



PROGRESS

2009 Annual Report || **BRIDGING** CHALLENGE AND OPPORTUNITY



SEC
Mail Processing
Section

MAR 17 2010

Washington, DC
120



MAKING PROGRESS

A company can convert challenges into opportunities by managing change. Thanks to our proactive approach, in 2009 First Horizon National Corp. continued to make progress in a difficult environment. We entered 2010 a substantially different company than we were a few years ago, the result of our strategic decision to right-size and refocus on our core businesses. The trends in those two franchises – regional banking and capital markets – are positive, pointing to more progress to come.

REGIONAL BANKING

With 183 financial centers in and around Tennessee, First Tennessee Bank has the leading combined deposit market share in the 17 Tennessee counties where we do business. Our presence encompasses all the major metropolitan areas of the state. We have called Tennessee home since 1864, and our community-focused relationships have resulted in one of the highest customer retention rates of any bank in the country. First Tennessee ranked higher in overall customer satisfaction than all but one bank, which operates outside Tennessee, in the latest J.D. Power rating of banks in the Southeast. Additionally, Greenwich Associates recognized us for excellence in middle market and small business banking, one of a relatively few banks so honored out of more than 750 evaluated.

In 2009, we worked to raise that service standard even higher. We restructured our banking business to create employee teams focused on specific customer groups. We created new products, enhanced product support and improved responsiveness. Our financial centers offer a full range of banking services. As we continue to provide stability and solutions for customers in 2010, we believe our competitive advantages will create new opportunities for progress.

CAPITAL MARKETS

FTN Financial is an industry leader in fixed-income sales, trading and strategies for institutional clients in the U.S. and abroad. With 17 domestic offices at year's end, plus one in Hong Kong and one in Tokyo, FTN Financial provides a broad spectrum of financial services for the investment and banking communities through the integration of traditional capital markets securities activities, loan sales, portfolio advisory services, derivative sales and correspondent banking services.

In 2009, FTN Financial's positive performance demonstrated the strength of our capital markets platform, anchored in our experienced sales and trading resources and deep customer relationships.

OUR COMMITMENT

From our corporate headquarters in Memphis to our locations throughout Tennessee and beyond, the 5,700 employees of First Horizon are committed to the customers and communities we serve. With financial services that empower businesses and individuals. With investments in the well-being of our communities. With volunteers to meet needs. Because when our customers and communities succeed, so do we. In 2010, we renew our commitment to supporting the progress that builds a prosperous future.



CORE STRENGTHS

CEO MESSAGE

At First Horizon, 2009 was a year of change, challenge and opportunity. Change, because we continued to refocus our business. Challenge, because we worked to manage credit issues in a difficult environment. Opportunity, because we positioned our company to take advantage of an improving economy. Through change, our employees turned challenges into opportunities, strengthening our company and making steady progress toward our goal of solid long-term returns for shareholders.

We focused on our ongoing core franchises, First Tennessee and FTN Financial, where we made significant efforts to build for the future.

From a strategic perspective, we focused during the last two years on managing two distinct businesses. The first consists of our ongoing core franchises, First Tennessee and FTN Financial, where we made significant efforts to build for the future. The second consists of our wind-down of assets and obligations from our national lending businesses, where we worked aggressively to minimize credit and other losses.

Within our banking business, First Tennessee, we've created products and teams of employees focused on specific customer groups and strengthened our product support areas. These efforts should enhance our strong community-focused banking efforts and improve our customer responsiveness. Thanks to the hard work of our employees, the 2009 trends for First Tennessee were encouraging. Average core deposits grew by 11 percent and net interest margin expanded.

Last year, we also focused on our banking credit systems. Our goals were to ensure that we underwrite credit accurately and quickly, that we service credit effectively and are proactive when a borrower begins to experience financial difficulty. Given the challenging credit cycle over the last couple of years, we, like others, have faced deteriorating portfolios. Based on lessons learned in this cycle, our actions in 2009 not only helped minimize current losses, but also strengthened our processes for the long term. An example is our year-long effort to strengthen customer service and credit monitoring by forming a team of portfolio managers to work with our relationship calling officers. In addition to administering portfolios, these managers serve as another point of customer contact and give relationship calling officers greater time to focus on our existing and prospective customers.

We take seriously our responsibility to help the customers and communities we serve recover from this difficult economic cycle, and we are dedicated to strengthening our bonds with them.

In the last half of 2008 and in 2009, FTN Financial demonstrated the strength of our capital markets platform by providing a steady source of liquidity to otherwise difficult fixed-income markets. Our experienced sales force with its deep knowledge of our extensive customer base enabled us to serve as a key intermediary for customers when the markets were nearly frozen. The performance of our fixed-income business showed the soundness of our strategic refocus on our core strengths. Through hiring and training, we continued to expand our fixed-income sales force. We also exited our equity capital markets business. We did not believe investments needed to make the business competitive would generate sufficient returns.

In 2009, FTN Financial produced strong average daily fixed income revenue of $2.4 million, up 22 percent from the previous year. As market conditions began normalizing in the second half of 2009, fixed income revenues declined from record levels but remained above historical norms.

In the wind-down of our national portfolios, we made significant progress in reducing problem assets, reducing our residential construction exposures and managing our residential first and second mortgage loan exposure. These wind-down portfolios produced the majority of our credit losses and non-performing assets. Over the next year we should largely resolve our national residential construction portfolios, which totaled $569 million at year end compared to approximately $4 billion at the end of 2007.

We have built loan loss reserves for these national portfolios totaling 7.04 percent of year-end balances, a level reflecting our focus on early identification and reserving for problem assets. The pace of home sales and mortgage refinance activity nationally will impact first-mortgage and home equity loan pre-payments and thus the speed of the wind-down of these national portfolios. We expect it will take several more years to effectively complete the wind-down.

Last year, we looked for opportunities to cut costs and increase efficiency, taking steps to save up to $100 million. Although we set goals for our efficiency initiative, we did not treat it as a one-time project; being efficient must be part of the fabric of our organization for the long term. We plan to take some of the short-term savings from this effort over the next year or so and reinvest in systems and processes that will enable us not only to enhance our customer service but also to achieve greater efficiency over the long term.

We expect the operating environment to remain difficult in 2010 and probably into 2011. The economy has stabilized and is beginning to show signs of improvement, but continued high unemployment and the severity of the downturn are likely to slow the pace of recovery. As a result, we expect continued weak loan demand and low short-term interest rates.

Looking forward, we see significant changes for the financial services industry:

- increased regulation
- a revamped regulatory framework
- higher capital requirements
- changes to fee structures and pricing
- increased use of technology to enhance the customer experience
- a continued drive for greater efficiency
- a re-intermediation of credit from the shadow banking system to bank balance sheets
- renewed industry consolidation

From a reputational standpoint, First Horizon and the financial services industry have additional work in front of us to restore the confidence of the country in the system. We take seriously our responsibility to help the customers and communities we serve recover from this difficult economic cycle, and we are dedicated to strengthening our bonds with them.

The next several years will present First Horizon with many opportunities to put capital to work to produce strong shareholder returns. We think our platforms and business models should allow us to take advantage of these opportunities and produce long-term 15 to 20 percent returns.

In an economic sense, few of us will miss 2009, a year of downturn and retrenchment worldwide, when U.S. unemployment reached a 26-year high and many people endured financial hardship. But First Horizon emerged from this difficult time a better-positioned company, with a continued proactive focus on asset quality, a stronger capital position, improved liquidity and reduced risk. I am proud of the accomplishments of First Horizon employees in executing the changes needed to move forward, in meeting the challenges of the recession and in positioning us to take advantage of new opportunities. Their hard work and commitment continued our steady progress toward long-term success.

To our customers and investors, thank you for your support and confidence. In 2010, we will continue to work hard to earn that support and justify that confidence.

Sincerely,



Bryan Jordan
President and Chief Executive Officer
March 1, 2010



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FINANCIAL INFORMATION AND DISCUSSION

TABLE OF CONTENTS

Selected Financial and Operating Data 2

Management's Discussion and Analysis of Results of Operations and Financial Condition 3

- General Information 3
- Forward-Looking Statements 4
- Financial Summary 4
- Business Line Review 6
- Income Statement Review – 2009 compared to 2008 11
- Statement of Condition Review – 2009 compared to 2008 21
- Income Statement Review – 2008 compared to 2007 26
- Statement of Condition Review – 2008 compared to 2007 28
- Capital 29
- Risk Management 31
- Market Uncertainties and Prospective Trends 31
- Critical Accounting Policies 52
- Quarterly Financial Information 61
- Accounting Changes 61
- NON-GAAP Information 63

Glossary of Selected Financial Terms 64

Report of Management on Internal Control over Financial Reporting 67

Reports of Independent Registered Public Accounting Firm 68

Consolidated Statements of Condition 70

Consolidated Statements of Income 71

Consolidated Statements of Equity 72

Consolidated Statements of Cash Flows 74

Notes to Consolidated Financial Statements 75

Consolidated Historical Statements of Income 158

Consolidated Average Balance Sheets and Related Yields and Rates 160

Total Shareholder Return Performance Graph 162

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	**2009**	2008	2007	2006	2005	2004
Income/(loss) from continuing operations	**$ (245.6)**	$ (174.4)	$ (153.8)	$ 267.8	$ 416.9	$ 425.0
Income/(loss) from discontinued operations, net of tax	**(12.8)**	(3.5)	2.5	212.0	21.7	20.7
Income/(loss) before cumulative effect of changes in accounting principle	**(258.4)**	(178.0)	(151.3)	479.8	438.6	445.7
Cumulative effect of changes in accounting principle, net of tax	**-**	-	-	1.3	(3.1)	-
Net income/(loss)	**(258.4)**	(178.0)	(151.3)	481.1	435.5	445.7
Income/(loss) available to common shareholders	**(329.4)**	(199.4)	(170.1)	462.7	424.7	445.7
Common Stock Data (a)						
Earnings/(loss) per common share from continuing operations	**$ (1.44)**	$ (1.01)	$ (1.22)	$ 1.78	$ 2.87	$ 3.02
Earnings/(loss) per common share	**(1.49)**	(1.03)	(1.20)	3.30	3.00	3.17
Diluted earnings/(loss) per common share from continuing operations	**(1.44)**	(1.01)	(1.22)	1.73	2.77	2.93
Diluted earnings/(loss) per common share	**(1.49)**	(1.03)	(1.20)	3.21	2.90	3.07
Cash dividends declared per common share	**-**	0.35	1.60	1.60	1.54	1.44
Year-end book value per common share	**9.95**	11.31	14.97	17.47	16.48	14.64
Closing price of common stock per share:						
High	**14.55**	19.59	39.99	37.89	39.47	42.54
Low	**6.94**	4.47	15.95	32.96	31.13	36.85
Year-end	**13.40**	9.83	16.08	37.02	34.06	38.20
Cash dividends per common share/year-end closing price	**N/A**	3.6%	10.0%	4.3%	4.5%	3.8%
Cash dividends per common share/diluted earnings per common share	**N/A**	NM	NM	49.9%	53.1%	47.0%
Compound stock dividend rate declared per share	**7.5320%**	4.9547%	N/A	N/A	N/A	N/A
Price/earnings ratio	**NM**	NM	NM	11.6x	11.7x	12.4x
Market capitalization	**$ 2,974.5**	$ 2,169.8	$ 2,293.5	$ 5,216.9	$ 4,852.0	$ 5,325.5
Average shares (thousands)	**220,412**	194,322	142,027	140,458	141,611	140,771
Average diluted shares (thousands)	**220,412**	194,322	142,027	144,407	146,341	144,973
Period-end shares outstanding (thousands)	**221,980**	220,745	142,617	140,924	142,454	139,418
Volume of shares traded (thousands)	**1,181,011**	1,558,897	548,746	208,662	192,153	205,131
Selected Average Balances						
Total assets	**$ 28,147.8**	$ 34,422.7	$38,175.4	$38,764.6	$36,560.4	$27,305.8
Total assets – divestiture	**-**	182.3	123.1	-	-	-
Total loans, net of unearned income	**19,579.3**	21,660.7	22,106.7	21,504.2	18,334.7	15,440.5
Total loans held for sale – divestiture	**-**	110.4	117.8	-	-	-
Investment securities	**2,852.1**	2,964.0	3,380.2	3,481.5	2,906.2	2,471.1
Earning assets	**25,373.9**	30,426.2	33,405.4	34,042.3	31,976.2	23,740.3
Deposits	**14,556.2**	14,920.9	20,313.8	22,751.7	23,015.8	17,635.5
Total deposits – divestiture	**-**	48.8	95.3	-	-	-
Long-term debt	**3,506.9**	6,108.6	6,567.7	5,062.4	2,560.1	2,248.0
Common equity	**2,365.6**	2,534.1	2,423.5	2,423.0	2,177.0	1,905.5
Total equity	**3,452.0**	2,930.7	2,718.7	2,718.2	2,406.9	1,906.0
Selected Period-End Balances						
Total assets	**$ 26,068.7**	$ 31,022.0	$37,015.5	$37,918.3	$36,579.1	$29,771.7
Total assets – divestiture	**-**	-	305.7	-	-	-
Total loans, net of unearned income	**18,123.9**	21,278.2	22,103.5	22,104.9	20,612.0	16,441.9
Total loans held for sale – divestiture	**-**	-	289.9	-	-	-
Investment securities	**2,694.5**	3,125.2	3,032.8	3,923.5	2,941.2	2,704.6
Earning assets	**22,962.9**	26,895.9	31,785.6	32,353.3	31,606.7	25,975.9
Deposits	**14,867.2**	14,241.8	17,032.3	20,213.2	23,317.6	19,757.0
Total deposits – divestiture	**-**	-	230.4	-	-	-
Long-term debt	**2,891.1**	4,767.7	6,828.4	5,836.4	3,437.6	2,616.4
Common equity	**2,208.6**	2,496.8	2,135.6	2,462.4	2,347.5	2,041.0
Total equity	**3,302.5**	3,574.6	2,430.9	2,757.7	2,642.8	2,041.4
Selected Ratios						
Return on average common equity	**(13.93)%**	(7.87)%	(7.02)%	19.10%	19.51%	23.39%
Return on average assets	**(0.92)**	(0.52)	(0.40)	1.24	1.19	1.63
Net interest margin	**3.06**	2.95	2.82	2.93	3.08	3.61
Allowance for loan losses to loans	**4.95**	3.99	1.55	0.98	0.92	0.96
Net charge-offs to average loans	**4.25**	2.64	0.60	0.26	0.20	0.27
Total period-end equity to period-end assets	**12.67**	11.52	6.57	7.27	7.22	6.86
Tangible common equity to tangible assets (b)	**7.75**	7.34	5.13	5.65	5.49	6.16

NM - not meaningful
See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Shares restated for stock dividends distributed through January 1, 2010.
(b) Represents a non-GAAP measure. Refer to Table 26 for the non-GAAP to GAAP reconciliation.

FIRST HORIZON NATIONAL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL INFORMATION

First Horizon National Corporation (FHN) began as a small community bank chartered in 1864 and is now one of the 30 largest bank holding companies in the United States in terms of asset size.

Approximately 5,700 FHN employees provide financial services through more than 180 bank locations in and around Tennessee and 19 capital markets offices in the U.S. and abroad.

The corporation's two major brands – First Tennessee and FTN Financial – provide customers with a broad range of products and services. First Tennessee has the leading combined deposit market share in the 17 Tennessee counties where it does business and one of the highest customer retention rates of any bank in the country. FTN Financial (FTNF) is an industry leader in fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad.

AARP and Working Mother magazine have recognized FHN as one of the nation's best employers.

FHN is composed of the following operating segments:

- Regional Banking offers financial products and services, including traditional lending and deposit-taking, to retail and commercial customers in Tennessee and surrounding markets. Additionally, Regional Banking provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, and check clearing services.
- Capital Markets provides a broad spectrum of financial services for the investment and banking communities through the integration of traditional capital markets securities activities, loan sales, portfolio advisory services, derivative sales, and correspondent banking services.
- Mortgage Banking consists of the origination of mortgage loans in and around the regional banking footprint and legacy servicing. Prior to the August 31, 2008, sale of its servicing platform and origination offices outside Tennessee, this division provided mortgage loans and servicing to consumers and operated in approximately 40 states.
- National Specialty Lending consists of legacy traditional consumer and construction lending activities outside the regional banking footprint. In January 2008, FHN announced the discontinuation of national home builder and commercial real estate lending.
- Corporate consists of unallocated corporate expenses including net charges related to restructuring, repositioning, and efficiency initiatives, gains and losses on repurchases of debt, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, low income housing investment activities, and venture capital.

For the purpose of this management's discussion and analysis ("MD&A"), earning assets have been expressed as averages, unless otherwise noted, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying audited Consolidated Financial Statements and notes. Certain capital-related non-GAAP measures are included in the narratives and tables in MD&A. FHN's management believes such measures are relevant to understanding the capital position and results of the company. The non-GAAP items presented in MD&A are tangible common equity to tangible assets, tangible book value per common share, tier 1 common to risk weighted assets, and adjusted tangible common equity to risk weighted assets. These measures are reported to FHN's management and board of directors through various internal reports. Additionally, disclosure of the non-GAAP capital ratios provide a meaningful base for comparability to other financial institutions as these ratios have become important measures of the capital strength of banks as demonstrated by their inclusion in the stress tests administered by the United States Treasury Department ("UST") under the Capital

Assistance Program. Non-GAAP measures are not formally defined by GAAP or codified in the federal banking regulations, and other entities may use calculation methods that differ from those used by FHN. Tier 1 capital is a regulatory term and is generally defined as the sum of core capital (including common equity and instruments that can not be redeemed at the option of the holder) adjusted for certain items under risk-based capital regulations. Also a regulatory term, risk-weighted assets includes total assets adjusted for credit risk and is used to determine capital ratios. Refer to Table 26 for a reconciliation of non-GAAP to GAAP measures and presentation of the most comparable GAAP items.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to FHN's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results, or other developments. The words "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward," and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond a company's control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, general and local economic and business conditions; recession or other economic downturns; expectations of and actual timing and amount of interest rate movements, including the slope of the yield curve (which can have a significant impact on a financial services institution); market and monetary fluctuations; inflation or deflation; customer and investor responses to these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; recent and future legislative and regulatory developments; natural disasters; effectiveness of FHN's hedging practices; technology; demand for FHN's product offerings; new products and services in the industries in which FHN operates; and critical accounting estimates. Other factors are those inherent in originating, selling, and servicing loans including prepayment risks, pricing concessions, fluctuation in U.S. housing prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), the Federal Deposit Insurance Corporation (FDIC), Financial Industry Regulatory Authority (FINRA), U.S. Department of the Treasury, and other regulators and agencies; regulatory and judicial proceedings and changes in laws and regulations applicable to FHN; and FHN's success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ. FHN assumes no obligation to update any forward-looking statements that are made from time to time. Actual results could differ because of several factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in Item 1A of FHN's 2009 annual report on Form 10-K, and in other parts of that annual report.

FINANCIAL SUMMARY

For 2009 FHN reported a net loss available to common shareholders of $329.4 million, or $1.49 diluted loss per share compared to a loss of $199.4 million, or $1.03 diluted loss per share in 2008. The after-tax results of FTN Financial's institutional equity research business, FTN Equity Capital Markets ("FTN ECM"), including a $14.3 million pre-tax goodwill impairment, are reflected in the discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented.

Reported earnings are directly and significantly affected by a number of factors in both 2009 and 2008. Generally, overall performance was a result of a challenging operating environment and, when compared with 2008, due to the broad effects from the 2008 divestiture of certain mortgage banking operations. Results for 2009 include a contraction of fee income, higher losses from foreclosure and repurchase obligations, and elevated foreclosure losses that overshadowed reduced loan loss provisioning and an overall decline in expenses when compared with 2008.

Among other factors, economic conditions in 2009 and 2008 played a significant role in FHN's results of operations. Although perhaps less volatile than 2008, the economic environment did not significantly improve during 2009. The downward spiral of the credit markets that occurred in 2008 began to slow as actions taken by the U.S. Treasury and the Federal Reserve promoted the extension of credit in the marketplace. Although the tightened credit markets relaxed in 2009, economic conditions remained poor as unemployment continued to rise, the housing market was still anemic, and economic indicators have not foreshadowed a quick recovery. The manifestation of the current economic downturn in FHN's results can be seen in several areas, although the effects were not entirely negative. Asset quality was severely impacted as the extended recession took a toll on commercial and retail borrowers alike resulting in elevated provision, net charge-offs, and allowance for loan losses. However, FHN has made significant headway in reducing exposure to national construction loans as balances have significantly declined since 2008. While asset quality indicators are still stressed, FHN experienced stabilization during the second half of 2009 and improvement appears to be on the horizon as provision expense and nonperforming assets decreased from 2008.

In addition to the negative effects of asset quality in FHN's loan portfolio, increased repurchase and make-whole claims from agency and private purchasers of loans originated and subsequently sold by FHN hampered earnings as FHN recorded $148.5 million in charges for its obligations related to these assets. FDIC premium expense increased as the FDIC levied a special assessment to replenish the deposit insurance fund. Results in 2009 include $46.3 million for FDIC deposit insurance coverage. The depressed housing market is still affecting collateral values which have resulted in higher loss severities on dispositions and an increase in negative valuation adjustments on already historically lofty foreclosed assets numbers.

However, the poor economic landscape provided opportunity to Capital Markets which thrived during 2009. Market instability and illiquidity boosted Capital Markets' fixed income sales revenues resulting in a record year. Additionally, during this downturn, the Federal Reserve has maintained the target federal funds rate at a historical low which has favorably affected net interest margin and funding costs as interest rates on deposits and shorter-term borrowings are significantly lower than in previous years.

Beginning in 2007 and continuing through 2009, FHN conducted an ongoing, company-wide review of business practices with the goal of improving overall profitability and productivity. In 2009, FHN executed key strategic initiatives as we continued to refocus on core businesses and to reduce non-strategic activities. This resulted in a decision to dispose of FTN ECM, and the sales and closures of FHN's insurance business in Atlanta, and FHN's lockbox service in Louisville, First Express Remittance Processing ("FERP"). Additionally, FHN terminated a sizeable consulting contract and continues to incur severance costs related to the wind-down of the national loan portfolios. These activities resulted in losses on divestiture, goodwill impairments, asset write-offs, and other losses. In 2008, FHN completed the divestiture of the First Horizon Bank branches and also continued the reduction of mortgage banking operations through the sale of its national origination offices, the servicing platform, and servicing rights to $19.1 billion of unpaid principal balance. Additionally, FHN reduced balance sheet risk by executing MSR bulk sales in both 2008 and 2009. While management remained active in pursuing such initiatives during 2009, net pre-tax charges related to restructuring, repositioning, and efficiency initiatives decreased to $51.9 million compared with $91.4 million in 2008.

Visa's ongoing litigation affected results in both 2009 and 2008 as $7.0 million of the contingent liability was reversed in 2009 compared with $30.0 million in 2008. Additionally, FHN recognized gains on the repurchase of debt in both periods with $16.4 million in 2009 compared with $33.8 million in 2008.

FHN progressed on balance sheet contraction and reducing risk associated with legacy mortgage banking and national lending activities. In late 2009, FHN completed the sale of approximately $50 million of retained interests from prior securitizations. In third quarter 2009, FHN transferred mortgage servicing rights to the original purchaser of certain previously sold equity lending products. This action was taken as part of a strategy to eliminate future repurchase obligations on these loans. Additionally, as part of the legacy mortgage banking business, certain FHN subsidiaries provided captive reinsurance on loans originated by FHN. As a result of increased delinquencies, FHN increased reserves to reflect its obligations to fulfill reinsurance claims. In 2009, FHN agreed to settle certain of its reinsurance obligations with several of the primary insurers that led to a reduction of a substantial portion of these reserves.

Conserving capital and maintaining strong capital ratios remains a priority for FHN as actions initiated in 2008 were continued into 2009. Under FHN's participation in the U.S. Treasury's Capital Purchase Program that commenced in late 2008, preferred shares and a common stock warrant were issued to the UST for $866.5 million in cash proceeds. In an effort to conserve capital, FHN's board of directors maintained the payment of a quarterly stock dividend in lieu of a cash dividend. In 2008, FHN completed the issuance of a common stock offering which bolstered capital. Capital ratios were also benefited by a contracting balance sheet.

Return on average common equity and return on average assets for 2009 were negative 13.93 percent and negative .92 percent, respectively, compared to negative 7.87 percent and negative .52 percent in 2008. Tangible common equity to tangible common assets ratio improved to 7.75 percent in 2009 from 7.34 percent in 2008. Tier 1 capital ratio was 16.39 percent as of December 31, 2009, compared to 15.03 percent on December 31, 2008. Total assets were $26.1 billion and shareholders' equity was $3.3 billion on December 31, 2009, compared to $31.0 billion and $3.6 billion, respectively, on December 31, 2008.

BUSINESS LINE REVIEW

Regional Banking

The Regional Banking segment had a pre-tax loss of $100.0 million in 2009 compared to a pre-tax loss of $81.7 million in 2008. Total revenues decreased 5 percent, or $40.2 million, to $816.8 million in 2009. The provision for loan losses decreased to $255.5 million in 2009 from $328.8 million in 2008. The decrease in provision reflects grade stabilization in the Commercial portfolio during 2009 and an overall period-end decline in Commercial balances from 2008.

Net interest income decreased 2 percent to $498.3 million in 2009 from $506.4 million in 2008. The decrease in net interest income was primarily attributable to a declining loan demand, the effects of the historically low interest rate environment, and increased competition for deposits which was partially offset by improved commercial loan pricing. Net interest margin in Regional Banking was 4.74 percent in 2009 compared to 4.59 percent in 2008. The increase in margin was driven by improved loan pricing and a decline in average earning assets.

Noninterest income declined 9 percent, or $32.1 million, in 2009 to $318.5 million. Over half of this decline in fee income was due to lower retail non-sufficient fund ("NSF") fees in 2009 as deposit transactions and cash management fees were down $16.0 million from 2008. The trend in consumer NSF fees is largely due to an overall decrease in retail transaction volumes from 2008. Trust revenues declined by $4.4 million from 2008 as the value of assets under management decreased consistent with overall market declines that occurred in the first half of 2009. Insurance commissions were down $3.3 million to $25.8 million from 2008 due to a soft market and reduced insurance product offerings. Bank card fees declined $1.1 million as consumer spending decreased and resulted in lower interchange fees in 2009. All other miscellaneous income declined to $70.4 million from $77.1 million in 2008 primarily driven by decreases in annuity income and mutual fund sales.

Noninterest expense increased to $661.3 million in 2009 compared to $609.9 million in 2008. The year-over-year increase is attributable to several factors. Given the challenging operating environment, credit-related costs and losses on foreclosed properties have increased since 2008. Additionally, the Regional Bank recognized higher FDIC deposit premiums, including the second quarter special assessment, in 2009 when compared with 2008. Lastly, technology costs and credit losses on customer derivatives increased during 2009.

Capital Markets

Pre-tax income increased from $120.1 million in 2008 to $200.9 million in 2009. Total revenues were $730.7 million in 2009 compared to $573.0 million in 2008.

Net interest income was $90.6 million in 2009 compared to $79.5 million in 2008 and the net interest margin improved 76 basis points to 2.51 percent during 2009. An increase in mortgage warehouse lending favorably impacted net interest income and the net interest margin. Additionally, improved spreads on Capital Markets' trading portfolio positively affected the net interest margin.

Revenue from fixed income sales increased to $598.6 million in 2009 from $493.8 million in 2008 reflecting favorable market conditions, particularly in the first half of 2009, combined with Capital Markets' extensive distribution network. Revenues from other products, including fee income from activities such as loan sales, portfolio advisory, derivative sales, and correspondent banking services, increased to $41.4 million in 2009 from ($.4) million in 2008. The increase in revenue is primarily due to a $36.2 million LOCOM adjustment that was taken on the trust preferred loan portfolio during 2008.

Provision expense increased to $113.5 million in 2009 from $80.1 million in 2008 which primarily reflects incremental deterioration in the bank holding company and trust preferred loan portfolios. See Credit Risk Management section for additional asset quality data.

Noninterest expense increased 12 percent, or $43.5 million, to $416.2 million in 2009, primarily due to increased variable personnel costs related to higher fixed income production in 2009. While legal and professional fees and operations services cost increased from 2008, generally, all other expense categories were either flat or slightly decreased compared with 2008.

Mortgage Banking

In third quarter 2008, FHN completed the sale of Mortgage Banking's servicing operations, origination offices outside of Tennessee and servicing on loans with an outstanding principal balance of $19.1 billion. As a result of this transaction, components of origination activity and operating expenses for 2009 are significantly lower when compared to 2008.

Pre-tax income was $35.6 million in 2009 compared to a pre-tax loss of $195.3 million in 2008. Total revenues declined by $370.9 million to $282.8 million in 2009.

Following the 2008 divestiture, Mortgage Banking derives interest income primarily from the remaining mortgage warehouse (which has significantly reduced post-divestiture), the permanent mortgage portfolio, and retained interests from prior securitizations that are classified as trading securities on the Consolidated Statements of Condition. Net interest income decreased to $35.5 million in 2009 from $106.2 million in 2008 primarily due to a significantly contracted mortgage warehouse and custodial balances following the third quarter 2008 divestiture.

Provision expense decreased to $8.6 million in 2009 from $29.1 million in 2008 primarily due to an 18 percent decrease in the permanent portfolio from 2008, although this portfolio experienced some deterioration during 2009.

During 2009, noninterest income consists primarily of fees from mortgage servicing, changes in the fair value of servicing assets net of hedge gains or losses, fair value adjustments to the remaining warehouse, and origination income through the regional banking footprint. In periods prior to the divestiture, mortgage banking fee income also reflected origination income through national channels and sales of mortgage loans into the secondary market. Noninterest income decreased to $247.3 million in 2009 compared to $547.5 million in 2008 due to a $199.3 million decline in origination income and $85.1 million decline in servicing income.

In 2009, origination income was $24.3 million compared with $223.6 million in 2008 reflecting the 2008 divestiture. Mortgage origination income through the regional banking footprint generated $24.3 million in revenues and negative fair value adjustments to the mortgage warehouse were $6.4 million during 2009. Origination income in 2008 was driven by considerably higher volumes given the national distribution channel and delivery of $19.9 billion of mortgage loans into the secondary market. Additionally, FHN recognized a $15.5 million negative adjustment to gain on sale as a result of revised cash flow expectations for mortgage origination activity.

Net servicing income declined $85.1 million to $206.9 million in 2009 reflecting a substantial decline in the unpaid principal balance ("UPB") of the servicing portfolio which was partially offset by the effects of lower net hedging gains in 2008. The average UPB of mortgage loans serviced through Mortgage Banking during 2009 declined to $45.1 billion at the end of 2009 from $86.0 billion during 2008. FHN sold servicing rights on approximately $13 billion in UPB during 2009 and executed various MSR sales in 2008, including $19.1 billion sold in third quarter 2008 in conjunction with the sale of certain mortgage banking operations. The contracting servicing portfolio resulted in a $111.6 million decline in servicing fees to $120.3 million in 2009. A slowdown in runoff of the

servicing portfolio positively affected servicing income in 2009 by $45.3 million which was somewhat mitigated by an $18.8 million decline in positive net hedging results. In 2008, other mortgage banking income was negatively impacted by a $6.5 million charge for minimum fee guarantees on prior servicing sales.

Noninterest expense was $238.6 million in 2009 compared to $429.3 million in 2008. Generally, with the exception of the increase in foreclosure and repurchase and private reinsurance obligations, all categories of noninterest expense declined from last year due to the 2008 divestiture. During 2009, provision expense related to legacy mortgage foreclosure and repurchase obligations was $126.5 million compared to $11.5 million in 2008. Charges to increase reinsurance reserves due to increased estimated defaults on insured mortgages were $25.6 million in 2009 compared to $16.5 million in the prior year. See Critical Accounting Policies for further discussion of FHN's estimate of foreclosure and repurchase obligations.

National Specialty Lending

National Specialty Lending had a pre-tax loss of $522.7 million in 2009 compared to a pre-tax loss of $569.8 million in 2008. The reduction in the 2009 pre-tax loss is primarily attributable to a $139.6 million decline in loan loss provision as the national construction portfolios have significantly contracted since 2008.

Net interest income declined to $122.8 million in 2009 compared to $189.7 million in 2008 as a result of the significant decline in commercial and consumer construction loan balances from 2008. Noninterest income was a loss of $8.8 million in 2009 compared to a loss of $10.5 million in 2008. During 2009, noninterest income in this segment primarily consisted of servicing income, fair value adjustments to the MSR and other retained interests, and charges related to repurchase obligations. While servicing fees were down and charges for repurchase activity were higher in 2009, fee income improved slightly on favorable fair value adjustments of the MSR and residual. Noninterest expense was $134.2 million in 2009 compared to $107.0 million in 2008. The increase in expense primarily reflects elevated costs related to foreclosed assets.

Corporate

The Corporate segment's pre-tax loss was $34.4 million in 2009 compared to pre-tax income of $7.2 million in 2008. The $41.6 million decrease is a result of the combination of variances in restructuring, repositioning, and efficiency charges, items related to the Visa IPO and related legal matters, and gains on the repurchase of debt. Net interest income was $29.3 million in 2009 compared to $13.3 million in 2008 primarily due to reduced higher-cost wholesale funding. Noninterest income was $37.7 million in 2009 compared to $3.2 million in 2008 reflecting a $30.6 million increase in deferred compensation income (more than offset by an increase in deferred compensation expense) and a decline in restructuring charges reflected in noninterest income. Gains from the repurchase of bank debt were decreased $17.4 million from 2008 to $16.4 million in 2009. Additionally, a lower earnings rate on bank-owned life insurance (BOLI) negatively affected noninterest income by $5.4 million. The redemption of Visa Inc.'s shares in conjunction with its IPO resulted in a securities gain of $66.1 million in 2008.

Noninterest expense increased to $100.1 million in 2009 from $75.5 million in 2008. The increase is primarily attributable to the effect of reversing $30.0 million of the contingent liability for certain Visa legal matters in 2008 compared with a $7.0 million reversal in 2009; an increase in deferred compensation expense (partially offset by a corresponding increase in deferred compensation income) and a lesser amount of restructuring, repositioning, and efficiency initiatives recognized within noninterest expense during 2009. (See Note 18 – Restrictions, Contingencies, and Other Disclosures for a detailed discussion surrounding FHN's contingent liability for certain Visa legal matters and the following discussion regarding FHN's restructuring, repositioning, and efficiency initiatives).

RESTRUCTURING, REPOSITIONING, AND EFFICIENCY INITIATIVES

Beginning in 2007, FHN began conducting a company-wide review of business practices with the goal of improving its overall profitability and productivity. In order to redeploy capital to higher-return businesses, FHN concluded the sale of 34 full-service First Horizon Bank branches in its national banking markets in second quarter 2008 while also taking actions to right-size mortgage banking operations and to downsize FHN's national lending operations. Additionally, in January 2008, FHN discontinued national homebuilder and commercial real

estate lending through its First Horizon Construction Lending offices. FHN also repositioned mortgage banking operations through various MSR sales.

On August 31, 2008, FHN completed the sale of substantially all of FHN's mortgage origination pipeline, related hedges, certain fixed assets and other associated assets, while retaining the mortgage loan warehouse. FHN retained its mortgage operations in and around Tennessee, continuing to originate home loans for customers in its regional banking market footprint. As part of this transaction, FHN also agreed to sell servicing assets and related hedges on $19.1 billion of first lien mortgage loans and associated custodial deposits. FHN also entered into a subservicing agreement for the remainder of FHN's servicing portfolio. FHN generally received book value for the assets and liabilities sold, less a purchase price reduction. In 2008, FHN recognized a net loss on the divestiture of $16.6 million which is included in the noninterest income section of the Consolidated Statements of Income as losses on divestitures.

Continuing the efforts to refocus on core businesses, a definitive agreement was reached in third quarter 2009 for the sale of FTN ECM, the institutional equity research division of FTN Financial. FHN incurred a pre-tax goodwill impairment of $14.3 million (approximately $9 million, net of taxes) in 2009 in conjunction with the execution of this agreement. The impairment and other restructuring, repositioning, and efficiency charges incurred by FTN ECM are included with their operating results in the Loss from discontinued operations, net of tax, line on the Consolidated Statements of Income for all periods presented. During first quarter 2010, the contracted sale of FTN ECM failed to close, and FHN exited this business. See Note 28 – Other Events for additional discussion related to actions occurring in 2010. Other transactions that occurred in late 2009 were the sale and closures of FERP and Atlanta insurance operations and the cancellation of a large services/consulting contract. Losses on divestiture were $7.5 million and $1.7 million for the divestiture of the Atlanta insurance business and FERP, respectively, which include write-downs of associated goodwill. FHN incurred additional costs for closure of these locations in 2009, including goodwill impairment of $2.3 million. FHN also terminated an outsourcing contract in fourth quarter 2009 which triggered a $13.4 million charge.

Net costs recognized by FHN in the year ended December 31, 2009, related to restructuring, repositioning, and efficiency activities were $51.9 million. Of this amount, $12.4 million represented exit costs that were accounted for in accordance with the FASB Accounting Standards Codification Topic for Exit or Disposal Activities Cost Obligations (ASC 420). Significant expenses recognized during 2009, including items presented in discontinued operations, net of tax, resulted from the following actions:

- Severance and related employee costs of $5.6 million related to discontinuation of national lending operations and the sales and closures of FERP and the Atlanta insurance business.
- Loss on divestiture of $9.2 million related to the FERP and Atlanta insurance transactions.
- Loss of $13.4 million related to cancellation of consulting contract.
- Goodwill impairment of $14.3 million related to agreement to sell FTN ECM and $2.3 million related to sale/transfer of Atlanta insurance books of business.

Net costs recognized by FHN in the year ended December 31, 2008, related to restructuring, repositioning, and efficiency activities were $91.4 million. Of this amount, $49.1 million represented exit costs accounted for in accordance with ASC 420. Significant expenses recognized in 2008 resulted from the following actions:

- Expense of $49.1 million associated with organizational and compensation changes due to right-sizing operating segments, the divestiture of certain First Horizon Bank branches, the divestiture of certain mortgage banking operations, and consolidating functional areas.
- Loss of $16.6 million on the divestiture of mortgage banking operations.
- Loss of $2.4 million from the sales of certain First Horizon Bank branches.
- Transaction costs of $12.7 million from the contracted sales of mortgage servicing rights.
- Expense of $10.7 million for the write-down of certain premises and equipment, intangibles, and other assets resulting from FHN's divestiture of certain mortgage operations and from the change in FHN's national banking strategy.

Net costs recognized by FHN in the year ended December 31, 2007, related to restructuring, repositioning, and efficiency activities were $98.7 million. Of this amount, $47.9 million represented exit costs accounted for in accordance with ASC 420. Significant expenses recognized in 2007 resulted from the following actions:

- Expense of $20.4 million associated with organizational and compensation changes for right-sizing operating segments and consolidating functional areas.
- Non-core business repositioning costs of $17.4 million, including costs associated with the exit of the collectible coin merchandising business and the transition of the non-prime mortgage origination business to a broker model.
- Expense of $17.2 million related to other restructuring, repositioning, and efficiency initiatives, including facilities consolidation, procurement centralization, multi-sourcing, and the divestiture of certain loan portfolios.
- Costs of $24.3 million related to the divestiture of 34 full-service First Horizon Bank locations in Virginia, Maryland, Georgia, and Texas, including $13.9 million for the write-down of goodwill and other intangibles; partially offset by $15.7 million of gains realized in 2007 from the disposition of 15 of these locations.
- Expense of $11.3 million related to the restructuring of mortgage operations and national lending operations through office closures, associated sales force decreases, and the reduction of management and support staff.
- Expense of $17.4 million for asset impairments related to the discontinuation of technology projects.
- Transaction costs of $6.4 million from sales of mortgage servicing rights.

Provision for loan losses of $7.7 million was incurred during 2007 in relation to the divestiture of a non-strategic loan portfolio. Gains or losses from the divestitures of the Atlanta insurance business, FERP, certain mortgage banking operations, and First Horizon Bank branches are included in gains/(losses) on divestitures in the noninterest income section of the Consolidated Statements of Income. Transaction costs related to transfers of mortgage servicing rights are recorded as a reduction of mortgage banking income in the noninterest income section of the Consolidated Statements of Income. All other costs associated with the restructuring, repositioning, and efficiency initiatives implemented by management are included in the noninterest expense section of the Consolidated Statements of Income, including severance and other employee-related costs which are recorded in employee compensation, incentives, and benefits, facilities consolidation costs and related asset impairment costs which are included in occupancy, costs associated with the impairment of premises and equipment which are included in equipment rentals, depreciation, and maintenance. Other costs associated with such initiatives including intangible asset impairment costs and asset impairment costs related to the discontinuation of technology projects are included in all other expense and goodwill impairment.

Settlement of the obligations arising from current initiatives will be funded from operating cash flows. The effect of suspending depreciation on assets held for sale was immaterial to FHN's results of operations for all periods. As a result of the change in FHN's national banking strategy, a write-down of other intangibles of $2.4 million was recognized in first quarter 2008 related to certain banking licenses. As part of the divestiture of certain mortgage banking operations, an impairment of $1.7 million was recognized in second quarter 2008 related to noncompete agreements. Additionally, in 2009, FHN incurred charges of $.2 million to write off customer lists as a result of the sale and closure of the Atlanta insurance business, a $14.3 million goodwill impairment related to the agreement to sell FTN ECM, and a $2.3 million goodwill impairment on assets excluded from the sale of the Atlanta insurance business. The recognition of these impairment losses will have no effect on FHN's debt covenants. The impairment losses related to such intangible assets were recorded as an unallocated corporate charge within the Corporate segment and is included in all other expense on the Consolidated Statements of Income. Due to the broad nature of the actions being taken, all components of income and expense are expected to benefit from the efficiency initiatives.

Charges related to restructuring, repositioning, and efficiency initiatives for the twelve months ended December 31, 2009, 2008, and 2007 are presented in the following table based on the income statement line item affected. See Note 26 – Restructuring, Repositioning, and Efficiency Charges and Note 2 – Acquisitions/Divestitures for additional information.

Table 1 - Restructuring, Repositioning, and Efficiency Initiatives

(Dollars in thousands)	**2009**	2008	2007
Provision for loan losses related to divestiture of a loan portfolio	**$ -**	$ -	$ 7,672
Noninterest income:			
Mortgage banking	**(548)**	(12,667)	(6,428)
Gains/(losses) on divestitures	**(9,183)**	(19,019)	15,695
Total noninterest income/(loss)	**$ (9,731)**	$(31,686)	$ 9,267
Adjusted gross income/(loss) after provision for loan losses	**$ (9,731)**	$(31,686)	$ 1,595
Noninterest expense:			
Employee compensation, incentives, and benefits	**$ 5,432**	$ 23,974	$ 25,580
Occupancy	**1,985**	8,141	14,163
Equipment rentals, depreciation, and maintenance	**-**	4,340	6,481
Legal and professional fees	**702**	4,342	9,972
Operations services	**-**	1	359
Communications and courier	**16**	42	28
Goodwill impairment	**2,294**	-	13,010
All other expense	**17,296**	18,473	30,438
Total noninterest expense	**$ 27,725**	$ 59,313	$100,031
Loss before income taxes	**$(37,456)**	$(90,999)	$ (98,436)
Loss from discontinued operations	**(14,470)**	(414)	(282)
Net charges resulting from restructuring, repositioning, and efficiency initiatives	**$(51,926)**	$(91,413)	$ (98,718)

Certain previously reported amounts have been reclassified to agree with current presentation.

Activity in the restructuring and repositioning liability for the twelve months ended December 31, 2009, 2008, and 2007 is presented in the following table:

(Dollars in thousands)	**2009**	2008	2007
Beginning Balance: January 1	**$24,167**	$19,675	$ -
Severance and other employee related costs	**5,612**	24,400	25,532
Facility consolidation costs	**6,511**	16,751	13,131
Other exit costs, professional fees, and other	**322**	7,902	9,255
Total Accrued	**$36,612**	$68,728	$47,918
Payments related to:			
Severance and other employee related costs	**$ 9,840**	$16,235	$15,174
Facility consolidation costs	**8,868**	14,223	3,992
Other exit costs, professional fees, and other	**874**	7,558	7,915
Accrual Reversals	**1,127**	6,545	1,162
Restructuring and Repositioning Reserve Balance: December 31	**$15,903**	$24,167	$19,675

INCOME STATEMENT REVIEW – 2009 COMPARED TO 2008

Total consolidated revenue decreased 14 percent to $2.0 billion from $2.3 billion in 2008 despite record capital markets income as mortgage banking income significantly decreased from 2008. A more detailed discussion of the major line items follows:

NET INTEREST INCOME

Net interest income declined to $776.5 million in 2009 from $895.1 million in 2008 as average earning assets declined 17 percent to $25.4 billion and average interest-bearing liabilities declined 22 percent to $23.7 billion in 2009. See also the Consolidated Average Balance Sheet and Related Yields and Rates table.

The activity levels and related funding for FHN's capital markets activities affect the net interest margin. Capital markets' activities tend to compress the margin because of the strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. Likewise, in periods prior to the divestiture of certain mortgage banking operations, mortgage production and servicing activities also affected the margin. Such factors include the shape of the yield curve, the size of the mortgage warehouse, the time it took to deliver loans into the secondary market, the amount of custodial balances, and the level of MSR. As a result, FHN's consolidated margin cannot be readily compared to that of other bank holding companies. Table 2 details the computation of the net interest margin for FHN for the last three years.

As reflected in Table 3, net interest income (FTE-adjusted) declined $118.9 million primarily due to reduction in interest income from the loan portfolio, partially mitigated by improved funding costs. The consolidated net interest margin was 3.06 percent for 2009 compared to 2.95 percent for 2008. The widening in the margin occurred as the net interest spread increased to 2.80 percent from 2.55 percent in 2008 and the impact of free funding decreased from 40 basis points to 26 basis points. The increase in the margin is attributable to a decline in higher-cost wholesale funding, lower effect from nonaccrual loans, improved loan pricing relative to deposit pricing, and changing balance sheet mix.

Table 2 - Net Interest Margin

	2009	2008	2007
Consolidated yields and rates:			
Loans, net of unearned income	**3.93%**	5.33%	7.34%
Loans held for sale	**4.72**	5.86	6.54
Investment securities	**4.98**	5.49	5.59
Capital markets securities inventory	**3.79**	4.57	5.29
Mortgage banking trading securities	**12.47**	12.98	12.28
Other earning assets	**0.18**	1.84	4.88
Yields on earning assets	**3.92**	5.29	6.91
Interest-bearing core deposits	**1.20**	2.26	3.34
Certificates of deposit $100,000 and more	**2.02**	3.79	5.36
Federal funds purchased and securities sold under agreements to repurchase	**0.21**	2.04	4.72
Capital markets trading liabilities	**3.89**	4.73	5.42
Commercial paper and other short-term borrowings	**0.29**	2.33	4.83
Long-term debt	**1.43**	3.56	5.67
Rates paid on interest-bearing liabilities	**1.12**	2.74	4.72
Net interest spread	**2.80**	2.55	2.19
Effect of interest-free sources	**0.26**	0.40	0.63
FHN – NIM	**3.06%**	2.95%	2.82%

Certain previously reported amounts have been reclassified to agree with current presentation.

FHN's net interest margin is expected to stabilize over the next few periods as FHN focuses on loan and deposit pricing discipline while new loan growth is expected to be moderate.

Table 3 shows how the changes in yields or rates and average balances compared to the prior year affected net interest income.

Table 3 - Analysis of Changes in Net Interest Income

(Fully taxable equivalent) (Dollars in thousands)	2009 Compared to 2008 Increase/(Decrease) Due to*			2008 Compared to 2007 Increase/(Decrease) Due to*		
	Rate**	**Volume****	**Total**	Rate**	Volume**	Total
Interest income – FTE:						
Loans	**$(280,052)**	**$(103,691)**	**$(383,743)**	$(436,294)	$ (31,897)	$(468,191)
Loans held for sale	**(24,592)**	**(101,150)**	**(125,742)**	(24,906)	(77,126)	(102,032)
Investment securities:						
U.S. Treasury	**(216)**	**74**	**(142)**	(1,848)	(1,859)	(3,707)
U.S. government agencies	**(5,947)**	**(9,584)**	**(15,531)**	(3,297)	(22,740)	(26,037)
States and municipalities	**(1,305)**	**534**	**(771)**	328	1,517	1,845
Other	**(6,204)**	**2,000**	**(4,204)**	1,092	741	1,833
Total investment securities	**(14,554)**	**(6,094)**	**(20,648)**	(3,591)	(22,475)	(26,066)
Capital markets securities inventory	**(10,408)**	**(22,134)**	**(32,542)**	(14,318)	(31,176)	(45,494)
Mortgage banking trading securities	**(1,629)**	**(27,441)**	**(29,070)**	3,118	(17,029)	(13,911)
Other earning assets:						
Federal funds sold and securities purchased under agreements to resell	**(15,138)**	**(6,949)**	**(22,087)**	(34,953)	(7,747)	(42,700)
Interest-bearing deposits with other financial institutions	**(2,010)**	**1,768**	**(242)**	(2,608)	2,432	(176)
Total other earning assets	**(21,373)**	**(956)**	**(22,329)**	(40,893)	(1,983)	(42,876)
Total earning assets/total interest income – FTE	**(372,907)**	**(241,167)**	**$(614,074)**	(507,383)	(191,188)	$(698,570)
Interest expense:						
Interest-bearing deposits:						
Savings	**$ (45,143)**	**$ 4,108**	**$ (41,035)**	$ (56,064)	$ 20,031	$ (36,033)
Time deposits	**(26,491)**	**(13,877)**	**(40,368)**	(19,764)	(15,582)	(35,346)
Other interest-bearing deposits	**(10,310)**	**1,460**	**(8,850)**	(11,594)	(396)	(11,990)
Total interest-bearing core deposits	**(91,596)**	**1,343**	**(90,253)**	(93,785)	10,417	(83,369)
Certificates of deposit $100,000 and more	**(28,794)**	**(19,791)**	**(48,585)**	(86,029)	(206,992)	(293,021)
Federal funds purchased and securities sold under agreements to repurchase	**(49,530)**	**(15,016)**	**(64,546)**	(104,633)	(54,624)	(159,257)
Capital markets trading liabilities	**(5,225)**	**(7,101)**	**(12,326)**	(6,102)	(12,219)	(18,321)
Other short term borrowings and commercial paper	**(72,287)**	**(39,780)**	**(112,067)**	(48,641)	103,392	54,751
Long-term debt	**(97,678)**	**(69,717)**	**(167,395)**	(130,088)	(24,369)	(154,457)
Total interest-bearing liabilities/total interest expense	**(343,513)**	**(151,659)**	**$(495,172)**	(527,686)	(125,987)	$(653,674)
Net interest income – FTE			**$(118,902)**			$ (44,896)

* The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.

** Variances are computed on a line-by-line basis and are non-additive.

NONINTEREST INCOME

Noninterest income contributed 61 percent to total revenue in 2009 compared to 62 percent in 2008 while decreasing by $216.9 million to $1.2 billion in 2009. The decrease primarily resulted from a decline in mortgage banking income and securities gains that were somewhat mitigated by a significant increase in capital markets income. FHN's noninterest income for the most recent 6 years is provided in Table 4. The following discussion provides additional information about various line items reported in the table.

Table 4 - Noninterest Income

(Dollars in thousands)	2009	2008	2007	2006	2005	2004	Compound Annual Growth Rates (%) 09/08	09/04
Noninterest income:								
Capital markets	**$ 632,093**	$ 483,526	$284,236	$ 320,004	$ 286,150	$ 313,367	30.7 +	15.1 +
Mortgage banking	**235,450**	518,034	69,454	370,613	479,618	444,758	54.5 -	11.9 -
Deposit transactions and cash management	**163,761**	179,034	175,271	168,599	156,190	148,511	8.5 -	2.0 +
Trust services and investment management	**29,482**	33,821	40,335	41,514	44,614	47,274	12.8 -	9.0 -
Brokerage management fees and commissions	**26,934**	32,234	37,830	37,182	30,865	28,590	16.4 -	1.2 -
Insurance commissions	**25,248**	29,104	31,739	46,632	54,091	56,109	13.2 -	14.8 -
Debt securities gains/(losses), net	**-**	761	6,292	(75,900)	1	18,708	NM	NM
Equity securities gains/(losses), net	**(1,178)**	65,349	(7,475)	10,271	(579)	2,040	101.8 -	189.6 -
Gains/(losses) on divestitures	**(9,183)**	(19,019)	15,695	-	7,029	1,200	51.7 +	NM
All other income and commissions:								
Bankcard income	**20,161**	22,081	24,874	26,105	27,136	24,993	8.7 -	4.2 -
Bank-owned life insurance	**19,744**	25,143	25,172	19,064	16,335	12,842	21.5 -	9.0 +
Gains on repurchases of debt	**16,412**	33,845	-	-	-	-	NM	NM
Remittance processing	**11,765**	12,953	13,451	14,737	15,411	19,515	9.2 -	9.6 -
Other service charges	**11,647**	12,631	14,296	14,560	14,330	11,498	7.8 -	*
ATM interchange fees	**11,335**	9,224	8,472	7,091	5,995	4,973	22.9 +	17.9 +
Reinsurance fees	**9,130**	11,919	9,052	6,792	5,850	5,913	23.4 -	9.1 +
Deferred compensation (a)	**7,686**	(22,901)	7,727	14,647	7,721	8,633	133.6 +	2.3 -
Electronic banking fees	**6,020**	6,217	6,561	5,975	5,977	6,071	3.2 -	*
Letter of credit fees	**5,989**	5,657	6,738	7,271	7,883	6,793	5.9 +	2.5 -
Gains/(losses) from loans sales and securitizations	**2,545**	(8,625)	23,881	51,675	47,575	23,115	129.5 +	35.7 -
Federal flood certifications	**-**	3,869	5,212	5,454	9,950	6,181	NM	NM
Other (b)	**8,490**	15,561	7,999	11,564	18,257	27,556	45.4 -	21.0 -
Total all other income and commissions	**130,924**	127,574	153,435	184,935	182,420	158,083	2.6 +	3.7 -
Total noninterest income	**$1,233,531**	$1,450,418	$806,812	$1,103,850	$1,240,399	$1,218,640	15.0 -	*

NM – not meaningful

* Amount is less than one percent.

(a) Deferred compensation market value adjustments are offset by a reduction to noninterest other expense.

(b) 2009 and 2008 includes charges of $22.0 million and $15.5 million, respectively, to increase reserves for estimate to repurchase HELOC and second liens from prior loan sales.

Capital Markets Noninterest Income

The major component of revenue in the Capital Markets segment is generated from the purchase and sale of securities as both principal and agent, and from other fee sources including loan sales, portfolio advisory, derivative sales, and correspondent banking services. Securities inventory positions are generally procured for distribution to customers by the sales staff. A portion of the inventory is hedged to protect against movements in fair value due to changes in interest rates.

Capital markets noninterest income increased to $632.1 million in 2009 from $483.5 million in 2008. Revenues from fixed income sales increased $104.8 million to $598.6 million in 2009 due to favorable market conditions (especially in the first half of the year) combined with an extensive distribution network. While still strong, fixed income revenues decreased in the second half of the year as market conditions began to normalize. Revenues from other products, such as loan sales, portfolio advisory, derivative sales, and correspondent banking services, represented 5.3 percent of total capital markets income in 2009. These revenues increased $43.8 million primarily due to a $36.2 million LOCOM adjustment that was recognized on the trust preferred portfolio during 2008.

Table 5 - Capital Markets Noninterest Income

(Dollars in thousands)	2009	2008	2007	Compound Annual Growth Rates (%) 09/08	09/07
Noninterest income:					
Fixed income	**$598,604**	$493,836	$217,700	21.2 +	65.8 +
Other product revenue	**33,489**	(10,310)	66,536	NM	29.1 -
Total capital markets noninterest income	**$632,093**	$483,526	$284,236	30.7 +	49.1 +

NM – not meaningful

Mortgage Banking Noninterest Income

In third quarter 2008, FHN completed the sale of Mortgage Banking's servicing operations, origination offices outside of Tennessee, and servicing on loans with an outstanding principal balance of $19.1 billion. As a result of this transaction and the execution of multiple bulk MSR sales during 2008 and 2009, origination and servicing income are significantly lower when compared to 2008.

Mortgage banking noninterest income decreased to $235.5 million from $518.0 million in 2008 as shown in Table 6.

Table 6 - Mortgage Banking Noninterest Income

	2009	2008	2007	Compound Annual Growth Rates (%) 09/08	09/07
Noninterest income *(thousands)*:					
Origination income	**$ 24,334**	$ 223,596	$ 118,436	89.1 -	54.7 -
Servicing income/(expense)	**206,883**	291,962	(68,857)	29.1 -	NM
Other	**4,233**	2,477	19,875	70.9 +	53.9 -
Total mortgage banking noninterest income	**$ 235,450**	$ 518,035	$ 69,454	54.5 -	84.1 +
Mortgage banking statistics *(millions)*:					
Refinance originations	**$ 1,086.6**	$ 8,975.9	$ 10,872.2	87.9 -	68.4 -
Home-purchase originations	**192.3**	8,465.9	16,502.9	97.7 -	89.2 -
Mortgage loan originations	**$ 1,278.9**	$17,441.8	$ 27,375.1	92.7 -	78.4 -
Servicing portfolio – owned	**$39,752.4**	$63,660.7	$103,708.7	37.6 -	38.1 -

Prior to adoption of certain accounting standards in 2008, origination income included origination fees, net of costs, gains/(losses) recognized on loans sold including the capitalized fair value of MSR, and the value recognized on loans in process including results from hedging. Origination fees, net of costs (including incentives and other direct costs), were deferred, and included in the basis of the loans in calculating gains and losses upon sale. Gain or loss was recognized due to changes in fair value of an interest rate lock commitment made to the customer. Gains or losses from the sale of loans were recognized at the time a mortgage loan was sold into the secondary market. See Critical Accounting Policies and Note 1 – Summary of Significant Accounting Policies for more discussion of the effects of adopting these accounting standards.

Upon adoption of the new accounting standards, origination income includes origination fees, fair value and LOCOM adjustments of the warehouse, gains/(losses) recognized on loans sold including the capitalized fair value of MSR, and the value recognized on loans in process including results from hedging. Upon election of fair value accounting for substantially all warehouse loans, the value recognized on these loans includes changes in investor prices, MSR, and concessions. The related origination fees are no longer deferred but recognized in origination

income upon closing of a loan. These changes are primarily reflected in comparisons between 2008 and 2007 as origination activity and secondary market transactions were significantly reduced in 2009.

During 2009, noninterest income consisted primarily of fees from mortgage servicing, changes in the fair value of MSR net of hedge gains or losses, fair value adjustments to the remaining warehouse, and origination income through the regional banking footprint. In periods prior to the divestiture, mortgage banking fee income also included origination through national channels and sales of mortgage loans into the secondary market. Noninterest income decreased to $235.5 million in 2009 compared to $518.0 million in 2008. A $199.3 million decline in origination income and $85.1 million decline in servicing income were the primary contributors to year over year reduction in mortgage banking noninterest income.

In 2009, origination income was $24.3 million compared with $223.6 million in 2008 reflecting the 2008 divestiture. Mortgage origination income through the regional banking footprint generated $24.3 million in revenues and negative fair value adjustments to the mortgage warehouse were $6.4 million during 2009. Origination income in 2008 was driven by considerably higher volumes given the national distribution channel and delivery of $19.9 billion of mortgage loans into the secondary market. Additionally, FHN recognized $15.5 million negative adjustment to gain on sale as a result of revised cash flow expectations for mortgage origination activity.

Net servicing income declined $85.1 million to $206.9 million in 2009 reflecting a substantial decline in the UPB of the servicing portfolio and lower net hedging gains from 2008. The average UPB of mortgage loans serviced through Mortgage Banking during 2009 declined to $45.1 billion from $86.0 billion during 2008. FHN sold servicing rights on approximately $13 billion in UPB during 2009 and executed multiple MSR sales in 2008, including $19.1 billion sold in third quarter 2008 in conjunction with the sale of certain mortgage banking operations. The contracting servicing portfolio resulted in a $111.6 million decline in servicing fees to $120.3 million in 2009. A slowdown in runoff of the servicing portfolio positively affected servicing income in 2009 by $45.3 million which somewhat mitigated an $18.8 million decline in positive net hedging results.

In 2008, other income included FHN's share of earnings from nonconsolidated subsidiaries accounted for under the equity method, which provided ancillary activities to mortgage banking, and fees from retail construction lending. FHN's interests in these unconsolidated subsidiaries were sold in third quarter 2008. In fourth quarter 2008, other mortgage banking income was negatively impacted by the recognition of a $6.5 million liability for minimum fee guarantees on prior servicing sales.

Deposit Transactions and Cash Management

Deposit transactions include services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Noninterest income from deposit transactions and cash management fees decreased to $163.8 million in 2009 from $179.0 million in 2008, reflecting a $14.9 million decline in NSF fees on retail accounts. The decline in NSF fee income is attributable to overall lower consumer transaction volume during 2009 when compared with 2008.

Trust Services and Investment Management

Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services and are primarily influenced by equity and fixed income market activity. Noninterest income from trust services and investment management was $29.5 million in 2009 compared to $33.8 million in 2008. The $4.3 million decrease is due to market-related declines in trust asset values that primarily occurred during the first half of 2009.

Brokerage Management Fees and Commissions

Brokerage management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual fund sales. In 2009, brokerage and management fees were $26.9 million compared to $32.2 million in 2008. The decline is partially due to overall market conditions and also a shift in customer investment

mix to lower-risk, less profitable, products. Additionally, in 2009, FHN rolled-out a more fee-based approach to asset management that had a one-time negative effect on 2009 earnings.

Insurance Commissions

Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance. Noninterest income from insurance commissions decreased to $25.2 million in 2009 from $29.1 million in 2008 primarily due to reduced sales volume because of low demand and a decline in mortgage related insurance sales.

Gains/(Losses) on Divestitures

In 2009, losses from divestitures were $9.2 million and were related to the sales of FHN's Atlanta insurance business and the Louisville First Express Remittance Processing (lockbox service) location. Losses from divestitures in 2008 were $19.0 million and were related to the sale of mortgage banking operations and certain First Horizon Bank branches. See the discussion of Restructuring, Repositioning, and Efficiency Initiatives and Note 2 – Acquisitions/Divestitures for further details.

Securities Gains/(Losses)

Net securities losses in 2009 were $1.2 million and primarily related to losses on venture capital investments and a $.5 million cost method investment impairment. Net securities gains in 2008 were $66.1 million and were primarily related to Visa's redemption of its Class B shares held by FHN in connection with Visa Inc.'s IPO that resulted in a gain of $65.9 million.

All Other Income and Commissions

All other income includes bankcard fees, revenue from bank-owned life insurance, remittance processing income, revenue related to deferred compensation plans (which are principally offset by a related item in noninterest expense), other service charges, gains from the repurchase of bank debt, gains/losses from loan sales and securitizations, and various other fees. See Table 4 for additional details.

All other income and commissions increased slightly to $130.9 million in 2009 from $127.6 million in 2008. Other income was positively affected by a $30.6 million increase in deferred compensation income (which is more than offset by a $39.2 million increase in deferred compensation expense). Gains from the repurchase of bank debt decreased by $17.4 million and income from bank-owned life insurance declined by $5.4 million due to a lower earnings rate. ATM interchange fees were up slightly as a result of a promotion by FHN's ATM network provider. All other components decreased slightly. Charges to reflect for repurchase obligations from prior home equity lines of credit ("HELOC") and second lien loan sales were $22.0 million in 2009 compared with $15.5 million in 2008 and are reflected in the all other income line in Table 4.

NONINTEREST EXPENSE

Total noninterest expense for 2009 decreased 3 percent to $1.6 billion during 2009. Table 7 provides detail by segment. Table 8 provides detail by category for the past six years with growth rates. Costs from restructuring, repositioning, and efficiency initiatives reflected in various categories of noninterest expense declined $31.6 million to $27.7 million in 2009.

Employee compensation, incentives, and benefits (personnel expense), the largest component of noninterest expense, decreased $151.4 million from $929.0 million in 2008. The significant decline in personnel expense primarily reflects the 2008 divestiture of certain mortgage banking operations. Severance related to FHN's ongoing restructuring, repositioning, and efficiency initiatives also decreased from 2008. Personnel expense increased within Capital Markets as a result of higher fixed income revenues during 2009. Included in personnel expense is the net periodic benefit cost for FHN's pension plan of $8.6 million in 2009 compared to $1.7 million in 2008. Based on current conditions, FHN anticipates that the net periodic benefit cost for the Pension Plan will increase by $5.7 million in 2010 primarily driven by declines in discount rate and anticipated earnings rate on plan assets.

The mortgage banking foreclosure and repurchase provision increased to $126.5 million in 2009 from $11.5 million in 2008 reflecting an increase in repurchase requests on loans that were previously sold or securitized through FHN's legacy mortgage business. See Critical Accounting Policies and Off Balance Sheet Arrangements for additional discussion surrounding FHN's estimate of these obligations. Additionally, foreclosure losses and FDIC premiums, including the second quarter 2009 special assessment, increased $44.7 million and $31.6 million, respectively. Foreclosure losses reflected $34.9 million in negative fair value adjustments and $16.8 million from disposition losses. FHN incurred an additional $2.3 million goodwill impairment related to goodwill allocated to certain assets that were excluded from the sale of the Atlanta insurance business. There were no goodwill impairments in 2008. Generally, all other expense categories decreased primarily from the divestiture of certain mortgage banking operations but also a result of efficiency initiatives and focus on core businesses.

Total other noninterest expense increased $10.2 million to $184.3 million in 2009 despite overall declines in most expense categories from the divestiture of certain mortgage banking operations and a company-wide focus on efficiencies. All other noninterest expense increased $27.2 million. Charges to increase reinsurance reserves due to increased estimated defaults on insured mortgages were $25.6 million compared to $16.5 million in the prior year. Both periods included reversals of the Visa contingent liability as FHN reversed only $7.0 million in 2009 compared with $30.0 million in 2008. Operations services to support FHN's regional banking mortgage businesses increased $15.4 million during 2009.

Table 7 - Noninterest Expense Composition

(Dollars in thousands)	**2009**	2008	2007
Regional Banking	**$ 661,313**	$ 609,933	$ 611,562
Capital Markets	**416,204**	372,705	272,496
National Specialty Lending	**134,237**	106,964	138,229
Mortgage Banking	**238,648**	429,255	503,898
Corporate	**100,131**	75,485	242,177
Total noninterest expense	**$1,550,533**	$1,594,342	$1,768,362

Certain previously reported amounts have been reclassified to agree with current presentation.

Table 8 - Noninterest Expense

(Dollars in thousands)	2009	2008	2007	2006	2005	2004	Compound Annual Growth Rates (%) 09/08	09/04
Noninterest expense:								
Employee compensation, incentives, and benefits	**$ 777,581**	$ 928,982	$ 932,443	$ 984,989	$ 949,107	$ 862,321	16.3 -	2.0 -
Mortgage banking foreclosure and repurchase provision	**126,460**	11,531	8,467	1,641	2,762	3,754	NM	102.1 +
Foreclosed real estate	**66,197**	21,471	7,581	2,743	1,171	2,080	NM	99.8 +
Legal and professional fees	**66,121**	62,173	52,879	41,216	43,302	36,403	6.4 +	12.7 +
Occupancy	**65,402**	103,573	129,626	115,041	102,484	86,332	36.9 -	5.4 -
Operations services	**62,485**	72,602	69,460	65,685	68,664	56,833	13.9 -	1.9 +
Deposit insurance premiums	**46,272**	14,664	3,327	3,198	3,012	3,024	NM	72.6 +
Contract employment	**36,217**	33,515	21,510	27,365	30,305	23,678	8.1 +	8.9 +
Equipment rentals, depreciation, and maintenance	**34,305**	56,744	72,402	73,249	73,835	69,922	39.5 -	13.3 -
Communications and courier	**26,960**	38,183	41,965	47,119	47,362	40,740	29.4 -	7.9 -
Computer software	**26,883**	30,318	53,860	34,255	28,503	26,701	11.3 -	*
Miscellaneous loan costs	**23,050**	38,221	12,783	12,095	7,969	18,623	39.7 -	4.4 +
Amortization of intangible assets	**6,017**	8,229	10,489	10,362	9,368	5,294	26.9 -	2.6 +
Goodwill impairment	**2,294**	-	84,084	-	-	-	NM	NM
All other expense:								
Advertising and public relations	**22,074**	32,738	41,840	46,737	46,280	39,597	32.6 -	11.0 -
Low income housing expense	**22,000**	18,734	20,922	17,027	12,987	13,662	17.4 +	10.0 +
Other insurance and taxes	**12,388**	8,705	10,372	9,938	10,118	8,678	42.3 +	7.4 +
Travel and entertainment	**9,547**	15,137	23,295	29,026	28,342	27,905	36.9 -	19.3 -
Customer relations	**7,819**	8,872	9,775	8,643	9,841	9,167	11.9 -	3.1 -
Loan insurance expense	**7,811**	5,270	4,610	6,577	7,970	8,070	48.2 +	*
Employee training and dues	**5,327**	6,198	6,569	6,750	6,103	5,857	14.1 -	1.9 -
Fed service fees	**5,078**	7,053	6,047	6,543	7,568	8,838	28.0 -	10.5 -
Bank examinations costs	**4,884**	4,144	4,504	4,367	3,958	3,128	17.9 +	9.3 +
Supplies	**4,661**	10,586	13,599	14,645	16,815	16,728	56.0 -	22.6 -
Complimentary check expense	**3,529**	4,776	5,058	5,371	4,621	3,482	26.1 -	*
Other	**79,171**	51,923	120,895	90,046	35,159	27,195	52.5 +	23.8 +
Total all other expense	**184,289**	174,136	267,486	245,670	189,762	172,307	5.8 +	1.4 +
Total noninterest expense	**$1,550,533**	$1,594,342	$1,768,362	$1,664,628	$1,557,606	$1,408,012	2.7 -	1.9 +

* Amount is less than one percent.

NM – not meaningful

Certain previously reported amounts have been reclassified to agree with current presentation.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the allowance for loan and lease losses (ALLL) at a sufficient level reflecting management's estimate of probable incurred losses in the loan portfolio. Analytical models based on loss experience subject to adjustment to reflect current events, trends, and conditions (including economic considerations and trends) are used by management to determine the amount of provision to be recognized and to assess the adequacy of the loan loss allowance. In response to economic conditions beginning in 2007, FHN conducted focused portfolio management activities to identify problem credits and to reach appropriate provisioning and reserve levels. The provision for loan losses decreased 19 percent to $.9 billion in 2009 from $1.1 billion in 2008. While all portfolios remain affected by the weakened real estate market and the poor economic conditions that continued into 2009, provision expense improved from 2008 primarily due to reduced exposure in the national construction portfolios (one-time-close retail real estate construction loans extended to consumers, loans to homebuilders, including condominium construction loans, and loans to finance income-producing real estate). See Credit Risk Management and Allowance for Loan Losses and Charge-offs for further details.

Going forward, the level of provision for loan losses should decrease consistent with the expectation that net charge-offs and the allowance for losses will decrease if current economic trends continue. During 2010, the

national construction portfolios will substantially diminish and home equity losses are expected to decrease while commercial real estate and portions of the commercial and industrial portfolio could remain stressed.

INCOME TAXES

The effective tax rate for 2009 was 41.6 percent reflecting tax benefits due to the reported loss in 2009. Since pre-tax income is the most important component in determining the effective tax rate, the comparison of the tax rate itself from year to year, by itself, will not provide meaningful information unless pre-tax income is fairly consistent from year to year. During 2009, there were several items which positively affected the effective tax rate. Tax credits reduced taxes by $22.3 million and non-taxable gains resulting from the increase in the cash surrender value of life insurance reduced taxes by $8.6 million. These permanent tax benefits were offset by a one-time increase in tax expense of $8.4 million from the surrender of life insurance policies and by a $3.2 million increase in tax expense from the impairment charge for goodwill.

A deferred tax asset ("DTA") or deferred tax liability ("DTL") is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. In order to support the recognition of the DTA, FHN's management must believe that the realization of the DTA is more likely than not.

FHN evaluates the likelihood of realization of the $414 million net DTA based on both positive and negative evidence available at the time. FHN's three-year cumulative loss position at December 31, 2009, is significant negative evidence in determining whether the realizability of the DTA is more likely than not. However, FHN believes that the negative evidence of the three-year cumulative loss is overcome by sufficient positive evidence that the DTA will ultimately be realized. The positive evidence includes several different factors. First, a significant amount of the cumulative losses occurred in businesses that FHN has exited or is in the process of exiting. Secondly, FHN forecasts substantially more taxable income in the carryforward period, exclusive of potential tax planning strategies, even under very conservative assumptions. Additionally, FHN has sufficient carryback positions, reversing DTL, and potential tax planning strategies to fully realize its DTA. FHN believes that it will realize the net DTA within a significantly shorter period of time than the twenty year carryforward period allowed under the tax rules. Based on current analysis, FHN believes that its ability to realize the recognized $414 million net DTA is more likely than not. This assertion could change should FHN experience greater losses in the near-future than management currently anticipates.

The total balance of unrecognized tax benefits on December 31, 2009, was $30.0 million compared with $31.1 million as of the end of 2008. On December 31, 2009, there were no tax positions included in the balance of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

FHN's ASC 740 policy is to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. Interest accrued as of December 31, 2009 was approximately $7.6 million. The total amount of interest and penalties recognized in the Consolidated Statements of Income during 2009 was $1.6 million. See also Note 16 – Income Taxes for additional information.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2006. The Internal Revenue Service (IRS) is currently examining tax years 2006 through 2008. All proposed adjustments with respect to examinations of federal returns filed for 2005 and prior years have been settled.

DISCONTINUED OPERATIONS

The results of operations, net of tax, for FTN ECM are classified as discontinued operations on the Consolidated Statements of Income for all periods presented. Consistent with historical procedures, the component of

discontinued operations that meets the definition of restructuring charges is reflected in the Corporate segment while those amounts related to standard operations are reflected in the Capital Markets segment. In 2009, a $12.8 million loss was included in discontinued operations compared with a $3.5 million loss in 2008. The loss in 2009 includes a $14.3 *million* pre-tax ($9 million after-tax) goodwill impairment that was triggered by the definitive agreement reached in third quarter 2009 to sell FTN ECM. As previously noted, the contracted sale failed to close, and FHN exited this business in first quarter 2010. In 2008, loss from discontinued operations was favorably impacted by a $.9 million earn-out associated with the merchant processing divestiture that occurred in 2006.

STATEMENT OF CONDITION REVIEW – 2009 COMPARED TO 2008

Total assets were $26.1 billion on December 31, 2009, compared to $31.0 billion on December 31, 2008. Average assets decreased to $28.1 billion in 2009 from $34.4 billion in 2008 due to continued efforts to reduce balance sheet risk.

EARNING ASSETS

Earning assets consist of loans, loans held for sale, investment securities, trading securities and other earning assets. Earning assets averaged $25.4 billion and $30.4 billion for 2009 and 2008, respectively. A more detailed discussion of the major line items follows.

Loans

Average loans decreased 10 percent to $19.6 billion from $21.7 billion in 2008 as the wind-down of the national construction portfolios continued and FHN experienced soft loan demand during 2009. The loan portfolio represented 77 percent of average earning assets in 2009 and 71 percent in 2008. Additional loan information is provided in Table 9 and Note 4 – Loans. Additionally, see the Credit Risk Management section for a description of each loan portfolio.

Table 9 - Average Loans

(Dollars in millions)	2009	Percent of Total	2009 Growth Rate	2008	Percent of Total	2008 Growth Rate	2007	Percent of Total
Commercial:								
Commercial, financial and industrial (a)	**$ 7,336.0**	**37%**	*	$ 7,346.4	34%	3.3%	$ 7,109.9	32%
Real estate commercial (b)	**1,521.8**	**7**	**6.3%**	1,431.8	6	12.6	1,271.4	6
Real estate construction (c)	**1,362.3**	**7**	**(41.2)**	2,317.3	11	(19.1)	2,865.8	13
Total commercial	**10,220.1**	**51**	**(7.9)**	11,095.5	51	(1.3)	11,247.1	51
Retail:								
Real estate residential (d)	**7,784.7**	**40**	**(2.7)**	7,998.9	37	3.3	7,741.2	35
Real estate construction (e)	**573.3**	**3**	**(61.8)**	1,501.7	7	(28.4)	2,095.9	9
Other retail	**129.5**	**1**	**(6.9)**	139.1	1	(6.8)	149.3	1
Credit card receivables	**186.2**	**1**	**(3.6)**	193.2	1	(1.6)	196.4	1
Real estate loans pledged against other collateralized borrowings (f)	**685.5**	**4**	**(6.4)**	732.3	3	8.2	676.8	3
Total retail	**9,359.2**	**49**	**(11.4)**	10,565.2	49	(2.7)	10,859.6	49
Total loans, net of unearned	**$19,579.3**	**100%**	**(9.6)%**	$21,660.7	100%	(2.0)%	$22,106.7	100%

* Amount less than one percent.
(a) Includes loans to bank holding companies and trust preferred loans.
(b) Includes nonconstruction income property loans and land loans not involving development.
(c) Includes homebuilder, condominium, income property construction, and land development loans.
(d) Includes primarily home equity loans and lines of credit (in 2009, 2008, and 2007 HELOC averages were $3.7 billion, $3.7 billion, and $3.9 billion, respectively).
(e) One-time close product.
(f) Includes on-balance sheet securitizations of home equity lines.

Commercial, financial, and industrial (C&I) loans comprised 72 percent of total commercial loans in 2009 compared to 66 percent in 2008. C&I loans were relatively flat from 2008 as loan demand was soft during 2009. Commercial real estate construction loans declined $1.0 billion as result of continued efforts to wind down the national component of this portfolio and also due to elevated charge-offs. The average loan balance of commercial real estate loans increased from 2008 as market conditions impacted the availability of other third party financing and borrower payoffs. Contractual maturity information for commercial loans is provided in Table 10.

Residential real estate loans (inclusive of real estate loans pledged against other collateralized borrowings) comprised 91 percent of the retail loan portfolio in 2009 and 83 percent in 2008. This category of loans includes first and second lien home equity lines and loans and residential first mortgages. This portfolio decreased 3 percent or $261.0 million as a result of reduced loan demand and efforts to reduce exposure from loans originated through national channels. The one time close (OTC) portfolio, which is reflected in the retail real estate construction line above, comprised 6 percent of the retail portfolio in 2009 compared to 14 percent in 2008 and contracted by $.9 billion since 2008. As of December 31, 2009, the period-end balance of this portfolio was only $.2 billion reflecting FHN's efforts to wind down this portfolio. OTC balances were reduced by refinance by others, movement to the permanent portfolio (if an individual loan qualified for such a move), and charge-offs.

The national home equity portfolio is expected to slowly contract during 2010 and the remaining balances of the national construction portfolios should be nominal by the end of 2010. Given the contraction of the national specialty portfolios, it is likely that loan balances will remain flat during 2010 as FHN projects modest new loan growth in the Regional Bank's and Capital Markets' portfolios due to soft loan demand and a slow economic recovery.

Table 10 - Contractual Maturities of Commercial Loans on December 31, 2009

(Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total
Commercial, financial and industrial	$3,550,782	$2,531,673	$1,076,915	$7,159,370
Real estate commercial	603,577	742,630	133,681	1,479,888
Real estate construction	592,485	331,990	-	924,475
Total commercial loans, net of unearned income	$4,746,844	$3,606,293	$1,210,596	$9,563,733
For maturities over one year:				
Interest rates – floating		$2,559,103	$ 608,561	$3,167,664
Interest rates – fixed		1,047,190	602,035	1,649,225
Total maturities over one year		$3,606,293	$1,210,596	$4,816,889

Investment Securities

The investment portfolio of FHN consists principally of debt securities, principally government-sponsored agency-issued asset backed securities, used as a source of income, liquidity, and collateral for repurchase agreements or public fund deposits. Additionally, the investment portfolio is used as a tool to manage risk from movements in interest rates. As of December 31, 2009, all securities in the portfolio were classified as available-for-sale (AFS). Table 11 shows information pertaining to the composition, yields, and contractual maturities of the investment securities portfolio.

Investment securities averaged $2.9 billion in 2009 compared to $3.0 billion in 2008 and represented 11 percent of earning assets in both 2009 and 2008.

AFS securities consist of government agency issued mortgage-backed securities ("MBS"), government agency issued collateralized mortgage obligations ("CMO"), U.S. Treasuries, U.S. government agencies, municipal bonds, and equity securities and were $2.7 billion on December 31, 2009. Additionally, as of the end of the year, FHN held $125.5 million and $66.3 million investments in FHLB and FRB stock, respectively. On December 31, 2009, these securities had $106.3 million of net unrealized gains that resulted in an increase in book equity of $64.9 million, net of $41.4 million of deferred income taxes. See Note 3 – Investment Securities for additional detail. On December 31, 2008, AFS securities totaled $3.1 billion and had $69.2 million of net unrealized gains that resulted in an increase in book equity of $42.8 million, net of $26.4 million of deferred income taxes.

Table 11 - Contractual Maturities of Investment Securities on December 31, 2009 (Amortized Cost)

	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years	
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available for sale (AFS):								
Government agency issued MBS and CMO (a)	$ -	-%	$ -	-%	$ 92,332	5.45%	$1,997,660	5.21%
U.S. Treasuries	39,987	2.18	7,996	0.92	-	-	-	-
Other U.S. government agencies	-	-	19,355	4.49	92,494	5.42	-	-
States and municipalities (b)	-	-	-	-	3,240	1.65	41,160	0.89
Other	155	4.20	511	4.83	-	-	293,318(c)	3.15
Total	$40,142	2.19%	$27,862	3.47%	$188,066	5.37%	$2,332,138	4.87%

(a) Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 2.8 years.

(b) Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis.

(c) Represents equity securities with no stated maturity.

Loans Held for Sale/Loans Held for Sale – Divestiture

Loans held for sale consists of the mortgage warehouse, student, small business, and home equity loans. While considerably smaller when compared with prior periods, the mortgage warehouse still accounts for the majority of loans held for sale during 2009. Loans held for sale represented only 2 percent of total earning assets in 2009 compared with 9 percent in 2008 and averaged $.5 billion, a decrease of 78 percent, or $1.9 billion from 2008. This decline is due to a much smaller mortgage warehouse as the national mortgage origination platform was sold in third quarter 2008 and the remaining warehouse has significantly contracted. During 2008, first and second lien mortgages and small issuer trust preferred loans were moved to the loan portfolio. On December 31, 2009 and 2008, there were no loans classified as held for sale - divestiture. However, during 2008, loans held for sale – divestiture averaged $.1 billion as FHN completed the final First Horizon Bank branch sale in second quarter 2008. It is expected that FHN's balance of loans held for sale will remain flat or slightly increase during 2010 as the amount of repurchased loans could increase the size of the mortgage warehouse and secondary market demand will likely remain soft.

Trading Securities/Other Earning Assets

Average trading securities decreased 41 percent to $1.1 billion in 2009 from $1.9 billion in 2008 primarily as a result of capital markets' trading inventory management efforts and also FHN's reduction of retained interests from prior securitizations during 2009. Other earning assets, which are comprised of securities purchased under agreements to resell, federal funds sold, and interest-bearing deposits with the Federal Reserve and other financial institutions, decreased slightly by 4 percent, and averaged $1.3 billion in both periods. Interest-bearing cash increased $.5 billion as FHN allowed excess deposits to remain with the Federal Reserve as Fed deposits converted to interest-bearing accounts in the latter half of 2008. Average federal funds sold decreased primarily due to reduced short-term lending to correspondent banks and securities repurchase agreements declined consistent with the decline in capital markets' trading portfolio.

Core Deposits

During 2009, core deposits increased 2 percent, or $.3 billion, and averaged $13.2 billion despite increased deposit competition. Noninterest-bearing core deposits increased $.2 billion, or 5 percent, and averaged $4.5 billion in 2009 reflecting FHN's ongoing efforts to grow core deposits. Interest-bearing core deposits increased 1 percent to an average balance of $8.7 billion in 2009. In 2009 and 2008, the sales of mortgage servicing rights resulted in a decrease in custodial deposits as these core deposits were transferred when the related servicing rights were sold.

Short-Term Funds/Long-Term Debt

Short-term funds (certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreements to repurchase, trading liabilities, commercial paper, and other short-term borrowings), averaged $7.1 billion during 2009, down 37 percent from $11.3 billion in 2008. On December 31, 2009, short-term funds were $4.5 billion compared with $7.8 billion at the end of 2008. FHN's contracting balance sheet and core deposit growth reduced reliance on purchased short-term funds. Average federal funds purchased decreased $.5 billion during 2009 to $1.6 billion as lending between financial institutions has been reduced due to tightened credit markets and also because of the conversion of Fed deposits to interest-bearing accounts. However, as liquidity between financial institutions increased during 2009, FHN increased its utilization of federal funds purchased resulting in a period-end increase of $1.1 billion from 2008. Additionally, the FDIC's increased deposit coverage, combined with the low rate environment, resulted in a $.4 billion decline in average securities sold under repurchase agreements. During 2009, FHN continued to utilize the FRB's Term Auction Facility as these borrowings averaged $2.1 billion for both periods. On December 31, 2009, TAF borrowings were $.4 billion compared with $4.0 billion in 2008 as this program is set to expire in 2010. Purchased CD's (generally, CD's greater than $100,000) declined by $.6 billion as FHN focused on lower cost, more stable funding sources. Short-term purchased funds accounted for 30 percent of FHN's funding (core deposits plus purchased funds and term borrowings) in 2009, and 37 percent in 2008. See Note 9 – Short-Term Borrowings for additional information.

Long-term debt includes senior and subordinated borrowings and advances with original maturities greater than one year. Average long-term debt decreased 43 percent, or $2.6 billion, and averaged $3.5 billion in 2009. As of

December 31, 2009, long-term debt was $2.9 billion, a decrease of 40 percent, or $1.9 billion from 2008 year-end. The decrease was the result of bank note maturities and repurchases as funding needs decreased due to asset contraction. During 2009, FHN repurchased $.2 billion in bank notes and $1.6 billion matured. See Note 10 – Long-Term Debt for additional information.

ADOPTION OF ACCOUNTING UPDATES – 2009

Effective January 1, 2009, FHN adopted the provisions of the Codification update to ASC 805 and ASC 810. ASC 805, as amended, requires that an acquirer recognize the assets acquired and liabilities assumed in a business combination, as well as any noncontrolling interest in the acquiree, at their fair values as of the acquisition date, with limited exceptions. Additionally, the updated provisions of ASC 805 provide that an acquirer cannot specify an effective date for a business combination that is separate from the acquisition date. ASC 805, as amended, also provides that acquisition-related costs which an acquirer incurs should be expensed in the period in which the costs are incurred and the services are received. ASC 810, as amended, requires that acquired assets and liabilities be measured at full fair value without consideration to ownership percentage. Under the updated provisions of ASC 810, any noncontrolling interests in an acquiree should be presented as a separate component of equity rather than on a mezzanine level. Additionally, ASC 810, as amended, provides that net income or loss should be reported in the consolidated income statement at its consolidated amount, with disclosure on the face of the consolidated income statement of the amount of consolidated net income which is attributable to the parent and noncontrolling interests, respectively. The retrospective application of ASC 810's presentation and disclosure requirements resulted in an increase to consolidated net income of $14.0 million for 2008 and $18.8 million for 2007. FHN also recognized an increase of total shareholders' equity of $295.2 million upon adoption of the amendments to ASC 810 as a result of reclassifying the noncontrolling interest previously recognized on the Consolidated Statements of Condition as "Preferred stock of subsidiary" as a separate component of equity. Accordingly, all prior periods have been represented to reflect this adoption.

See Note 1 – Summary of Significant Accounting Policies for a complete discussion of accounting updates adopted during 2009.

ADOPTION OF ACCOUNTING UDPATES – 2008

Effective January 1, 2008, upon adoption of the provisions of the FASB Codification update to ASC 825, "Financial Instruments", FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes. Such loans are carried at fair value, with changes in the fair value of these loans recognized in the mortgage banking noninterest income section of the Consolidated Statements of Income. After adoption of the provisions of the Codification update to ASC 825, FHN continued to account for all mortgage loans held for sale which were originated prior to 2008 and for mortgage loans held for sale for which fair value accounting was not elected at the lower of cost or market value. For such loans, net origination fees and costs were deferred and included in the basis of the loans in calculating gains and losses upon sale. Also included in the basis of first lien mortgage loans was the value accreted during the time that the loan was a locked commitment. The cost basis of loans qualifying for fair value hedge accounting under ASC 815, "Derivatives and Hedging", was adjusted to reflect changes in fair value. Gains and losses realized from the sale of these assets were included in noninterest income. Interests retained from the sale of such loans are included as a component of trading securities on the Consolidated Statements of Condition.

Effective January 1, 2008, FHN adopted SEC Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB No. 109) prospectively for derivative loan commitments issued or modified after that date. SAB No. 109 rescinds SAB No. 105's prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB No. 109 also applies to any loan commitments for which fair value accounting is elected under ASC 825. FHN did not elect fair value accounting for any other loan commitments under ASC 825. The prospective application of SAB No. 109 and the prospective election to recognize substantially all new mortgage loan originations at fair value under ASC 825 resulted in a positive net impact of $1.0 million on 2008 pre-tax earnings.

Effective January 1, 2008, FHN adopted the provisions of the Codification update to ASC 820, "Fair Value Measurements and Disclosures" for existing fair value measurement requirements related to financial assets and liabilities as well as to non-financial assets and liabilities which are remeasured at least annually. The effective date for the application of ASC 820's measurement framework to non-financial assets and liabilities which are recognized at fair value on a non-recurring basis was delayed until fiscal years beginning after November 15, 2008, under transitional guidance issued by the FASB. ASC 820, as amended, establishes a hierarchy to be used in performing measurements of fair value. Additionally, the updated provisions of ASC 820 emphasize that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. ASC 820, as amended, also provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. Upon the adoption of the updated provisions of ASC 820 for financial assets and liabilities as well as non-financial assets and liabilities remeasured at least annually on January 1, 2008, a negative after-tax cumulative-effect adjustment of $12.5 million was made to the opening balance of undivided profits for interest rate lock commitments which FHN previously measured under the guidance of ASC 815-10-45. The effect of the change in accounting for these interest rate lock commitments produced a positive effect of $19.4 million on 2008 pre-tax earnings as existing commitments were delivered as loans and additional commitments that would have been deferred under the guidance of ASC 815-10-45 were made. Substantially all commitments existing at August 31, 2008 were sold.

Effective January 1, 2008, FHN adopted the provisions of the Codification update to ASC 715, "Compensation – Retirement Benefits", which requires that a liability be recognized for contracts written to employees which provide future postretirement benefits that are covered by endorsement split-dollar life insurance arrangements because such obligations are not considered to be effectively settled upon entering into the related insurance arrangements. FHN recognized a decrease to undivided profits of $8.5 million, net of tax, upon adoption of the amendments to ASC 715.

INCOME STATEMENT REVIEW – 2008 COMPARED TO 2007

For 2008, FHN reported a net loss available to common shareholders of $199.4 million, or $1.03 diluted loss per share, compared to a loss of $170.1 million or $1.20 diluted earnings per share, in 2007. Return on average common equity and return on average assets for 2008 was a negative 7.87 percent and negative .52 percent, respectively, compared to a negative 7.02 percent and negative .40 percent in 2007.

Earnings in 2008 included a favorable impact of $19.4 million (net of tax) from the effect of a change in accounting for interest rate lock commitments as FHN adopted the FASB Accounting Standards Codification guidelines relating to Fair Value Measurements and Disclosures (ASC 820-10-50). ASC 820 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. There was no effect of a change in accounting principle adjustment that impacted results in 2007.

Comparisons between reported earnings are directly and significantly affected by a number of factors in both 2008 and 2007. Several significant items, including housing and credit market disruptions, increased provisioning, and restructuring, repositioning, and efficiency initiatives, impacted FHN's performance in 2008 and 2007. Additionally, declining economic conditions become evident in 2008.

Beginning in 2007, FHN conducted an ongoing, company-wide review of business practices with the goal of improving overall profitability and productivity. In order to redeploy capital to higher-return businesses, origination through national construction lending operations was discontinued, FHN sold the national mortgage origination and servicing platforms, including $19.1 billion of unpaid principal balance of its mortgage servicing portfolio, executed multiple additional bulk MSR sales; and the sale of the remaining First Horizon Bank branches was completed. Total net charges of $91.4 million and $98.7 million were recognized in 2008 and 2007, respectively, related to restructuring, repositioning, and efficiency initiatives.

In 2007, FHN recognized $55.7 million of expenses associated with the recognition of a contingent guarantee related to Visa Inc.'s litigation matters. In 2008, Visa deposited funds into the litigation escrow account triggering FHN's reduction of its contingent liability by $30.0 million.

Net interest income declined to $895.1 million in 2008 compared to $940.6 million in 2007 as average earning assets declined 9 percent to $30.4 billion and average interest-bearing liabilities declined 10 percent to $26.0 billion in 2008. Net interest margin was 2.95 percent for 2008 compared to 2.82 percent in 2007. The increase in the margin was attributable to a decrease in interest-bearing assets, increased spreads in capital markets' trading inventory and the mortgage warehouse, and a reduction in higher-cost short-term funding due to the issuance of common stock in second quarter 2008. The positive effects more than offset the negative impact of an increase in nonaccrual loans.

Noninterest income contributed 62 percent to total revenue in 2008 compared to 48 percent in 2007 and increased $643.6 million to $1.5 billion in 2008. Impacting this increase were mortgage banking and capital markets noninterest income and securities gains which were partially offset by declines in loan sale and securitization income and losses on divestitures relating to restructuring, repositioning, and efficiency initiatives.

Capital markets noninterest income increased to $483.5 million in 2008 from $284.2 million in 2007. Revenues from fixed income sales increased $276.1 million from 2007 primarily due to a steepened yield curve, market volatility, and other factors while revenues from other products decreased $76.8 million due to reduced structured finance activities and a $36.2 million LOCOM adjustment on the trust preferred loan portfolio.

Mortgage banking noninterest income increased significantly in 2008 to $518.0 million from $69.5 million in 2007. Net revenue from origination activity increased 89 percent to $223.6 million in 2008 from $118.4 million in 2007 as 2007 was negatively impacted by secondary market disruptions since credit and liquidity risk in the pipeline and warehouse were unhedged. Gain on sale margins were impacted as a result of significant spread widening on ARM and non-agency eligible production. Origination income in 2008 was impacted by several factors. The adoption of new accounting standards in the first quarter, including the fair value election for substantially all mortgage warehouse loans, positively impacted gross origination income by $142.2 million. The third quarter 2008 sale of national origination offices significantly reduced origination volumes as compared to 2007 with originations continuing only within FHN's regional banking footprint. Additionally, 2008 origination income was negatively impacted by a $15.5 million charge related to amounts owed to private mortgage insurers on loans previously sold and a fourth quarter $15.2 million negative valuation adjustment to the remaining mortgage warehouse.

Net servicing income increased $360.9 million in 2008 to $292.0 million compared to a net servicing loss of $68.9 million in 2007. A slowdown in runoff positively impacted servicing income in 2008 compared to 2007 by $109.7 million as the size of the mortgage servicing portfolio declined. Changes in MSR value other than runoff (valuation model inputs or assumptions) negatively impacted net servicing revenues by $384.2 million in 2008 compared to $235.0 million in 2007 as lower interest rates increased prepayment speeds. Gross servicing fees declined to $231.9 million from $311.4 million consistent with the decline in the servicing portfolio. Lower interest rates positively impacted servicing hedge gains by $548.8 million in 2008 compared to $73.2 million in 2007. In 2008, other mortgage banking income was negatively impacted by a $6.5 million charge for minimum fee guarantees on prior servicing sales.

Noninterest income from deposit transactions and cash management increased to $179.0 million in 2008 from $175.3 million in 2007, reflecting increased corporate cash management fees from lower customer earnings credits. Brokerage fees and commissions decreased $5.6 million to $32.2 million reflecting poor market conditions. Noninterest income from insurance commissions decreased to $29.1 million in 2008 from $31.7 million in 2007 primarily due to a soft property and casualty market and a decline in mortgage related insurance sales. Noninterest income from trust services and investment management was $33.8 million in 2008 compared to $40.3 million in 2007 due to market-related declines in trust asset values.

In 2008, losses from divestitures were $19.0 million and were related to the sale of mortgage banking operations and certain First Horizon Bank branches while 2007 included $15.7 million of gains related to the sale of certain First Horizon Bank branches. Net securities gains in 2008 were $66.1 million and primarily related to Visa's redemption of its Class B shares held by FHN in connection with Visa Inc.'s IPO that resulted in a gain of $65.9

million. Net securities losses of $1.2 million in 2007 primarily related to changes in the investment portfolio that were made to compensate for loan growth in first quarter which were offset by impairment charges related to securities that, in the opinion of management, were other-than-temporarily impaired.

All other income declined to $127.6 million in 2008 from $153.4 million in 2007. Other income was positively impacted by $33.8 million of debt repurchase gains and an increase in reinsurance premium income. Revenue from loans sales and securitizations decreased to a loss of $8.6 million in 2008 from income of $23.9 million in 2007. The decrease is primarily due to market disruptions that began in 2007 which resulted in no second lien or HELOC loan sales in 2008, an increase in HELOC residual write-downs, and a decrease in servicing fees resulting from runoff and a smaller servicing portfolio. Deferred compensation income increased by $30.6 million and is mirrored by an increase in deferred compensation expense. All other components decreased slightly. In 2007, other income was negatively impacted by $16.8 million related to LOCOM and other consumer lending adjustments.

Total noninterest expense for 2008 decreased 10 percent to $1.6 billion from $1.8 billion in 2007. Personnel expense decreased $3.5 million from $932.4 million in 2007 primarily due to restructuring, repositioning, and efficiency initiatives and headcount reductions in Mortgage Banking and National Specialty Lending directly related to revenue contraction. Occupancy costs decreased 20 percent or $26.1 million primarily due to the sale of certain Mortgage Banking operations in 2008. Equipment rentals, depreciation and maintenance, communications and courier, intangible amortization, and all other expenses declined consistent with FHN's focus on core businesses. However, foreclosure losses, provision for mortgage foreclosure and repurchase obligations, and contract employment expenses increased from 2007. All other noninterest expense decreased $93.4 million in 2008 despite an increase in FDIC premiums as well as a $25.4 million increase in miscellaneous loan costs related to the fair value election for substantially all mortgage warehouse loans. In 2007, a $55.7 million charge was taken to reflect FHN's proportionate share of Visa Inc.'s legal matters while $30.0 million of this charge was reversed in 2008. In 2007, FHN recognized goodwill impairments of $13.0 million related to certain First Horizon Bank branches and $71.1 million for the Mortgage Banking segment. All other expense categories decreased consistent with FHN's focus on efficiency initiatives and reduction of non-core businesses.

The provision for loan losses increased significantly to $1.1 billion in 2008 from $.3 billion in 2007. While all portfolios were affected by the weakened real estate market and general decline in economic conditions in 2008, the increase primarily reflected deterioration in the national residential and commercial real estate construction portfolios (one time close retail real estate construction loans extended to consumers, loans to homebuilders, including condominium construction loans, and loans to finance income-producing real estate).

STATEMENT OF CONDITION REVIEW – 2008 COMPARED TO 2007

Total assets were $31.0 billion on December 31, 2008, compared to $37.0 billion on December 31, 2007. During 2008, earning assets averaged $30.4 billion compared with $33.4 billion for 2007. Average loans decreased 2 percent to $21.7 billion during 2008 as retail loans decreased by 3 percent and commercial loans decreased by 1 percent. Average loans represented 71 percent of average earning assets in 2008 compared to 66 percent in 2007.

C&I loans increased 3 percent in 2008, or $236.5 million, reflecting a transfer of smaller issuer trust preferred loans of $340 million, net of LOCOM, to the loan portfolio in the second quarter of 2008. Income commercial real estate (Income CRE) and residential commercial real estate (Residential CRE) averaged $3.7 billion, in 2008 compared to $4.1 billion in 2007. The Income CRE portfolio increased $133.5 million, or 7 percent, which was the result of loan growth in the first half of 2008. Residential CRE declined $541.2 million, or 24 percent, in 2008 due to the wind-down of national construction lending products and higher charge-offs since 2007. The residential real estate loan portfolio (including real estate loans pledged against other collateralized borrowings) increased by 4 percent, or $313.2 million, as a result of approximately $600 million of permanent mortgages that were transferred to the loan portfolio throughout 2008. The retail real estate construction (OTC) portfolio decreased 28 percent, or $594.2 million, in 2008.

Investment securities averaged $3.0 billion in 2008 and $3.4 billion in 2007. Investment securities represented 10 percent of earning assets in 2008 and 2007.

Loans held for sale represented 9 percent of total earning assets in 2008 compared with 12 percent in 2007. During 2008, loans held for sale averaged $2.6 billion, a decrease of 33 percent, or $1.3 billion from 2007. This decline was related to a smaller warehouse as the national mortgage origination platform was sold in August 2008 and the remaining warehouse contracted. Additionally, first and second lien mortgages and small issuer trust preferred loans were moved to the loan portfolio throughout 2008.

Average trading securities decreased 30 percent to $1.9 billion in 2008 from $2.7 billion in 2007 primarily as a result of trading inventory management initiatives that began in 2007. Other earning assets decreased 3 percent to $1.3 billion in 2008 from $1.4 billion in 2007 due to lower levels of securities purchased under agreements to resell in Capital Markets. Offsetting this decline was an increase in interest-bearing cash as the Federal Reserve began paying interest on these deposits in the fourth quarter 2008.

During 2008, core deposits decreased 4 percent, or $512.6 million, and averaged $12.9 billion. Interest-bearing core deposits increased 4 percent, or $319.2 million, to an average balance of $8.6 billion in 2008. Growth in interest-bearing core deposits was primarily due to growth in savings deposits. Average noninterest-bearing core deposits decreased from $5.1 billion in 2007 to $4.3 billion in 2008 as custodial deposits were transferred when the related servicing rights were sold in 2008 and competition for deposits increased in 2008.

Short-term purchased funds averaged $11.3 billion in 2008, down 20 percent from $14.0 billion in the previous year. The decrease was primarily driven by a decline in purchased CD's as FHN focused on lower cost more stable funding sources such as the Federal Reserve TAF and Federal Home Loan Bank borrowings. Average long-term borrowings decreased 7 percent, or $.5 billion, and averaged $6.1 billion in 2008. The decrease was the result of bank note maturities and repurchases as funding needs decreased due to asset contraction.

CAPITAL

Management's objectives are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. During 2009, FHN has continued its participation in the U.S. Treasury Capital Purchase Program which generated $866.5 million of proceeds in 2008 as a result of the issuance and sale of preferred stock and a common stock warrant. Additionally in 2009, FHN has maintained the quarterly stock dividend paid in lieu of a cash dividend at a rate that is determined quarterly by the board of directors. Average equity increased to $3.5 billion in 2009 from $2.9 billion in 2008 and $2.7 billion in 2007. The increase in average equity primarily reflects the full year impact of the preferred stock and common stock warrant issued under the CPP in fourth quarter 2008. Equity was $3.3 billion at year-end 2009, an 8 percent decrease from 2008 reflecting net losses during 2009. Period-end equity increased 47 percent from year-end 2007.

Pursuant to board authority, FHN may repurchase shares from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders, subject to legal, regulatory, and CPP constraints.

Table 12 - Capital Ratios

	2009	2008	2007
Total period-end equity to period-end assets	**12.67%**	11.52%	6.57%
FHN's tier 1 risk-based capital	**16.39**	15.03	8.12
FHN's total risk-based capital	**21.92**	20.19	12.75
FHN's leverage	**13.36**	12.22	6.64
Tier 1 common to risk weighted assets (a)	**9.88**	9.56	6.16
Adjusted tangible common equity to risk weighted assets (a)	**9.06**	8.80	6.16
Tangible common equity to tangible assets (a)	**7.75**	7.34	5.13

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Represents a non-GAAP measure. Refer to Table 26 for the non-GAAP to GAAP reconciliation.

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6 percent, 10 percent, and 5 percent, respectively. As of December 31, 2009, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions as shown in Note 13 – Regulatory Capital. In 2010, capital ratios are expected to remain strong and significantly above well-capitalized standards despite a difficult operating environment.

Table 13 - Issuer Purchases of Equity Securities

(Volume in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
2009				
October 1 to October 31	*	$13.31	*	40,329
November 1 to November 30	-	NA	-	40,329
December 1 to December 31	-	NA	-	40,329
Total	*	**$13.31**	*	

* Amount is less than 500 shares
Compensation Plan Programs:
- A consolidated compensation plan share purchase program was announced on August 6, 2004. This plan consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount originally authorized under this consolidated compensation plan share purchase program is 25.1 million shares. On April 24, 2006, an increase to the authority under this purchase program of 4.5 million shares was announced for a new total authorization of 29.6 million shares. The authority has been increased to reflect the stock dividends distributed through October 1, 2009. The shares may be purchased over the option exercise period of the various compensation planson or before December 31, 2023. Stock options granted after January 2, 2004, must be exercised no later than the tenth anniversary of the grant date.On December 31, 2009, the maximum number of shares that may be purchased under the program was 32.0 million shares.

Other Programs:
- On October 16, 2007, the board of directors approved a 7.5 million share purchase authority that will expire on December 31, 2010. The authority hasbeen increased to reflect the stock dividends distributed through October 1, 2009. Purchases will be made in the open market or through privatelynegotiated transactions and will be subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatoryconstraints. Until the third anniversary of the sale of the preferred shares issued in the CPP, FHN may not repurchase common or other equityshares (subject to certain limited exceptions) without the UST's approval. This authority is not tied to any compensation plan, and replaces an oldernon-plan share purchase authority which was terminated. On December 31, 2009, the maximum number of shares that may be purchased under the program was 8.3 million shares.

On December 31, 2009, book value per common share was $9.95 compared to $11.31 for 2008 and $14.97 for 2007. Average shares outstanding for the three-year period were 221.7 million in 2009, 194.8 million in 2008, and 142.3 million in 2007. Period-end shares outstanding for this same three-year period were 222.0 million, 220.7 million, and 142.6 million, respectively. FHN's shares are traded on The New York Stock Exchange under the symbol FHN. The sales price ranges, net income/(loss) available to common shareholders per share, and dividends declared by quarter, for each of the last two years, are presented in Table 25. All shares and per share information have been adjusted for the stock dividends declared through October 2009.

RISK MANAGEMENT

FHN has an enterprise-wide approach to risk governance, measurement, management, and reporting including an economic capital allocation process that is tied to risk profiles used to measure risk-adjusted returns. The Enterprise-wide Risk/Return Management Committee oversees risk management governance. Committee membership includes the Chief Executive Officer and other executive officers of FHN. The Chief Risk Officer oversees reporting for the committee. Risk management objectives include evaluating risks inherent in business strategies, monitoring proper balance of risks and returns, and managing risks to minimize the probability of future negative outcomes. The Enterprise-wide Risk/Return Management Committee oversees and receives regular reports from the Credit Risk Management Committee, Asset/Liability Committee ("ALCO"), Capital Management Committee, Compliance Risk Committee, Operational Risk Committee, and the Executive Program Governance Forum. The Chief Credit Officer, Executive Vice President Funds Management and Corporate Treasurer (chairs both ALCO and Capital Management Committee), Senior Vice President Corporate Compliance, Chief Risk Officer, and Executive Vice President and Chief Information Officer chair these committees respectively. Reports regarding Credit, Asset/Liability Management, Market Risk, Capital Management, Compliance, and Operational Risks are provided to the Credit Policy and Executive Committee, and/or Audit Committee of the Board and to the full Board.

Risk management practices include key elements such as independent checks and balances, formal authority limits, policies and procedures, and portfolio management all executed through experienced personnel. The Internal Audit Department, Credit Risk Assurance Group, Credit Policy and Regulations Group, and Credit Portfolio Management Group also evaluate risk management activities. These evaluations are reviewed with management and the Audit Committee, as appropriate.

The Compensation Committee, General Counsel, Chief Risk Officer, EVP Human Resources, and Chief Credit Officer convene periodically, as required by the U.S. Treasury's Troubled Asset Relief Program (TARP), to review and assess key business risks and the relation of those risks to compensation plans across the company. A comprehensive review was conducted with the Compensation Committee of the Board of Directors during third quarter 2009.

MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS

Given the significant current uncertainties that exist within the housing and credit markets and the national economy, it is anticipated that 2010 will be challenging for FHN. Despite the significant reduction of legacy mortgage banking operations, the current economic downturn could increase borrower defaults resulting in elevated loan loss provision (especially within the commercial real estate portfolio and bank-related loans), foreclosure and loan repurchase losses, and increased costs as FHN manages the amount of foreclosed assets. Additionally, FHN will continue to be affected by market factors as it addresses the mortgage loan warehouse and attempts to reduce the remaining servicing portfolio. As difficulties in the credit markets persist, FHN will continue to adapt its liquidity management strategies. Further deterioration of general economic conditions could result in increased credit costs depending on the length and depth of this market cycle.

INTEREST RATE RISK MANAGEMENT

Interest rate risk is the risk that changes in prevailing interest rates will adversely affect assets, liabilities, capital, income, and/or expense at different times or in different amounts. ALCO, a committee consisting of senior management that meets regularly, is responsible for coordinating the financial management of interest rate risk.

FHN primarily manages interest rate risk by structuring the balance sheet to attempt to maintain the desired level of associated earnings while operating within prudent risk limits and thereby preserving the value of FHN's capital.

Net interest income and the financial condition of FHN are affected by changes in the level of market interest rates as the repricing characteristics of loans and other assets do not necessarily match those of deposits, other borrowings, and capital. When earning assets reprice more quickly than liabilities (when the balance sheet is asset-sensitive), net interest income will benefit in a rising interest rate environment and will be negatively impacted when interest rates decline. In the case of floating rate assets and liabilities with similar repricing frequencies, FHN may also be exposed to basis risk which results from changing spreads between earning and borrowing rates.

Since the August 2008 divestiture of certain mortgage banking operations and the discontinuation of the national mortgage banking origination business, FHN's risk exposure to interest rates has changed somewhat. In 2007 and through August 2008, Mortgage Banking revenue was primarily generated from originating, selling, and servicing residential mortgage loans and was highly sensitive to changes in interest rates due to the direct effect that changes in interest rates have on loan demand. FHN was exposed to fluctuations in the fair value of the mortgage warehouse and the pipeline resulting from changes in interest rates. Subsequent to the divestiture, Mortgage Banking income is primarily composed of servicing residential mortgage loans and fair value adjustments to the remaining warehouse. In 2009, the mortgage pipeline was immaterial and the size of the mortgage warehouse has been significantly reduced.

Net Interest Income Simulation Analysis

Management uses interest rate exposure models to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN's interest rate risk, liquidity, and capital guidelines. The information provided in this section, including the discussion regarding simulation analysis and rate shock analysis, is forward-looking. Actual results could differ because of interest rate movements, the ability of management to execute its business plans, and other factors, including those presented in the Forward-Looking Statements section of this MD&A. FHN uses simulation analysis as its primary tool to evaluate interest rate risk exposure. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to dynamically identify interest rate risk exposures exclusive of the potential impact on fee income. This simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. The results help FHN develop strategies for managing exposure to interest rate risk. Like any forecasting technique, interest rate simulation modeling is based on a number of assumptions and judgments. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates, and on- and off-balance sheet hedging strategies. Management believes the assumptions used in its simulations are reasonable. Nevertheless, simulation modeling provides only a sophisticated estimate, not a precise calculation of exposure to changes in interest rates.

The simulation models used to analyze net interest income create various at-risk scenarios looking at increases and/or decreases in interest rates from an instantaneous movement or a staggered movement over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to historical levels. These hypothetical rate moves are used to simulate net interest income exposure to historically extreme movements in interest rates. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are regularly updated to incorporate management action. Any scenarios that indicate a change in net interest income of three percent or more from a base net interest income are presented to the Board quarterly. At December 31, 2009, the interest rate environment was at an unprecedented low level. Under these market conditions, traditional scenarios forecasting declining rates are no longer meaningful. Accordingly, declining rate shock scenarios (including minus 25 basis points and minus 200 basis points) that had been modeled in prior periods were not performed.

The remaining scenarios performed attempt to capture risk to net interest income from rising rates and changes in the shape of the yield curve. Based on the rate sensitivity position on December 31, 2009, net interest income exposure over the next 12 months to a rate shock of plus 200 basis points is estimated to be a favorable variance of approximately 9 percent of base net interest income. A flattening yield curve scenario results in a favorable variance in net interest income of approximately 4 percent. These hypothetical scenarios are used as one estimate

of risk, and do not necessarily represent management's current view of future interest rates or market developments.

Fair Value Shock Analysis
Interest rate risk and the slope of the yield curve also affects the fair value of MSR and Capital Markets' trading inventory that are reflected in Mortgage Banking and Capital Markets' noninterest income, respectively. Low or declining interest rates typically leads to lower servicing-related income due to the impact of higher loan prepayments on the value of MSR while high or rising interest rates typically increase servicing-related income. To determine the amount of interest rate risk and exposure to changes in fair value of MSR, FHN uses multiple scenario rate shock analysis, including the magnitude and direction of interest rate changes, prepayment speeds, and other factors that could affect Mortgage Banking income.

Generally, low or declining interest rates with a positively sloped yield curve tends to increase Capital Markets' income through higher demand for fixed income products. Additionally, the fair value of Capital Markets' trading inventory can fluctuate as a result of differences between current interest rates when compared to the interest rates of fixed-income securities in the trading inventory.

Derivatives
FHN utilizes derivatives to protect against unfavorable fair value changes resulting from changes in interest rates of MSR and other retained assets. Derivative instruments are also used to protect against the risk of loss arising from adverse changes in the fair value of a portion of Capital Markets' securities inventory due to changes in interest rates. Derivative financial instruments are used to aid in managing the exposure of the balance sheet and related net interest income and noninterest income to changes in interest rates. Interest rate contracts (potentially including swaps, swaptions, and mortgage forward purchase contracts) are utilized to protect against MSR prepayment risk that generally accompanies declining interest rates. Net interest income earned on swaps and similar derivative instruments used to protect the value of MSR increases when the yield curve steepens and decreases when the yield curve flattens or inverts. Capital Markets enters into futures contracts to economically hedge interest rate risk associated with changes in fair value currently recognized in Capital Markets' noninterest income. FHN does not use derivative instruments to protect against changes in fair value of loans or loans held for sale other than certain small issuer trust preferred loans. Other than the impact related to the immediate change in market value of the balance sheet, such as MSR, these simulation models and related hedging strategies exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional discussion of these instruments.

Table 14 details the interest rate sensitivity profile on December 31, 2009, on Capital Markets' trading securities based on projected cash flows categorized by anticipated settlement date and mortgage banking trading securities categorized by expected maturity dates. Additionally, this table provides the average rates earned on these trading securities and both the notional and fair values of derivative financial instruments held for trading.

Table 14 - Risk Sensitivity Analysis

Held for Trading *(Dollars in millions)*	2010	2011	2012	2013	2014	2015+	Total	Fair Value
Assets:								
Trading securities	$ 634	-	-	-	-	$ 66	$ 700	$700
Average interest rate	3.64%	-	-	-	-	15.80%	4.79%	
Interest Rate Derivatives (notional value):								
Capital Markets:								
Forward contracts:								
Commitments to buy	$ 2,659	-	-	-	-	-	$ 2,659	$ 8
Weighted average settlement price	101.28%	-	-	-	-	-	101.28%	
Commitments to sell	$ 2,717	-	-	-	-	-	$ 2,717	$ (11)
Weighted average settlement price	101.48%	-	-	-	-	-	101.48%	
Caps purchased	-	$ 50	-	-	$ 11	$ 9	$ 70	$ 1
Weighted average strike price	-	2.24%	-	-	6.50%	6.50%	3.46%	
Caps written	-	$ (50)	-	-	$ (11)	$ (9)	$ (70)	$ (1)
Weighted average strike price	-	2.24%	-	-	6.50%	6.50%	3.46%	
Floors purchased	$ 50	$ 100	$ 10	-	-	-	$ 160	$ 4
Weighted average strike price	6.20%	6.00%	5.50%	-	-	-	6.03%	
Floors written	$ (50)	$ (100)	$ (10)	-	-	-	$ (160)	$ (4)
Weighted average strike price	6.20%	6.00%	5.50%	-	-	-	6.03%	
Swap contracts purchased	$ 107	$ 263	$ 346	$ 217	$ 88	$ 406	$ 1,427	$ (51)
Average pay rate (fixed)	6.23%	5.74%	4.90%	5.34%	5.89%	5.57%	5.47%	
Average receive rate (floating)	2.02%	1.99%	.93%	1.78%	3.02%	2.12%	1.80%	
Swap contracts purchased	$ 35	$ 55	-	-	-	-	$ 90	$ 2
Average pay rate (floating)	3.25%	3.24%	-	-	-	-	3.24%	
Average receive rate (fixed)	4.65%	6.17%	-	-	-	-	5.58%	
Swap contracts sold	$ (107)	$ (263)	$ (170)	$(167)	$ (88)	$ (400)	$ (1,195)	$ 32
Average pay rate (floating)	2.02%	1.99%	1.64%	2.24%	3.02%	2.15%	2.11%	
Average receive rate (fixed)	6.23%	5.74%	4.81%	5.65%	5.89%	5.66%	5.62%	
Swap contracts sold	$ (35)	$ (55)	-	-	-	-	$ (90)	$ (2)
Average pay rate (fixed)	4.65%	6.17%	-	-	-	-	5.58%	
Average receive rate (floating)	3.25%	3.24%	-	-	-	-	3.24%	
Futures contracts:								
Commitments to sell	$ 40	$ 40	$ 40	-	-	-	$ 120	*
Weighted average settlement price	99.08%	97.53%	96.37%	-	-	-	97.66%	

* Amount is less than $500,000

LIQUIDITY MANAGEMENT

ALCO focuses on the funding of assets with liabilities of the appropriate duration, while mitigating the risk of not meeting unexpected cash needs. The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, other creditors, and borrowers, and the requirements of ongoing operations. This objective is met by maintaining liquid assets in the form of trading securities and securities available for sale, growing core deposits, and the repayment of loans. ALCO is responsible for managing these needs by taking into account the marketability of assets; the sources, stability, and availability of funding; and the level of unfunded commitments. Subject to market conditions and compliance with applicable regulatory requirements from time to time, funds are available from a number of sources, including core deposits, the securities available for sale portfolio, the Federal Reserve Banks, access to Federal Reserve Bank programs, the Federal Home Loan Bank ("FHLB"), availability to the overnight and term Federal Funds markets, and dealer and commercial customer repurchase agreements. During 2008 and 2009, FHN utilized the Federal Reserve Bank's Term Auction Facility ("TAF"). However, by the end of 2009, funding from TAF was substantially reduced as this program is set to expire in 2010.

Core deposits are a significant source of funding and have been a stable source of liquidity for banks. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. Generally, these limits were temporarily increased to $250 thousand per account owner through 2013. Total loans, excluding loans held for sale and real estate loans pledged against other collateralized borrowings, to core deposits ratio was 122 percent in 2009, 160 percent in 2008, and 156 percent in 2007. The ratio is expected to continue to decline as the national loan portfolios continue to decrease.

In 2005, FTBNA established a bank note program providing additional liquidity of $5.0 billion. On December 31, 2009, $.7 billion was outstanding through the bank note program with $.1 billion scheduled to mature in 2010 and the remaining scheduled to mature in 2011. During 2008 and 2009, market and other conditions have been such that FTBNA has not been able to affordably utilize the bank note program, and instead has obtained less credit sensitive sources of funding including secured sources such as FHLB borrowings and the TAF. FTBNA expects that its inability to use the bank note program will continue for some time to come, and cannot predict when that inability will end.

FHN and FTBNA have the ability to generate liquidity by issuing preferred or common equity or incurring other debt subject to market conditions and compliance with applicable regulatory requirements from time to time. In 2008, FHN issued 69 million shares of common stock which generated approximately $660 million in net proceeds and also issued and sold perpetual preferred stock and a common stock warrant to the UST under the CPP which generated $866.5 million in proceeds. Further, liquidity has been obtained through FTBNA's issuance of approximately $250 million of subordinated notes in 2006. In addition, liquidity has been obtained through issuance of $300 million of guaranteed preferred beneficial interests in FHN's junior subordinated debentures through two Delaware business trusts, wholly owned by FHN. See Note 10 – Long-Term Debt, Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures, and Note 12 – Preferred Stock and Other Capital for additional information. FHN also evaluates alternative sources of funding, including loan sales, syndications, and FHLB borrowings in its management of liquidity.

Parent company liquidity is maintained by cash flows stemming from dividends and interest payments collected from subsidiaries along with net proceeds from stock sales through employee plans, which represent the primary sources of funds to pay cash dividends to shareholders and interest to debt holders. The amount paid to the parent company through FTBNA common dividends is managed as part of FHN's overall cash management process, subject to applicable regulatory restrictions described in the next paragraph. As discussed above, the parent company also has the ability to enhance its liquidity position by raising equity or incurring debt subject to market conditions and compliance with applicable regulatory requirements from time to time.

Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, common dividends, loans, or advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA's retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA's 'retained net income' generally is equal to FTBNA's regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA's total amount available for dividends was a negative $469.3 million at December 31, 2009 and a negative $322.0 million at January 1, 2010.

FTBNA has applied for approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2010. FTBNA has not requested approval to pay common dividends to its sole common stockholder, FHN. Although FHN has funds available for dividends even without FTBNA dividends, availability of funds is not the sole factor considered by FHN's Board in deciding whether or not to declare a dividend of any particular size; the Board also must consider FHN's current and prospective capital, liquidity, and other needs. Under the terms of the CPP, FHN is not permitted to increase its cash common dividend rate for a period of three years from the date of issuance without permission of the Treasury. At the time of the preferred share and common stock warrant issuance, FHN did not pay a common cash dividend.

On January 19, 2010, the Board declared a dividend in shares of common stock at a rate of 1.4561 percent to be distributed on April 1, 2010 to shareholders of record on March 12, 2010. The Board intends to reinstate a cash dividend at an appropriate and prudent level once earnings and other conditions improve sufficiently, consistent with legal, regulatory, CPP, and other constraints. The board approved and FHN has paid the 5% (annualized) dividend on the preferred CPP on February 16, 2010.

Cash Flows

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing, and financing activities for each of the three years ended December 31, 2009, 2008, and 2007. In 2009, liquidity was predominantly provided by a contracting balance sheet and through cash-related operating activities. Net cash provided by investing activities was the primary contributor of liquidity during 2009. Net cash provided by investing activities was $2.4 billion and was primarily the result of a reduction in the loan portfolio. FHN has actively reduced its national construction and home equity portfolios, however, with soft loan demand during 2009, cash outflows to fund new loans was nominal. Additionally, a net $.5 billion decline of AFS securities due to natural run-off of underlying assets, generally mortgages, also positively contributed to cash flows from investing activities. Cash flows from investing activities during 2008 were much less significant as the loan portfolio did not considerably decline until 2009.

Operating cash flows were primarily the result of positive cash-related operating income items as a significant component of the net loss during 2009 was the provision for loan losses, a decrease in the fair value of derivatives, and provision for foreclosure and repurchase obligations, which are all non-cash expense items. In 2008, cash flows from operating activities were $4.3 billion and were driven by a $2.9 billion decline in the size of the mortgage warehouse when compared with 2007 and also, the impact of non-cash related expenses during the period.

Negative cash flows provided by financing activities were $3.6 billion during 2009. Cash flows provided by short-term borrowings declined to $2.4 billion primarily due to a reduction in borrowings from the Federal Reserve TAF in 2009. Additionally, funding from long-term debt declined by $1.8 billion from 2008 as a significant amount of FHN's bank notes matured during 2009 and $.2 billion were repurchased. The need for cash flows from financing activities has decreased during 2009 consistent with the $5.0 billion decline in period-end total assets and also due to a $.6 billion increase in deposits. During 2008, negative cash flows from financing activities were $5.4 billion as cash providing by deposits, short-term borrowings, and long-term debt declined. FHN's common stock offering and preferred shares issued through the CPP generated a combined $1.5 billion in cash proceeds during 2008. Net negative cash flows were $.4 billion during 2009 compared with net negative cash flows of $.9 billion during 2008. Negative cash flows from financing activities more than offset positive cash flows from investing and operating activities for both periods.

Off-balance Sheet Arrangements and Other Contractual Obligations

First Horizon Home Loans, the former mortgage banking division of FHN, originated conventional conforming and federally insured single-family residential mortgage loans. Likewise, FTN Financial Capital Assets Corporation purchases the same types of loans from customers. Substantially all of these mortgage loans were exchanged for securities, which are issued through investors, including government sponsored enterprises ("GSE"), such as Government National Mortgage Association ("GNMA") for federally insured loans and Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") for conventional loans, and then sold in the secondary markets. Each GSE has specific guidelines and criteria for sellers and servicers of loans backing their respective securities. The risk of credit loss with regard to the principal amount of the loans sold was generally transferred to investors upon sale to the secondary market. However, for loans sold without recourse, if it was determined that previously transferred loans did not meet the agreed upon qualifications or criteria within the sales contract, the purchaser had the right to return those loans to FHN or pursue a make-whole arrangement with FHN.

For repurchase requests ("the pipeline") related to breach of contract, the pipeline is segregated into various components (e.g., requestor, repurchase, or make-whole) and current rescission and loss severity rates are applied to calculate estimated losses attributable to the current pipeline. As of December 31, 2009, FHN has observed loss severities ranging between 50 percent and 60 percent of the principal balance of the repurchased loans and rescission rates between 30 percent and 40 percent of the repurchase and make-whole requests. FHN then compares the estimated losses inherent within the pipeline with current reserve levels. On December 31, 2009, the pipeline was $256.0 million with over half of such claims submitted by Fannie Mae. Management considered the rising level of repurchase requests when determining the adequacy of the repurchase and foreclosure reserve. Although the pipeline of requests has been increasing, FHN also considered that a majority of these sales ceased in third quarter 2008 when FHN sold its national mortgage origination business. Uncertainty exists in accurately

determining the reserve due to incomplete knowledge regarding the status of investors' reviews. Additionally, since FHN has sold a significant portion of its servicing rights associated with prior agency loan sales, management has limited insight into the performance and/or potential subsequent refinancing of many of the loans covered by its representations and warranties. FHN has received the greatest amount of repurchase or make-whole claims, and associated losses, related to loans that were sold during 2007. The 2007 vintage is approximately 60 percent of the pipeline as of December 31, 2009.

In addition, certain mortgage loans were sold to investors with limited or full recourse in the event of mortgage foreclosure (refer to discussion of repurchase and foreclosure reserves under Critical Accounting Policies). After sale, these loans were not reflected on the Consolidated Statements of Condition. See also Note 18 – Restrictions, Contingencies, and Other Disclosures.

FHN's use of government agencies as an efficient outlet for mortgage loan production was an essential source of liquidity for FHN and other participants in the housing industry in recent years. The use of origination and subsequent sale or securitization of these loans to government agencies has significantly declined due to FHN's sale of national mortgage origination offices in third quarter 2008. Consequently, sales of these loans during 2009 were immaterial. During 2008, approximately $15.6 billion of conventional and federally insured mortgage loans were securitized and sold by FHN through these investors.

Historically, certain of FHN's originated loans, including non-conforming first lien mortgages, second lien mortgages and HELOC, did not conform to the requirements for sale or securitization through government agencies. FHN pooled and securitized these non-conforming loans in proprietary transactions. After securitization and sale, these loans were no longer reflected on the Consolidated Statements of Condition. These transactions, which were conducted through single-purpose business trusts, were an efficient way for FHN to monetize these assets. On December 31, 2009 and 2008, the outstanding principal amount of loans in these off-balance sheet business trusts was $18.3 billion and $22.8 billion, respectively. FHN has substantially reduced its origination of these loans in response to disruptions in the credit markets and did not execute a securitization of these loans during 2009 or 2008. Given the historical significance of FHN's origination of non-conforming loans, the use of single-purpose business trusts to securitize these loans was an important source of liquidity to FHN. See Note 23 – Loan Sales and Securitizations for additional information.

FHN has also sold HELOC and second lien mortgages without recourse through whole loan sales. In third quarter 2009, FHN settled a substantial portion of its repurchase obligations related to these sales through an agreement with the primary purchaser of HELOC and second lien loans that were previously transferred through whole loan sales. This settlement included the transfer of retained servicing rights associated with the applicable prior second lien and HELOC loan sales. As a result, the remaining repurchase obligation is minimal.

A wholly-owned subsidiary of FHN has agreements with several providers of private mortgage insurance whereby the subsidiary has agreed to accept insurance risk for specified loss corridors for loans originated in each contract year in exchange for a portion of the private mortgage insurance premiums paid by borrowers (i.e., reinsurance arrangements). The loss corridors vary for each primary insurer for each contract year. No new reinsurance arrangements were initiated after 2008. In 2009, FHN agreed to settle certain of its reinsurance obligations with the primary insurers, resulting in a decrease in the reserve balance and a transfer of the associated trust assets. As of December 31, 2009, FHN has reserved $29.3 million for its estimated liability under the reinsurance arrangements. In accordance with the terms of the contracts with the primary insurers, as of December 31, 2009, FHN has placed $44.0 million of prior premium collections in trust for payment of claims arising under the reinsurance arrangements. Also, as of December 31, 2009, $12.1 million of these funds were allocated for future delivery to primary insurers for completion of existing settlement arrangements.

Pension obligations are funded by FHN to provide current and future benefit to participants in FHN's noncontributory, defined benefit pension plan. On December 31, 2009, the annual measurement date, pension obligations, including obligations of the unfunded plans, were $533.5 million with $496.3 million of assets in the trust to fund those obligations. As of December 31, 2009, pension plan assets exceeded the obligations of the qualified pension plan. FHN made a contribution of $50.0 million to the qualified pension plan in 2009. Any future contributions will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets during 2010. Currently,

FHN does not anticipate making additional contributions to the pension plan during 2010. The nonqualified pension plans and other postretirement benefit plans are unfunded. FHN contributed $6.7 million in 2009 to the unfunded plans to cover all benefits paid under the nonqualified plans and anticipates the 2010 contribution to be $4.9 million. The discount rate for 2009 of 6.05 percent for the qualified pension plan and 5.55 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN's plans and employee population. Beginning in 2013, FHN will no longer accrue service expense for future benefits in the qualified pension plan. Benefits accrued through December 31, 2012, for current participants will not be reduced or affected. Instead, FHN will commence a new program for service beyond 2013 through an increased match to the Savings Plan. See Note 19 – Savings, Pension, and Other Employee Benefits for additional information.

FHN has various other financial obligations, which may require future cash payments. Table 15 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2009. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

Table 15 - Contractual Obligations

(Dollars in thousands)	Payments due by period (a) Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Contractual obligations:					
Time deposit maturities (b)	$1,572,729	$ 473,939	$328,088	$ 81,180	$2,455,936
Long-term debt (c)	148,651	549,252	350,302	1,739,638	2,787,843
Annual rental commitments under noncancelable leases (d)	32,025	43,017	23,252	30,943	129,237
Purchase obligations	71,914	70,975	8,303	1,994	153,186
Total contractual obligations	$1,825,319	$1,137,183	$709,945	$1,853,755	$5,526,202

(a) Excludes a $30.0 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.
(b) See Note 8 – Time Deposit Maturities for further details.
(c) See Note 10 – Long-Term Debt for further details.
(d) See Note 5 – Premises, Equipment, and Leases for further details.

Credit Ratings

Maintaining adequate credit ratings on debt issues and preferred stock is critical to liquidity because it affects the ability of FHN to attract funds, such as brokered deposits or wholesale borrowings, from various sources on a cost-competitive basis. On December 31, 2009 and 2008, FHN had $1.7 billion and $2.1 billion, respectively, from these funding sources (see also Liquidity Management). The various credit ratings are detailed in Table 16. The availability and cost of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such issues as capital levels, asset quality, and reputation. The availability of core deposit funding is stabilized by federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources.

Table 16 - Credit Ratings

	Standard & Poor's (a)	Moody's (b)	Fitch (c)
First Horizon National Corporation			
Overall credit rating: Long-term/Outlook	BBB–/Negative	Baa1/Negative	BBB+/Negative
Subordinated debt	BB+	Baa2	BBB
Cumulative perpetual preferred stock (issued to US Treasury)			BBB–
Capital securities (d)	B+	Baa3	BBB–
First Tennessee Bank National Association			
Overall credit rating: Long-term/Short-term/Outlook	BBB/A-2/Negative	A3/P-2/Negative	BBB+/F2/Negative
Non-cumulative perpetual preferred stock	BB–	Baa3	BBB
Long-term/short-term deposits	BBB/A-2	A3/P-2	A-/F1
Other long-term/short-term funding (e)	BBB/A-2	A3/P-2	BBB+/F2
Subordinated debt	BBB–	Baa1	BBB
FT Real Estate Securities Company, Inc.			
Preferred stock	BB–	Baa2	

A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.
(a) Last change in rating was on April 23, 2009.
(b) Last change in rating was on February 17, 2010.
(c) Last change in rating was on December 3, 2008.
(d) Guaranteed preferred beneficial interests in First Horizon's junior subordinated debentures issued through a wholly-owned unconsolidated business trust.
(e) Other funding includes senior bank notes.

MARKET RISK MANAGEMENT

Capital markets buys and sells various types of securities for its customers. When these securities settle on a delayed basis, they are considered forward contracts. Securities inventory positions are generally procured for distribution to customers by the sales staff, and ALCO policies and guidelines have been established with the objective of limiting the risk in managing this inventory.

CAPITAL MANAGEMENT

The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards and to assure ready access to the capital markets. The Capital Management committee, chaired by the Executive Vice President of Funds Management and Corporate Treasurer, is responsible for capital management oversight and provides a forum for addressing management issues related to capital adequacy. The committee reviews sources and uses of capital, key capital ratios, segment economic capital allocation methodologies, and other factors in monitoring and managing current capital levels, as well as potential future sources and uses of capital. The committee also recommends capital management policies, which are submitted for approval to the Enterprise-wide Risk/Return Management Committee and the Board.

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss from inadequate or failed internal processes, people, and systems or from external events. This risk is inherent in all businesses. Management, measurement, and reporting of operational risk are overseen by the Operational Risk Committee, which is chaired by the Chief Risk Officer. Key representatives from the business segments, legal, risk management, information technology risk, corporate real estate, employee services, records management, bank operations, funds management, and insurance are represented on the committee. Subcommittees manage and report on business continuity planning, information technology risk, insurance, records management, customer complaints, and reputation risks. Summary reports of the committee's activities and decisions are provided to the Enterprise-wide Risk/Return Management Committee. Emphasis is dedicated to refinement of processes and tools to aid in measuring and managing material operational risks and providing for a culture of awareness and accountability.

COMPLIANCE RISK MANAGEMENT

Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation as a result of failure to comply with laws, regulations, rules, related self-regulatory organization standards, and codes of conduct applicable to banking activities. Management, measurement, and reporting of compliance risk are overseen by the Compliance Risk Committee, which is chaired by the SVP of Corporate Compliance. Key executives from the business segments, legal, risk management, and service functions are represented on the committee. Summary reports of the committee's activities and decisions are provided to the Enterprise-wide Risk/Return Management Committee and to the Audit Committee of the Board, as applicable. Reports include the status of regulatory activities, internal compliance program initiatives, and evaluation of emerging compliance risk areas.

CREDIT RISK MANAGEMENT

Credit risk is the risk of loss due to adverse changes in a borrower's or counterparty's ability to meet its financial obligations under agreed upon terms. FHN is subject to credit risk in lending, trading, investing, liquidity/funding, and asset management activities. The nature and amount of credit risk depends on the types of transactions, the structure of those transactions and the parties involved. In general, credit risk is incidental to trading, liquidity/funding and asset management activities, while it is central to the profit strategy in lending. As a result, the majority of credit risk is associated with lending activities.

FHN assesses and manages credit risk through a series of policies, processes, measurement systems, and controls. The Credit Risk Management Committee ("CRMC") is responsible for overseeing the management of existing and emerging credit risks in the company within the broad risk tolerances established by the Board of Directors. The Credit Risk Management function, led by the Chief Credit Officer, provides strategic and tactical

credit leadership by maintaining policies, oversees credit approval and servicing, and manages portfolio composition and performance.

A series of regularly scheduled portfolio review meetings are in place to provide oversight regarding the accuracy of credit risk grading and the adequacy of commercial credit servicing. A series of watch list meetings are in place to oversee the management of emerging potential problem commercial assets. The Credit Risk Management function assesses the portfolio trends and the results of these meetings and utilizes this information to inform management regarding the current state of credit quality and as a factor of the estimation process for determining the allowance for loan losses.

All of the above activities are subject to independent review by FHN's Credit Risk Assurance Group. The EVP of Credit Risk Assurance is appointed by and reports to the Credit Policy & Executive Committee of the Board. Credit Risk Assurance is charged with providing the Board and executive management with independent, objective, and timely assessments of FHN's portfolio quality, credit policies, and credit risk management processes.

Management strives to identify potential problem loans and nonperforming loans early enough to correct the deficiencies and prevent further credit deterioration. It is management's objective that both charge-offs and asset write-downs are recorded promptly, based on management's assessments of the borrower's ability to repay and current collateral values.

Loan Portfolio Composition and Concentrations

Generally, FHN groups its loans into seven different portfolios based on internal classifications. The ALLL is established at this individual portfolio level and asset quality data is measured and reviewed for each of these portfolios. Commercial loans are composed of the Commercial, Industrial, and Other ("C&I"), the Income-Producing Commercial Real Estate ("Income CRE"), and the Residential Commercial Real Estate Construction ("Residential CRE") portfolios. Retail loans are composed of Consumer Real Estate, Residential Consumer Real Estate Construction ("OTC"), Permanent Mortgage, and the Credit Card and Other portfolios. Key asset quality metrics for each of these portfolios can be found in Table 22. The following is a description of each portfolio:

C&I

The C&I portfolio was $7.2 billion as of December 31, 2009. This portfolio is comprised of loans used for general business purposes, diversified by industry type, and primarily composed of relationship customers in Tennessee managed within the regional bank. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit. FHN has significant portfolios in categories of manufacturing, finance and insurance, wholesale trade, and construction. The finance and insurance subsection of this portfolio, including bank-related and trust preferred loans (including loans to bank and insurance-related businesses), has experienced stress due to the higher credit losses encountered throughout the financial services industry, limited availability of market liquidity, and the impact from economic conditions on these borrowers. On December 31, 2009, 10 percent of the C&I portfolio, or 4 percent of total loans, was composed of bank-related and trust preferred loans that had combined reserves and LOCOM valuation allowance of 17.34 percent.

Income CRE

The Income CRE portfolio was $1.8 billion on December 31, 2009. This portfolio contains loans, lines, and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate. Major subcategories of Income CRE include retail, office, apartments, hospitality, and industrial. Poor economic conditions have affected this portfolio through increased vacancies, rate of stabilization, decreased rental rates, lack of readily available financing in the industry, and declining property valuations. Approximately 80 percent of this portfolio was originated through the Regional Bank.

Residential CRE

The Residential CRE portfolio was $.6 billion on December 31, 2009. This portfolio includes loans to residential builders and developers for the purpose of constructing single-family detached homes, condominiums, and town homes. FHN lends to finance vertical construction of these properties as well as the acquisition and development of the related land. Originations through national construction lending ceased in 2008 and balances have decreased by 50 percent since the end of 2008. Performance of this portfolio has been severely stressed due to the devastated housing market.

Consumer Real Estate

The consumer real estate portfolio was $6.9 billion on December 31, 2009, and is primarily composed of home equity lines and installment loans. This portfolio is geographically diverse with strong borrower FICO scores. Deterioration is primarily in areas with significant home price depreciation and is affected by poor economic conditions – primarily unemployment. Approximately two-thirds of this portfolio was originated through national channels.

Permanent Mortgage

The permanent mortgage portfolio was $1.1 billion on December 31, 2009. This portfolio is primarily composed of OTC completed construction loans and jumbo mortgages. This portfolio has experienced increased delinquencies and loss severities during 2009. The portfolio is somewhat geographically diverse with 20 percent of loan balances in California. Poor performance was affected by economic conditions, primarily depressed retail real estate values and elevated unemployment.

OTC

The OTC portfolio was $.2 billion on December 31, 2009 and has declined by 77 percent since the end of 2008 with new originations ceasing in early 2008. OTC product is construction to permanent financing (see Permanent Mortgage discussion above) with short durations. This portfolio's poor performance is driven by the slumping housing market, borrower stress, and lack of salability in the secondary market.

Credit Card and Other

The credit card and other portfolio was $.3 billion on December 31, 2009 and primarily includes credit card receivables, automobile loans, and other consumer related credits. While charge-offs have increased since 2008, this portfolio is immaterial to the overall loan portfolio.

Concentrations

FHN has a significant concentration of loans secured by residential real estate (49 percent of total loans), the majority of which is in the retail real estate residential portfolio including real estate loans pledged against other collateralized borrowings (44 percent of total loans). This portfolio is primarily comprised of home equity lines and loans. While this portfolio has been stressed by the downturn in the housing market and rising unemployment, it contains loans extended to borrowers with high credit scores and is geographically diversified. Most of the remaining residential real estate loans are in the winding-down national construction portfolios (5 percent of total loans) whose exposures have been significantly reduced since 2008.

On December 31, 2009, FHN did not have any concentrations of Commercial, Financial, and Industrial loans in any single industry of 10 percent or more of total loans.

Allowance for Loan Losses

Management's policy is to maintain the allowance for loan losses ("ALLL") at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. The adequacy of the allowance for loan losses is analyzed quarterly. Management has the responsibility for performing a comprehensive review of the allowance for

loan losses and reviewing the results of the analysis with the Credit Policy and Executive Committee of the Board each quarterly reporting period. The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the ALLL at a sufficient level reflecting management's estimate of probable incurred losses in the loan portfolio. Analytical models based on loss experience subject to adjustment to reflect current events, trends, and conditions (including economic considerations and trends) are used by management to determine the amount of provision to be recognized and to assess the adequacy of the loan loss allowance. The nature of the process by which FHN determines the appropriate ALLL requires the exercise of considerable judgment. See Critical Accounting Policies for more detail. After review of all relevant factors, management believes the allowance for loan losses is adequate and reflects its best estimate of probable incurred losses as of December 31, 2009. The provision for loan losses decreased 19 percent to $880.0 million in 2009 from $1.1 billion in 2008. While FHN's exposure to the national portfolios (especially construction) has significantly declined since 2008, incremental deterioration was experienced in the other portfolios, including Income CRE and certain components of the C&I portfolio.

Table 19 summarizes, by category, loans charged-off, and recoveries of loans previously charged-off, net charge-off ratios, and additions to the ALLL through provision. The total allowance for loan losses increased to $896.9 million on December 31, 2009, from $849.2 million at December 31, 2008. The ratio of allowance for loan losses to loans, net of unearned income, was 4.95 percent on December 31, 2009, compared to 3.99 percent on December 31, 2008, and 1.55 percent on December 31, 2007. The increase in 2009 reflects a 6 percent increase in the ALLL (the numerator) combined with a 15 percent decline in period-end loans (the denominator).

Components of the Allowance for Loan Losses

The ALLL includes the following components: reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans, both determined in accordance with the ASC Topic related to Contingencies (ASC 450-20-50). The reserve factors applied to these pools are an estimate of probable incurred losses based on management's evaluation of historical net losses from loans with similar characteristics. Also included are reserves, determined in accordance with the Receivables Topic (ASC 310-10-45), for loans determined by management to be individually impaired.

To assess the quality of individual commercial loans, commercial loans are internally assigned a credit grade based on a system that assigns credit grades ranging from 1 to 16. This credit grading system is intended to identify and measure the credit quality of the loan portfolio by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. The appropriate relationship manager performs the process of categorizing commercial loans into the appropriate credit grades, initially as a component of the approval of the loan, and subsequently throughout the life of the loan as part of our servicing regimen. The proper loan grade for larger exposures is confirmed by a senior credit officer in the approval process. To determine the most appropriate credit grade for each loan, FHN utilizes a credit risk grading system that employs scorecards for particular categories of loans. The scorecards consist of a number of objective and subjective measures that are weighted in a manner that produces a rank ordering of risk within pass-graded credits. Loan grades are frequently reviewed by Credit Risk Assurance to determine if the above process continues to result in accurate loan grading across the portfolio.

During 2009, management developed and utilized an Average Loss Rate Model (ALR) to establish commercial portfolio reserve rates. ALR is a grade migration-based approach that allows for robust segmentation and dynamic time period consideration. In comparison with the prior commercial reserve rate process, ALR is more sensitive to current portfolio conditions and provides management with additional detailed analysis into historical portfolio net loss experience. Consistent with the preceding approach, these reserve rates are then subject to management adjustment to reflect current events, trends and conditions (including economic considerations and trends) that affect the asset quality of the commercial loan portfolio. While the change to the ALR model improves visibility into the impact of current portfolio conditions, the results of the model change, after consideration of management adjustments employed in both processes, were immaterial.

The ALLL for smaller-balance homogenous loans (retail loans) is determined based on pools of similar loan types that have similar credit risk characteristics, which is consistent with industry practice. FHN manages retail loan

credit risk on a portfolio basis. Reserves by portfolio are determined using analytical models that incorporate various factors including, but not limited to, historical delinquency trends, experienced loss frequencies, and experienced loss severities. Generally, reserves for retail loans reflect inherent losses in the portfolio that are expected to be recognized over the following twelve months.

FHN employs a dual-grade commercial risk grading methodology to assign a probability of default ("PD") estimate and loss given default. The methodology utilizes multiple scorecards that have been developed using a combination of objective and subjective factors specific to various portfolios segments that result in a rank ordering of risk and the assignment of grades PD 1 to PD 16. Each grade corresponds to an estimated one-year default probability percentage; a PD 1 has the lowest expected default probability, and probabilities increase as grades progress down the scale. PD 1 through PD 11 are "pass" grades. PD 12 is referred to as the "pass-watch" grade and is assigned when a credit is judged to need additional attention. PD 13-16 corresponds to the regulatory-defined categories of special mention (13), substandard (14), doubtful (15), and loss (16). Table 17 gives a breakdown of the ALLL allocation by major loan types and commercial loan grades on December 31, 2009, compared with December 31, 2008.

Table 17 - Loans and Allowance for Loan Loss on December 31

	2009						2008		
(Dollars in millions)	C&I and Other	Income CRE	Residential CRE	**Total**	% of Total	Allowance for Loan Losses	Total	% of Total	Allowance for Loan Losses
Internal grades:									
1	$ 74	$ -	$ -	**$ 74**	-%	$ -	$ 135	-%	$ 1
2	36	4	-	**40**	-	-	10	-	-
3	73	8	-	**81**	-	1	161	1	1
4	207	13	-	**220**	1	1	306	1	3
5	412	31	1	**444**	2	4	549	3	6
6	494	77	-	**571**	3	5	748	4	8
7	1,063	114	4	**1,181**	7	14	1,175	6	12
8	1,211	213	13	**1,437**	8	24	1,476	7	16
9	734	178	6	**918**	5	20	1,209	6	13
10	463	61	2	**526**	3	12	765	4	9
11	536	149	10	**695**	4	26	1,131	5	21
12	314	97	8	**419**	2	27	439	2	15
13	834	271	45	**1,150**	7	102	1,466	6	96
14, 15, 16 (Classifieds)	596	388	315	**1,299**	8	225	1,052	5	179
	7,047	1,604	404	**9,055**	50	461	10,622	50	380
Individually impaired loans	104	170	235	**509**	3	21	474	2	12
Total commercial loans	$7,151	$1,774	$639	**$ 9,564**	53%	$482	$11,096	52%	$392
Consumer:									
Consumer real estate (Home Equity Installment and HELOC)*				**$ 6,931**	38%	$215	$ 7,749	36%	$182
OTC (Consumer Residential Construction Loans)				**229**	1	62	981	5	200
Permanent mortgage				**1,086**	6	124	1,127	5	54
Credit card and other				**314**	2	14	325	2	21
Total consumer loans				**8,560**	47	415	10,182	48	457
Total loans				**$18,124**	100%	$897	$21,278	100%	$849

Loans are expressed net of unearned income. All data is based on internal loan classifications.
* Includes real estate loans pledged against other collateralized borrowings.

Table 18 - Reserve Rates

	2009		2008		2007		2006		2005	
	ALLL/ Loans %	**Period End Loans % of Total**	ALLL/ Loans %	Period End Loans % of Total	ALLL/ Loans %	Period End Loans % of Total	ALLL/ Loans %	Period End Loans % of Total	ALLL/ Loans %	Period End Loans % of Total
Total commercial loans	**5.04%**	**53%**	3.53%	52%	2.00%	51%	1.43%	50%	1.36%	48%
Consumer real estate (Home Equity and HELOC) (a)	**3.10**	**38**	2.35	36	0.56	36	0.46	39	0.44	41
Permanent mortgage (a)	**11.41**	**6**	4.76	5	0.20	2	N/A	N/A	N/A	N/A
OTC (Consumer Residential Construction Loans)	**26.85**	**1**	20.44	5	2.99	9	0.34	9	0.21	9
Credit card and other	**4.45**	**2**	6.60	2	3.44	2	3.02	2	3.34	2

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Prior to 2007, permanent mortgage balances were included in consumer real estate.

The reserve rate for commercial loans increased to 5.04 percent in 2009 from 3.53 in percent in 2008 reflecting incremental deterioration primarily in the commercial real estate portfolio and also in bank-related and trust preferred loans. The ALLL to period-end loans for the consumer real estate portfolio increased to 3.10 percent from 2.35 percent during 2009 as a result of poor economic conditions, increased unemployment, and declining residential real estate collateral values. Permanent mortgage loans experienced both incremental deterioration and increased loss severities which resulted in an ALLL to loans ratio of 11.41 percent in 2009 compared to 4.76 percent during 2008. At December 31, 2009, the OTC portfolio had a reserve rate of 26.85 percent but only represented 1 percent of total loans as a significant amount of this portfolio has been reduced. This elevated reserve rate reflects a significant percentage of this portfolio that is nonperforming. The reserve rate for credit card and other loans, which represented only 2 percent of total loans in 2009, was 4.45 percent for 2009 compared to 6.60 percent for 2008.

Net Charge-offs

Net charge-offs increased to $832.3 million for the year ended December 31, 2009, an increase from $572.8 million in 2008 and $131.8 million in 2007. The ALLL was 1.08 times net charge-offs in 2009 compared with 1.48 times net charge-offs in 2008. The net charge-offs to average loans ratio increased from 2.64 percent to 4.25 percent in 2009 as net charge-offs increased and average loans decreased from the prior period. The increase in the level of net charge-offs from 2008 is attributable to higher loan losses experienced within all portfolios with 63 percent of the increase in losses occurring within the retail portfolios.

Commercial, financial, and industrial (C&I) net charge-offs were $121.7 million in 2009 compared to $101.1 million in 2008, as the weakening economy impacted commercial credits. Commercial real estate construction and real estate commercial net charge-offs increased to $266.7 million in 2009 from $191.1 million in 2008 as losses in the Income CRE portfolio emerged and Residential CRE portfolio continued. During 2009, a substantial amount of the commercial real estate charge-offs were related to homebuilder construction lending products that were originated through the national platform. The balances of these loans have significantly declined since 2008 and future loss exposure to these loans is expected to be reduced.

The retail real estate portfolios, which include home equity lines and installment loans (home equity and permanent mortgages) experienced deterioration and higher net charge-offs in 2009. Installment loans (including permanent mortgages) net charge-offs increased to $146.3 million in 2009 from $45.6 million in 2008 and HELOC net charge-offs increased to $124.5 million in 2009 from $77.4 million in 2008. Elevated unemployment and depressed collateral values are significant drivers in the increase in losses from 2008. Generally, HELOC and home equity installment loans originated through the Regional Bank performed better than those originated through the national platform. OTC net charge-offs increased slightly to $155.2 million in 2009 compared to $141.3 million as a large portion of this wind-down portfolio was worked through. Credit card receivables and all other consumer loans net charge-offs increased to $17.9 million in 2009 from $16.0 million in 2008 as the decline in the economy impacted consumers' financial condition.

While total charge-offs increased due to adverse economic conditions, FHN's methodology of charging down collateral dependent commercial loans to net realizable value ("NRV"), fair value less costs to sell, also impacted

charge-off trends, especially in comparison to applicable ALLL. Generally, classified nonaccrual loans over $1 million are deemed to be individually impaired in accordance with ASC 310-10-45 and are assessed for impairment measurement. The majority (79 percent) of these individually impaired loans are considered to be collateral dependent, and therefore, are immediately written down to NRV with the amount of the impairment charged-off instead of carrying reserves. Collateral values are monitored and further charge-offs are taken if it is determined that the collateral values have continued to decline.

Also impacting increased charge-offs related to individually impaired loans are the declines in collateral values experienced due to real estate market conditions. Therefore, charge-offs are not only higher due to the increased credit deterioration related to these loans, but also due to the increased rate at which loans are charged down to NRV because of declining collateral values. Net charge-offs related to collateral dependent individually impaired loans were $287.9 million, or 35 percent, of total net charge-offs during 2009. Because of the accelerated recognition of impairment of these loans, the elevated charge-offs decrease the ALLL. Compression occurs in the ALLL to net charge-offs ratio as the ALLL is generally not replenished for charge-offs related to individually impaired collateral dependent loans because reserves are not carried for these loans.

Additionally, OTC loans are generally written down to appraised value if, when the loan becomes 90 days past due or is considered substandard, recently obtained appraisals indicate a decline in fair value. Subsequent charge-downs are taken thereafter in accordance with regulatory guidelines. In 2009, net charge-offs related to OTC loans were $155.2 million, approximately 19 percent of total net charge-offs.

Asset quality is expected to remain stressed in 2010 due to the expectation that economic conditions will not improve meaningfully. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of this MD&A discussion.

Table 19 - Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	**2009**	2008	2007	2006	2005	2004
Allowance for loan losses:						
Beginning balance	**$ 849,210**	$ 342,341	$ 216,285	$ 189,705	$ 158,159	$ 160,333
Provision for loan losses	**880,000**	1,080,000	272,765	83,129	67,678	48,348
Loans transferred to held for sale	**-**	-	2,655	-	-	(8,382)
Acquisitions/(divestitures), net	**-**	(370)	(17,598)	(1,470)	1,386	-
Charge-offs:						
Commercial:						
Commercial, financial, and industrial	**129,283**	105,626	42,639	28,095	12,789	11,925
Real estate commercial	**66,776**	22,518	2,504	2,070	498	2,690
Real estate construction	**210,685**	170,995	26,272	115	2,805	779
Retail:						
Real estate residential	**287,857**	131,015	37,345	23,405	18,744	21,271
Real estate construction	**161,730**	143,541	23,806	1,962	374	-
Other retail	**8,605**	8,991	7,490	6,753	6,101	7,094
Credit card receivables	**12,025**	9,742	6,851	6,226	10,839	12,870
Total charge-offs	**876,961**	592,428	146,907	68,626	52,150	56,629
Recoveries:						
Commercial:						
Commercial, financial, and industrial	**7,594**	4,495	7,169	4,725	3,328	3,473
Real estate commercial	**2,717**	81	223	296	1,173	51
Real estate construction	**8,073**	2,305	2	-	-	10
Retail:						
Real estate residential	**17,041**	7,815	4,256	4,307	5,300	4,517
Real estate construction	**6,529**	2,253	280	-	-	-
Other retail	**2,202**	2,309	2,458	3,090	3,697	4,211
Credit card receivables	**509**	409	753	1,129	1,134	2,227
Total recoveries	**44,665**	19,667	15,141	13,547	14,632	14,489
Net charge-offs	**832,296**	572,761	131,766	55,079	37,518	42,140
Ending balance	**$ 896,914**	$ 849,210	$ 342,341	$ 216,285	$ 189,705	$ 158,159
Reserve for off-balance sheet commitments	**$ 19,685**	$ 18,752	$ 10,726	$ 9,378	$ 10,650	$ 7,904
Total of allowance for loan losses and reserve for off-balance sheet commitments	**$ 916,599**	$ 867,962	$ 353,067	$ 225,663	$ 200,355	$ 166,063
Loans and commitments:						
Period end loans, net of unearned	**$18,123,884**	$21,278,190	$22,103,516	$22,104,905	$20,611,998	$16,441,928
Insured retail residential and construction loans (a)	**365,602**	591,116	913,164	729,842	826,904	665,909
Loans excluding insured loans	**$17,758,282**	$20,687,074	$21,190,352	$21,375,063	$19,785,094	$15,776,019
Off-balance sheet commitments (b)	**$ 5,452,625**	$ 6,441,854	$ 6,929,299	$ 7,587,028	$ 9,090,618	$ 6,226,245
Average loans, net of unearned	**$19,579,267**	$21,660,704	$22,106,682	$21,504,175	$18,334,684	$15,440,501
Allowance and net charge off ratios (c):						
Allowance to total loans	**4.95%**	3.99%	1.55%	.98%	.92%	.96%
Allowance to total loans excluding insured loans	**5.05**	4.11	1.62	1.01	.96	1.00
Allowance to net charge-offs	**1.08x**	1.48x	2.60 x	3.93x	5.06x	3.75x
Total commercial net charge-offs	**3.80%**	2.63%	.57%	.24%	.13%	.18%
Retail real estate net charge-offs	**4.71**	2.58	.54	.20	.15	.20
Other retail net charge-offs	**4.95**	4.81	3.37	2.26	1.46	1.55
Credit card receivables net charge-offs	**6.18**	4.83	3.11	2.43	4.03	4.25
Net charge-offs to average loans	**4.25**	2.64	.60	.26	.20	.27

(a) Whole-loan insurance is obtained on certain retail residential and construction loans. Insuring these loans absorbs credit risk and results in lower allowance for loan losses.
(b) Amount of off-balance sheet commitments for which a reserve has been provided. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for further details on off-balance sheet commitments.
(c) Loans net of unearned income. Net charge-off ratios are calculated based on average loans. Table 9 provides information on the relative size of each loan portfolio.

Nonperforming Assets

Nonperforming loans ("NPLs") consist of impaired, other nonaccrual, and restructured loans. These, along with foreclosed real estate (excluding foreclosed real estate from GNMA loans), represent nonperforming assets ("NPAs"). Impaired loans are those loans for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected and for which recognition of interest income has been discontinued. Other nonaccrual loans are residential and other retail loans on which recognition of interest income has been discontinued. Foreclosed assets are recognized at fair value less estimated costs of disposal at foreclosure.

Nonperforming assets decreased to $1.1 billion on December 31, 2009, from $1.2 billion on December 31, 2008. The nonperforming assets ratio (nonperforming assets to period-end loans and foreclosed real estate) increased to 5.56 percent in 2009 from 5.38 percent in 2008 due to decreased loan balances. Nonperforming loans in the loan portfolio were $.9 billion on December 31, 2009, compared to $1.0 billion on December 31, 2008. Nonperforming OTC loans decreased $232.2 million to $189.8 million on December 31, 2009, from $422.0 million on December 31, 2008. Nonperforming homebuilder/condominium construction ("Res CRE") loans decreased to $274.7 million on December 31, 2009, from $395.7 million on December 31, 2008. The decline in both portfolios is a result of efforts to reduce overall portfolio size and exposure to these credits.

While NPLs from the construction portfolios declined from 2008, all other portfolios reflected higher nonperforming loans when compared to 2008. Nonperforming loans within the Income CRE portfolio increased $83.7 million to $183.6 million as market conditions have impacted performance. C&I nonperforming loans increased approximately $55.3 million to $135.5 million in 2009 with a majority of the increase attributable to deterioration of bank-related and trust preferred loans. Nonperforming Permanent Mortgage loans increased 133 percent to $97.9 million. A substantial portion of these loans are mortgages that converted from OTC construction loans upon completion or jumbo product. Nonperforming home equity loans were $17.9 million and represent a small percentage of all nonperforming loans. The nonperforming held for sale loans, which were $38.3 million on December 31, 2009, are written down to lower of cost or market.

Despite a decline in nonperforming loans, the ratio of NPLs in the loan portfolio to total loans and also NPAs to total loans and foreclosed real estate increased from 2008. This increase is attributable to the continued wind-down of the national construction portfolios within the National Specialty Lending segment which resulted in a significant decline in the size of these portfolios from 2008. The ratio of ALLL to NPLs in the loan portfolio increased to 1.00 times in 2009 compared to .81 times in 2008. Although this ratio increased from 2008, this ratio continues to be depressed due to FHN's methodology of charging down individually impaired collateral dependent loans. The individually impaired loans that do not carry reserves were $402.0 million on December 31, 2009. Charged-down individually impaired loans represent 45 percent of nonperforming loans in the loan portfolio as of December 31, 2009. This compresses the ALLL to nonperforming loans ratio because individually impaired loans are included in nonperforming loans, but reserves for these loans are not carried in the ALLL as the impairment has been charged off. On December 31, 2009, Residential CRE loans were $235.8 million, or 46 percent, of all individually impaired loans while the remainder is included in the C&I and Income CRE portfolios. Additionally, charged-down OTC loans are included in nonperforming loans. As of December 31, 2009, OTC loans accounted for 21 percent of nonperforming loans in the loan portfolio. The ALLL related to OTC loans was $61.6 million which provides a coverage ratio of 27 percent for inherent losses in the remainder of that portfolio. Nonperforming loans in the loan portfolio for which reserves are actually carried were approximately $374.5 million as of December 31, 2009.

While nonperforming asset levels are expected to decrease in 2010, the NPA and NPL ratios could remain elevated throughout the current economic downturn as total loan balances are expected to remain at current levels or slightly decline.

Table 20 gives additional information related to changes in nonperforming assets for 2007 through 2009 and nonperforming assets by segment. Information regarding nonperforming assets and past-due loans is presented in Table 21.

Table 20 - Nonperforming Assets

Change in Nonperforming Assets

(Dollars in thousands)	**2009**	2008	2007
Beginning balance	**$1,157,957**	$ 392,427	$139,028
Additional nonperforming assets	**1,191,269**	1,677,830	442,524
Payments, sales, and other dispositions	**(687,617)**	(524,684)	(95,864)
Charge-offs	**(610,216)**	(387,616)	(93,261)
Ending balance	**$1,051,393**	$1,157,957	$392,427

Nonperforming Assets by Segment

	2009	2008	2007
Regional Banking:			
Nonperforming loans	**$ 220,305**	$ 163,933	$ 30,608
Foreclosed real estate	**25,239**	31,665	35,026
Total Regional Banking	**245,544**	195,598	65,634
Capital Markets:			
Nonperforming loans	**88,627**	27,339	8,970
Foreclosed real estate	**5,231**	600	810
Total Capital Markets	**93,858**	27,939	9,780
National Specialty Lending:			
Nonperforming loans	**513,302**	834,042	243,711
Foreclosed real estate	**67,934**	52,725	34,120
Total National Specialty Lending	**581,236**	886,767	277,831
Mortgage Banking:			
Nonperforming loans – including held for sale (a)	**115,450**	28,335	23,797
Foreclosed real estate	**15,305**	19,318	15,385
Total Mortgage Banking	**130,755**	47,653	39,182
Total nonperforming loans	**$ 937,684**	1,053,649	307,086
Total foreclosed real estate & other assets	**113,709**	104,308	85,341
Total nonperforming assets (b)	**$1,051,393**	$1,157,957	$392,427

(a) Includes $77.2 million of loans held to maturity as of December 31, 2009.
(b) Total individually impaired loans included in nonperforming loans were $509.1 million, $474.1 million, and $126.6 million for the years 2009, 2008, and 2007, respectively.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but which have not yet been put on nonaccrual status. Loans in the portfolio 90 days or more past due increased to $137.8 million on December 31, 2009, compared to $85.3 million on December 31, 2008, with a ratio of past due loans in the loan portfolio to total loans of .76 percent on December 31, 2009, compared to .40 percent on December 31, 2008. This increase is primarily due to the severe housing market and declining general economic conditions and its impact on both commercial and retail real estate portfolios. Loans 30 to 89 days past due decreased $69.7 million to $291.0 million while the ratio of portfolio loans 30 to 89 days past due to total loans decreased to 1.61 percent on December 31, 2009, compared to 1.70 percent on December 31, 2008. Additional historical past due loan information can be found in Table 22.

Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency for loans classified substandard. Potential problem assets in the loan portfolio, which includes loans past due 90 days or more but excludes nonperforming assets, increased to $1.4 billion, or 8 percent of total loans, on December 31, 2009, from $1.2 billion, or 6 percent of total loans, on December 31, 2008. The current expectation of losses from potential problem assets has been included in management's analysis for assessing the adequacy of the allowance for loan losses.

On December 31, 2009 and 2008, FHN had $72.8 million and $23.8 million, respectively, of loans that have been restructured in accordance with regulatory guidelines. A majority of these modified loans are within the consumer portfolio.

Table 21 - Nonperforming Assets and Delinquencies on December 31

(Dollars in thousands)	**2009**	2008	2007	2006	2005	2004
Total nonperforming loans (a)	**$ 937,684**	$ 1,053,649	$ 307,086	$ 93,631	$ 52,259	$ 49,560
Total foreclosed real estate & other assets (b)	**113,709**	104,308	85,341	45,397	27,410	27,778
Total nonperforming assets	**$ 1,051,393**	$ 1,157,957	$ 392,427	$ 139,028	$ 79,669	$ 77,338
Total loans, net of unearned income	**$18,123,884**	$21,278,190	$22,103,516	$22,104,905	$20,611,998	$16,441,928
Insured loans	**365,602**	591,116	913,164	729,842	826,904	665,909
Loans excluding insured loans	**$17,758,282**	$20,687,074	$21,190,352	$21,375,063	$19,785,094	$15,776,019
Foreclosed real estate from GNMA loans (c)	**$ 11,481**	$ 21,230	$ 18,642	$ 18,121	$ -	$ -
Potential problem assets (d)	**1,382,698**	1,180,942	222,471	161,727	187,208	98,926
Loans 30 to 89 days past due	**291,022**	360,735	287,949	131,211	97,980	69,593
Loans 30 to 89 days past due – guaranteed portion (e)	**76**	94	92	161	1,021	873
Loans 90 days past due	**137,823**	85,364	56,755	35,248	37,067	33,343
Loans 90 days past due – guaranteed portion (e)	**239**	228	178	242	5,348	5,561
Loans held for sale 30 to 89 days past due	**35,047**	45,307	57,317	31,264	45,788	56,379
Loans held for sale 30 to 89 days past due – guaranteed portion (e)	**35,047**	45,296	57,317	24,586	30,868	43,542
Loans held for sale 90 days past due	**44,520**	47,704	194,754	131,944	176,591	180,617
Loans held for sale 90 days past due – guaranteed portion (e)	**40,013**	42,250	190,721	128,627	173,357	179,792
Ratios:						
Allowance to nonperforming loans in the loan portfolio	**1.00x**	0.81x	1.21x	2.61x	4.65x	3.85x
NPL % (f)	**4.96%**	4.91%	1.28%	0.37%	0.25%	0.30%
NPA % (g)	**5.56%**	5.38%	1.59%	0.54%	0.29%	0.37%

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) 2009 includes $38.3 million of loans held for sale.

(b) Excludes foreclosed assets acquired through GNMA's repurchase program.

(c) Prior to 2006, properties acquired by foreclosure through GNMA's repurchase program were classified as receivables in "Other Assets" on the Consolidated Statements of Condition.

(d) Includes past due loans.

(e) Guaranteed loans include FHA, VA, student, and GNMA loans repurchased through the GNMA repurchase program.

(f) Nonperforming loans in the loan portfolio to total period end loans.

(g) Nonperforming assets related to the loan portfolio to total loans plus foreclosed real estate and other assets.

The following table provides additional asset quality data by loan portfolio:

Table 22 - Asset Quality by Portfolio

	2009	2008
Commercial (C&I & Other)		
Period-end loans ($ millions)	**$7,150**	$7,820
30+ Delinq. % (a)	**.96%**	.52%
NPL %	**1.89**	1.03
Charge-offs %	**1.72**	1.36
Allowance / Loans %	**3.87%**	2.45%
Allowance / Charge-offs	**2.27x**	1.92x
Income CRE (Income-producing Commercial Real Estate)		
Period-end loans ($ millions)	**$1,774**	$1,988
30+ Delinq. % (a)	**3.13%**	2.42%
NPL %	**10.35**	5.02
Charge-offs %	**4.88**	1.43
Allowance / Loans %	**8.67%**	4.71%
Allowance / Charge-offs	**1.68x**	3.26x
Residential CRE (Homebuilder and Condominium Construction)		
Period-end loans ($ millions)	**$ 640**	$1,288
30+ Delinq. % (a)	**3.71%**	3.74%
NPL %	**42.94**	30.71
Charge-offs %	**18.02**	9.57
Allowance / Loans %	**8.12%**	8.25%
Allowance / Charge-offs	**.30x**	.65x
Consumer Real Estate (Home Equity Installment and HELOC)		
Period-end loans ($ millions)	**$6,931**	$7,749
30+ Delinq. % (a)	**2.31%**	1.97%
NPL %	**.26**	.07
Charge-offs %	**2.82**	1.48
Allowance / Loans %	**3.10%**	2.35%
Allowance / Charge-offs	**1.03x**	1.55x
Permanent Mortgage		
Period-end loans ($ millions)	**$1,086**	$1,127
30+ Delinq. % (a)	**8.49%**	6.94%
NPL %	**9.02**	3.73
Charge-offs %	**5.80**	.74
Allowance / Loans %	**11.41%**	4.76%
Allowance / Charge-offs	**1.99x**	8.60x
OTC (Consumer Residential Construction Loans)		
Period-end loans ($ millions)	**$ 229**	$ 981
30+ Delinq. % (a)	**9.87%**	4.43%
NPL %	**82.73**	43.03
Charge-offs %	**27.07**	9.41
Allowance / Loans %	**26.85%**	20.44%
Allowance / Charge-offs	**.40x**	1.42x
Credit Card and Other		
Period-end loans ($ millions)	**$ 314**	$ 325
30+ Delinq. % (a)	**2.06%**	2.57%
Charge-offs %	**5.68**	4.82
Allowance / Loans %	**4.45%**	6.60%
Allowance / Charge-offs	**.78x**	1.34x

Certain previously reported amounts have been reclassified to agree with current presentation.
Loans are expressed net of unearned income. All data is based on internal loan classification.
(a) 30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

CRITICAL ACCOUNTING POLICIES

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

FHN's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. The Consolidated Financial Statements of FHN are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if (a) the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and (b) different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, that would have a material impact on the presentation of FHN's financial condition, changes in financial condition or results of operations.

It is management's practice to discuss critical accounting policies with the Board of Directors' Audit Committee including the development, selection, and disclosure of the critical accounting estimates. Management believes the following critical accounting policies are both important to the portrayal of the company's financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available as of the date of the financial statements.

Due to the sale of certain mortgage banking operations in 2008 and FHN's strategic decision to focus on the Regional Bank and Capital Markets, certain related mortgage banking activities and associated balances have significantly declined. As a result, FHN no longer views estimates used to determine the fair value of the mortgage pipeline, interest rate lock commitments, and certain retained interests (reported in trading securities) from securitizations as a critical accounting estimate.

ALLOWANCE FOR LOAN LOSSES

Management's policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectibility of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the ALLL is a "critical accounting estimate" because: changes in it can materially affect the provision for loan losses and net income, it requires management to predict borrowers' likelihood or capacity to repay, and it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The ALLL is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. Principal loan amounts are charged off against the ALLL in the period in which the loan or any portion of the loan is deemed to be uncollectible. This critical accounting estimate applies to all of FHN's business line segments. A management committee comprised of representatives from Risk Management, Accounting, and Credit performs a quarterly review of the assumptions used and FHN's ALLL analytical models, qualitative assessments of the loan portfolio, and determines if qualitative adjustments should be recommended to the modeled results. On a quarterly basis, management reviews the level of the ALLL with the Credit Policy and Executive Committee of FHN's board of directors.

FHN's methodology for estimating the ALLL is not only critical to the accounting estimate, but to the credit risk management function as well. Key components of the estimation process are as follows: (1) commercial loans determined by management to be individually impaired loans are evaluated individually and specific reserves are determined based on the difference between the outstanding loan amount and the estimated net realizable value of the collateral (if collateral dependent) or the present value of expected future cash flows; (2) individual commercial loans not considered to be individually impaired are segmented based on similar credit risk characteristics and evaluated on a pool basis; (3) reserve rates for the commercial segment are calculated based on historical net charge-offs and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); (4) management's estimate of probable incurred losses reflects the reserve rate applied against the balance of loans in the commercial segment of the loan portfolio; (5) retail loans

are segmented based on loan type; (6) reserve amounts for each retail portfolio segment are calculated using analytical models based on net loss experience and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); and (7) the reserve amount for each retail portfolio segment reflects management's estimate of probable incurred losses in the retail segment of the loan portfolio.

During 2009, management developed and utilized an Average Loss Rate Model (ALR) for establishment of commercial portfolio reserve rates. ALR is a grade migration based approach that allows for robust segmentation and dynamic time period consideration. In comparison with the prior commercial reserve rate establishment, ALR is more sensitive to current portfolio conditions and provides management with additional detailed analysis into historical portfolio net loss experience. Consistent with the preceding approach, these reserve rates are then subject to management adjustment to reflect current events, trends and conditions (including economic considerations and trends) that affect the asset quality of the commercial loan portfolio.

For commercial loans, reserves are established using historical net loss factors by grade level, loan product, and business segment. Relationship managers risk rate each loan using grades that reflect both the probability of default and estimated loss severity in the event of default. Portfolio reviews are conducted to provide independent oversight of risk grading decisions for larger credits. Loans with emerging weaknesses receive increased oversight through our "Watch List" process. For new "Watch List" loans, senior credit management reviews risk grade appropriateness and action plans. After initial identification, relationship managers prepare regular updates for review and discussion by more senior business line and credit officers. This oversight is intended to bring consistent grading and allow timely identification of loans that need to be further downgraded or placed on nonaccrual status. When a loan becomes classified, the asset generally transfers to the specialists in our Loan Rehab and Recovery group where the accounts receive more detailed monitoring; at this time, new appraisals are typically ordered for real estate collateral dependent credits. Typically, loans are placed on nonaccrual if it becomes evident that full collection of principal and interest is at risk or if the loans become 90 days or more past due.

Generally, classified commercial nonaccrual loans over $1 million are deemed to be individually impaired and are assessed for impairment measurement. For impaired assets viewed as collateral dependent, fair value estimates are obtained from a recently received and reviewed appraisal. Appraised values are adjusted down for costs associated with asset disposal and for the estimates of any further deterioration in values since the most recent appraisal. Upon the determination of impairment, FHN charges off the full difference between book value and our best estimate of the asset's net realizable value. As of December 31, 2009, the total amount of individually impaired commercial loans is $509.1 million; $402.0 million of these loans are carried at the fair value of collateral less estimated costs to sale and do not carry reserves.

For OTC real estate construction loans, reserve levels are established based on portfolio modeling and regular portfolio reviews. OTC loans that reach 90 days past due are placed on nonaccrual. A new appraisal is ordered for loans that reach 90 days past due or are classified as substandard during the regular portfolio review. Loans are initially written down to current appraised value. Periodically, loans are assessed for further charge down.

For home equity loans and lines, reserve levels are established through the use of segmented roll-rate models. Loans are classified as substandard at 90 days delinquent. Our collateral position is assessed prior to the asset becoming 180 days delinquent. If the value does not support foreclosure, balances are charged-off and other avenues of recovery are pursued. If the value supports foreclosure, the loan is charged-down to net realizable value and is placed on nonaccrual status. When collateral is taken to OREO, the asset is assessed for further write-down relative to appraised value.

FHN believes that the critical assumptions underlying the accounting estimate made by management include: (1) the commercial loan portfolio has been properly risk graded based on information about borrowers in specific industries and specific issues with respect to single borrowers; (2) borrower specific information made available to FHN is current and accurate; (3) the loan portfolio has been segmented properly and individual loans have similar credit risk characteristics and will behave similarly; (4) known significant loss events that have occurred were considered by management at the time of assessing the adequacy of the ALLL; (5) the adjustments for economic conditions utilized in the allowance for loan losses estimate are used as a measure of actual incurred losses; (6) the period of history used for historical loss factors is indicative of the current environment; and (7) the reserve

rates, as well as other adjustments estimated by management for current events, trends, and conditions, utilized in the process reflect an estimate of losses that have been incurred as of the date of the financial statements.

While management uses the best information available to establish the ALLL, future adjustments to the ALLL and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

MORTGAGE SERVICING RIGHTS AND OTHER RELATED RETAINED INTERESTS

When FHN sold mortgage loans in the secondary market to investors, it generally retained the right to service the loans sold in exchange for a servicing fee that is collected over the life of the loan as the payments are received from the borrower. An amount was capitalized as MSR on the Consolidated Statements of Condition at current fair value. The changes in fair value of MSR are included as a component of Mortgage Banking—Noninterest Income on the Consolidated Statements of Income.

MSR Estimated Fair Value

FHN has elected fair value accounting for all classes of mortgage servicing rights. The fair value of MSR typically rises as market interest rates increase and declines as market interest rates decrease; however, the extent to which this occurs depends in part on (1) the magnitude of changes in market interest rates and (2) the differential between the then current market interest rates for mortgage loans and the mortgage interest rates included in the mortgage-servicing portfolio.

Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR, such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type, and other factors. FHN uses assumptions in the model that it believes are comparable to those used by other participants in the mortgage banking business and reviews estimated fair values and assumptions with third-party brokers and other service providers on a quarterly basis. FHN also compares its estimates of fair value and assumptions to recent market activity and against its own experience.

Estimating the cash flow components of net servicing income from the loan and the resultant fair value of the MSR requires FHN to make several critical assumptions based upon current market and loan production data.

Prepayment Speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized MSR. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, FHN utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates, and other factors. For purposes of model valuation, estimates are made for each product type within the MSR portfolio on a monthly basis.

Table 23 - Mortgage Banking Prepayment Assumptions

	2009	2008	2007
Prepayment speeds			
Actual	**21.1%**	13.1%	15.4%
Estimated*	**33.2**	25.3	15.2

* Estimated prepayment speeds represent monthly average prepayment speed estimates for each of the years presented.

Discount Rate: Represents the rate at which expected cash flows are discounted to arrive at the net present value of servicing income. Discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in MSR.
Cost to Service: Expected costs to service are estimated based upon the incremental costs that a market participant would use in evaluating the potential acquisition of MSR.
Float Income: Estimated float income is driven by expected float balances (principal, interest and escrow payments that are held pending remittance to the investor or other third party) and current market interest rates, including the thirty-day London Inter-Bank Offered Rate (LIBOR) and five-year swap interest rates, which are updated on a monthly basis for purposes of estimating the fair value of MSR.
FHN engages in a process referred to as "price discovery" on a quarterly basis to assess the reasonableness of the estimated fair value of MSR. Price discovery is conducted through a process of obtaining the following information: (a) quarterly informal (and an annual formal) valuation of the servicing portfolio by prominent independent mortgage-servicing brokers and (b) a collection of surveys and benchmarking data made available by independent third parties that include peer participants in the mortgage banking business. Although there is no single source of market information that can be relied upon to assess the fair value of MSR, FHN reviews all information obtained during price discovery to determine whether the estimated fair value of MSR is reasonable when compared to market information. On December 31, 2009 and 2008, FHN determined that its MSR valuations and assumptions were reasonable based on the price discovery process.
The MSR Hedging Committee reviews the overall assessment of the estimated fair value of MSR monthly and is responsible for approving the critical assumptions used by management to determine the estimated fair value of FHN's MSR. In addition, this committee reviews the source of significant changes to the MSR carrying value each quarter and is responsible for current hedges and approving hedging strategies.

Hedging the Fair Value of MSR
FHN enters into financial agreements to hedge MSR in order to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. Specifically, FHN enters into interest rate contracts (including swaps, swaptions, and mortgage forward purchase contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR are hedged. The hedges are economic hedges only, and are terminated and reestablished as needed to respond to changes in market conditions. Changes in the value of the hedges are recognized as a component of net servicing income in mortgage banking noninterest income. Successful economic hedging will help minimize earnings volatility that may result from carrying MSR at fair value. Subsequent to the sale of certain mortgage banking operations in 2008, FHN determines the fair value of the derivatives used to hedge MSR (and excess interests as discussed below) using quoted prices for identical instruments in valuing forwards and using inputs observed in active markets for similar instruments with typical inputs including the LIBOR curve, option volatility and option skew in valuing swaps and swaptions. Prior to the sale, fair values of these derivatives were obtained through proprietary pricing models which were compared to market value quotes received from third party broker-dealers in the derivative markets.

In conjunction with the repositioning of its mortgage banking operations, FHN no longer retains servicing on the loans it sells. In prior periods, FHN generally experienced increased loan origination and production in periods of low interest rates which resulted in the capitalization of new MSR associated with new production. This provided for a "natural hedge" in the mortgage banking business cycle. New production and origination did not prevent FHN from recognizing losses due to reduction in carrying value of existing servicing rights as a result of prepayments; rather, the new production volume resulted in loan origination fees and the capitalization of MSR as a component of realized gains related to the sale of such loans in the secondary market, thus the natural hedge, which tended to offset a portion of the reduction in MSR carrying value during a period of low interest rates. In a period of increased borrower prepayments, these losses could have been significantly offset by a strong replenishment rate and strong net margins on new loan originations. To the extent that First Horizon Home Loans

was unable to maintain a strong replenishment rate, or in the event that the net margin on new loan originations declined from historical experience, the value of the natural hedge might have diminished, thereby significantly impacting the results of operations in a period of increased borrower prepayments.

FHN does not specifically hedge the change in fair value of MSR attributed to other risks, including unanticipated prepayments (representing the difference between actual prepayment experience and estimated prepayments derived from the model, as described above), discount rates, cost to service, and other factors. To the extent that these other factors result in changes to the fair value of MSR, FHN experiences volatility in current earnings due to the fact that these risks are not currently hedged.

Excess Interest (Interest-Only Strips) Fair Value – Residential Mortgage Loans

In certain cases, when FHN sold mortgage loans in the secondary market, it retained an interest in the mortgage loans sold primarily through excess interest. These financial assets represent rights to receive earnings from serviced assets that exceed contractually specified servicing fees and are legally separable from the base servicing rights. Consistent with MSR, the fair value of excess interest typically rises as market interest rates increase and declines as market interest rates decrease. Additionally, similar to MSR, the market for excess interest is limited, and the precise terms of transactions involving excess interest are typically not readily available. Accordingly, FHN relies primarily on a discounted cash flow model to estimate the fair value of its excess interest.

Estimating the cash flow components and the resultant fair value of the excess interest requires FHN to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by FHN to estimate the fair value of excess interest include prepayment speeds and discount rates, as discussed above. FHN's excess interest is included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of mortgage banking income on the Consolidated Statements of Income.

Hedging the Fair Value of Excess Interest

FHN utilizes derivatives (including swaps, swaptions, and mortgage forward sales contracts) that change in value inversely to the movement of interest rates to protect the value of its excess interest as an economic hedge. Realized and unrealized gains and losses associated with the change in fair value of derivatives used in the economic hedge of excess interest are included in current earnings in mortgage banking noninterest income as a component of servicing income. Excess interest is included in trading securities with changes in fair value recognized currently in earnings in mortgage banking noninterest income as a component of servicing income.

The extent to which the change in fair value of excess interest is offset by the change in fair value of the derivatives used to hedge this asset depends primarily on the hedge coverage ratio maintained by FHN. Also, as noted above, to the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments, which could significantly impact FHN's ability to effectively hedge certain components of the change in fair value of excess interest and could result in significant earnings volatility.

MORTGAGE WAREHOUSE

FHN retained the mortgage warehouse subsequent to the 2008 sale of certain mortgage banking operations. While the mortgage warehouse has significantly declined since the sale when compared with prior periods, it was $332.0 million on December 31, 2009. The fair value of the remaining mortgage warehouse is considered a critical accounting estimate as the fair value is affected by changes in interest rates, but also by changes in borrower's credit, and changes in profit margins required by investors for perceived risks (i.e., liquidity). FHN does not hedge against credit and liquidity risk in the warehouse.

On January 1, 2008, FHN adopted FASB Accounting Standards Codification for Financial Instruments (ASC 825-10) regarding the fair value election for financial instruments. Prior to adoption of ASC 825-10, all warehouse loans were carried at the lower of cost or market, where carrying value was adjusted for successful hedging under

applicable accounting requirements (ASC 815-10) and the comparison of carrying value to market was performed for aggregate loan pools. Upon adoption of ASC 825-10, FHN elected to prospectively account for substantially all of its mortgage loan warehouse products at fair value upon origination and correspondingly discontinued the application of ASC 815-10 hedging relationships for these new originations.

In conjunction with the adoption of a revision to ASC 820-10, in first quarter 2009 FHN revised its methodology for determining the fair value of certain loans within its mortgage warehouse. FHN now determines the fair value of the applicable loans using a discounted cash flow model using observable inputs, including current mortgage rates for similar products, with adjustments for differences in loan characteristics reflected in the model's discount rates. Upon implementation, this change in methodology had a minimal effect on the valuation of the applicable loans. For all other loans held in the warehouse (and in prior periods for the loans converted to the discounted cash flow methodology), the fair value of loans whose principal market is the securitization market is based on recent security trade prices for similar product with a similar delivery date, with necessary pricing adjustments to convert the security price to a loan price. Loans whose principal market is the whole loan market are priced based on recent observable whole loan trade prices or published third party bid prices for similar product, with necessary pricing adjustments to reflect differences in loan characteristics. Typical adjustments to security prices for whole loan prices include adding the value of MSR to the security price or to the whole loan price if the price is servicing retained, adjusting for interest in excess of (or less than) the required coupon or note rate, adjustments to reflect differences in the characteristics of the loans being valued as compared to the collateral of the security or the loan characteristics in the benchmark whole loan trade, adding interest carry, reflecting the recourse obligation that will remain after sale, and adjusting for changes in market liquidity or interest rates if the benchmark security or loan price is not current. Additionally, loans that are delinquent or otherwise significantly aged are discounted to reflect the less marketable nature of these loans.

FORECLOSURE AND REPURCHASE RESERVES

Prior to 2009, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Sometimes the loans were sold with full or limited recourse, but much more often the loans were sold without recourse. For loans sold with recourse, FHN has indemnity and repurchase exposure if the loans default. For loans sold without recourse, FHN has repurchase exposure primarily for claims that FHN breached its representations and warranties made to the purchasers at the time of sale. From 2005 through 2008, FHN sold approximately $114 billion of such loans.

For loans sold without recourse, FHN has obligations to either repurchase the outstanding principal balance of a loan or make the purchaser whole for the economic benefits of a loan if it is determined that the loans sold were in violation of representations or warranties made by FHN at the time of sale. Such representations and warranties typically include those made regarding loans that had missing or insufficient file documentation and loans obtained through fraud by borrowers or other third parties such as appraisers. A majority of these loans were sold to government-sponsored agencies, primarily the Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). While loan delinquency or foreclosure is not the basis for FHN's obligations for breach of contract, delinquency or foreclosure increases the probability of agency/private purchaser review of the loans sold. Repurchased loans are recognized at fair value at the time of repurchase, which includes consideration of the credit status of the loans.

FHN has sold certain agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs due to issues associated with underwriting activities, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, FHA insurance, or VA guaranty. On December 31, 2009 and 2008, FHN had single-family residential loans with outstanding balances of $71.9 million and $80.9 million, respectively, that were sold, servicing retained, on a full recourse basis.

Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the Federal Housing Administration (FHA) and Veterans Administration (VA). FHN continues to absorb losses due to uncollected interest and foreclosure costs and/or limited risk of credit losses in the event of

foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and FHN may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure. On December 31, 2009 and 2008, the outstanding principal balance of loans sold with limited recourse arrangements where some portion of the principal is at risk and serviced by FHN was $3.3 billion and $3.5 billion, respectively. Additionally, on December 31, 2009 and 2008, $1.0 billion and $1.7 billion, respectively, of mortgage loans were outstanding which were sold under limited recourse arrangements where the risk is limited to interest and servicing advances.

FHN has evaluated its exposure under all of these obligations and accordingly, has reserved for losses of $105.7 million, $37.0 million, and $16.2 million as of December 31, 2009, 2008, and 2007, respectively. Reserves for FHN's estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition while expense related to this reserve is included within mortgage banking foreclosure and repurchase provision on the Consolidated Statements of Income. Table 24 provides a summary of reserves for foreclosure and repurchase losses for the periods ended December 31, 2009, 2008, and 2007. See Note 18 — Restrictions, Contingencies, and Other Disclosure and the "Off-balance sheet arrangements and other contractual obligations" section in this MD&A for additional information regarding FHN's repurchase and make-whole obligations.

Table 24 - Reserves for Foreclosure and Repurchase Losses

(Dollars in thousands)	**2009**	2008	2007
Beginning balance	**$ 36,956**	$ 16,160	$ 14,036
Provision for foreclosure losses	**125,113**	29,047	11,488
Transfers (a)	**41**	4,531	-
Charge-offs	**(57,508)**	(13,612)	(11,848)
Recoveries	**1,130**	830	2,484
Ending balance	**$105,732**	$ 36,956	$ 16,160

(a) Primarily represents reserves established against servicing advances for which the related MSR has been legally sold. Amounts are transferred to the foreclosure reserve when the advances are delivered to the buyer, but recourse to FHN remains.

GOODWILL AND ASSESSMENT OF IMPAIRMENT

FHN's policy is to assess goodwill for impairment at the reporting unit level on an annual basis or between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. FHN also allocates goodwill to the disposal of portions of reporting units in accordance with applicable accounting standards. FHN performs impairment analysis when these disposal actions indicate that an impairment of goodwill may exist. In third quarter 2009, FHN agreed to sell FTN Financial's institutional equity research group, FTN ECM. In conjunction with this agreement, FHN recognized a $14.3 million impairment of associated goodwill which is reflected in the discontinued operations, net of tax line on the Consolidated Statements of Income. During first quarter 2010, the contracted sale of FTN ECM failed to close, and FHN exited this business which will result in an additional goodwill impairment of $3.3 million. Additionally, in fourth quarter 2009, FHN recognized a $2.3 million goodwill impairment associated with the disposal of the remaining Atlanta insurance business that was excluded from the sale. Goodwill of $10.3 million was included in the calculation of loss on divestiture for the sales of the Atlanta insurance business and FERP.

Accounting standards require management to estimate the fair value of each reporting unit in assessing impairment at least annually. As such, FHN engages an independent valuation to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. An independent assessment was completed in 2009 and utilized three separate methodologies, applying a weighted average to each in order to determine fair value for each reporting unit. The valuation as of October 1, 2009 indicated no goodwill impairment in any of the reporting units. Other than the goodwill impairments previously disclosed, as of the measurement

date, the fair values of both Regional Banking and Capital Markets were substantially greater than their carrying values.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a "critical accounting estimate" because estimates and assumptions are made about FHN's future performance and cash flows, as well as other prevailing market factors (interest rates, economic trends, etc.). FHN's policy allows management to make the determination of fair value using appropriate valuation methodologies and inputs, including utilization of market observable data and internal cash flow models. Independent third parties may be engaged to assist in the valuation process. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the Regional Banking and Capital Markets business segments. The National Specialty Lending, Mortgage Banking, and Corporate segments have no associated goodwill. Reporting units have been defined as the same level as the operating business segments.

The impairment testing process conducted by FHN begins by assigning net assets and goodwill to each reporting unit. FHN then completes "step one" of the impairment test by comparing the fair value of each reporting unit (as determined based on the discussion below) with the recorded book value (or "carrying amount") of its net assets, with goodwill included in the computation of the carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered impaired, and "step two" of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, step two of the impairment test is performed to determine the amount of impairment. Step two of the impairment test compares the carrying amount of the reporting unit's goodwill to the "implied fair value" of that goodwill. The implied fair value of goodwill is computed by assuming all assets and liabilities of the reporting unit would be adjusted to the current fair value, with the offset as an adjustment to goodwill. This adjusted goodwill balance is the implied fair value used in step two. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its implied fair value.

In connection with obtaining the independent valuation, management provided certain data and information that was utilized in the estimation of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. Other assumptions critical to the process were also made, including discount rates, asset and liability growth rates, and other income and expense estimates.

While management uses the best information available to estimate future performance for each reporting unit, future adjustments to management's projections may be necessary if conditions differ substantially from the assumptions used in making the estimates.

INCOME TAXES

FHN is subject to the income tax laws of the U.S. and the states and municipalities in which it operates. FHN accounts for income taxes in accordance with ASC 740, Income Taxes.

Income tax expense consists of both current and deferred taxes. Current income tax expense is an estimate of taxes to be paid or refunded for the current period and includes income tax expense related to uncertain tax positions. The balance sheet method is used to determine deferred taxes. Under this method, the net deferred tax asset or liability is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test. If the "more likely than not" test is not met a valuation allowance must be established against the deferred tax asset. On December 31, 2009, FHN's gross DTA was $582.0 million with no related valuation allowance. Given FHN's current projections of future taxable income, potential tax strategies, and reversing deferred tax liabilities, FHN believes that it is more likely than not that the full DTA will be realized. This assertion could change if FHN experiences greater losses in the near-future than management currently anticipates.

The income tax laws of the jurisdictions in which FHN operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, FHN must make judgments and interpretations about the application of these inherently complex tax laws. Interpretations may be subjected to review during examination by taxing authorities and disputes may arise over the respective tax positions. FHN attempts to resolve disputes that may arise during the tax examination and audit process. However, certain disputes may ultimately have to be resolved through the federal and state court systems.

FHN monitors relevant tax authorities and revises estimates of accrued income taxes on a quarterly basis. Changes in estimates may occur due to changes in income tax laws and their interpretation by the courts and regulatory authorities. Revisions of estimates may also result from income tax planning and from the resolution of income tax controversies. Such revisions in estimates may be material to operating results for any given period. See Note 16 - Income Taxes for a further description of our provision for income taxes and related income tax assets and liabilities.

CONTINGENT LIABILITIES

A liability is contingent if the amount or outcome is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. FHN estimates its contingent liabilities based on management's estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies, involves the use of critical estimates, assumptions, and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or decisions of arbitrators, will not differ from management's assessments. Whenever practicable, management consults with third party experts (attorneys, accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities. Based on internally and/or externally prepared evaluations, management makes a determination whether the potential exposure requires accrual in the financial statements.

QUARTERLY FINANCIAL INFORMATION

Table 25 - Summary of Quarterly Financial Information

(Dollars in millions except per share data)	2009				2008			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Summary income information:								
Interest income	**$ 231.0**	**$ 236.4**	**$ 255.5**	**$ 270.1**	$ 331.6	$ 383.2	$415.5	$476.4
Interest expense	**41.1**	**45.5**	**56.4**	**73.5**	126.6	160.1	176.6	248.4
Provision for loan losses	**135.0**	**185.0**	**260.0**	**300.0**	280.0	340.0	220.0	240.0
Noninterest income	**246.2**	**303.8**	**284.2**	**399.3**	326.4	296.1	387.1	440.9
Noninterest expense	**390.3**	**349.9**	**402.5**	**407.8**	334.6	387.5	450.4	421.9
Income/(loss) from continuing operations	**(51.2)**	**(24.8)**	**(105.2)**	**(64.4)**	(51.9)	(120.5)	(15.8)	13.8
Income/(loss) from discontinued operations, net of tax	**(1.7)**	**(10.2)**	**(0.3)**	**(0.6)**	0.4	(1.7)	(0.4)	(1.8)
Net income/(loss)	**(52.8)**	**(35.0)**	**(105.5)**	**(65.1)**	(51.5)	(122.2)	(16.2)	12.0
Income/(loss) available to common shareholders	**(70.6)**	**(52.9)**	**(123.2)**	**(82.8)**	(63.1)	(125.1)	(19.1)	7.9
Earnings/(loss) per common share from continuing operations	**$ (0.31)**	**$ (0.19)**	**$ (0.56)**	**$ (0.37)**	$ (0.29)	$ (0.56)	$ (0.10)	$ 0.07
Earnings/(loss) per common share	**(0.32)**	**(0.24)**	**(0.56)**	**(0.37)**	(0.29)	(0.57)	(0.10)	0.06
Diluted earnings/(loss) per common share from continuing operations	**(0.31)**	**(0.19)**	**(0.56)**	**(0.37)**	(0.29)	(0.56)	(0.10)	0.07
Diluted earnings/(loss) per common share	**(0.32)**	**(0.24)**	**(0.56)**	**(0.37)**	(0.29)	(0.57)	(0.10)	0.06
Common stock information:								
Closing price per share:								
High (a)	**$ 13.98**	**$ 14.55**	**$ 13.12**	**$ 10.65**	$ 11.05	$ 13.24	$13.25	$19.59
Low (a)	**11.65**	**10.81**	**10.16**	**6.94**	6.91	4.47	6.68	12.41
Period-end (a)	**13.40**	**13.03**	**11.64**	**10.25**	9.83	8.55	6.75	12.41
Cash dividends declared per share (a)(b)	**NM**	**NM**	**NM**	**NM**	NM	NM	0.18	0.18
Stock dividend rate declared per share (b)	**1.4971%**	**1.5901%**	**1.5782%**	**2.6673%**	1.8370%	3.0615%	NM	NM

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Per share data restated for stock dividends distributed through January 1,2010.
(b) All dividends declared in 2009 and in the third and fourth quarters of 2008 paid in shares.

ACCOUNTING CHANGES ISSUED BUT NOT CURRENTLY EFFECTIVE

In January 2010, the FASB issued Accounting Standards Update 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06), which updates ASC 820 to require disclosure of significant transfers into and out of Level 1 and Level 2 of the fair value hierarchy, as well as disclosure of an entity's policy for determining when transfers between all levels of the hierarchy are recognized. ASC 820, as amended, also provides enhanced disclosure requirements regarding purchases, sales, issuances, and settlements related to recurring Level 3 measurements, and requires separate disclosure in the Level 3 reconciliation of total gains and losses recognized in other comprehensive income. The updated provisions of ASC 820 require that fair value measurement disclosures be provided by each "class" of assets and liabilities, and that disclosures providing a description of the valuation techniques and inputs used to measure fair value be included for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. The provisions of ASU 2010-06 are effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis which will be effective for periods beginning after December 15, 2010. Comparative disclosures are required only for periods ending subsequent to initial adoption. FHN is currently assessing the effects of adopting the provisions of ASU 2010-06.

In June 2009, the FASB issued guidance whose provisions have been subsequently reissued as Accounting Standards Update 2009-16, "Accounting for Transfers of Financial Assets" (ASU 2009-16). ASU 2009-16 updates ASC 860 to provide for the removal of the qualifying special purpose entity (QSPE) concept from GAAP, resulting

in the evaluation of all former QSPEs for consolidation on and after January 1, 2010 in accordance with ASC 810. The amendments to ASC 860 modify the criteria for achieving sale accounting for transfers of financial assets and define the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The updated provisions of ASC 860 also provide that a transferor should recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. ASC 860, as amended, requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. The provisions of ASU 2009-16 are effective prospectively for new transfers of financial assets occurring in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years. ASC 860's amended disclosure requirements should be applied to transfers that occurred both before and after the effective date of the Codification update, with comparative disclosures required only for periods subsequent to initial adoption for those disclosures not previously required under the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. The effect of adopting the provisions of ASU 2009-16 will not be material to FHN.

In June 2009, the FASB issued guidance whose provisions have been subsequently reissued as Accounting Standards Update 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" (ASU 2009-17). ASU 2009-17 amends ASC 810 to revise the criteria for determining the primary beneficiary of a variable interest entity (VIE) by replacing the quantitative-based risks and rewards test previously required with a qualitative analysis. While ASC 810, as amended, retains the previous guidance in ASC 810 which requires a reassessment of whether an entity is a VIE only when certain triggering events occur, it adds an additional criteria which triggers a reassessment of an entity's status when an event occurs such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. Additionally, the amendments to ASC 810 require continual reconsideration of conclusions regarding which interest holder is the VIE's primary beneficiary. Following the Codification update, ASC 810 will require separate presentation on the face of the balance sheet of the assets of a consolidated VIE that can only be used to settle the VIE's obligations and the liabilities of a consolidated VIE for which creditors or beneficial interest holders have no recourse to the general credit of the primary beneficiary (e.g., consolidated residential mortgage securitization trusts). ASC 810, as amended, also requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. The provisions of ASU 2009-17 are effective for periods beginning after November 15, 2009 and require reevaluation under ASC 810's amended consolidation requirements of all QSPEs and entities currently subject to ASC 810 as of the beginning of the first annual period that begins after November 15, 2009. If consolidation of a VIE is required upon initial adoption, the assets, liabilities, and noncontrolling interests of the VIE should be measured at their carrying amounts as if ASC 810, as amended, had been applied from inception of the VIE, with any difference between the net amounts recognized and the amount of any previously recognized interests reflected as a cumulative effect adjustment to undivided profits. However, if determining the carrying amounts is not practicable, the assets, liabilities, and noncontrolling interests of the VIE may be measured at fair value. Further, if determining the carrying amounts is not practicable, and if the activities of the VIE are primarily related to securitizations or other forms of asset-backed financings and the assets of the VIE can be used only to settle obligations of the entity, then the assets and liabilities of the VIE may be measured at their unpaid principal balances. The fair value option provided under ASC 825 may also be elected for financial assets and financial liabilities requiring consolidation as a result of initial adoption, provided that the election is made for all eligible financial assets and financial liabilities of the VIE. If initial application of the amendments to ASC 810 results in deconsolidation of a VIE, any retained interest in the VIE should be measured at its carrying value as if ASC 810, as amended, had been applied from inception of the VIE. Comparative disclosures are required only for periods subsequent to initial adoption for those disclosures not previously required under the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008.

FHN is continuing to assess the effects of adopting the provisions of ASU 2009-17 on all of its proprietary residential mortgage securitization trusts based on the size and priority of interests retained. Based on its current level of involvement, upon adoption of the Codification update to ASC 810 FHN anticipates that consumer loans with an aggregate unpaid principal balance of approximately $250 million will be prospectively consolidated as the retention of MSR and other retained interests, including residual interests and subordinated bonds, results in FHN

being considered the related trusts' primary beneficiary under the qualitative analysis required by ASC 810, as amended. Additionally, FHN has determined that calculation of carrying values is not practicable and thus it anticipates using the unpaid principal balance measurement methodology upon adoption, with the ALLL related to the newly consolidated loans determined using FHN's standard practices. Upon adoption of the provisions of ASU 2009-17, MSR and trading assets held in relation to the newly consolidated trusts will be removed from the Consolidated Statements of Condition. FHN expects to recognize an increase to the opening balance of undivided profits approximating $6 million for the cumulative effect of adopting the amendments to ASC 810. An adjustment to the ALLL through provision expense approximating $10 million ($6 million net of tax) is expected to be recognized by FHN in first quarter 2010 in relation to the newly consolidated loans.

NON-GAAP Information

The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation.

Table 26 - Non-GAAP to GAAP Reconciliation

(Millions)	**2009**	2008	2007
Tangible Common Equity (Non-GAAP)			
(A) Total equity (GAAP)	**$ 3,302.5**	$ 3,574.6	$ 2,430.9
Less: Preferred stock capital surplus – CPP	**798.7**	782.7	-
Less: Noncontrolling interest (a)	**295.2**	295.2	295.3
(B) Total common equity	**2,208.6**	2,496.7	2,135.6
Less: Intangible assets (GAAP) (b)	**203.8**	237.5	249.3
(C) Tangible common equity (Non-GAAP)	**2,004.8**	2,259.2	1,886.3
Less: Unrealized gains on AFS securities, net of tax	**64.9**	42.3	20.5
(D) Adjusted tangible common equity (Non-GAAP) (c)	**1,939.9**	2,216.9	1,865.8
Tangible Assets (Non-GAAP)			
(E) Total assets (GAAP)	**$26,068.7**	$31,022.0	$37,015.5
Less: Intangible assets (GAAP) (b)	**203.8**	237.5	249.3
(F) Tangible assets (Non-GAAP)	**25,864.9**	30,784.5	36,766.2
Period-end Shares Outstanding			
(G) Period-end shares outstanding	**222.0**	220.7	142.6
Tier 1 Common (Non-GAAP)			
(H) Tier 1 capital (d)	**$ 3,507.8**	$ 3,784.2	$ 2,459.5
Less: Preferred stock capital surplus – CPP	**798.7**	782.7	-
Less: Noncontrolling interest – FTBNA preferred stock (a) (e)	**294.8**	294.8	294.8
Less: Trust preferred (f)	**300.0**	300.0	300.0
(I) Tier 1 common (Non-GAAP)	**2,114.3**	2,406.7	1,864.7
Risk Weighted Assets			
(J) Risk weighted assets (d)	**$21,400.4**	$25,185.4	$30,271.9
Ratios			
(C)/(F) Tangible common equity to tangible assets (TCE/TA) (Non-GAAP)	**7.75%**	7.34%	5.13%
(A)/(E) Total period-end equity to period-end assets (GAAP)	**12.67%**	11.52%	6.57%
(C)/(G) Tangible book value per common share (Non-GAAP)	**$ 9.03**	$ 10.24	$ 13.23
(B)/(G) Book value per common share (GAAP)	**$ 9.95**	$ 11.31	$ 14.97
(I)/(J) Tier 1 common to risk weighted assets (Non-GAAP)	**9.88%**	9.56%	6.16%
(H)/(E) Tier 1 capital to total assets (GAAP)	**13.46%**	12.20%	6.64%
(D)/(J) Adjusted tangible common equity to risk weighted assets (TCE/RWA) (Non-GAAP) (c)	**9.06%**	8.80%	6.16%

(a) Included in total equity on the Consolidated Statements of Condition.
(b) Includes goodwill and other intangible assets, net of amortization.
(c) See Glossary of Terms for definition of ratio.
(d) Defined by and calculated in conformity with bank regulations.
(e) Represents FTBNA preferred stock included in noncontrolling interest.
(f) Included in term borrowings on the Consolidated Statements of Condition.

GLOSSARY OF SELECTED FINANCIAL TERMS

Adjusted tangible common equity to risk weighted assets (TCE/RWA) – Common equity excluding intangible assets and unrealized gains/losses on available for sale securities and cash flow hedges divided by risk weighted assets.

Allowance for Loan Losses – Valuation reserve representing the amount considered by management to be adequate to cover estimated inherent losses in the loan portfolio.

Basis Point – The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure movements in interest yields and rates.

Book Value Per Common Share – A ratio determined by dividing common equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial Paper – A short-term unsecured debt obligation of the parent company with maturities typically of less than 90 days.

Commercial and Standby Letters of Credit – Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

Commitment to Extend Credit – Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Core Deposits – Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument – A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings Per Common Share – Net income available to common shareholders, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Earning Assets – Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings Per Common Share – Net income available to common shareholders, divided by the weighted average number of common shares.

Excess Interest-Only Strip – Financial asset representing the right to receive earnings from serviced assets that exceeds contractually specified servicing fees and are legally separable from the base servicing rights.

Fully Taxable Equivalent (FTE) – Reflects the rate of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Individually Impaired Loans – Generally, commercial loans over $1 million that are not expected to pay all contractually due principal and interest, and consumer loans that have experienced a troubled debt restructuring and are individually evaluated for impairment. These loans are generally written down to an estimate of collateral value less cost to sell.

Interest-Only Strip – Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Interest Rate Caps and Floors – Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper "capped" level or falls below a fixed lower "floor" level on specified future dates.

Interest Rate Forward Contracts – Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

Interest Rate Option – A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

Interest Rate Swap – An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a floating rate index.

Interest Rate Swaptions – Are options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Leverage Ratio – Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available for sale securities, goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets.

Lower of Cost or Market (LOCOM) – A method of accounting for certain assets by recording them at the lower of their historical cost or their current market value.

Market Capitalization – Market value of a company is computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities – Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Pipeline – Interest rate commitments made to customers on mortgage loans that have not yet been closed and funded.

Mortgage Warehouse – A mortgage loan that has been closed and funded and is awaiting sale and delivery into the secondary market.

Mortgage Servicing Rights (MSR) – The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

Net Interest Income (NII) – Interest income less interest expense.

Net Interest Margin (NIM) – Expressed as a percentage, net interest margin is a ratio computed by dividing fully taxable equivalent net interest income by average earning assets.

Net Interest Spread – The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual Loans – Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is reported on a cash basis as it is collected after recovery of principal.

Non-GAAP – Certain measures contained within MD&A are not formally defined by GAAP or codified in the federal banking regulations. A reconciliation of these Non-GAAP measures may be found in table 26 of MD&A.

Nonperforming Assets – Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and repossessed assets.

Origination Fees – A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

Provision for Loan Losses – The periodic charge to earnings for inherent losses in the loan portfolio.

Purchase Obligation – An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchased Funds – The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, commercial paper, and other short-term borrowings.

Repurchase Agreement – A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

Residual-Interest Certificates – Financial assets which represent rights to receive earnings to the extent of excess income generated by the underlying loan collateral of certain mortgage-backed securities, which is not needed to meet contractual obligations of senior security holders.

Return on Average Assets (ROA) – A measure of profitability that is calculated by dividing net income by total average assets.

Return on Average Common Shareholders' Equity (ROE) – A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing net income available to common shareholders by total average common equity.

Risk-Adjusted Assets – A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet financial instruments.

Tangible Book Value per Common Share – Ratio consisting of tangible common equity (TCE) over period-end common shares outstanding.

Tangible Common Equity to Tangible Assets (TCE/TA) – A ratio which may be used to evaluate a company's capital position. TCE/TA includes common equity less goodwill and other intangible assets over tangible assets. Tangible assets includes a company's total assets less goodwill and other intangible assets.

Tier 1 Capital Ratio – Ratio consisting of shareholders' equity adjusted for certain unrealized gains/(losses) on available for sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-adjusted assets.

Tier 1 Common – A measure of a company's capital position, which includes Tier 1 capital less preferred stock amounts.

Total Capital Ratio – Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of First Horizon National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. First Horizon National Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Even effective internal controls, no matter how well designed, have inherent limitations such as the possibility of human error or of circumvention or overriding of controls, and consideration of cost in relation to benefit of a control. Moreover, effectiveness must necessarily be considered according to the existing state of the art of internal control. Further, because of changes in conditions, the effectiveness of internal controls may diminish over time.

Management assessed the effectiveness of First Horizon National Corporation's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*.

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2009.

First Horizon National Corporation's independent auditors have issued an attestation report on First Horizon National Corporation's internal control over financial reporting. That report appears on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited First Horizon National Corporation's (the Company) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Horizon National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of First Horizon National Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee
February 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
February 26, 2010

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands)	December 31 2009	2008
Assets:		
Cash and due from banks (Note 18)	**$ 465,712**	$ 552,423
Federal funds sold and securities purchased under agreements to resell	**452,883**	772,357
Total cash and cash equivalents	**918,595**	1,324,780
Interest-bearing cash	**539,300**	207,792
Trading securities	**699,900**	945,766
Loans held for sale	**452,501**	566,654
Securities available for sale (Note 3)	**2,694,468**	3,125,153
Loans, net of unearned income (Note 4)	**18,123,884**	21,278,190
Less: Allowance for loan losses	**896,914**	849,210
Total net loans	**17,226,970**	20,428,980
Mortgage servicing rights, net (Note 6)	**302,611**	376,844
Goodwill (Note 7)	**165,528**	192,408
Other intangible assets, net (Note 7)	**38,256**	45,082
Capital markets receivables	**334,404**	1,178,932
Premises and equipment, net (Note 5)	**313,824**	333,931
Real estate acquired by foreclosure	**125,190**	125,538
Other assets	**2,257,131**	2,170,120
Total assets	**$26,068,678**	$31,021,980
Liabilities and equity:		
Deposits:		
Savings	**$ 4,847,709**	$ 4,824,939
Time deposits	**1,895,992**	2,294,644
Other interest-bearing deposits	**3,169,474**	1,783,362
Certificates of deposit $100,000 and more	**559,944**	1,382,236
Interest-bearing	**10,473,119**	10,285,181
Noninterest-bearing	**4,394,096**	3,956,633
Total deposits	**14,867,215**	14,241,814
Federal funds purchased and securities sold under agreements to repurchase (Note 9)	**2,874,353**	1,751,079
Trading liabilities (Note 9)	**293,387**	359,502
Other short-term borrowings and commercial paper (Note 9)	**761,758**	4,279,689
Term borrowings	**2,190,544**	4,022,297
Other collateralized borrowings	**700,589**	745,363
Total long-term debt (Note 10)	**2,891,133**	4,767,660
Capital markets payables	**292,975**	1,115,428
Other liabilities	**785,389**	932,176
Total liabilities	**22,766,210**	27,447,348
Equity:		
First Horizon National Corporation Shareholders' Equity:		
Preferred stock – no par value (shares authorized – 5,000,000; shares issued – series CPP 866,540 on December 31, 2009 and 2008) (Note 12)	**798,685**	782,680
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 221,980,210 on December 31, 2009 and 220,744,688 on December 31, 2008)*	**138,738**	128,302
Capital surplus	**1,208,649**	1,048,602
Capital surplus common stock warrant – CPP (Note 12)	**83,860**	83,860
Undivided profits	**891,580**	1,387,854
Accumulated other comprehensive loss, net (Note 15)	**(114,209)**	(151,831)
Total First Horizon National Corporation Shareholders' Equity	**3,007,303**	3,279,467
Noncontrolling interest (Note 12)	**295,165**	295,165
Total equity	**3,302,468**	3,574,632
Total liabilities and equity	**$26,068,678**	$31,021,980

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.
* Outstanding shares have been restated to reflect stock dividends declared through December 31, 2009.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands except per share data)	Year Ended December 31		
	2009	2008	2007
Interest income:			
Interest and fees on loans	**$ 769,748**	$1,153,546	$1,621,881
Interest on investment securities	**141,853**	162,306	188,733
Interest on loans held for sale	**25,811**	151,554	253,587
Interest on trading securities	**53,162**	114,625	174,188
Interest on other earning assets	**2,365**	24,694	67,570
Total interest income	**992,939**	1,606,725	2,305,959
Interest expense:			
Interest on deposits:			
Savings	**38,886**	79,921	115,954
Time deposits	**60,857**	101,225	136,571
Other interest-bearing deposits	**5,012**	13,863	25,852
Certificates of deposit $100,000 and more	**27,709**	76,293	369,313
Interest on trading liabilities	**20,869**	33,195	51,516
Interest on short-term borrowings	**12,955**	189,568	294,074
Interest on long-term debt	**50,183**	217,578	372,037
Total interest expense	**216,471**	711,643	1,365,317
Net interest income	**776,468**	895,082	940,642
Provision for loan losses	**880,000**	1,080,000	272,765
Net interest income/(loss) after provision for loan losses	**(103,532)**	(184,918)	667,877
Noninterest income:			
Capital markets	**632,093**	483,526	284,236
Mortgage banking	**235,450**	518,034	69,454
Deposit transactions and cash management	**163,761**	179,034	175,271
Trust services and investment management	**29,482**	33,821	40,335
Brokerage management fees and commissions	**26,934**	32,234	37,830
Insurance commissions	**25,248**	29,104	31,739
Debt securities gains, net	**-**	761	6,292
Equity securities gains/(losses), net	**(1,178)**	65,349	(7,475)
Gains/(losses) on divestitures	**(9,183)**	(19,019)	15,695
All other income and commissions (Note 14)	**130,924**	127,574	153,435
Total noninterest income	**1,233,531**	1,450,418	806,812
Adjusted gross income after provision for loan losses	**1,129,999**	1,265,500	1,474,689
Noninterest expense:			
Employee compensation, incentives, and benefits	**777,581**	928,982	932,443
Mortgage banking foreclosure and repurchase provision	**126,460**	11,531	8,467
Foreclosed real estate	**66,197**	21,471	7,581
Legal and professional fees	**66,121**	62,173	52,879
Occupancy	**65,402**	103,573	129,626
Operations services	**62,485**	72,602	69,460
Deposit insurance premiums	**46,272**	14,664	3,327
Contract employment	**36,217**	33,515	21,510
Equipment rentals, depreciation, and maintenance	**34,305**	56,744	72,402
Communications and courier	**26,960**	38,183	41,965
Computer software	**26,883**	30,318	53,860
Miscellaneous loan costs	**23,050**	38,221	12,783
Amortization of intangible assets	**6,017**	8,229	10,489
Goodwill impairment	**2,294**	-	84,084
All other expense (Note 14)	**184,289**	174,136	267,486
Total noninterest expense	**1,550,533**	1,594,342	1,768,362
Loss before income taxes	**(420,534)**	(328,842)	(293,673)
Benefit for income taxes (Note 16)	**(174,945)**	(154,405)	(139,909)
Loss from continuing operations	**(245,589)**	(174,437)	(153,764)
Income/(loss) from discontinued operations, net of tax	**(12,846)**	(3,534)	2,453
Net loss	**(258,435)**	(177,971)	(151,311)
Net income attributable to noncontrolling interest	**11,402**	14,016	18,835
Net loss attributable to controlling interest	**$ (269,837)**	$ (191,987)	$ (170,146)
Preferred stock dividends	**59,585**	7,413	-
Net loss available to common shareholders	**$ (329,422)**	$ (199,400)	$ (170,146)
Loss per common share from continuing operations (Note 17)	**$ (1.44)**	$ (1.01)	$ (1.22)
Diluted loss per common share from continuing operations (Note 17)	**$ (1.44)**	$ (1.01)	$ (1.22)
Loss per share available to common shareholders (Note 17)	**$ (1.49)**	$ (1.03)	$ (1.20)
Diluted loss per share available to common shareholders (Note 17)	**$ (1.49)**	$ (1.03)	$ (1.20)
Weighted average common shares (Note 17)	**220,412**	194,322	142,027
Diluted average common shares (Note 17)	**220,412**	194,322	142,027

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands)	Common Shares	Total	Preferred Stock – Capital Surplus	Common Stock	Capital Surplus	Capital Surplus – Warrants	Undivided Profits	Accumulated Other Comprehensive Income/(Loss)	Noncontrolling Interest
Balance, December 31, 2006	124,866	$2,757,660	-	$78,041	$312,521	-	$2,144,276	($72,448)	$295,270
REIT preferred stock issuance	-	7	-	-	-	-	-	-	7
Adjustment to reflect change in accounting for tax benefits (ASC 740)	-	(862)	-	-	-	-	(862)	-	-
Adjustment to reflect change in accounting for purchases of life insurance (ASC 325-30)	-	(548)	-	-	-	-	(548)	-	-
Effects of changing pension and postretirement plans measurement dates pursuant to ASC 715:									
Service cost, interest cost, and expected return on plan assets for October 1 - December 31, net of tax	-	(711)	-	-	-	-	(711)	-	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/loss for October 1 - December 31, net of tax	-	-	-	-	-	-	(1,366)	1,366	-
Additional gain for October 1 - December 31, net of tax	-	6,944	-	-	-	-	-	6,944	-
Beginning balance, as adjusted	124,866	2,762,490	-	78,041	312,521	-	2,140,789	(64,138)	295,277
Net income/(loss)	-	(151,311)	-	-	-	-	(170,146)	-	18,835
Other comprehensive income/(loss):									
Unrealized fair value adjustments, net of tax:									
Cash flow hedges	-	(344)	-	-	-	-	-	(344)	-
Securities available for sale	-	13,700	-	-	-	-	-	13,700	-
Pension and postretirement plans:									
Prior service cost arising during period	-	(95)	-	-	-	-	-	(95)	-
Net actuarial gain/(loss) arising during period	-	(2,284)	-	-	-	-	-	(2,284)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/loss included in net periodic benefit cost	-	5,060	-	-	-	-	-	5,060	-
Comprehensive income/(loss)	-	(135,274)	-	-	-	-	(170,146)	16,037	18,835
Cash dividends declared ($1.60/share) (a)	-	(227,722)	-	-	-	-	(227,722)	-	-
Common stock repurchased	(27)	(1,114)	-	(17)	(1,097)	-	-	-	-
Common stock issued for:									
Stock options and restricted stock	1,384	33,736	-	865	32,871	-	-	-	-
Tax benefit from incentive plans	-	6,258	-	-	6,258	-	-	-	-
Stock-based compensation expense	-	11,338	-	-	11,338	-	-	-	-
Dividends paid to noncontrolling interest of subsidiary preferred stock	-	(18,835)	-	-	-	-	-	-	(18,835)
Other	143	(4)	-	90	(65)	-	(29)	-	-
Balance, December 31, 2007	126,366	2,430,873	-	78,979	361,826	-	1,742,892	(48,101)	295,277
Adjustment to reflect change in accounting for split dollar life insurance (ASC 715-60)	-	(8,530)	-	-	-	-	(8,530)	-	-
Adjustment to reflect change in accounting for fair value of interest rate lock commitments (ASC 820)	-	(12,502)	-	-	-	-	(12,502)	-	-
Beginning balance, as adjusted	126,366	2,409,841	-	78,979	361,826	-	1,721,860	(48,101)	295,277
Net income/(loss)	-	(177,971)	-	-	-	-	(191,987)	-	14,016
Other comprehensive income/(loss):									
Unrealized fair value adjustments, net of tax:									
Cash flow hedges	-	(6)	-	-	-	-	-	(6)	-
Securities available for sale	-	21,852	-	-	-	-	-	21,852	-
Pension and postretirement plans:									
Prior service cost arising during period	-	(37)	-	-	-	-	-	(37)	-
Net actuarial gain/(loss) arising during period	-	(127,960)	-	-	-	-	-	(127,960)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	2,421	-	-	-	-	-	2,421	-
Comprehensive income/(loss)	-	(281,701)	-	-	-	-	(191,987)	(103,730)	14,016

CONSOLIDATED STATEMENTS OF EQUITY (continued)

(Amounts in thousands)	Common Shares	Total	Preferred Stock – Capital Surplus	Common Stock	Capital Surplus	Capital Surplus – Warrants	Undivided Profits	Accumulated Other Comprehensive Income/(Loss)	Noncontrolling Interest
Preferred stock and common stock warrant issuance - CPP	-	866,540	782,680	-	-	83,860	-	-	-
REIT preferred stock redemption	-	(112)	-	-	-	-	-	-	(112)
Cash dividends declared ($.35/share) (a)	-	(64,401)	-	-	-	-	(64,401)	-	-
Stock dividends declared	9,689	-	-	6,056	71,525	-	(77,581)	-	-
Common stock issuance (69 million shares issued at $10 per share net of offering costs)	69,000	659,656	-	43,125	616,531	-	-	-	-
Common stock repurchased	-	(306)	-	(19)	(287)	-	-	-	-
Common stock issued for:									
Stock options and restricted stock - equity awards	258	(1,956)	-	128	(2,084)	-	-	-	-
Tax benefit from incentive plans	-	(7,910)	-	-	(7,910)	-	-	-	-
Stock-based compensation expense	-	9,034	-	-	9,034	-	-	-	-
Dividends paid to noncontrolling interest of subsidiary preferred stock	-	(14,016)	-	-	-	-	-	-	(14,016)
Other	(30)	(37)	-	33	(33)	-	(37)	-	-
Balance, December 31, 2008	205,283	3,574,632	782,680	128,302	1,048,602	83,860	1,387,854	(151,831)	295,165
Net income/(loss)	-	(258,435)	-	-	-	-	(269,837)	-	11,402
Other comprehensive income/(loss):									
Unrealized fair value adjustments, net of tax:									
Securities available for sale	-	22,614	-	-	-	-	-	22,614	-
Pension and postretirement plans:									
Prior service cost arising during period	-	10,829	-	-	-	-	-	10,829	-
Net actuarial gain/(loss) arising during period (b)	-	3,541	-	-	-	-	-	3,541	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	638	-	-	-	-	-	638	-
Comprehensive income/(loss)	-	(220,813)	-	-	-	-	(269,837)	37,622	11,402
Preferred stock - (CPP) accretion	-	16,005	16,005	-	-	-	-	-	-
Preferred stock - (CPP) dividends	-	(59,543)	-	-	-	-	(59,543)	-	-
Stock dividends declared	15,532	-	-	9,708	157,398	-	(167,106)	-	-
Common stock repurchased	-	(392)	-	(22)	(370)	-	-	-	-
Common stock issued for:									
Stock options and restricted stock - equity awards	1,200	2,015	-	750	1,265	-	-	-	-
Tax benefit from incentive plans	-	(5,701)	-	-	(5,701)	-	-	-	-
Stock-based compensation expense	-	7,455	-	-	7,455	-	-	-	-
Dividends paid to noncontrolling interest of subsidiary preferred stock	-	(11,402)	-	-	-	-	-	-	(11,402)
Other changes in equity	(35)	212	-	-	-	-	212	-	-
Balance, December 31, 2009	221,980	$3,302,468	$798,685	$138,738	$1,208,649	$83,860	$ 891,580	($114,209)	$295,165

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Per share data restated to reflect the effect of stock dividends declared through December 31, 2009.

(b) Includes a positive, after-tax effect of $18.3 million due to a curtailment. See Note 19 - Savings, Pension, and Other Employee Benefits.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year Ended December 31 **2009**	2008	2007
Operating Activities	Net loss	**$ (258,435)**	$ (177,971)	$ (151,311)
	Adjustments to reconcile net loss to net cash provided/(used) by operating activities:			
	Provision for loan losses	**880,000**	1,080,000	272,765
	Benefit for deferred income tax	**(173,900)**	(411,429)	(215,294)
	Depreciation and amortization of premises and equipment	**32,538**	41,278	57,125
	Amortization of intangible assets	**6,017**	8,229	10,959
	Net other amortization and accretion	**43,176**	47,941	63,550
	Decrease/(increase) in derivatives, net	**186,578**	(110,044)	62,278
	Market value adjustment on mortgage servicing rights	**(67,817)**	422,561	238,236
	Provision for foreclosure and repurchase losses	**126,460**	11,531	8,467
	Fair value adjustment for real estate losses	**34,924**	4,393	2,100
	Goodwill impairment	**16,591**	-	84,084
	Impairment of other intangible assets	**341**	4,034	990
	(Gains)/losses on divestitures	**9,183**	19,020	(15,695)
	Stock-based compensation expense	**7,455**	9,034	11,338
	Excess tax benefit/(provision) from stock-based compensation arrangements	**5,701**	7,910	(6,258)
	Equity securities (gains)/losses, net	**1,178**	(65,349)	7,475
	Debt securities gains, net	**-**	(761)	(6,292)
	Gains on repurchases of debt	**(16,412)**	(33,845)	-
	Net losses on disposal of fixed assets	**8,749**	3,218	1,753
	Net (increase)/decrease in:			
	Trading securities	**181,872**	782,470	461,982
	Loans held for sale	**114,153**	2,926,558	(588,135)
	Capital markets receivables	**844,528**	(654,513)	207,863
	Interest receivable	**15,061**	46,314	18,678
	MSR due to sale	**87,274**	256,323	90,074
	Other assets	**(230,811)**	(224,416)	(189,834)
	Net increase/(decrease) in:			
	Capital markets payables	**(822,453)**	529,070	(213,131)
	Interest payable	**(31,144)**	(51,765)	(8,739)
	Other liabilities	**(150,420)**	1,954	160,877
	Trading liabilities	**(66,115)**	(196,642)	(233,813)
	Total adjustments	**1,042,707**	4,453,074	283,403
	Net cash provided by operating activities	**784,272**	4,275,103	132,092
Investing Activities	Held to maturity securities:			
	Maturities	**-**	240	29
	Available for sale securities:			
	Sales	**48,743**	157,984	653,627
	Maturities	**710,652**	592,776	847,174
	Purchases	**(287,464)**	(729,984)	(573,426)
	Premises and equipment:			
	Purchases	**(21,180)**	(23,666)	(33,539)
	Net (increase)/decrease in:			
	Securitization retained interests classified as trading securities	**63,994**	(47,336)	-
	Loans	**2,259,477**	418,985	(754,806)
	Interest-bearing cash	**(331,508)**	(168,370)	(21,381)
	Cash (payments)/receipts related to divestitures	**803**	(40,608)	23,318
	Net cash provided/(used) by investing activities	**2,443,517**	160,021	140,996
Financing Activities	Common stock:			
	Exercise of stock options	**3**	511	34,542
	Cash dividends paid	**-**	(120,575)	(225,011)
	Repurchase of shares	**(392)**	(303)	(1,104)
	Issuance of common shares	**-**	659,656	-
	Issuance of preferred equity and common stock warrant - CPP	**-**	866,540	-
	Excess tax benefit/(provision) from stock-based compensation arrangements	**(5,701)**	(7,910)	6,258
	Cash dividends paid - preferred stock - CPP	**(43,447)**	-	-
	Cash dividends paid - preferred stock - noncontrolling interest	**(12,741)**	(14,459)	(18,890)
	Long-term debt:			
	Issuance	**-**	25,002	1,230,171
	Payments/maturities	**(1,600,613)**	(1,969,207)	(292,288)
	Cash paid for repurchase of debt	**(201,858)**	(244,928)	-
	Issuance of preferred stock of subsidiary	**-**	-	8
	Repurchase of preferred stock of subsidiary	**-**	(112)	(1)
	Net increase/(decrease) in:			
	Deposits	**625,432**	(2,321,483)	(2,956,271)
	Short-term borrowings	**(2,394,657)**	(2,242,791)	2,063,121
	Net cash used by financing activities	**(3,633,974)**	(5,370,059)	(159,465)
	Net increase/(decrease) in cash and cash equivalents	**(406,185)**	(934,935)	113,623
	Cash and cash equivalents at beginning of period	**1,324,780**	2,259,715	2,146,092
	Cash and cash equivalents at end of period	**$ 918,595**	$ 1,324,780	$ 2,259,715
	Total interest paid	**246,832**	761,130	1,374,583
	Total income taxes paid	**$ 109,242**	$ 336,681	$ 13,052

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

Notes to Consolidated Financial Statements

Note 1 ❑ Summary of Significant Accounting Policies

Basis of Accounting. The consolidated financial statements of First Horizon National Corporation ("FHN"), including its subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. This preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

Subsequent Events. Events occurring after the date of the Consolidated Statements of Condition but before the issuance of the financial statements included in this filing have been evaluated through the time of this filing.

Principles of Consolidation and Basis of Presentation. The consolidated financial statements include the accounts of FHN and other entities in which it has a controlling financial interest. Variable Interest Entities ("VIE") for which FHN or a subsidiary has been determined to be the primary beneficiary are also consolidated. Affiliates for which FHN is not considered the primary beneficiary and that FHN does not have a controlling financial interest in are accounted for by the equity method. These investments are included in other assets, and FHN's proportionate share of income or loss is included in noninterest income. All significant intercompany transactions and balances have been eliminated. For purposes of comparability, certain prior period amounts have been reclassified to conform to current year presentation. Business combinations accounted for as purchases are included in the financial statements from the respective dates of acquisition.

Revenue Recognition. FHN derives a significant portion of its revenues from fee-based services. Noninterest income from transaction-based fees is generally recognized when the transactions are completed. Noninterest income from service-based fees is generally recognized over the period in which FHN provides the service.

Deposit Transactions and Cash Management. Deposit transactions include services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients.

Insurance Commissions. Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance.

Trust Services and Investment Management. Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services.

Brokerage Management Fees and Commissions. Brokerage management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual fund sales.

Statements of Cash Flows. For purposes of these statements, cash and due from banks, federal funds sold, and securities purchased under agreements to resell are considered cash and cash equivalents. Federal funds are usually sold for one-day periods, and securities purchased under agreements to resell are short-term, highly liquid investments.

Trading Activities. Securities purchased in connection with underwriting or dealer activities (long positions) are carried at market value as trading securities. Gains and losses, both realized and unrealized, on these securities are reflected in capital markets noninterest income. Trading liabilities include securities that FHN has sold to other parties but does not own (short positions). FHN is obligated to purchase securities at a future date to cover the short positions. Assets and liabilities for unsettled trades are recorded on the Consolidated Statements of Condition as "Capital markets receivables" or "Capital markets payables." Retained interests, in the form of excess interest, interest-only and principal-only strips, and subordinated securities from sales and securitizations of first lien

mortgages are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in mortgage banking income. Retained interests, in the form of certificated residual interests from the securitization of second lien mortgages and home equity lines of credit ("HELOC") are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in other income on the Consolidated Statements of Income.

Investment Securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and FHN's intent and ability to hold the security. Securities that may be sold prior to maturity and equity securities are classified as securities available for sale and are carried at fair value. The unrealized gains and losses on securities available for sale, including debt securities for which no credit impairment exists, are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders' equity. Venture capital investments are classified as securities available for sale and are carried at fair value. Following adoption of the provisions of the FASB Codification update to FASB Accounting Standards Codification ("ASC") 820 on January 1, 2008, unrealized gains and losses on such securities are recognized prospectively in noninterest income. Prior to FHN's adoption of the provisions of the Codification update to ASC 820, venture capital investments were initially valued at cost based on their unmarketable nature. Subsequently, these investments were adjusted to reflect changes in valuation as a result of public offerings or other-than-temporary declines in value.

Upon adoption of the provisions of the FASB Codification update to ASC 320-10-35 for the quarter ended March 31, 2009, the "intent and ability to hold to recovery" indicator was replaced for debt securities with a requirement that an entity's management assess whether it intends to sell a security or if it is more-likely-than-not that it will be required to sell the security prior to recovery for the debt security when determining other-than-temporary impairment. Realized gains and losses for investment securities are determined by the specific identification method and reported in noninterest income. Declines in value judged to be other-than-temporary based on FHN's analysis of the facts and circumstances related to an individual investment, including securities that FHN has the intent to sell, are also determined by the specific identification method, and reported in noninterest income. After adoption of the amendments to ASC 320-10-35, for impaired debt securities that FHN does not intend to sell and will not be required to sell prior to recovery but for which credit losses exist, the other-than-temporary impairment recognized has been separated between the total impairment related to credit losses which is reported in noninterest income, and the impairment related to all other factors which is excluded from earnings and reported, net of tax, as a component of other comprehensive income within shareholders' equity. Currently, FHN does not have other-than-temporarily impaired debt securities for which credit losses exist.

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements. FHN enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank or to the applicable counterparty. Collateral is valued daily and FHN may require counterparties to deposit additional collateral or FHN may return collateral pledged when appropriate to maintain full collateralization for these transactions.

Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the retail/commercial bank to obtain favorable borrowing rates on its purchased funds. As of December 31, 2009 and 2008, FHN had pledged $1.5 billion and $1.2 billion, respectively, of available for sale securities as collateral for these arrangements.

Loans Held for Sale and Securitization and Residual Interests. Prior to fourth quarter 2008, FHN originated first lien mortgage loans ("the warehouse") for the purpose of selling them in the secondary market, through sales to agencies for securitization, proprietary securitizations, and to a lesser extent through other loan sales. In addition, FHN evaluated its liquidity position in conjunction with determining its ability and intent to hold loans for the foreseeable future and sold certain second lien mortgages and HELOC it produced in the secondary market through securitizations and loan sales through third quarter 2007. Loan securitizations involve the transfer of the

Note 1 ❑ Summary of Significant Accounting Policies (continued)

loans to qualifying special purposes entities ("QSPE") that are not subject to consolidation in accordance with ASC 860, "Transfers and Servicing". Generally, FHN retained the right to service the transferred loans. With FHN's current focus on origination of mortgages within its regional banking footprint and the sale of its national mortgage origination offices in third quarter 2008, loan sale and securitization activity has significantly decreased. Generally, FHN no longer retains financial interests in loans it transfers to third parties.

Loans originated or purchased for resale, together with mortgage loans previously sold which may be unilaterally called by FHN, are included in loans held for sale in the Consolidated Statements of Condition. Effective January 1, 2008, upon adoption of the provisions of the FASB Codification update to ASC 825, "Financial Instruments," FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes. Such loans are carried at fair value, with changes in the fair value of these loans recognized in the mortgage banking noninterest income section of the Consolidated Statements of Income. For mortgage loans originated for sale for which the fair value option is elected, loan origination fees are recorded by FHN when earned and related direct loan origination costs are recognized when incurred. Interests retained from the sale or securitization of such loans are included as a component of trading securities on the Consolidated Statements of Condition, with related cash receipts and payments classified prospectively in investing activities on the Consolidated Statements of Cash Flows based on the purpose for which such financial assets were retained. See Note 22 – Fair Value of Assets and Liabilities for additional information.

After adoption of the provisions of the Codification update to ASC 825, FHN continued to account for all mortgage loans held for sale which were originated prior to 2008 and for mortgage loans held for sale for which fair value accounting was not elected at the lower of cost or market value. For such loans, net origination fees and costs were deferred and included in the basis of the loans in calculating gains and losses upon sale. The value accreted during the time that the loan was a locked commitment was also included in the basis of first lien mortgage loans. The cost basis of loans qualifying for fair value hedge accounting under ASC 815, "Derivatives and Hedging", was adjusted to reflect changes in fair value. Gains and losses realized from the sale of these assets were included in noninterest income. Interests retained from the sale of such loans are included as a component of trading securities on the Consolidated Statements of Condition.

In conjunction with the adoption of the provisions of the FASB Codification update to ASC 820-10 for the quarter ended March 31, 2009, FHN revised its methodology for determining the fair value of certain loans within its mortgage warehouse. FHN now determines the fair value of the applicable loans using a discounted cash flow model using observable inputs, including current mortgage rates for similar products, with adjustments for differences in loan characteristics reflected in the model's discount rates. This change in methodology had a minimal effect on the valuation of the applicable loans. Previously, fair values of these loans were determined through reference to recent security trade prices for similar products, published third party bids, or observable whole loan sale prices with adjustments for differences in loan characteristics.

Mortgage loans insured by the Federal Housing Administration ("FHA") and mortgage loans guaranteed by the Veterans Administration ("VA") are generally securitized through the Government National Mortgage Association ("GNMA"). Generally, conforming conventional loans are securitized through government-sponsored enterprises ("GSE") such as the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). In addition, FHN has completed proprietary securitizations of nonconforming first lien and second lien mortgages and HELOC, which do not conform to the requirements for sale or securitization through government agencies or GSE. Most of these securitizations are accounted for as sales; those that do not qualify for sale treatment are accounted for as financing arrangements.

Interests retained from loan sales, including agency securitizations, include MSR and excess interest. Interests retained from proprietary securitizations include MSR and various financial assets. MSR are initially valued at fair value, and the remaining retained interests are initially valued by allocating the remaining cost basis of the loan between the security or loan sold and the remaining retained interests based on their relative fair values at the time of securitization or sale. All retained interests, including MSR, are carried at fair value.

Financial assets retained in a proprietary or agency securitization may include certificated residual interests, excess interest (structured as interest-only strips), interest-only strips, principal-only strips, or subordinated bonds. Residual

interests represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Subordinated bonds are bonds with junior priority. All financial assets retained from a securitization are recognized on the Consolidated Statements of Condition in trading securities at fair value with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income.

The fair values of the certificated residual interests and the excess interest are determined using market prices from closely comparable assets such as MSR that are tested against prices determined using a valuation model that calculates the present value of estimated future cash flows. The fair value of these retained interests typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. In some instances, FHN retains interests in the loans it securitized by retaining certificated principal-only strips or subordinated bonds. FHN uses observable inputs such as trades of similar instruments, yield curves, credit spreads, and consensus prepayment speeds to determine the fair value of principal-only strips. The fair value of subordinated bonds is determined using the best available market information, which may include trades of comparable securities, independently provided spreads to other marketable securities, and published market research. Where no market information is available, the company utilizes an internal valuation model. As of December 31, 2009, and December 31, 2008, no market information was available, and the subordinated bonds were valued using an internal model which includes assumptions about timing, frequency and severity of loss, prepayment speeds of the underlying collateral, and the yield that a market participant would require.

FHN recognizes all its classes of MSR at fair value. Classes of MSR are determined in accordance with FHN's risk management practices and market inputs used in determining the fair value of the servicing asset. Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, and recent market activity and against its own experience.

Loans. Loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period. Impaired loans are generally carried on a nonaccrual status. Loans are ordinarily placed on nonaccrual status when, in management's opinion, the collection of principal or interest is unlikely. Accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. On retail loans, accrued but uncollected interest is reversed when the loan is fully or partially charged off. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Interest payments received on nonaccrual and impaired loans are normally applied to principal. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

Individually impaired loans are measured using either a discounted cash flow methodology or the estimated fair value of the underlying collateral less costs to sell, if the loan is considered collateral-dependent. In accordance with accounting standards, the discounted cash flow analysis utilizes the loan's effective interest rate for discounting expected cash flow amounts. For loans measured using the estimated fair value of collateral less costs to sell, fair value is estimated using appraisals of the collateral. Collateral values are monitored and additional write-downs are recognized if it is determined that the estimated collateral values have declined further. Estimated costs

to sell are based on current amounts of disposal costs for similar assets. Generally, FHN does not carry loan loss reserves for collateral dependent individually impaired loans.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level that management determines is sufficient to absorb estimated probable incurred losses in the loan portfolio. Management's evaluation process to determine the adequacy of the allowance utilizes analytical models based on loss experience subject to adjustment to reflect current events, trends, and conditions (including economic considerations and trends). The actual amounts realized could differ in the near future from the amounts assumed in arriving at the allowance for loan losses reported in the financial statements.

All losses of principal are charged to the allowance for loan losses in the period in which the loan is deemed to be uncollectible. Additions are made to the allowance through periodic provisions charged to current operations and recovery of principal on loans previously charged off.

Premises and Equipment. Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Gains and losses on dispositions are reflected in noninterest income and expense.

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets and are recorded as noninterest expense. Leasehold improvements are amortized over the lesser of the lease periods or the estimated useful lives using the straight-line method. Useful lives utilized in determining depreciation for furniture, fixtures and equipment and buildings are three to fifteen and seven to forty-five years, respectively.

Real Estate Acquired by Foreclosure. Properties acquired by foreclosure in compliance with HUD servicing guidelines are included in "Real estate acquired by foreclosure" and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2009, FHN had $11.5 million in these foreclosed properties. All other real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Losses arising at foreclosure are charged to the appropriate reserve.

Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.

Intangible Assets. Intangible assets consist of "Other intangible assets" and "Goodwill." The "Other intangible assets" represents identified intangible assets, including customer lists, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. Goodwill represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets. On an annual basis, FHN tests goodwill for impairment. For the year ended December 31, 2007, as a result of impairment assessments completed in relation to two full-service First Horizon Bank branches sold as part of FHN's restructuring, repositioning, and efficiency initiatives, a goodwill impairment of $13.0 million and impairments of other intangible assets of $.9 million were recognized. Additionally, in fourth quarter 2007, FHN incurred a noncash impairment charge of $71.1 million for the writedown of goodwill associated with the Mortgage Banking business segment. While impairment of "Goodwill" recognized was immaterial to FHN for the year ended December 31, 2008, impairments of other intangible assets of $4.0 million were recognized during 2008 in relation to FHN's divestiture of certain mortgage banking operations and from the change in FHN's national banking strategy. For the year ended December 31, 2009, goodwill impairments of $16.6 million and an impairment of other intangible assets of $.2 million were recognized as a result of impairment assessments completed in relation to an agreement to sell FTN Equity Capital Markets ("FTN ECM") and in relation to the disposal of the First Horizon Insurance business in the Atlanta area. See Note 26 – Restructuring,

Repositioning, and Efficiency Initiatives for additional information regarding the impairments of other intangible assets during 2008 and the impairments of goodwill and other intangible assets during 2007 and 2009. See Note 7 – Intangible Assets for additional information regarding the goodwill impairment charge recognized by the Mortgage Banking business segment in 2007.

Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with ASC 815 which requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders' equity or current earnings. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies.

FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge, cash flow hedge or free-standing derivative instrument entered into as an economic hedge or to meet customers' needs. All transactions designated as ASC 815 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional information.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Advertising and Public Relations. Advertising and public relations costs are generally expensed as incurred.

Income Taxes. FHN accounts for income taxes using the liability method pursuant to ASC 740, "Income Taxes." Under this method, FHN's deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to its cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2006. The Internal Revenue Service ("IRS") is currently examining tax years 2006-2008. All proposed adjustments with respect to examinations of federal returns filed for 2005 and prior years have been settled.

FHN adopted the provisions of a Codification update to ASC 740 on January 1, 2007. As a result of the implementation of the provisions of the Codification update, FHN recognized a $.9 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of undivided profits. The total balance of unrecognized tax benefits at December 31, 2009 and December 31, 2008, respectively, were $30.0 million and $31.1 million. FHN does not expect that unrecognized tax benefits will significantly increase or decrease within the next twelve months. FHN recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. FHN had approximately $7.6 million and $6.0 million accrued for the payment of interest at December 31, 2009 and December 31, 2008, respectively.

Earnings per Share. Earnings per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share in net income periods is computed by dividing net income available to common shareholders by the

weighted average number of common shares adjusted to include the number of additional common shares that would have been outstanding if the potential dilutive common shares resulting from options granted under FHN's stock option plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation. Diluted earnings per share does not reflect an adjustment for potentially dilutive shares in net loss periods. As a result of the stock dividends declared in 2008 and 2009, weighted average basic and diluted shares were restated to reflect the effect of the stock dividends.

Equity Compensation. FHN accounts for its employee stock-based compensation plans using the grant date fair value of an award to determine the expense to be recognized over the life of the award. For awards with service vesting criteria, expense is recognized using the straight-line method over the requisite service period (generally the vesting period) and is adjusted for anticipated forfeitures. For awards vesting based on a performance measure, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period. The fair value of equity awards with cash payout requirements, as well as awards for which fair value cannot be estimated at grant date, is remeasured each reporting period through vesting date. Awards are amortized using the nonsubstantive vesting methodology which requires that expense associated with awards having only service vesting criteria that continue vesting after retirement be recognized over a period ending no later than an employee's retirement eligibility date.

Accounting Changes. Effective December 31, 2009, FHN adopted the provisions of the FASB Codification Update to ASC 715 which provides detailed disclosure requirements to enhance the disclosures about an employer's postretirement benefit plan assets currently required by ASC 715-20-50. Upon adoption of the amendments to ASC 715, FHN revised its disclosures accordingly.

Effective December 31, 2009, FHN adopted the provisions of FASB Accounting Standards Update 2010-02, "Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification" (ASU 2010-02). ASU 2010-02 clarifies the scope of the decrease in ownership guidance in ASC 810-10 and expands the disclosures required upon deconsolidation of a subsidiary under ASC 810-10-50-1B. The adoption of the Codification update to ASC 810-10 had no effect on FHN's statement of condition or results of operations.

Effective December 31, 2009, FHN adopted the provisions of FASB Accounting Standards Update 2009-05, "Measuring Liabilities at Fair Value" (ASU 2009-05). ASU 2009-05 updates ASC 820 to clarify that a quoted price for the identical liability, when traded as an asset in an active market, is a Level 1 measurement for that liability when no adjustment to the quoted price is required. ASU 2009-05 further amends ASC 820 to provide that if a quoted price for an identical liability does not exist in an active market, the fair value of the liability should be measured using an approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Under the updated provisions of ASC 820, for such liabilities fair value will be measured using either a valuation technique that uses the quoted price of the identical liability when traded as an asset, a valuation technique that uses the quoted price for similar liabilities or similar liabilities when traded as an asset, or another valuation technique that is consistent with the principles of ASC 820. The adoption of the Codification update to ASC 820 had no material effect on FHN's statement of condition or results of operations.

Effective September 30, 2009, FHN adopted the provisions of FASB Accounting Standards Update 2009-01 which creates ASC 105, "Generally Accepted Accounting Principles." ASC 105 establishes the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP, other than guidance issued by the SEC. Under ASC 105, all guidance contained in the FASB Accounting Standards Codification carries an equal level of authority, with ASC 105 superseding all non-SEC accounting and reporting standards which existed as of its effective date. The effect of adopting the provisions of ASC 105 was immaterial to FHN. In accordance with ASC 105, all references to authoritative accounting standards have been revised to reflect their Codification citation.

Effective June 30, 2009, FHN adopted the provisions of the FASB Codification update to ASC 825-10-50, which requires disclosures about fair value of financial instruments in interim financial statements. ASC 825-10-50, as amended, requires that disclosures be included in both interim and annual financial statements of the methods and significant assumptions used to estimate the fair value of financial instruments. Comparative disclosures are

required only for periods ending subsequent to initial adoption. Upon adoption of the amendments to ASC 825-10-50, FHN revised its disclosures accordingly.

Effective June 30, 2009, FHN adopted ASC 855-10 which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855-10-50 requires disclosure of the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. An assessment of subsequent events must be performed for both interim and annual reporting periods. FHN initially applied the guidance of ASC 855-10 when assessing subsequent events through the time of the filing of the financial statements for the quarter ended June 30, 2009, and the effects of adoption were not material.

In April 2009, the FASB issued a Codification update to ASC 320-10-35 which replaces the "intent and ability to hold to recovery" indicator of other-than-temporary impairment in ASC 320-10-35 for debt securities. The updated provisions of ASC 320-10-35 specify that a debt security is considered other-than-temporarily impaired when an entity's management intends to sell the security or that it is more-likely-than-not that the entity will be required to sell the security prior to recovery of its cost basis. ASC 320-10-35, as amended, requires that for impaired held-to-maturity and available-for-sale debt securities that an entity does not intend to sell and will not be required to sell prior to recovery but for which credit losses exist, the other-than-temporary impairment should be separated between the total impairment related to credit losses, which should be recognized in current earnings, and the amount of impairment related to all other factors, which should be recognized in other comprehensive income. ASC 320-10-35, as amended, discusses the proper interaction of its guidance with SEC Staff Accounting Bulletin Topic 5M, which provides additional factors that must be considered in an other-than-temporary impairment analysis. ASC 320-10-35, as amended, also provides that in periods in which other-than-temporary impairments are recognized, the total impairment must be presented in the investor's income statement with an offset for the amount of total impairment that is recognized in other comprehensive income. ASC 320-10-35 requires additional disclosures including a rollforward of amounts recognized in earnings for debt securities for which an other-than-temporary impairment has been recognized and the noncredit portion of the other-than-temporary impairment that has been recognized in other comprehensive income. FHN initially applied the guidance provided in the Codification update to ASC 320-10-35 when assessing debt securities for other-than-temporary impairment as of March 31, 2009 and the effects of adoption were not material.

In April 2009, the FASB issued a Codification update to ASC 820-10 which provides factors that an entity should consider when determining whether a market for an asset is not active. If after evaluating the relevant factors, the evidence indicates that a market is not active, ASC 820-10 provides an additional list of factors that an entity must consider when determining whether events and circumstances indicate that a transaction which occurred in such inactive market is orderly. ASC 820-10, as amended, requires that entities place more weight on observable transactions determined to be orderly and less weight on transactions for which there is insufficient information to determine whether the transaction is orderly when determining the fair value of an asset or liability. The Codification update to ASC 820-10 requires enhanced disclosures, including disclosure of a change in valuation technique which results from its application and disclosure of fair value measurements for debt and equity securities by major security types. FHN initially applied the guidance provided in the Codification update to ASC 820-10 in its fair value measurements as of March 31, 2009 and the effects of adoption were not significant.

Effective January 1, 2009, FHN adopted the provisions of the Codification update to ASC 820 for existing fair value measurement requirements related to non-financial assets and liabilities which are recognized at fair value on a non-recurring basis. The effective date for the application of ASC 820's measurement framework to such non-financial assets and liabilities was previously delayed under transitional guidance issued by the FASB. ASC 820, as amended, establishes a hierarchy to be used in performing measurements of fair value. Additionally, the updated provisions of ASC 820 emphasize that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. ASC 820, as amended, also provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. The effect of adopting the updated provisions of ASC 820 for non-financial assets and liabilities which are recognized at fair value on a non-recurring basis on January 1, 2009, was not significant to FHN. Effective January 1, 2008, FHN adopted ASC 820's Codification update for existing fair value measurement requirements related to financial assets and liabilities as

well as to non-financial assets and liabilities which are remeasured at least annually. Upon the adoption of the updated provisions of ASC 820 for financial assets and liabilities as well as non-financial assets and liabilities remeasured at least annually on January 1, 2008, a negative after-tax cumulative-effect adjustment of $12.5 million was made to the opening balance of undivided profits for interest rate lock commitments which FHN previously measured under the guidance of ASC 815-10-45. The effect of the change in accounting for these interest rate lock commitments produced a positive effect of $19.4 million on 2008 pre-tax earnings as existing commitments were delivered as loans and additional commitments that would have been deferred under the guidance of ASC 815-10-45 were made. Substantially all commitments existing at August 31, 2008 were sold.

Effective January 1, 2009, FHN adopted the provisions of the Codification update to ASC 805 and ASC 810. ASC 805, as amended, requires that an acquirer recognize the assets acquired and liabilities assumed in a business combination, as well as any noncontrolling interest in the acquiree, at their fair values as of the acquisition date, with limited exceptions. Additionally, the updated provisions of ASC 805 provide that an acquirer cannot specify an effective date for a business combination that is separate from the acquisition date. ASC 805, as amended, also provides that acquisition-related costs which an acquirer incurs should be expensed in the period in which the costs are incurred and the services are received. ASC 810, as amended, requires that acquired assets and liabilities be measured at full fair value without consideration to ownership percentage. Under the updated provisions of ASC 810, any noncontrolling interests in an acquiree should be presented as a separate component of equity rather than on a mezzanine level. Additionally, ASC 810, as amended, provides that net income or loss should be reported in the consolidated income statement at its consolidated amount, with disclosure on the face of the consolidated income statement of the amount of consolidated net income which is attributable to the parent and noncontrolling interests, respectively. The retrospective application of ASC 810's presentation and disclosure requirements resulted in an increase to consolidated net income of $14.0 million for 2008 and $18.8 million for 2007. FHN also recognized an increase of total shareholders' equity of $295.2 million upon adoption of the amendments to ASC 810 as a result of reclassifying the noncontrolling interest previously recognized on the Consolidated Statements of Condition as "Preferred stock of subsidiary" as a separate component of equity.

Effective January 1, 2009, FHN adopted the provisions of an additional Codification update to ASC 805 which requires that an acquirer recognize at fair value as of the acquisition date an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of the asset or liability can be determined during the measurement period. ASC 805, as amended, provides that if the acquisition-date fair value of an asset acquired or liability assumed in a business combination that arises from a contingency cannot be determined during the measurement period, the asset or liability should be recognized at the acquisition date if information available before the end of the measurement period indicates that it is probable that an asset existed or a liability had been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated. Additionally, ASC 805, as amended, requires enhanced disclosures regarding assets and liabilities arising from contingencies which are recognized at the acquisition date of a business combination, including the nature of the contingencies, the amounts recognized at the acquisition date and the measurement basis applied. The adoption of the Codification update to ASC 805 had no effect on FHN's statement of condition or results of operations.

Effective January 1, 2009, FHN adopted the provisions of the Codification update to ASC 815-10-50 which provides amendments that enhance disclosures related to derivatives accounted for in accordance with ASC 815 and reconsiders existing disclosure requirements for such derivatives and any related hedging items. The additional disclosures provided in ASC 815-10-50, as amended, are required for both interim and annual reporting periods. Upon adoption of the Codification update to ASC 815-10-50, FHN revised its disclosures accordingly.

FHN also adopted the provisions of the Codification update to ASC 860-10 as of January 1, 2009, for initial transfers of financial assets executed after such date. The Codification update amends ASC 860-10 to permit a transferor and transferee to separately account for an initial transfer of a financial asset and a related repurchase financing that are entered into contemporaneously with, or in contemplation of, one another if certain specified conditions are met at the inception of the transaction. ASC 860-10, as amended, requires that the two transactions have a valid and distinct business or economic purpose for being entered into separately and that the repurchase financing not result in the initial transferor regaining control over the previously transferred financial asset. The effect of adopting the Codification update to ASC 860-10 was immaterial to FHN.

Note 1 ❑ Summary of Significant Accounting Policies (continued)

Effective December 31, 2008, FHN adopted the provisions of the Codification update to ASC 325 which aligns its impairment model for beneficial interests in securitized financial assets with the impairment model in ASC 320, resulting in a consistent determination of whether other-than-temporary impairments of available for sale or held to maturity debt securities have occurred. Since FHN recognizes all retained interests from securitization transactions at fair value as trading securities and as all of its beneficial interests classified as available for sale securities are outside the scope of ASC 325, the effect of adopting the Codification update to ASC 325 was immaterial to FHN.

Effective December 31, 2008, FHN adopted the provisions of the Codification update to ASC 810 and ASC 860 which require additional disclosures related to transfers of financial assets as well as FHN's involvement with variable interest entities and qualifying special purpose entities. Upon adoption of the Codification update to ASC 810 and ASC 860, FHN revised its disclosures accordingly.

Effective December 31, 2008, FHN adopted the provisions of the Codification update to ASC 815-10-50 which requires sellers of credit derivatives and similar guarantee contracts to make disclosures regarding the nature, term, fair value, potential losses, and recourse provisions for those contracts. Since FHN is not a seller of credit derivatives or similar financial guarantees, the effect of adopting the Codification update to ASC 815-10-50 was immaterial to FHN.

Effective January 1, 2008, FHN adopted the provisions of the Codification update to ASC 825 which allows an irrevocable election to measure certain financial assets and liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under ASC 825, the fair value option may only be elected at the time of initial recognition of a financial asset or liability or upon the occurrence of certain specified events. Additionally, ASC 825 provides that application of the fair value option must be based on the fair value of an entire financial asset or liability and not selected risks inherent in those assets or liabilities. ASC 825 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. ASC 825 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. Upon adoption of the updated provisions of ASC 825, FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes. Additionally, in accordance with ASC 825's amendment of ASC 320, FHN began prospectively classifying cash flows associated with its retained interests in securitizations recognized as trading securities within investing activities in the Consolidated Statements of Cash Flows.

Effective January 1, 2008, FHN adopted SEC Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB No. 109) prospectively for derivative loan commitments issued or modified after that date. SAB No. 109 rescinds SAB No. 105's prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB No. 109 also applies to any loan commitments for which fair value accounting is elected under ASC 825. FHN did not elect fair value accounting for any other loan commitments under ASC 825. The prospective application of SAB No. 109 and the prospective election to recognize substantially all new mortgage loan originations at fair value under ASC 825 resulted in a positive net impact of $1.0 million on 2008 pre-tax earnings.

Effective January 1, 2008, FHN adopted the provisions of the Codification update which amended ASC 820 to exclude ASC 840, "Leases," from its scope. The adoption of the Codification update to ASC 820 had no effect on FHN's statement of condition or results of operations.

Effective January 1, 2008, FHN adopted the provisions of the Codification update to ASC 715 which requires that a liability be recognized for contracts written to employees which provide future postretirement benefits that are covered by endorsement split-dollar life insurance arrangements because such obligations are not considered to be effectively settled upon entering into the related insurance arrangements. FHN recognized a decrease to undivided profits of $8.5 million, net of tax, upon adoption of the amendments to ASC 715.

Effective January 1, 2008, FHN adopted the provisions of the Codification update to ASC 815 which permits the offsetting of fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty

under the same master netting arrangement. Upon adoption of the amendments to ASC 815, entities were permitted to change their previous accounting policy election to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. ASC 815, as amended, requires additional disclosures for derivatives and collateral associated with master netting arrangements, including the separate disclosure of amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting arrangements as of the end of each reporting period for entities that made an accounting policy decision to not offset fair value amounts. FHN retained its previous accounting policy election to not offset fair value amounts recognized for derivative instruments under master netting arrangements upon adoption of the updated provisions of ASC 815, and has revised its disclosures accordingly.

FHN also adopted the provisions of the Codification update to ASC 815-20-25 as of January 1, 2008, for hedging relationships designated on or after such date. The updated provisions of ASC 815-20-25 explicitly permit use of the shortcut method for hedging relationships in which an interest rate swap has a nonzero fair value at inception of the hedging relationship which is attributable solely to the existence of a bid-ask spread in the entity's principal market under ASC 820. Additionally, ASC 815-20-25, as amended, allows an entity to apply the shortcut method to a qualifying fair value hedge when the hedged item has a trade date that differs from its settlement date because of generally established conventions in the marketplace in which the transaction to acquire or issue the hedged item is executed. Preexisting shortcut hedging relationships were analyzed as of the adoption date of the amendments to ASC 815-20-25 to determine whether they complied with the revised shortcut criteria at their inception or should be dedesignated prospectively. The adoption of the updated provisions of ASC 815-20-25 had no effect on FHN's financial position or results of operations as all of FHN's preexisting hedging relationships met the requirements of ASC 815-20-25, as amended, at their inception.

Effective January 1, 2007, FHN adopted the provisions of the Codification update to ASC 815-15-25 which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, ASC 815-15-25, as amended, clarifies the accounting guidance for beneficial interests in securitizations. Under the provisions of the Codification update, all beneficial interests in a securitization require an assessment in accordance with ASC 815-15-25 to determine if an embedded derivative exists within the instrument. In addition, effective January 1, 2007, FHN adopted the provisions of an additional Codification update to ASC 815-15-25 which provides an exemption from the embedded derivative test of ASC 815-15-25-26(b) for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. Since FHN presents all retained interests in its proprietary securitizations as trading securities and due to the clarifying guidance of ASC 815-15-25, as amended, the impact of adopting the Codification update to ASC 815-15-25 was immaterial to the results of operations.

Effective January 1, 2007, FHN adopted the provisions of the Codification update to ASC 740 which provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740, as amended, also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. Upon adoption of the updated provisions of ASC 740, FHN recognized a cumulative effect adjustment that decreased the beginning balance of undivided profits in the amount of $.9 million for differences between the tax benefits recognized in the statements of condition prior to the adoption of the Codification update to ASC 740 and the amounts reported after adoption.

Effective January 1, 2007, FHN adopted the provisions of the Codification update to ASC 325-30 which provides that in addition to cash surrender value, the asset recognized for a life insurance contract should consider certain other provisions included in a policy's contractual terms with additional amounts being discounted if receivable beyond one year. Additionally, ASC 325-30, as amended, requires that the determination of the amount that could be realized under an insurance contract be performed at the individual policy level. FHN recognized a reduction of undivided profits in the amount of $.5 million as a result of adopting the Codification update to ASC 325-30.

Effective January 1, 2007, FHN elected early adoption of the final provisions of the Codification update to ASC 715 which required that the annual measurement date of a defined benefit postretirement plan's assets and liabilities be as of the date of the financial statements. As a result of adopting the measurement date provisions of the Codification update to ASC 715, total equity was increased by $6.2 million on January 1, 2007, consisting of a

reduction to undivided profits of $2.1 million and a credit to accumulated other comprehensive income of $8.3 million.

Accounting Changes Issued but Not Currently Effective In January 2010, the FASB issued Accounting Standards Update 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06), which updates ASC 820 to require disclosure of significant transfers into and out of Level 1 and Level 2 of the fair value hierarchy, as well as disclosure of an entity's policy for determining when transfers between all levels of the hierarchy are recognized. ASC 820, as amended, also provides enhanced disclosure requirements regarding purchases, sales, issuances, and settlements related to recurring Level 3 measurements, and requires separate disclosure in the Level 3 reconciliation of total gains and losses recognized in other comprehensive income. The updated provisions of ASC 820 require that fair value measurement disclosures be provided by each "class" of assets and liabilities, and that disclosures providing a description of the valuation techniques and inputs used to measure fair value be included for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. The provisions of ASU 2010-06 are effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis which will be effective for periods beginning after December 15, 2010. Comparative disclosures are required only for periods ending subsequent to initial adoption. FHN is currently assessing the effects of adopting the provisions of ASU 2010-06.

In June 2009, the FASB issued guidance, the provisions of which have been subsequently reissued as Accounting Standards Update 2009-16, "Accounting for Transfers of Financial Assets" (ASU 2009-16). ASU 2009-16 updates ASC 860 to provide for the removal of the qualifying special purpose entity ("QSPE") concept from GAAP, resulting in the evaluation of all former QSPEs for consolidation on and after January 1, 2010 in accordance with ASC 810. The amendments to ASC 860 modify the criteria for achieving sale accounting for transfers of financial assets and define the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The updated provisions of ASC 860 also provide that a transferor should recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. ASC 860, as amended, requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. The provisions of ASU 2009-16 are effective prospectively for new transfers of financial assets occurring in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years. ASC 860's amended disclosure requirements should be applied to transfers that occurred both before and after the effective date of the Codification update, with comparative disclosures required only for periods subsequent to initial adoption for those disclosures not previously required under the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. The effect of adopting the provisions of ASU 2009-16 will not be material to FHN.

In June 2009, the FASB issued guidance, the provisions of which have been subsequently reissued as Accounting Standards Update 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" (ASU 2009-17). ASU 2009-17 amends ASC 810 to revise the criteria for determining the primary beneficiary of a variable interest entity ("VIE") by replacing the quantitative-based risks and rewards test previously required with a qualitative analysis. While ASC 810, as amended, retains the previous guidance in ASC 810 which requires a reassessment of whether an entity is a VIE only when certain triggering events occur, it adds an additional criteria which triggers a reassessment of an entity's status when an event occurs such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. Additionally, the amendments to ASC 810 require continual reconsideration of conclusions regarding which interest holder is the VIE's primary beneficiary. Following the Codification update, ASC 810 will require separate presentation on the face of the balance sheet of the assets of a consolidated VIE that can only be used to settle the VIE's obligations and the liabilities of a consolidated VIE for which creditors or beneficial interest holders have no recourse to the general credit of the primary beneficiary (e.g., consolidated residential mortgage securitization trusts). ASC 810, as amended, also requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. The provisions of ASU 2009-17 are effective for periods beginning after November 15,

Note 1 ❑ Summary of Significant Accounting Policies (continued)

2009 and require reevaluation under ASC 810's amended consolidation requirements of all QSPEs and entities currently subject to ASC 810 as of the beginning of the first annual period that begins after November 15, 2009. If consolidation of a VIE is required upon initial adoption, the assets, liabilities, and noncontrolling interests of the VIE should be measured at their carrying amounts as if ASC 810, as amended, had been applied from inception of the VIE, with any difference between the net amounts recognized and the amount of any previously recognized interests reflected as a cumulative effect adjustment to undivided profits. However, if determining the carrying amounts is not practicable, the assets, liabilities, and noncontrolling interests of the VIE may be measured at fair value. Further, if determining the carrying amounts is not practicable, and if the activities of the VIE are primarily related to securitizations or other forms of asset-backed financings and the assets of the VIE can be used only to settle obligations of the entity, then the assets and liabilities of the VIE may be measured at their unpaid principal balances. The fair value option provided under ASC 825 may also be elected for financial assets and financial liabilities requiring consolidation as a result of initial adoption, provided that the election is made for all eligible financial assets and financial liabilities of the VIE. If initial application of the amendments to ASC 810 results in deconsolidation of a VIE, any retained interest in the VIE should be measured at its carrying value as if ASC 810, as amended, had been applied from inception of the VIE. Comparative disclosures are required only for periods subsequent to initial adoption for those disclosures not previously required under the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008.

FHN is continuing to assess the effects of adopting the provisions of ASU 2009-17 on all of its proprietary residential mortgage securitization trusts based on the size and priority of interests retained. Based on its current level of involvement, upon adoption of the Codification update to ASC 810, FHN anticipates that consumer loans with an aggregate unpaid principal balance of approximately $250 million will be prospectively consolidated as the retention of MSR and other retained interests, including residual interests and subordinated bonds, results in FHN being considered the related trusts' primary beneficiary under the qualitative analysis required by ASC 810, as amended.

Additionally, FHN has determined that calculation of carrying values is not practicable and thus it anticipates using the unpaid principal balance measurement methodology upon adoption, with the ALLL related to the newly consolidated loans determined using FHN's standard practices. Upon adoption of the provisions of ASU 2009-17, MSR and trading assets held in relation to the newly consolidated trusts will be removed from the Consolidated Statements of Condition. FHN expects to recognize an increase to the opening balance of undivided profits approximating $6.0 million for the cumulative effect of adopting the amendments to ASC 810. An adjustment to the ALLL through provision approximating $10 million ($6 million, net of tax) is expected to be recognized by FHN in first quarter 2010 in relation to the newly consolidated loans.

Note 2 ❑ Acquisitions/Divestitures

In 2009, FHN continued its efforts to refocus on core businesses and executed the sale and closure of FHN's Atlanta insurance business and Louisville First Express Remittance Processing location ("FERP"). FHN recognized a loss of $7.5 million on the sale of the Atlanta insurance business and a $1.7 million loss on the FERP divestiture. These losses are reflected on the Consolidated Statements of Income as a loss on divestiture within noninterest income. The losses on divestitures primarily reflect goodwill write-offs associated with the sale. Additionally, FHN recognized a goodwill impairment associated with certain assets excluded from the sale of the Atlanta insurance business. The loss is reflected as a goodwill impairment within nointerest expense on the Consolidated Statements of Income. See Note 7 — Intangible Assets for further discussion. FHN continues to have an insurance business within its Tennessee banking footprint and continues to operate other remittance processing locations.

In 2009, FHN reached a definitive agreement for the sale of FTN ECM, the institutional equity research division of FTN Financial. As a result of this agreement, FHN incurred a pre-tax goodwill impairment of $14.3 million (approximately $9 million after taxes) in 2009. The financial results of FTN ECM, including the goodwill impairment, are reflected in the Income/loss from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented. During first quarter 2010, the contracted sale of FTN ECM failed to close, and FHN exited this business.

Note 2 ❑ Acquisitions/Divestitures (continued)

Effective August 31, 2008, FHN sold more than 230 retail and wholesale mortgage origination offices nationwide, the loan origination and servicing platform, substantially all of FHN's mortgage origination pipeline and related hedges, certain fixed assets, and other associated assets to MetLife. MetLife did not acquire any portion of FHN's mortgage loan warehouse. FHN retained its mortgage operations in and around Tennessee, continuing to originate home loans for customers in its regional banking market footprint. FHN also sold servicing assets and related hedges, on $19.1 billion of first lien mortgage loans and associated custodial deposits. Additionally, FHN entered into a subservicing agreement with MetLife for the remainder of FHN's servicing portfolio. MetLife generally paid book value for the assets and liabilities it acquired, less a purchase price reduction. The assets and liabilities related to the mortgage operations divested were included in the Mortgage Banking segment and were reflected as "divestiture" on the Consolidated Statements of Condition for the reporting period ended June 30, 2008. FHN recognized a loss on divestiture of $17.5 million in the third quarter 2008 and a gain on divestiture of $0.9 million in the fourth quarter of 2008. Gains and losses related to this transaction were included in the noninterest income section of the Consolidated Statements of Income as gains/losses on divestitures.

Due to efforts initiated by FHN in 2007 to improve profitability, FHN sold 34 branches in Atlanta, Baltimore, Dallas, and Northern Virginia which were outside the Regional Bank's footprint. The First Horizon Bank branch sales were completed in both 2007 and 2008. These divestitures resulted in aggregate gains of $15.7 million during 2007 and losses of $2.4 million during 2008. These transactions resulted in the transfer of certain loans, certain fixed assets (including branch locations), and assumption of all the deposit relationships of the First Horizon Bank branches that were divested. The assets and liabilities related to the First Horizon Bank branches were included in the Regional Banking segment and were reflected as "divestiture" on the Consolidated Statements of Condition for reporting periods ended prior to June 30, 2008. The gains and losses realized on the disposition of First Horizon Bank branches were included in the noninterest income section of the Consolidated Statements of Income as gains/losses on divestitures.

In addition to the divestitures mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate.

Note 3 ❑ Investment Securities

The following tables summarize FHN's available for sale securities on December 31, 2009 and 2008:

	On December 31, 2009			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Treasuries	$ 47,983	$ 146	$ -	$ 48,129
Government agency issued MBS (a)	941,392	58,685	-	1,000,077
Government agency issued CMO (a)	1,148,599	42,919	(2,088)	1,189,430
Other U.S. government agencies (a)	111,849	6,296	-	118,145
States and municipalities	44,400	-	-	44,400
Equity (b)	293,318	450	(177)	293,591
Other	667	29	-	696
Total securities available for sale (c)	**$2,588,208**	**$108,525**	**$(2,265)**	**$2,694,468**

(a) Includes securities issued by government sponsored entities.
(b) Includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $66.3 million. The remainder is money market, venture capital, and cost method investments.
(c) Includes $2.3 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes. As of December 31, 2009, FHN had pledged $1.5 billion of the $2.3 billion pledged available for sale securities as collateral for securities sold under repurchase agreements. Additionally, $44.0 million is restricted pursuant to reinsurance contract agreements.

	On December 31, 2008			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Treasuries	$ 47,911	$ 809	$ -	$ 48,720
Government agency issued MBS (a)	1,217,608	31,909	-	1,249,517
Government agency issued CMO (a)	1,303,378	34,602	-	1,337,980
Other U.S. government agencies (a)	131,216	2,485	-	133,701
States and municipalities	65,915	-	(555)	65,360
Equity (b)	287,663	33	-	287,696
Other	2,214	-	(35)	2,179
Total securities available for sale (c)	$3,055,905	$69,838	$(590)	$3,125,153

(a) Includes securities issued by government sponsored entities.
(b) Includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $44.3 million. The remainder is money market, venture capital, and cost method investments.
(c) Includes $2.7 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes. As of December 31, 2008, FHN had pledged $1.5 billion of the $2.7 billion pledged available for sale securities as collateral for securities sold under repurchase agreements. Additionally, $53.8 million is restricted pursuant to reinsurance contract agreements.

National banks chartered by the federal government are, by law, members of the Federal Reserve System. Each member bank is required to own stock in its regional Federal Reserve Bank. Given this requirement, Federal Reserve stock may not be sold, traded, or pledged as collateral for loans. Membership in the Federal Home Loan Bank (FHLB) network requires ownership of capital stock. Member banks are entitled to borrow funds from the FHLB and are required to pledge mortgage loans as collateral. Investments in the FHLB are non-transferable and, generally, membership is maintained primarily to provide a source of liquidity as needed.

Note 3 ❑ Investment Securities (continued)

Provided below are the amortized cost and fair value by contractual maturity for the available for sale securities portfolio on December 31, 2009:

(Dollars in thousands)	Available for Sale Amortized Cost	Available for Sale Fair Value
Within 1 year	$ 39,987	$ 40,114
After 1 year; within 5 years	27,351	28,486
After 5 years; within 10 years	95,734	100,914
After 10 years	41,160	41,160
Subtotal	204,232	210,674
Government agency issued MBS and CMO	2,089,991	2,189,507
Equity and other securities	293,985	294,287
Total	**$2,588,208**	**$2,694,468**

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on realized gross gains and realized gross losses resulting from sales of the available for sale portfolio for the twelve months ended December 31:

(Dollars in thousands)	Available for Sale Debt	Available for Sale Equity	Available for Sale Total
December 31, 2009			
Gross gains on sales	$ -	$ 2,032	$ 2,032
Gross losses on sales	-	(381)	(381)
December 31, 2008			
Gross gains on sales	$ -	$67,253	$67,253
Gross losses on sales	-	-	-
December 31, 2007			
Gross gains on sales	$6,289	$ 3,914	$10,203
Gross losses on sales	-	(1,440)	(1,440)

Certain previously reported amounts have been reclassified to agree with current presentation.

Proceeds from the sale of AFS securities associated with the gains and losses reflected in the table above for the years 2009, 2008, and 2007, were $4.4 million, $110.5 million, and $602.1 million, respectively.

Losses totaling $.5 million, $1.5 million, and $10.4 million for the years 2009, 2008, and 2007, respectively, were recognized for securities that, in the opinion of management have been other-than-temporarily impaired. The other-than-temporarily impaired securities are related to cost method investment securities.

Note 3 ❑ Investment Securities (continued)

The following tables provide information on investments within the available for sale portfolio that have unrealized losses on December 31, 2009 and 2008:

	On December 31, 2009					
	Less than 12 months		12 Months or Longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government agency issued CMO	$142,430	$(2,088)	$ -	$ -	$142,430	$(2,088)
Total debt securities	142,430	(2,088)	-	-	142,430	(2,088)
Equity	-	-	55	(177)	55	(177)
Total temporarily impaired securities	**$142,430**	**$(2,088)**	**$55**	**$(177)**	**$142,485**	**$(2,265)**

	On December 31, 2008					
	Less than 12 months		12 Months or Longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
States and municipalities	$945	$(555)	$ -	$ -	$ 945	$(555)
Other	-	-	813	(35)	813	(35)
Total debt securities	945	(555)	813	(35)	1,758	(590)
Total temporarily impaired securities	$945	$(555)	$813	$(35)	$1,758	$(590)

FHN has reviewed investment securities that are in unrealized loss positions in accordance with its accounting policy for other-than-temporary impairment and does not consider them other-than-temporarily impaired. FHN does not intend to sell the debt securities and it is more-likely-than-not that FHN will not be required to sell the securities prior to recovery. Additionally, the decline in value is primarily attributable to interest rates and not credit losses. For equity securities, FHN has both the ability and intent to hold these securities for the time necessary to recover the amortized cost.

Note 4 ❑ Loans

A summary of the major categories of loans outstanding on December 31 is shown below:

(Dollars in thousands)	**2009**	2008
Commercial:		
Commercial, financial and industrial	**$ 7,159,370**	$ 7,863,727
Real estate commercial	**1,479,888**	1,454,040
Real estate construction	**924,475**	1,778,140
Retail:		
Real estate residential	**7,362,458**	8,161,435
Real estate construction	**229,487**	980,798
Other retail	**121,526**	135,779
Credit card receivables	**192,036**	189,554
Real estate loans pledged against other collateralized borrowings	**654,644**	714,717
Loans, net of unearned income	**18,123,884**	21,278,190
Allowance for loan losses	**896,914**	849,210
Total net loans	**$17,226,970**	$20,428,980

On December 31, 2009, $4.4 billion of Commercial, Financial, and Industrial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. Additionally, $7.9 billion of Residential Real Estate loans were pledged to secure borrowings from the Federal Home Loan Bank.

FHN has a significant concentration of loans secured by residential real estate (49 percent of total loans), the majority of which is in the retail real estate residential portfolio including real estate loans pledged against other collateralized borrowings (44 percent of total loans). This portfolio is primarily comprised of home equity lines and loans. While this portfolio has been stressed by the downturn in the housing market and rising unemployment, it contains loans extended to strong borrowers with high credit scores and is geographically diversified. Most of the remaining residential real estate loans are in the winding-down national construction portfolios (5 percent of total loans) whose exposures have been significantly reduced since 2008.

Additionally, on December 31, 2009, FHN had bank-related and trust preferred loans (including loans to bank and insurance-related businesses) totaling $.7 billion (4 percent of total loans) that are included within the Commercial, Financial, and Industrial portfolio. Due to higher credit losses experienced throughout the financial services industry and the limited availability of market liquidity, these loans have experienced stress during the economic downturn.

On December 31, 2009, FHN did not have any concentrations of Commercial, Financial, and Industrial loans in any single industry of 10 percent or more of total loans.

Nonperforming loans consist of loans which management has identified as impaired, other nonaccrual loans, and loans that have been restructured. On December 31, 2009 and 2008, there were no significant outstanding commitments to advance additional funds to customers whose loans had been restructured. The following table presents nonperforming loans on December 31:

(Dollars in thousands)	**2009**	2008
Impaired loans	**$509,073**	$ 474,090
Other nonaccrual loans*	**428,611**	579,558
Total nonperforming loans	**$937,684**	$1,053,648

* On December 31, 2009 and 2008, other nonaccrual loans included $38.3 million and $8.5 million, respectively, of loans held for sale.

Generally, when a loan is placed on nonaccrual status, FHN applies the entire amount of any subsequent payments (including interest) to the outstanding principal balance. Consequently, a substantial portion of the interest received related to nonaccrual loans has been applied to principal. Under the original terms of the loan,

Note 4 ❑ Loans (continued)

interest income would have been approximately $27.9 million for impaired loans and $22.0 million for other nonaccrual loans outstanding on December 31, 2009. During 2008, interest income would have been approximately $32.4 million for impaired loans and $23.8 million for other nonaccrual loans under their original terms. During 2007, interest income would have been $8.8 million for impaired loans and $8.0 million for other nonaccrual loans under their original terms. The average balance of impaired loans was $532.2 million for 2009, $328.3 million for 2008, and $65.4 million for 2007. Generally, impaired commercial loans considered collateral dependent have been charged down to net realizable value and other impaired loans have an associated allowance for loan loss.

Activity in the allowance for loan losses related to non-impaired and impaired loans for years ended December 31 is summarized as follows:

(Dollars in thousands)	Non-impaired	Impaired	Total
Balance on December 31, 2006	$ 206,292	$ 9,993	$ 216,285
Provision for loan losses	221,253	51,512	272,765
Adjustment due to divestiture, acquisition or transfer	(14,943)	-	(14,943)
Charge-offs	(99,625)	(47,282)	(146,907)
Recoveries	12,906	2,235	15,141
Net charge-offs	(86,719)	(45,047)	(131,766)
Balance on December 31, 2007	325,883	16,458	342,341
Provision for loan losses	828,963	251,037	1,080,000
Adjustment due to divestiture, acquisition or transfer	(370)	-	(370)
Charge-offs	(333,462)	(258,966)	(592,428)
Recoveries	15,893	3,774	19,667
Net charge-offs	(317,569)	(255,192)	(572,761)
Balance on December 31, 2008	836,907	12,303	849,210
Provision for loan losses	555,972	324,028	880,000
Charge-offs	(553,853)	(323,108)	(876,961)
Recoveries	37,095	7,570	44,665
Net charge-offs	(516,758)	(315,538)	(832,296)
Balance on December 31, 2009	**$ 876,121**	**$ 20,793**	**$ 896,914**

Amounts due from customers on acceptances and bank acceptances outstanding of $2.9 million, $2.0 million, and $3.4 million on December 31, 2009, 2008, and 2007, respectively, and are included in other assets and in other liabilities on the Consolidated Statements of Condition. Retail real estate construction loans are a one-time close product where FHN provides construction and permanent mortgage financing to individuals for the purpose of constructing a home. Upon completion of construction, the permanent mortgage had historically been classified as held for sale and sold. Due to the market disruptions experienced in 2008, demand in the secondary market for many of these permanent mortgages decreased significantly. FHN currently transfers the loans to held for sale or retains them in the loan portfolio based upon management's ability and intent at the time of conversion to permanent financing. FHN transferred approximately $.2 million in 2009, $.1 billion in 2008, and $2.1 billion of OTC loans in 2007, from the loan portfolio to held-for-sale. Additionally, FHN transferred approximately $4.4 million, $.6 billion, and $.1 billion of real estate residential loans from held for sale into the loan portfolio in 2009, 2008, and 2007, respectively.

Note 5 ❑ Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	**2009**	2008
Land	**$ 67,047**	$ 64,201
Buildings	**333,450**	332,645
Leasehold improvements	**43,156**	57,842
Furniture, fixtures and equipment	**190,289**	221,894
Premises and equipment, at cost	**633,942**	676,582
Less accumulated depreciation and amortization	**320,118**	342,651
Premises and equipment, net	**$313,824**	$333,931

FHN is obligated under a number of noncancelable operating leases for premises and equipment with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs.

Minimum future lease payments for noncancelable operating leases on premises and equipment on December 31, 2009, are shown below:

(Dollars in thousands)	
2010	$ 32,025
2011	24,137
2012	18,880
2013	13,899
2014	9,353
2015 and after	30,943
Total minimum lease payments	$129,237

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is $11.4 million.

Rent expense incurred under all operating lease obligations for the years ended December 31 is as follows:

(Dollars in thousands)	**2009**	2008	2007
Rent expense, gross (a)	**$38,070**	$61,496	$84,130
Sublease income	**(4,368)**	(4,043)	(3,395)
Rent expense, net	**$33,702**	$57,453	$80,735

(a) Decrease primarily reflects the 2008 divestiture of certain mortgage banking operations.

Note 6 ❑ Mortgage Servicing Rights

FHN recognizes all classes of mortgage servicing rights (MSR) at fair value. Classes of MSR are established based on market inputs used to determine the fair value of the servicing asset and FHN's risk management practices. See Note 22 — Fair Value, the "Determination of Fair Value" section for a discussion of FHN's MSR valuation methodology and Note 25 — Derivatives and Off-Balance Sheet Arrangements for a discussion of how FHN hedges the fair value of MSR. The balance of MSR included on the Consolidated Statements of Condition represents the rights to service approximately $42.2 billion and $65.2 billion of mortgage loans on December 31, 2009 and 2008, respectively, for which a servicing right has been capitalized.

In third quarter 2009, FHN reviewed the allocation of fair value between MSR and excess interest from prior first lien loan sales and securitizations. As a result, $11.9 million was reclassified from trading securities to MSR retained from securitizations and $.8 million was reclassified from MSR retained from prior loan sales to trading securities. This reclassification is reflected in the rollforwards below.

Note 6 ❑ Mortgage Servicing Rights (continued)

Following is a summary of changes in capitalized MSR related to proprietary securitization activities utilizing qualifying special purpose entities (QSPEs) as of December 31, 2009 and 2008:

(Dollars in thousands)	First Liens	Second Liens	HELOC
Fair value on January 1, 2008	$ 230,311	$1,429	$2,261
Addition of mortgage servicing rights	-	-	187
Reductions due to loan payments	(22,869)	(259)	(412)
Changes in fair value due to:			
Changes in valuation model inputs or assumptions	(104,449)	(189)	(579)
Other changes in fair value	-	-	14
Fair value on January 1, 2009	102,993	981	1,471
Addition of mortgage servicing rights	-	-	11
Reductions due to loan payments	(16,646)	(98)	(314)
Reclassification from/(to) trading securities	11,853	-	-
Changes in fair value due to:			
Changes in valuation model inputs or assumptions	7,668	45	-
Fair value on December 31, 2009	**$ 105,868**	**$ 928**	**$1,168**

Servicing, late, and other ancillary fees recognized within mortgage banking income were $63.9 million, $86.6 million and $85.2 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to securitization activity. Servicing, late, and other ancillary fees recognized within all other income and commissions were $.9 million, $1.2 million and $1.5 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to securitization activity.

Following is a summary of changes in capitalized MSR related to loan sale activity as of December 31, 2009 and 2008:

(Dollars in thousands)	First Liens	Second Liens	HELOC
Fair value on January 1, 2008	$ 892,104	$24,403	$ 9,312
Addition of mortgage servicing rights	241,750	-	1,001
Reductions due to loan payments	(86,127)	(6,226)	(1,701)
Reductions due to sale	(485,759)	-	-
Changes in fair value due to:			
Changes in valuation model inputs or assumptions	(311,353)	(5,607)	(2,987)
Other changes in fair value	789	6	1,794
Fair value on January 1, 2009	251,404	12,576	7,419
Addition of mortgage servicing rights	189	-	-
Reductions due to loan payments	(41,811)	(4,679)	(2,505)
Reductions due to sale	(77,591)	(8,134)	(1,549)
Reclassification from/(to) trading securities	(776)	-	-
Changes in fair value due to:			
Changes in valuation model inputs or assumptions	60,262	-	-
Other changes in fair value	(1,430)	483	789
Fair value on December 31, 2009	**$ 190,247**	**$ 246**	**$ 4,154**

Servicing, late, and other ancillary fees recognized within mortgage banking income were $56.5 million, $146.0 million and $227.6 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to loan sale activity. Servicing, late, and other ancillary fees recognized within all other income and commissions were $11.4 million, $15.7 million and $17.3 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to loan sale activity.

Note 6 ❑ Mortgage Servicing Rights (continued)

The total value of MSR declined $74.2 million during 2009. In 2009, FHN sold the rights to service $14.2 billion of loans, which resulted in an $87.3 million reduction in MSR attributable to loan sales. The balance decreased an additional $66.1 million due to loan payments. An increase in mortgage rates during the year led to a decline in assumed prepayment speeds and resulted in an increase in value of $67.8 million.

In 2008, FHN sold the rights to service $51.8 billion of first lien loans, which resulted in a $485.8 million reduction in MSR attributable to loan sales. Included in this change is the third quarter 2008 sale of $19.1 billion of servicing included in the divestiture of certain banking operations. Changes in assumptions resulted in a decrease in MSR values as interest rate declines increased prepayment assumptions.

FHN services a portfolio of mortgage loans related to transfers performed by other parties utilizing QSPEs. FHN's servicing assets represent its sole interest in these transactions. The total MSR recognized by FHN related to these transactions was $7.0 million and $27.1 million at December 31, 2009 and 2008, respectively. The aggregate principal balance serviced by FHN for these transactions was $.9 billion and $3.3 billion at December 31, 2009 and 2008, respectively. FHN has no obligation to provide financial support and has not provided any form of support to the related trusts. The MSR recognized by FHN has been included in the first lien mortgage loans column within the rollforward of MSR resulting from loan sales activity.

As of December 31, 2009, FHN had transferred $39.7 million of MSR to third parties in transactions that did not qualify for sales treatment due to certain recourse provisions that were included within the sale agreements. These MSR are included within the first liens mortgage loans column within the rollforward of MSR resulting from loan sales activity. The proceeds from these transfers have been recognized within other short-term borrowings and commercial paper in the Consolidated Statements of Condition as of December 31, 2009 and 2008.

Note 7 ❑ Intangible Assets

The following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets (a)
December 31, 2006	$275,582	$ 64,530
Amortization expense	-	(10,959)
Impairment (b)	(84,084)	(990)
Divestitures	(3,924)	(563)
Additions	4,834	4,889
December 31, 2007	$192,408	$ 56,907
Amortization expense	-	(8,229)
Impairment	-	(4,034)
Divestitures	-	(32)
Additions	-	470
December 31, 2008	$192,408	$ 45,082
Amortization expense	-	(6,017)
Impairment (b) (c)	(16,591)	(341)
Divestitures (c)	(10,289)	(815)
Additions	-	347
December 31, 2009	**$165,528**	**$ 38,256**

(a) Represents customer lists, acquired contracts, premium on purchased deposits, and covenants not to compete.
(b) See Note 26 – Restructuring, Repositioning, and Efficiency for further details related to goodwill impairments.
(c) See Note 2 – Acquisitions/Divestitures for further details regarding goodwill included within divestitures.

The gross carrying amount of other intangible assets subject to amortization is $125.6 million on December 31, 2009, net of $87.3 million of accumulated amortization. Estimated aggregate amortization expense is expected to be $5.5 million, $5.3 million, $4.2 million, $3.9 million, and $3.6 million for the twelve-month periods of 2010, 2011, 2012, 2013, and 2014, respectively.

In 2009, FHN's Capital Markets segment incurred pre-tax goodwill impairments of $14.3 million related to the agreement to sell FTN ECM. Because the agreement to sell FTN ECM failed to close in 2010 and FHN has exited the business, FHN will recognize an additional $3.3 million goodwill impairment in first quarter 2010. In connection with the divestiture of the Atlanta insurance business and FERP, FHN recognized goodwill write-offs of $8.0 million and $2.3 million, respectively, which are included in losses on divestitures on the Consolidated Statements of Income. As a result of the closure of the remaining Atlanta insurance business that was excluded from the sale, the Regional Banking segment incurred an additional goodwill impairment of $2.3 million. FHN also recognized $.3 million of other intangible impairments related to customer lists, $.8 million of write-offs related to disposals, and additions of $.3 million.

In 2008, FHN recognized $4.0 million of intangible impairments. The impairments were related to noncompete agreements associated with the divestiture of certain mortgage banking operations and the write-off of state banking licenses due to FHN's focus on the Tennessee regional banking market.

In 2007, FHN recorded $13.0 million of goodwill impairment and a write-down of $.9 million of core deposit intangibles primarily related to the sale of certain First Horizon Bank branches. Following an updated valuation based on strategic cash flow projections and market-to-book values, FHN incurred a fourth quarter 2007 non-cash pre-tax impairment charge of $71.1 million for the write-down of all goodwill associated with the Mortgage Banking business segment. This represented the entire cumulative goodwill recognized by this segment. FHN engaged an independent valuation firm to assist in computing the fair value estimate for the impairment assessment by utilizing two separate valuation methodologies and applying a weighted average to each methodology in order to determine fair value for the Mortgage Banking business segment. The valuation methodologies utilized included a comparison of the average price to book value of comparable businesses and a discounted cash flow valuation technique.

Note 7 ❑ Intangible Assets (continued)

The following is a summary of gross goodwill and accumulated impairment losses and write-offs detailed by reportable segments included in the Consolidated Statements of Condition through December 31, 2006:

(Dollars in thousands)	Mortgage Banking	Regional Banking	Capital Markets	Total
Gross goodwill	$66,240	$147,514	$115,066	$328,820
Accumulated impairments	-	-	-	-
Accumulated divestiture related write-offs	-	(53,238)	-	(53,238)
December 31, 2006	**$66,240**	**$ 94,276**	**$115,066**	**$275,582**

There is no goodwill associated with the National Specialty Lending and Corporate segments.

The following is a summary of goodwill detailed by reportable segments for the three years ended December 31:

(Dollars in thousands)	Mortgage Banking	Regional Banking	Capital Markets	Total
December 31, 2006	$ 66,240	$ 94,276	$115,066	$275,582
Impairment	(71,074)	(13,010)	-	(84,084)
Divestitures	-	(3,924)	-	(3,924)
Additions	4,834	-	-	4,834
December 31, 2007	$ -	$ 77,342	$115,066	$192,408
December 31, 2008	$ -	$ 77,342	$115,066	$192,408
Impairment	-	(2,294)	(14,297)	(16,591)
Divestitures	-	(10,289)	-	(10,289)
December 31, 2009	**$ -**	**$ 64,759**	**$100,769**	**$165,528**

There is no goodwill associated with the National Specialty Lending and Corporate segments.

The following is a summary of gross goodwill and accumulated impairment losses and write-offs detailed by reportable segments included in the Consolidated Statements of Condition through December 31, 2009:

(Dollars in thousands)	Mortgage Banking	Regional Banking	Capital Markets	Total
Gross goodwill	$ 71,074	$147,514	$115,066	$ 333,654
Accumulated impairments	(71,074)	(15,304)	(14,297)	(100,675)
Accumulated divestiture related write-offs	-	(67,451)	-	(67,451)
December 31, 2009	**$ -**	**$ 64,759**	**$100,769**	**$ 165,528**

There is no goodwill associated with the National Specialty Lending and Corporate segments.

Note 8 ❑ Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2009, which include "Certificates of deposit under $100,000 and other time" and "Certificates of deposit $100,000 and more". "Certificates of deposit $100,000 and more" totaled $.6 billion on December 31, 2009. Time deposits are included in "Interest-bearing" deposits on the Consolidated Statements of Condition.

(Dollars in thousands)	
2010	$1,572,729
2011	300,612
2012	173,327
2013	139,382
2014	188,706
2015 and after	81,180
Total	$2,455,936

Note 9 ❑ Short-Term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, trading liabilities, and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase and commercial paper generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2009, capital markets trading securities with a fair value of $5.5 million were pledged to secure other short-term borrowings.

The detail of these borrowings for the years 2009, 2008, and 2007 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	Commercial Paper	Trading Liabilities	Other Short-term Borrowings (a)
2009				
Average balance	**$2,486,296**	**$ 159**	**$ 536,161**	**$2,662,830**
Year-end balance	**2,874,353**	**-**	**293,387**	**761,758**
Maximum month-end outstanding	**2,874,353**	**310**	**565,858**	**4,734,408**
Average rate for the year	**.21%**	**1.57%**	**3.89%**	**.29%**
Average rate at year-end	**.17**	**-**	**4.13**	**.17**
2008				
Average balance	$3,409,496	$2,325	$ 702,407	$5,136,144
Year-end balance	1,751,079	3,130	359,502	4,276,559
Maximum month-end outstanding	6,433,001	3,355	1,503,348	6,461,018
Average rate for the year	2.04%	2.79%	4.73%	2.33%
Average rate at year-end	.25	.51	4.82	.79
2007				
Average balance	$4,853,599	$2,080	$ 950,555	$1,343,572
Year-end balance	4,829,597	2,076	556,144	3,420,919
Maximum month-end outstanding	6,167,114	2,659	1,360,764	3,420,919
Average rate for the year	4.72%	3.76%	5.42%	4.83%
Average rate at year-end	3.23	3.66	5.26	4.35

(a) Primarily includes borrowings from the FHLB and Federal Reserve Term Auction Facility.

Note 10 ❑ Long-Term Debt

The following table presents information pertaining to long-term debt (debt with original maturities greater than one year) for FHN and its subsidiaries on December 31:

(Dollars in thousands)	**2009**	2008
First Tennessee Bank National Association:		
Subordinated notes (qualifies for total capital under the risk-based capital guidelines)		
Matures on January 15, 2015 – 5.05%	**$ 432,003**	$ 454,055
Matures on May 15, 2013 – 4.625%	**272,120**	280,801
Matures on April 1, 2016 – 5.65%	**277,214**	297,652
Bank notes (a)	**697,453**	2,471,164
Other collateralized borrowings – Matures on December 22, 2037 0.55% on December 31, 2009 and 2.30% on December 31, 2008 (b)	**50,147**	48,855
Federal Home Loan Bank borrowings (c)	**3,022**	3,354
Trust preferred debt (d)	**30,500**	30,500
First Horizon National Corporation:		
Subordinated capital notes (qualifies for total capital under the risk-based capital guidelines)		
Matures on May 15, 2013 – 4.50%	**108,875**	112,243
Subordinated notes (e)		
Matures on January 6, 2027 – 8.07%	**109,697**	107,765
Matures on April 15, 2034 – 6.30%	**214,102**	219,274
FT Real Estate Securities Company, Inc.:		
Cumulative preferred stock (qualifies for total capital under the risk-based capital guidelines)		
Matures on March 31, 2031 – 9.50%	**45,557**	45,489
First Horizon ABS Trust:		
Other collateralized borrowings (f)		
Matures on October 25, 2034 0.39% on December 31, 2009 and 0.60% on December 31, 2008	**165,107**	179,114
Matures on October 26, 2026 0.36% on December 31, 2009 and 0.57% on December 31, 2008	**236,226**	253,438
Matures on September 25, 2029 0.36% on December 31, 2009 and 0.57% on December 31, 2008	**249,110**	263,956
Total	**$2,891,133**	$4,767,660

(a) The bank notes were issued with variable interest rates and have remaining terms of 1 to 2 years. These bank notes had weighted average interest rates of 0.45 percent and 2.58 percent on December 31, 2009 and 2008, respectively.
(b) Secured by $50.1 million of trust preferred loans.
(c) The Federal Home Loan Bank borrowings were issued with fixed interest rates and have remaining terms of 1 to 20 years. These borrowings had weighted average interest rates of 2.39 percent and 2.70 percent on December 31, 2009 and 2008, respectively.
(d) Trust preferred notes have a weighted average interest rate of 6.04 percent and 6.53 percent as of December 31, 2009 and 2008, respectively.
(e) See Note 11 – Subordinated Debentures for further details.
(f) Secured by $654.6 million of retail real estate residential loans. See Note 23 - Loan Sales and Securitizations for further details.

Annual principal repayment requirements as of December 31, 2009, are as follows:

(Dollars in thousands)	
2010	$ 148,651
2011	549,101
2012	151
2013	350,151
2014	151
2015 and after	1,739,638

Note 10 ❑ Long-Term Debt (continued)

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. FTBNA's subordinated notes and FHN's subordinated capital notes qualify as Tier 2 capital under the risk-based capital guidelines. In February 2005, FTBNA established a bank note program providing additional liquidity of $5.0 billion. This bank note program provided FTBNA with a facility under which it could continuously issue and offer short- and medium-term unsecured notes. On December 31, 2009, $1.6 billion was available under the terms of the bank note program. During 2008 and 2009, market and other conditions have been such that FTBNA has not been able to affordably utilize the bank note program, and instead has obtained less credit-sensitive sources of funding including secured sources such as Federal Home Loan Bank borrowings and the Federal Reserve Term Auction Facility. FTBNA expects that its inability to use the bank note program will continue for some time to come, and cannot predict when that inability will end.

Note 11 ❑ Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures

On December 30, 1996, FHN, through its underwriter, sold $100 million of capital securities. First Tennessee Capital I ("Capital I"), a Delaware business trust wholly owned by FHN, issued $100 million of Capital Securities, Series A at 8.07 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital I's obligations with respect to the capital securities. The sole asset of Capital I is $103 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 8.07 percent. Both the capital securities of Capital I and the junior subordinated debentures of FHN will mature on January 6, 2027; however, FHN has the option to redeem both prior to maturity. The capital securities qualify as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in "Long-term debt" (see Note 10 – Long-Term Debt).

On March 29, 2004, FHN, through its underwriter, sold $200 million of capital securities. First Tennessee Capital II ("Capital II"), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II's obligations with respect to the capital securities. The sole asset of Capital II is $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN will mature on April 15, 2034; however, FHN has the option to redeem both prior to maturity. The capital securities qualify as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in "Long-term debt" (see Note 10 – Long-Term Debt).

Note 12 ❑ Preferred Stock and Other Capital

FHN Preferred Stock and Warrant

On November 14, 2008, FHN issued and sold 866,540 preferred shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series CPP, along with a Warrant to purchase common stock. The issuance occurred in connection with, and is governed by, the Treasury Capital Purchase Program ("Capital Purchase Program") administered by the U.S. Treasury ("UST") under the Troubled Asset Relief Program ("TARP"). The Preferred Shares have an annual 5 percent cumulative preferred dividend rate, payable quarterly. The dividend rate increases to 9 percent after five years. If a dividend payment is missed it is not a default; however, dividends compound if they accrue in arrears. Preferred Shares have a liquidation preference of $1,000 per share plus accrued dividends. The Preferred Shares have no mandatory redemption date and are not subject to any sinking fund. The Preferred Shares carry certain restrictions. The Preferred Shares have a senior rank and also provide limitations on certain compensation arrangements of executive officers along with the twenty most highly compensated employees. During the first three years following the issuance, FHN may not reinstate a cash dividend on its common shares nor purchase equity shares without the approval of the UST, subject to certain limited exceptions. If preferred dividends are missed, FHN may not reinstate a cash dividend on its common shares to the extent preferred dividends remain unpaid. Generally, the Preferred Shares are non-voting. However,

should FHN fail to pay six quarterly dividends, the holder may elect two directors to FHN's Board of Directors until such dividends are paid. In connection with the issuance of the Preferred Shares, a Warrant to purchase 12,743,235 common shares was issued with an exercise price of $10.20 per share. The Warrant is immediately exercisable and expires in ten years. The Warrant is subject to proportionate anti-dilution adjustment in the event of stock dividends or splits, among other things. As a result of the stock dividends distributed to date as of January 1, 2010, the Warrant was adjusted to cover 13,954,779 common shares at a purchase price of $9.315 per share.

The Preferred Shares and Warrant qualify as Tier 1 capital and are presented in permanent equity on the Consolidated Statements of Condition as of December 31, 2009, in the amounts of $798.7 million and $83.9 million, respectively. Proceeds received were allocated between the common stock warrant and preferred shares based on their relative fair values. The fair value of the preferred shares was determined by calculating the present value of expected cash flows using a 9.40 percent discount rate. The fair value of the common stock warrant was determined using the Black Scholes Options Pricing Model. Both fair value determinations assumed redemption prior to the increase in dividend rate on the five year anniversary of the issuance. The preferred shares discount is being amortized over the initial five-year period using the constant yield method. FHN is in the process of evaluating the proper time and correct process to repay funds received from the preferred shares and common stock warrant issued to the UST.

Subsidiary Preferred Stock

On September 14, 2000, FT Real Estate Securities Company, Inc. ("FTRESC"), an indirect subsidiary of FHN, issued 50 shares of 9.50 percent Cumulative Preferred Stock, Class B ("Class B Preferred Shares"), with a liquidation preference of $1.0 million per share. An aggregate total of 47 Class B Preferred Shares have been sold privately to nonaffiliates. These securities qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as "Long-term debt". FTRESC is a real estate investment trust ("REIT") established for the purpose of acquiring, holding, and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

The Class B Preferred Shares are mandatorily redeemable on March 31, 2031, and redeemable at the discretion of FTRESC in the event that the Class B Preferred Shares cannot be accounted for as Tier 2 regulatory capital or there is more than an insubstantial risk that dividends paid with respect to the Class B Preferred Shares will not be fully deductible for tax purposes. They are not subject to any sinking fund and are not convertible into any other securities of FTRESC, FHN or any of its subsidiaries. The shares are, however, automatically exchanged at the direction of the Office of the Comptroller of the Currency for preferred stock of FTBNA, having substantially the same terms as the Class B Preferred Shares in the event FTBNA becomes undercapitalized, insolvent or in danger of becoming undercapitalized.

Effective January 1, 2009, FHN adopted the FASB Accounting Standards Codification Topic relating to Consolidation (ASC 810-10-45) which provides that noncontrolling interests should be presented as a separate component of equity rather than on a mezzanine level. In accordance with ASC 810-10-45, the balance for noncontrolling interests associated with preferred stock previously issued by the following indirect, wholly-owned subsidiaries of FHN have been included in the equity section of the Consolidated Statements of Condition for all periods presented.

First Horizon Preferred Funding, LLC and First Horizon Preferred Funding II, LLC have each issued $1.0 million of Class B Units of preferred stock. On December 31, 2009, 2008, and 2007, the amount of Class B Preferred Shares and Units that are perpetual in nature that was recognized as "Noncontrolling interest" on the Consolidated Statements of Condition was $.3 million, $.3 million, $.5 million, respectively. The remaining balance has been eliminated in consolidation.

On March 23, 2005, FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock ("Class A Preferred Stock") with a liquidation preference of $1,000 per share. These securities qualify as Tier 1 capital. On December 31, 2009, 2008, and 2007, $294.8 million of Class A Preferred Stock was recognized as "Noncontrolling interest" on the Consolidated Statements of Condition.

Note 12 ❑ Preferred Stock and Other Capital (continued)

Due to the nature of the subsidiary preferred stock issued by First Horizon Preferred Funding, LLC, First Horizon Preferred Funding II, LLC, and FTBNA, all components of other comprehensive income/(loss) included in the Consolidated Statements of Equity have been attributed solely to FHN as the controlling interest holder. The table below presents the amounts included in the Consolidated Statements of Income for the years ended December 31, 2009, 2008, and 2007, which are attributable to FHN as controlling interest holder for the following:

(Dollars in thousands)	**2009**	2008	2007
Net loss from continuing operations (a)	**$(256,991)**	$(188,453)	$(172,599)
Income/(loss) from discontinued operations, net of tax	**(12,846)**	(3,534)	2,453
Net loss	**$(269,837)**	$(191,987)	$(170,146)

(a) Net loss from continuing operations adjusted for net income attributable to the noncontrolling interest holder.

Note 13 ❑ Regulatory Capital

FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (leverage). Management believes, as of December 31, 2009, that FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below. In addition, FTBNA must also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation, FTBNA's Total Capital, Tier 1 Capital, and Leverage ratios were 19.64 percent, 15.16 percent, and 12.56 percent, respectively, on December 31, 2009, and were 18.21 percent, 13.87 percent, and 11.42 percent, respectively, on December 31, 2008.

Note 13 ❑ Regulatory Capital (continued)

(Dollars in thousands)	First Horizon National Corporation		First Tennessee Bank National Association	
	Amount	Ratio	Amount	Ratio
On December 31, 2009:				
Actual:				
Total Capital	$4,691,010	21.92%	$4,481,786	21.16%
Tier 1 Capital	3,507,782	16.39	3,361,373	15.87
Leverage	3,507,782	13.36	3,361,373	12.91
For Capital Adequacy Purposes:				
Total Capital	1,712,033 ≥	8.00	1,694,688 ≥	8.00
Tier 1 Capital	856,016 ≥	4.00	847,344 ≥	4.00
Leverage	1,050,104 ≥	4.00	1,041,090 ≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			2,118,360 ≥	10.00
Tier 1 Capital			1,271,016 ≥	6.00
Leverage			1,301,362 ≥	5.00
On December 31, 2008:				
Actual:				
Total Capital	$5,083,609	20.18%	$4,794,737	19.21%
Tier 1 Capital	3,784,152	15.03	3,578,078	14.34
Leverage	3,784,152	12.22	3,578,078	11.64
For Capital Adequacy Purposes:				
Total Capital	2,014,829 ≥	8.00	1,996,781 ≥	8.00
Tier 1 Capital	1,007,415 ≥	4.00	998,391 ≥	4.00
Leverage	1,238,942 ≥	4.00	1,229,693 ≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			2,495,976 ≥	10.00
Tier 1 Capital			1,497,586 ≥	6.00
Leverage			1,537,116 ≥	5.00

Note 14 ❑ Other Income and Other Expense

Following is detail of "All other income and commissions" and "All other expense" as presented in the Consolidated Statements of Income:

(Dollars in thousands)	**2009**	2008	2007
All other income and commissions:			
Bankcard income	**20,161**	22,081	24,874
Bank-owned life insurance	**19,744**	25,143	25,172
Gains on repurchases of debt	**16,412**	33,845	-
Remittance processing	**11,765**	12,953	13,451
Other service charges	**11,647**	12,631	14,296
ATM interchange fees	**11,335**	9,224	8,472
Reinsurance fees	**9,130**	11,919	9,052
Deferred compensation (a)	**7,686**	(22,901)	7,727
Electronic banking fees	**6,020**	6,217	6,561
Letter of credit fees	**5,989**	5,657	6,738
Gains/(losses) from loan sales and securitizations	**2,545**	(8,625)	23,881
Federal flood certifications	**-**	3,869	5,212
Other (b)	**8,490**	15,561	7,999
Total	**$130,924**	$127,574	$153,435
All other expense:			
Advertising and public relations	**22,074**	32,738	41,840
Low income housing expense	**22,000**	18,734	20,922
Other insurance and taxes	**12,388**	8,705	10,372
Travel and entertainment	**9,547**	15,137	23,295
Customer relations	**7,819**	8,872	9,775
Loan insurance expense	**7,811**	5,270	4,610
Employee training and dues	**5,327**	6,198	6,569
Fed service fees	**5,078**	7,053	6,047
Bank examinations costs	**4,884**	4,144	4,504
Supplies	**4,661**	10,586	13,599
Complimentary check expense	**3,529**	4,776	5,058
Other (c)(d)	**79,171**	51,923	120,895
Total	**$184,289**	$174,136	$267,486

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Deferred compensation market value adjustments are mirrored by adjustments to employee compensation, incentives, and benefits expense.
(b) 2009 and 2008 includes charges of $22.0 million and $15.5 million, respectively, to increase reserves for estimate to repurchase HELOC and second liens from prior loan sales.
(c) Includes a portion of net charges for restructuring, repositioning, and efficiency initiatives (Note 26).
(d) 2009 includes a $7.0 million reversal of expense related to Visa litigation matters compared with a $30.0 million reversal in 2008.

Note 15 ❑ Components of Other Comprehensive Income/(loss)

Following is detail of "Accumulated other comprehensive income/(loss)" as presented in the Consolidated Statements of Condition:

(Dollars in thousands)	Before-Tax Amount	Tax Benefit/ (Expense)	Accumulated Other Comprehensive Income/(Loss)
December 31, 2006	$ (46,569)	$ 16,365	$ (72,448)
Effects of changing pension plan measurement date pursuant to ASC 715			
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) for October 1 - December 31	2,204	(838)	1,366
Additional actuarial gain/(loss) for October 1 – December 31	11,419	(4,475)	6,944
Beginning balance, as adjusted	13,623	(5,313)	(64,138)
Other comprehensive income:			
Unrealized market adjustments on cash flow hedge	(551)	207	(344)
Unrealized market adjustments on securities available for sale	21,240	(8,263)	12,977
Adjustment for net gains/(losses) included in net income	1,183	(460)	723
Pension and postretirement plans:			
Prior service cost arising during period	(152)	57	(95)
Net actuarial gain/(loss) arising during period	(4,164)	1,880	(2,284)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	8,119	(3,059)	5,060
December 31, 2007	$ 25,675	$ (9,638)	$ (48,101)
Other comprehensive income:			
Unrealized market adjustments on cash flow hedge	(10)	4	(6)
Unrealized market adjustments on securities available for sale	35,863	(13,882)	21,981
Adjustment for net gains/(losses) included in net income	(210)	81	(129)
Pension and postretirement plans:			
Prior service cost arising during period	(59)	22	(37)
Net actuarial gain/(loss) arising during period	(208,158)	80,198	(127,960)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	3,913	(1,492)	2,421
December 31, 2008	$(168,661)	$ 64,931	$(151,831)
Other comprehensive income:			
Unrealized market adjustments on securities available for sale	34,759	(12,145)	22,614
Pension and postretirement plans:			
Prior service cost arising during period	17,088	(6,259)	10,829
Net actuarial gain/(loss) arising during period (a)	6,024	(2,483)	3,541
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	1,007	(369)	638
December 31, 2009	**$ 58,878**	**$(21,256)**	**$(114,209)**

(a) Includes a positive, after-tax effect of $18.3 million due to a curtailment. See Note 19 - Savings, Pension, and Other Employee Benefits.

Note 16 ❑ Income Taxes

The components of income tax expense/(benefit) are as follows:

(Dollars in thousands)	**2009**	2008	2007
Current:			
Federal	**$ (7,593)**	$ 240,273	$ 74,281
State	**6,548**	16,752	1,104
Deferred:			
Federal	**(153,902)**	(373,335)	(178,879)
State	**(19,998)**	(38,095)	(36,415)
Total	**$(174,945)**	$(154,405)	$(139,909)

Certain previously reported amounts have been reclassified to agree with current presentation.

The effective tax rates for 2009, 2008, and 2007 were 41.60 percent, 46.95 percent, and 47.64 percent, respectively. Income tax expense differed from the amounts computed by applying the statutory federal income tax rate to income before income taxes because of the following:

(Dollars in thousands)	**2009**	2008	2007
Federal income tax rate	**35%**	35%	35%
Tax computed at statutory rate	**$(147,187)**	$(115,095)	$(102,786)
Increase/(decrease) resulting from:			
State income taxes	**(8,743)**	(13,864)	(22,535)
Tax credits	**(22,312)**	(19,064)	(20,332)
Goodwill	**3,205**	-	20,058
Other	**92**	(6,382)	(14,314)
Total	**$(174,945)**	$(154,405)	$(139,909)

A deferred tax asset ("DTA") or deferred tax liability ("DTL") is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. In order to support the recognition of the DTA, FHN's management must believe that the realization of the DTA is more likely than not.

FHN evaluates the likelihood of realization of the $414 million net DTA based on both positive and negative evidence available at the time. FHN's three-year cumulative loss position at December 31, 2009, is significant negative evidence in determining whether the realizability of the DTA is more likely than not. However, FHN believes that the negative evidence of the three-year cumulative loss is overcome by sufficient positive evidence that the DTA will ultimately be realized. The positive evidence includes several different factors. First, a significant amount of the cumulative losses occurred in businesses that FHN has exited or is in the process of exiting. Secondly, FHN forecasts substantially more taxable income in the carryforward period, exclusive of tax planning strategies, even under very conservative assumptions. Additionally, FHN has sufficient carryback positions, reversing DTL, and potential tax planning strategies to fully realize its DTA. FHN believes that it will realize the net DTA within a significantly shorter period of time than the twenty year carryforward period allowed under the tax rules. Based on current analysis, FHN believes that its ability to realize the recognized $414 million net DTA is more likely than not. This assertion could change should FHN experience greater losses in the near-future than management currently anticipates.

Note 16 ❑ Income Taxes (continued)

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2009 and 2008, were as follows:

(Dollars in thousands)	**2009**	2008
Deferred tax assets:		
Loss reserves	**$410,972**	$335,171
Employee benefits	**95,061**	115,292
Accrued expenses	**22,060**	27,054
Other	**53,933**	16,148
Gross deferred tax assets	**582,026**	493,665
Valuation allowance	**-**	-
Deferred tax assets after valuation allowances	**$582,026**	$493,665
Deferred tax liabilities:		
Capitalized mortgage servicing rights	**$ 58,597**	$134,210
Asset securitizations	**-**	12,976
Depreciation and amortization	**15,892**	20,817
Federal Home Loan Bank stock	**17,094**	17,092
Deferred fees and expenses	**-**	8,835
Investment in debt securities (ASC 320)	**41,335**	26,938
Other intangible assets	**19,671**	21,870
Other	**15,515**	-
Gross deferred tax liabilities	**168,104**	242,738
Net deferred tax asset	**$413,922**	$250,927

Certain previously reported amounts have been reclassified to agree with current presentation.

The total balance of unrecognized tax benefits at December 31, 2009, was $30.0 million. The rollforward of unrecognized tax benefits follows:

(Dollars in thousands)	
Balance at January 1, 2009	$31,108
Increases related to prior year tax positions	2,086
Increases related to current year tax positions	500
Lapse of statute	(3,690)
Balance at December 31, 2009	**$30,004**

Note 17 ❑ Earnings per Share

The following tables provide a reconciliation of the numerators used in calculating earnings/(loss) per share attributable to common shareholders:

(In thousands, except per share data)	**2009**	2008	2007
Loss from continuing operations	**$(245,589)**	$(174,437)	$(153,764)
Income/(loss) from discontinued operations, net of tax	**(12,846)**	(3,534)	2,453
Net loss	**$(258,435)**	$(177,971)	$(151,311)
Net income attributable to noncontrolling interest	**11,402**	14,016	18,835
Net loss attributable to controlling interest	**$(269,837)**	$(191,987)	$(170,146)
Preferred stock dividends	**59,585**	7,413	-
Net loss available to common shareholders	**$(329,422)**	$(199,400)	$(170,146)
Loss from continuing operations	**$(245,589)**	$(174,437)	$(153,764)
Net income attributable to noncontrolling interest	**11,402**	14,016	18,835
Preferred stock dividends	**59,585**	7,413	-
Net loss from continuing operations available to common shareholders	**$(316,576)**	$(195,866)	$(172,599)

The following table provides a reconciliation of weighted average common shares to diluted average common shares:

(In thousands, except per share data)	**2009**	2008	2007
Weighted average common shares outstanding - basic (a)	**220,412**	194,322	142,027
Effect of dilutive securities (a)	**-**	-	-
Weighted average common shares outstanding - diluted (a)	**220,412**	194,322	142,027

(a) All share data has been restated to reflect stock dividends distributed through January 1, 2010.

The following tables provide a reconciliation of earnings/(loss) per common and diluted share:

Earnings/(loss) per common share:	**2009**	2008	2007
Loss per share from continuing operations available to common shareholders	**$(1.44)**	$(1.01)	$(1.22)
Income/(loss) per share from discontinued operations, net of tax	**(.05)**	(.02)	.02
Net loss per share available to common shareholders	**$(1.49)**	$(1.03)	$(1.20)
Diluted earnings/(loss) per common share:			
Loss per share from continuing operations available to common shareholders	**$(1.44)**	$(1.01)	$(1.22)
Income/(loss) per share from discontinued operations, net of tax	**(.05)**	(.02)	.02
Net diluted loss per share available to common shareholders	**$(1.49)**	$(1.03)	$(1.20)

Due to the net loss attributable to common shareholders for the twelve months ended December 31, 2009, 2008, and 2007, no potentially dilutive shares were included in the loss per share calculations as including such shares would have been antidilutive. Stock options of 14.6 million, 18.8 million, and 20.0 million with weighted average exercise prices of $29.23, $29.94, and $30.63 per share for the twelve months ended December 31, 2009, 2008, and 2007, respectively, were not included in the computation of diluted loss per common share because such shares would have had an antidilutive effect on earnings per common share. Other equity awards of 2.6 million, .8 million, and .9 million for the twelve months ended December 31, 2009, 2008, and 2007, respectively, and 13.9 million potentially dilutive shares related to the CPP common stock Warrant were excluded from the computation of diluted loss per common share because such shares would have had an antidilutive effect on loss per common share.

Note 18 ❑ Restrictions, Contingencies, and Other Disclosures

Restrictions on cash and due from banks. Under the Federal Reserve Act and Regulation D, FHN's commercial banking subsidiary is required to maintain a certain amount of cash reserves. On December 31, 2009 and December 31, 2008, FHN's required reserves were $200.0 million and $244.3 million, respectively. At the end of 2009 and 2008, this requirement was met with $142.8 million and $175.0 million in vault cash, respectively, and also with Federal Reserve Bank deposits. Vault cash is reflected in Cash and due from Banks on the Consolidated Statements of Condition and Federal Reserve Bank deposits are reflected as Interest Bearing Cash.

Restrictions on dividends. Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2009, FTBNA had undivided profits of $1.4 billion, none of which was available for distribution to FHN as dividends without prior regulatory approval. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA's retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA's 'retained net income' generally is equal to FTBNA's regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA's total amount available for dividends was ($469.3) million at December 31, 2009 and ($322.0) million at January 1, 2010.

In addition, in 2008 FHN issued and sold preferred stock and a common stock warrant under the U.S.Treasury's CPP. Under the terms of that issuance, FHN is not permitted to increase its cash common dividend rate for a period of three years without permission of the Treasury. At the time of the preferred shares and common stock warrant issuance, FHN did not pay a common cash dividend.

FTBNA has applied for approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2010. FTBNA has not requested approval to pay common dividends to its sole common stockholder, FHN. FHN estimates that it will have sufficient cash available to pay the 5 percent dividend on the CPP preferred issued to the U.S. Treasury as well as its other current obligations throughout 2010 even if FTBNA were unable to pay a common dividend to FHN during the year.

Restrictions on intercompany transactions. Under Federal banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the bank's capital stock and surplus, as defined, or $491.5 million on December 31, 2009. The parent company had covered transactions of $3.7 million from FTBNA on December 31, 2009. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank's capital stock and surplus, or $983.0 million on December 31, 2009. FTBNA's total covered transactions with all affiliates including the parent company on December 31, 2009 were $483.1 million.

Contingencies. Contingent liabilities arise in the ordinary course of business, including those related to litigation. Various claims and lawsuits are pending against FHN and its subsidiaries. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, FHN cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss or impact related to each pending matter may be. FHN establishes loss contingency reserves for litigation matters when estimated loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A reserve generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance generally requires a reserve to be established at the low end of the range. Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to pending matters should not have a material adverse effect on the consolidated financial condition of FHN, but may be material to FHN's operating results for any particular reporting period depending, in part, on the results from that period.

On February 16, 2010, an employee of FHN's subsidiary FTN Financial Securities Corp. ("FTNFS"), along with a former employee of FTNFS, each received a "Wells" notice from the Staff of the United States Securities and Exchange Commission (the "SEC") stating that the Staff intends to recommend that the SEC bring enforcement actions for allegedly aiding and abetting a former FTNFS customer, Sentinel Management Group, Inc. ("Sentinel"), in violations of the federal securities laws. The subject of the Wells notices is a 2006 year-end securities repurchase transaction entered into by FTNFS with Sentinel. The Staff has indicated that FTNFS and one additional employee of FTNFS may also receive Wells notices. A Wells notice by the SEC Staff is neither a formal allegation of wrongdoing nor a determination by the SEC that there has been wrongdoing. A Wells notice generally provides the recipient with an opportunity to provide his, her, or its perspective to address the Staff's concerns prior to enforcement action being taken by the SEC. FTNFS is one of several defendants named in civil lawsuits brought by the trustee in bankruptcy for Sentinel. The bankruptcy trustee's claims against FTNFS, which were first brought in November 2008, include, among others, commercial bribery, aiding and abetting a breach of fiduciary duty by former executives of Sentinel, federal and state securities fraud, negligent misrepresentation, unjust enrichment and fraudulent transfer. FTNFS believes that it has meritorious defenses to the bankruptcy trustee's claims, and FTNFS is defending itself vigorously in that litigation.

Visa Matters. FHN is a member of the Visa USA network. On October 3, 2007, the Visa organization of affiliated entities completed a series of global restructuring transactions to combine its affiliated operating companies, including Visa USA, under a single holding company, Visa Inc. ("Visa"). Upon completion of the reorganization, the members of the Visa USA network remained contingently liable for certain Visa litigation matters. Based on its proportionate membership share of Visa USA, FHN recognized a contingent liability of $55.7 million within noninterest expense in fourth quarter 2007 related to this contingent obligation.

In March 2008, Visa completed its initial public offering ("IPO"). Visa funded an escrow account from IPO proceeds that will be used to make payments related to the Visa litigation matters. Upon funding of the escrow, FHN reversed $30.0 million of the contingent liability previously recognized with a corresponding credit to noninterest expense for its proportionate share of the escrow account. A portion of FHN's Class B shares of Visa were redeemed as part of the IPO resulting in $65.9 million of equity securities gains in first quarter 2008.

In October 2008, Visa announced that it had agreed to settle litigation with Discover Financial Services for $1.9 billion. $1.7 billion of this settlement amount was funded from the escrow account established as part of Visa's IPO. In connection with this settlement, FHN recognized additional expense of $11.0 million within noninterest expense in third quarter 2008. In December 2008, Visa deposited additional funds into the escrow account and FHN recognized a corresponding credit to noninterest expense of $11.0 million for its proportionate share of the amount funded.

In July 2009, Visa deposited an additional $700 million into the escrow account. Accordingly, FHN reduced its contingent liability by $7.0 million through a credit to noninterest expense.

After the partial share redemption in conjunction with the IPO, FHN holds approximately 2.4 million Class B shares of Visa, which are included in the Consolidated Statements of Condition at their historical cost of $0. Conversion of these shares into Class A shares of Visa and, with limited exceptions, transfer of these shares are restricted until the later of the third anniversary of the IPO or the final resolution of the covered litigation. The final conversion ratio, which was estimated to approximate 58 percent as of December 31, 2009, will fluctuate based on the ultimate settlement of the Visa litigation matters for which FHN has a proportionate contingent obligation. Future funding of the escrow will dilute this exchange rate by an amount that is yet to be determined.

Other disclosures – Company Owned Life Insurance. FHN has purchased life insurance on certain of its employees and is the beneficiary on these policies. On December 31, 2009, the cash surrender value of these policies, which is included in Other assets on the Consolidated Statements of Condition, was $771.5 million. There are restrictions on $65.1 million of the proceeds from these benefits which relate to certain compensation plans. FHN has not borrowed against the cash surrender value of these policies.

Other disclosures – Indemnification agreements and guarantees. In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representations and

warranties for underwriting agreements, merger and acquisition agreements, loan sales, contractual commitments, and various other business transactions or arrangements. The extent of FHN's obligations under these agreements depends upon the occurrence of future events; therefore, it is not possible to estimate a maximum potential amount of payouts that could be required with such agreements.

FHN is subject to potential liabilities and losses in relation to loans that it services, and in relation to loans that it originated and sold. FHN evaluates those potential liabilities and maintains reserves for potential losses. In addition, FHN has arrangements with the purchaser of its national home loan origination and servicing platforms that creates obligations and potential liabilities.

Servicing. FHN services, through a sub-servicer, a predominately first lien mortgage loan portfolio of $42.2 billion as of December 31, 2009, a significant portion of which is held by FNMA and private security holders, with less significant portions held by GNMA and FHLMC. In connection with its servicing activities, FHN collects and remits the principal and interest payments on the underlying loans for the account of the appropriate investor. In the event of delinquency or non-payment on a loan in a private or agency securitization: (1) the terms of the private securities agreements require FHN, as servicer, to continue to make monthly advances of principal and interest ("P&I") to the trustee for the benefit of the investors; and (2) the terms of the majority of the agency agreements may require the servicer to make advances of P&I, or to repurchase the delinquent or defaulted loan out of the trust pool. For servicer advances of P&I under the terms of private and FNMA (and GNMA pools) securitizations, FHN can utilize payments of P&I received from other prepaid loans within a particular loan pool in order to advance P&I to the trustee. In the event payments are ultimately made by FHN to satisfy this obligation, P&I advances and servicer advances are recoverable from: (1) in the case of private securitizations, the liquidation proceeds of the property securing the loan and (2) in the case of agency loans, from the proceeds of the foreclosure sale by the Government Agency.

FHN is also subject to losses in its loan servicing portfolio due to loan foreclosures. Foreclosure exposure arises from certain agency agreements which limit the agency's repayment guarantees on foreclosed loans, resulting in certain foreclosure costs being borne by servicers. Foreclosure exposure also includes real estate costs, marketing costs, and costs to maintain properties, especially during protracted resale periods in geographic areas of the country negatively impacted by declining home values.

FHN is also subject to losses due to unreimbursed servicing expenditures made in connection with the administration of current governmental and/or regulatory loss mitigation and loan modification programs. Additionally, FHN is required to repurchase GNMA loans prior to modification.

Loans Originated and Sold. Prior to 2009, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Sometimes the loans were sold with full or limited recourse, but much more often the loans were sold without recourse. For loans sold with recourse, FHN has indemnity and repurchase exposure if the loans default. For loans sold without recourse, FHN has repurchase exposure primarily for claims that FHN breached its representations and warranties made to the purchasers at the time of sale. From 2005 through 2008, FHN sold approximately $114 billion of such loans.

For loans sold without recourse, FHN has obligations to either repurchase the outstanding principal balance of a loan or make the purchaser whole for the economic benefits of a loan if it is determined that the loans sold were in violation of representations or warranties made by FHN at the time of sale. Such representations and warranties typically include those made regarding loans that had missing or insufficient file documentation and loans obtained through fraud by borrowers or other third parties such as appraisers.

FHN utilizes multiple techniques in assessing the adequacy of its repurchase and foreclosure reserve for loans sold without recourse for which it has continuing obligations under representations and warranties. FHN tracks actual repurchase or make-whole losses by investor, loan pool, and vintage (year loan was sold) and this historical data is used to calculate estimated remaining inherent loss content within its vintages of loan sales. Due to the historical nature of this calculation, as well as the increasing volume of requests ("the pipeline") from investors, FHN performs additional analysis of repurchase and make whole obligations and applies management judgment which incorporates known current trends in repurchase and make-whole requests, loss severity trends, alternative

resolutions, and rescission rates (repurchase requests rejected by FHN) in the determination of the appropriate reserve level.

FHN has sold certain agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs due to issues associated with underwriting activities, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, FHA insurance, or VA guaranty. On December 31, 2009 and 2008, FHN had single-family residential loans with outstanding balances of $71.9 million and $80.9 million, respectively, that were sold, servicing retained, on a full recourse basis.

Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the FHA and VA. FHN continues to absorb losses due to uncollected interest and foreclosure costs and/or limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and FHN may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure. On December 31, 2009 and 2008, the outstanding principal balance of loans sold with limited recourse arrangements where some portion of the principal is at risk and serviced by FHN was $3.3 billion and $3.5 billion, respectively. Additionally, on December 31, 2009 and 2008, $1.0 billion and $1.7 billion, respectively, of mortgage loans were outstanding which were sold under limited recourse arrangements where the risk is limited to interest and servicing advances.

The reserve for foreclosure losses for loans sold with full or limited recourse is based upon a historical progression model using a rolling 12-month average, which predicts the probability or frequency of a mortgage loan entering foreclosure. In addition, other factors are considered, including qualitative and quantitative factors (e.g., current economic conditions, past collection experience, risk characteristics of the current portfolio, and other factors), which are not defined by historical loss trends or severity of losses.

FHN has evaluated its exposure under all of these obligations and accordingly, has reserved for losses of $105.7 million, $37.0 million, and $16.2 million as of December 31, 2009, 2008, and 2007, respectively. Reserves for FHN's estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition while expense related to this reserve is included within Mortgage banking foreclosure and repurchase provision on the Consolidated Statements of Income.

Equity-Lending Related Repurchase Obligations. FHN has securitized and sold HELOC and second lien mortgages which are held by private security holders, and on December 31, 2009, the outstanding principal balance of these loans was $170.8 million and $39.7 million, respectively. On December 31, 2008, the outstanding principal balance of securitized and sold HELOC and second lien mortgages was $210.6 million and $54.9 million, respectively. In connection with its servicing activities, FTBNA does not guarantee the receipt of the scheduled principal and interest payments on the underlying loans, but does have residual interests of $3.7 million and $8.2 million on December 31, 2009 and 2008, respectively, which are available to make the security holder whole in the event of credit losses. FHN has projected expected credit losses in the valuation of the residual interest.

FHN has also sold HELOC and second lien mortgages without recourse through whole loan sales. In 2009, FHN settled a substantial portion of its repurchase obligations through an agreement with the primary purchaser of HELOC and second lien loans that were previously transferred through whole loan sales. This settlement included the transfer of retained servicing rights associated with the applicable second lien and HELOC loan sales. FHN does not guarantee the receipt of the scheduled principal and interest payments on the underlying loans but does have an obligation to repurchase the loans excluded from the above settlement for which there is a breach of representations and warranties provided to the buyers. The remaining repurchase reserve is minimal reflecting the settlement discussed above.

Note 18 ❑ Restrictions, Contingencies, and Other Disclosures (continued)

Other. A wholly-owned subsidiary of FHN has agreements with several providers of private mortgage insurance whereby the subsidiary has agreed to accept insurance risk for specified loss corridors for loans originated in each contract year in exchange for a portion of the private mortgage insurance premiums paid by borrowers (i.e., reinsurance arrangements). The loss corridors vary for each primary insurer for each contract year. No new reinsurance arrangements have been initiated after 2008. In 2009, FHN agreed to settle certain of its reinsurance obligations with primary insurers, resulting in a decrease in the reserve balance and the associated trust assets. As of December 31, 2009, FHN has reserved $29.3 million for its estimated liability under the reinsurance arrangements. In accordance with the terms of the contracts with the primary insurers, as of December 31, 2009, FHN has placed $44.0 million of prior premium collections in trust for payment of claims arising under the reinsurance arrangements. Also, as of December 31, 2009, $12.1 million of these funds were allocated for future delivery to primary insurers for completion of existing settlement arrangements.

2008 Sale of National Origination and Servicing Platforms. In conjunction with the sale of its servicing platform in August 2008, FHN entered into a three year subservicing arrangement with the purchaser for the unsold portion of FHN's servicing portfolio. As part of the subservicing agreement, FHN has agreed to a make-whole arrangement whereby if the number of loans subserviced by the purchaser falls below specified levels and the direct servicing cost per loan is greater than a specified amount (determined using loans serviced on behalf of both FHN and the purchaser), FHN will make a payment according to a contractually specified formula. The make-whole payment is subject to a cap, which is $15.0 million if triggered during the eight quarters following the first anniversary of the divestiture. As part of the 2008 transaction, FHN recognized a contingent liability of $1.2 million representing the estimated fair value of its performance obligation under the make-whole arrangement.

Note 19 ❑ Savings, Pension, and Other Employee Benefits

Savings plan. FHN has a qualified defined contribution plan that covers substantially all employees. Under this plan, employees can invest their money in any of the available investment funds and receive a company match of $.50 for each $1.00 invested up to 6 percent of pre-tax contributions made by the employee, subject to Code limitations. The company match contribution initially is invested in company stock. The savings plan also allows employees to invest in a non-leveraged employee stock ownership plan ("ESOP"). Cash dividends on shares held by the ESOP are charged to retained earnings and the shares are considered outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 10,886,636 on December 31, 2009.

FHN also provides "flexible dollars" to assist employees with the cost of annual benefits and/or allows the employee to contribute to his or her qualified savings plan. These "flexible dollars" are pre-tax contributions and are based upon the employees' years of service and qualified compensation.

Contributions made by FHN through the flexible benefits plan and the company matches were $18.3 million for 2009, $27.2 million for 2008, and $30.4 million for 2007.

Effective January 1, 2008, the company added the Employee Non-voluntary Elective Contribution ("ENEC") program to the savings plan that is provided only to employees who are not eligible for the pension plan. With the ENEC program, FHN will generally make contributions to eligible employees' savings plan accounts based upon company performance. Contribution amounts will be a percentage of each employee's base salary (as defined in the savings plan) earned the prior year. FHN intends to make a contribution of $1.2 million for this plan in 2010 related to the 2009 plan year. FHN made a contribution of $.5 million for this plan in 2009 related to the 2008 plan year.

Pension plan. FHN closed participation in the noncontributory, qualified defined benefit pension plan to employees hired or re-hired on September 1, 2007, or later. This did not impact the benefits of employees currently participating in the plan. Certain employees of FHN's insurance subsidiaries are not covered by the pension plan. Pension benefits are based on years of service, average compensation near retirement, and estimated social security benefits at age 65. FHN contributions are based upon actuarially determined amounts necessary to fund the total benefit obligation.

Note 19 ❑ Savings, Pension, and Other Employee Benefits (continued)

FHN also maintains nonqualified plans including a supplemental retirement plan that covers certain employees whose benefits under the pension plan have been limited. Additionally, the ENEC program was added under the FHN savings plan that is provided only to employees who are not eligible for the pension plan.

In December 2009, FHN management determined that the accrual of benefits under the qualified pension plan and the supplemental retirement plan would cease as of December 31, 2012. No increases or decreases will occur after this date. In conjunction with this action, FHN recognized $2.8 million of curtailment expense in fourth quarter 2009. FHN also recognized a $28.8 million reduction in the plans' projected benefit obligations and a $16.5 million tax affected adjustment to shareholders' equity. FHN will continue to offer retirement benefits to employees by expanding the profit-sharing program to more employees and increasing the 401k match.

Other employee benefits. FHN provides post-retirement life insurance benefits to certain employees and also provides post-retirement medical insurance to retirement-eligible employees. The post-retirement medical plan is contributory with retiree contributions adjusted annually and is based on criteria that are a combination of the employee's age and years of service. For any employee retiring on or after January 1, 1995, FHN contributes a fixed amount based on years of service and age at the time of retirement. FHN's post-retirement benefits include prescription drug benefits. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("the Act") introduced a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care that provide a benefit that is actuarially equivalent to Medicare Part D. FHN anticipates receiving a prescription drug subsidy under the Act through 2012.

Actuarial assumptions. FHN's process for developing the long-term expected rate of return of pension plan assets is based on two primary sources of investment portfolio returns: capital market exposure and active management benefit. Capital market exposure refers to the Plan's broad allocation of its assets to asset classes, such as Large Cap Equity and Fixed Income. Active management refers to hiring investment managers to select individual securities that are expected to outperform the market. Active management provides only a small measure of the plan's overall return. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a twenty year time horizon. Given the long term nature of these investments, current market conditions do not significantly affect the expected return. This resulted in the selection of an 8.05 percent assumption for 2010 for the defined benefit pension plan and 5.23 percent assumption for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993.

The discount rates for the three years ended 2009 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates are selected based upon data specific to FHN's plan and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company's funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $150 million par outstanding so that each issue was sufficiently marketable. Finally, bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high quality bonds with the duration of the obligations of the plan as of the measurement date. High quality corporate bonds experienced declining yields in 2009 resulting in a discount rate lower than 2008 and therefore, higher pension plan liabilities. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.

Note 19 ❑ Savings, Pension, and Other Employee Benefits (continued)

The actuarial assumptions used in the defined benefit pension plan and the other employee benefit plans were as follows:

	Benefit Obligations			Net Periodic Benefit Cost		
	2009	2008	2007	**2009**	2008	2007
Discount rate						
Qualified pension	**6.05%**	6.85%	7.00%	**6.85%**	7.00%	5.97%
Nonqualified pension	**5.55**	6.90	6.70	**6.90**	6.70	6.12
Other nonqualified pension	**5.35**	6.95	6.55	**6.95**	6.83	N/A
Postretirement benefit	**5.65**	6.90	6.60	**6.90**	6.60	5.83
Expected long-term rate of return						
Qualified pension/postretirement benefits	**8.05%**	8.42%	8.87%	**8.42%**	8.87%	8.35%
Postretirement benefit (retirees prior to January 1, 1993)	**5.23**	5.47	5.77	**5.47**	5.77	5.43
Rate of compensation increase	**4.10%**	4.10%	4.10%	**4.10%**	4.10%	4.10%

The assumed health care cost trend rates used in the defined benefit pension plan and the other employee benefit plan were as follows:

	2009		2008	
Assumed health care cost trend rates on December 31	**Participants under age 65**	**Participants 65 years and older**	Participants under age 65	Participants 65 years and older
Health care cost trend rate assumed for next year	**7.00%**	**9.00%**	8.50%	10.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00**	**5.00**	6.00	6.00
Year that the rate reaches the ultimate trend rate	**2014**	**2018**	2013	2017

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease
Adjusted total service and interest cost components	$ 1,478	$ 1,370
Adjusted postretirement benefit obligation at end of plan year	18,567	17,178

The components of net periodic benefit cost for the plan years 2009, 2008, and 2007 were as follows:

	Total Pension Benefits			Other Benefits		
(Dollars in thousands)	**2009**	2008	2007	**2009**	2008	2007
Components of net periodic benefit cost						
Service cost	**$ 14,167**	$ 15,809	$ 19,206	**$ 971**	$ 276	$ 298
Interest cost	**31,766**	29,516	26,250	**3,194**	2,339	1,112
Expected return on plan assets	**(46,327)**	(46,938)	(42,549)	**(1,133)**	(1,749)	(1,762)
Amortization of unrecognized:						
Transition (asset)/obligation	**-**	-	-	**987**	988	988
Prior service cost/(credit)	**758**	864	880	**1,437**	(176)	(176)
Actuarial (gain)/loss	**8,262**	2,417	7,138	**(836)**	(368)	(711)
Net periodic benefit cost/(income)	**$ 8,626**	$ 1,668	$ 10,925	**$ 4,620**	$ 1,310	$ (251)
ASC 715 curtailment/settlement expense (a)	**2,867**	1,269	456	**-**	-	-
Total ASC 715 expense/(income)	**$ 11,493**	$ 2,937	$ 11,381	**$ 4,620**	$ 1,310	$ (251)

(a) Includes curtailment expense reflecting management's decision to cease benefit accruals as of December 31, 2012.

Note 19 ❑ Savings, Pension, and Other Employee Benefits (continued)

In 2008 and 2007, lump sum payments from a non-qualified plan triggered settlement accounting. In accordance with its practice, FHN performed a remeasurement of the plan in conjunction with the settlement and recognized the ASC 715 settlement expense reflected above.

The following tables set forth the plans' benefit obligations and plan assets for 2009 and 2008:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2009**	2008	**2009**	2008
Change in Benefit Obligation				
Benefit obligation, beginning of year	**$472,074**	$ 429,707	**$ 35,762**	$ 24,420
Benefit obligation, adjustment	**-**	-	**23,133**	-
Adoption of ASC 715-60 for endorsement split dollar life insurance	**-**	-	**-**	13,725
Service cost	**14,167**	15,809	**971**	276
Interest cost	**31,766**	29,516	**3,194**	2,339
Plan amendments	**-**	59	**(17,088)**	-
Actuarial (gain)/loss	**64,032**	16,063	**(2,082)**	(3,929)
Actual benefits paid	**(19,778)**	(18,077)	**(2,532)**	(1,422)
Liability (gain)/loss due to curtailment	**(28,844)**	(1,829)	**-**	-
Expected Medicare Part D reimbursement	**-**	-	**368**	353
Special termination benefits	**58**	826	**-**	-
Benefit obligation, end of year	**$533,475**	$ 472,074	**$ 41,726**	$ 35,762
Change in Plan Assets				
Fair value of plan assets, beginning of year	**$378,519**	$ 503,541	**$ 14,605**	$ 21,808
Actual return on plan assets	**83,272**	(141,105)	**3,240**	(6,487)
Employer contributions	**54,317**	35,989	**610**	706
Actual benefits paid – settlement payments	**(18,387)**	(18,448)	**(2,532)**	(1,422)
Actual benefits paid – annuities	**(1,391)**	(1,458)	**-**	-
Fair value of plan assets, end of year	**$496,330**	$ 378,519	**$ 15,923**	$ 14,605
Funded status of the plan	**$ (37,145)**	$ (93,555)	**$(25,803)**	$(21,157)
Additional Amounts Recognized in the Statements of Financial Condition				
Other assets	**$ 14,525**	$ -	**$ -**	$ -
Other liabilities	**(51,670)**	(93,555)	**(25,803)**	(21,157)
Net asset/(liability) at end of year	**$ (37,145)**	$ (93,555)	**$(25,803)**	$(21,157)

In 2009, FHN determined that a previously existing retiree life insurance benefit met the requirements for reporting under ASC 715. A liability for these benefits was not previously recorded as the premiums were expensed over the insurance period. A $10.7 million adjustment to recognize the cumulative impact of establishing the employee benefit liability is not included in the 2009 net periodic benefit cost. The recognition of this liability of $23.1 million is presented as an adjustment in the reconciliation of the benefit obligation for other benefits in 2009. In third quarter 2009, FHN modified post-retirement benefits payable to active employees under this plan. As a result of this change, FHN recognized a reduction in its benefit liability of $17.1 million with an offset, net of tax, to accumulated other comprehensive income. This change is reflected as a plan amendment in the reconciliation of the benefit obligation for other benefits in 2009.

Effective January 1, 2008, FHN adopted FASB Codification Topic ASC 715-60 relating to Compensation—Retirement Benefits (ASC 715-60). ASC 715-60 requires that a liability be recognized for contracts written to employees which provide future postretirement benefits that are covered by endorsement split-dollar life insurance arrangements because such obligations are not considered to be effectively settled upon entering into the related

insurance arrangements. FHN recognized a decrease to undivided profits of $8.5 million, net of tax, upon adoption of ASC 715-60.

The accumulated benefit obligation for the pension plan was $509.8 million as of December 31, 2009, and $432.0 million as of December 31, 2008. At December 31, 2009, both the projected benefit obligation and the accumulated benefit obligation for the qualified pension plan was less than the fair market value of plan assets. FHN made a $50.0 million contribution in December 2009 to the qualified pension plan.

Future decisions will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets during 2010. At this time, FHN does not expect to make a contribution to the qualified pension plan during 2010. The non-qualified pension plans and other postretirement benefit plans are unfunded and contributions to these plans cover all benefits paid under the non-qualified plans. These amounts were $6.7 million for 2009 and $6.2 million for 2008. FHN anticipates making a $4.9 million contribution in 2010.

Unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2009 and 2008 consist of:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2009**	2008	**2009**	2008
Amounts Recognized in Accumulated Other Comprehensive Income				
Net transition (asset)/obligation	**$ -**	$ -	**$ 2,714**	$3,703
Prior service cost/(credit)	**1,484**	5,051	**613**	(848)
Net actuarial (gain)/loss	**296,879**	306,898	**(11,786)**	(859)
Total	**$298,363**	$311,949	**$ (8,459)**	$1,996

The amounts recognized in other comprehensive income during 2009 and 2008 were as follows:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2009**	2008	**2009**	2008
Changes in plan assets and benefit obligation recognized in other comprehensive income				
Net actuarial (gain)/loss arising during measurement period (a)	**$ (1,812)**	$204,106	**$ (3,934)**	$4,052
Prior service cost arising during measurement period	**-**	59	**(17,088)**	-
Loss due to settlement	**-**	(443)	**-**	-
Items amortized during the measurement period:				
Transition (asset)/obligation	**-**	-	**(987)**	(988)
Prior service (credit)/cost	**(3,567)**	(864)	**18,549**	176
Net actuarial (gain)/loss	**(8,262)**	(2,417)	**(7,018)**	623
Total recognized in other comprehensive income	**$(13,641)**	$200,441	**$(10,478)**	$3,863

(a) Includes a positive, after-tax effect of $18.3 million due to a curtailment.

Note 19 ❑ Savings, Pension, and Other Employee Benefits (continued)

The estimated net actuarial (gain)/loss, prior service cost/(credit), and transition (asset)/obligation for the plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the following fiscal year are as follows:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2009**	2008	**2009**	2008
Net transition obligation	**$ -**	$ -	**$ 987**	$ 987
Prior service cost/(credit)	**267**	758	**(8)**	(176)
Net actuarial (gain)/loss	**15,086**	7,893	**(862)**	-

FHN does not expect any defined benefit pension plan's and other employee benefit plan's assets to be returned to FHN in 2010.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate, and projected Medicare reimbursements:

(Dollars in thousands)	Pension Benefits	Other Benefits	Medicare Reimbursements
2010	$ 21,114	$ 2,320	$411
2011	22,396	2,438	458
2012	24,652	2,555	519
2013	27,101	2,663	-
2014	28,818	2,763	-
2015 – 2019	171,256	15,039	-

Plan assets. FHN's overall investment goal is to create, over the life of the pension plan and retiree medical plan, respectively, an adequate pool of sufficiently liquid assets to support the pension benefit obligations to participants, retirees, and beneficiaries, as well as to partially support the medical obligations to retirees and beneficiaries. Thus, the pension plan and retiree medical plan seek to achieve a high level of investment return consistent with a prudent level of portfolio risk.

The target allocations on a weighted-average basis for the pension plan are 60 percent equity securities and 40 percent to all other types of investments. Equity securities primarily include investments in large capital and small capital companies located in the United States, as well as some international equity. Other types of investments include investments in money market funds, mutual funds, common and collective funds, and fixed income securities. Fixed income securities include U.S. Treasuries, corporate bonds of companies from diversified industries, and foreign bonds. Retiree medical funds are kept in short-term investments, primarily money market funds. On December 31, 2009, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.

The fair value of FHN's pension plan assets at December 31, 2009, by asset category classified using the Fair Value measurement hierarchy are shown in the table below. See Note 22 — Fair Value of Assets and Liabilities for more details about Fair Value measurements.

Note 19 ❑ Savings, Pension, and Other Employee Benefits (continued)

(Dollars in thousands)	December 31, 2009 Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 39,879	$ -	$ -	$ 39,879
Equity securities:				
U.S. large capital	124,588	-	-	124,588
U.S. small capital	90,102	-	-	90,102
Mutual funds (a)	1,234	-	-	1,234
Fixed income securities:				
U.S. Treasuries	-	7,876	-	7,876
Corporate and foreign bonds	77,322	-	-	77,322
Common and collective funds (b)	-	155,329	-	155,329
Total	$333,125	$163,205	$ -	$496,330

(a) Primarily includes investments in small-cap equity securities.
(b) 62 percent of common and collective funds is invested in corporate and foreign bonds with the remainder in international equity securities.

Any shortfall of investment performance compared to investment objectives should be explainable in terms of general economic and capital market conditions. The Retirement Investment Committee, comprised of senior managers within the organization, meets monthly to review asset performance and the need for rebalancing. At a minimum, rebalancing occurs annually for the purpose of remaining within the established target asset allocation ranges and to maintain liquidity for benefit payments. Risk management is also reviewed and evaluated based upon the organization's ability to assume investment risk.

The fair value of FHN's retiree medical plan assets at December 31, 2009, by asset category are as follows:

(Dollars in thousands)	December 31, 2009 Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 399	$ -	$ -	$ 399
Equity securities:				
U.S. large capital	5,693	-	-	5,693
U.S. small capital	4,024	-	-	4,024
Mutual funds (a)	4,898	-	-	4,898
Fixed income securities:				
U.S. Treasuries	-	334	-	334
Corporate and foreign bonds	-	575	-	575
Total	$15,014	$909	$ -	$15,923

(a) Primarily includes investments in fixed income corporate and foreign bonds.

The number of shares of FHN common stock held by the plan was 734,220 for 2009 and 680,515 for 2008.

Note 20 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Restricted stock plans

FHN has authorized the issuance of its common stock for awards to executive and other management employees who have a significant impact on the profitability of FHN. All unvested awards either have a service and/or a performance condition which the employee must meet in order for the shares to ultimately vest. On December 31, 2009, there were 3,156,806 shares available for grants, of this amount, 1,754,292 are available to be granted as restricted shares.

Performance condition grants. Under the long-term incentive and corporate performance programs, performance shares or units vest only if predetermined performance measures are met. The awards are forfeited if performance goals are not achieved within the specified performance periods. In 2009, executives were awarded performance stock units subject to certain performance criteria being met under this program. It was determined that the performance component related to this grant was met during 2009. Accordingly, 50% of the units will vest in 2012 and 50% will vest in 2013 provided continued employment with FHN. This grant is subject to the US Treasury's Troubled Asset Relief Program (TARP) restrictions. In 2009, FHN granted restricted stock and long term incentive cash units, with performance criteria to management employees with vesting over 3 and 4 years. In 2008, executives were awarded performance restricted stock with 50% vesting in 2011 and 50% vesting in 2012 subject to certain performance criteria being met. As of December 31, 2009, the performance targets related to the 2008 performance grant have not yet been achieved.

Service condition grants. In 2009, executives and management were awarded restricted shares with service conditions only. Half of this award is scheduled to vest in 2012 and the remainder is scheduled to vest in 2013. The restricted shares granted to executives are subject to TARP restrictions. In 2008, retention awards were granted to certain employees with 50% of the award to be paid in cash in 2009 and 50% to be paid in shares in 2010, pending completion of specified service conditions. Further, from time to time awards of restricted stock may be awarded to new executive-level employees upon hiring. Restricted shares and share units granted in 2009 are included in the table below.

Director grants. Additionally, one of the plans allows stock awards to be granted to non-employee directors upon approval by the board of directors. Prior to 2007 the board granted 8,396 shares of restricted stock to each new non-employee director upon election to the board, with restrictions lapsing at a rate of ten percent per year. That program was discontinued in 2007, although legacy awards remain outstanding. Each non-employee director who no longer has legacy awards, and each new director, now receives an annual award of restricted stock units ("RSUs") valued at $45,000. For a new director, that amount is pro-rated if the director's start date is not in April. Each RSU award is scheduled to vest the following year and is paid in common shares (including any shares earned as a result of stock dividends) plus any accrued cash dividends. Non-employee directors whose service pre-dates 2007 also participate in the RSU program, but participation is phased in as the old restricted stock awards vest. Presently, each non-employee director should have one of the following occur each year: 840 old restricted shares will vest; or, a full grant of new RSUs will vest; or, a combination of old restricted shares (less than 840) and new RSUs (less than 100%) will vest. In 2009, five non-employee directors received an RSU award and the remainder had old restricted shares vest. No shares or RSUs were immediately vested or forfeited due to director retirements or resignations.

Note 20 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

The summary of restricted and performance stock activity during the year ended December 31, 2009, is presented below:

	Shares/ Units	Weighted average grant date fair value
Nonvested on January 1, 2009	1,573,090	$23.60
Shares/units granted	2,387,188	8.90
Shares/units vested	(220,715)	34.17
Shares/units canceled	(94,075)	31.33
Other adjustments (a)	(27,864)	11.31
Nonvested on December 31, 2009	**3,617,624**	**$13.21**

(a) Represents adjustments made to a restricted stock award that is remeasured at the end of each period.

On December 31, 2009, there was $14.3 million of unrecognized compensation cost related to nonvested restricted stock plans. That cost is expected to be recognized over a weighted-average period of 2.34 years. The total grant date fair value of shares vested during 2009, 2008 and 2007, was $3.2 million, $7.7 million and $2.8 million, respectively.

The compensation cost that has been included in income from continuing operations pertaining to both stock option and restricted stock plans was $7.5 million, $5.8 million and $10.8 million for 2009, 2008, and 2007, respectively. The corresponding total income tax benefits recognized in the income statements were $2.7 million, $2.2 million and $4.0 million for 2009, 2008, and 2007, respectively.

Consistent with Tennessee state law, only new or authorized, but unissued, shares may be utilized in connection with any issuance of FHN common stock which may be required as a result of share based compensation awards. FHN historically obtains authorization from the Board of Directors to repurchase any shares that may be issued at the time a plan is approved or amended. These authorizations are automatically adjusted for stock splits and stock dividends. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, legal, regulatory, and U.S. Treasury requirements, and prudent capital management. FHN does not currently expect to repurchase a material number of shares related to the plans during the next annual period.

Stock option plans. FHN issued non-qualified stock options to employees under various plans, which provided for the issuance of FHN common stock at a price equal to the higher of the closing price or its fair market value at the date of grant. All options vest within 3 to 4 years and expire 7 years or 10 years from the date of grant. A deferral program, which was discontinued in 2005, allowed for foregone compensation plus the exercise price to equal the fair market value of the stock on the date of grant if the grantee agreed to receive the options in lieu of compensation. Options that were part of compensation deferral prior to January 2, 2004, expire 20 years from the date of grant. Stock options granted after January 2, 2004, which are part of the compensation deferral, expire 10 years from the date of grant. FHN did not grant any stock options during 2009.

The stock option plan includes various antidilutive provisions in the event the value of awards become diminished from several factors. In 2008, FHN began paying quarterly stock dividends in lieu of quarterly cash dividends. Stock dividends increase the number of shares outstanding, thereby decreasing the compensation value of the equity award. Consequently, the shares and option prices reported in the following tables have been proportionately adjusted to reflect the estimated economic effect of all dividends distributed in common stock effective through January 1, 2010. For administrative reasons, outstanding options have not been formally adjusted at this time; however, in most cases, awards will be adjusted to provide the economic and dilutive effect as an adjustment if and when affected options are exercised. The Black Scholes Fair Value of the stock options and compensation expense are not affected.

Note 20 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

The summary of stock option plans activity for the year ended December 31, 2009, is shown below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(years)*	Aggregate Intrinsic Value *(thousands)*
January 1, 2009	16,237,611	$29.09		
Options exercised	(394)	7.88		
Options forfeited	(189,763)	26.51		
Options expired	(2,703,020)	31.47		
December 31, 2009	**13,344,434**	**28.61**	**4.52**	**$564**
Options exercisable	11,028,021	28.70	4.60	356
Options expected to vest	2,220,800	28.56	4.13	192

The total intrinsic value of options exercised during 2009 was immaterial, however, the total intrinsic value of options exercised during 2008 and 2007, was $.3 million and $18.6 million, respectively. On December 31, 2009, there was $1.9 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 1.54 years.

The following data summarizes information about stock options granted during 2008 and 2007:

	Number Granted	Weighted Average Fair Value per Option at Grant Date
2008: Options granted	884,723	$1.53
2007: Options granted	2,160,478	$4.67

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2008 and 2007, with the following assumptions:

	2008	2007
Expected dividend yield	5.97%	4.99%
Expected weighted-average lives of options granted	5.07 years	5.44 years
Expected weighted-average volatility	25.89%	17.45%
Expected volatility range	24.10% – 42.60%	16.50% – 23.30%
Risk-free interest rates range	2.80% – 3.32%	4.54% – 4.85%

Expected lives of options granted are determined based on the vesting period, historical exercise patterns and contractual term of the options. Expected volatility is estimated using average of daily high and low stock prices. Expected volatility assumptions are determined over the period of the expected lives of the options.

Dividend reinvestment plan. The Dividend Reinvestment and Stock Purchase Plan authorizes the sale of FHN's common stock from shares acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends or make optional cash payments of $25 to $10,000 per quarter without paying commissions. The price of shares purchased on the open market is the average price paid.

Note 21 ❑ Business Segment Information

FHN has five business segments: Regional Banking, Capital Markets, National Specialty Lending, Mortgage Banking, and Corporate. The Regional Banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers in Tennessee and surrounding markets. Additionally, Regional Banking provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, and check clearing services. The Capital Markets segment consists of traditional capital markets securities activities, loan sales, portfolio advisory, derivative sales, and correspondent banking. The operating results of Capital Markets' institutional equity research business, FTN ECM, are included in Capital Markets' discontinued operations, net of tax, line item for all periods presented. Restructuring, repositioning, and efficiency charges from this business are included in discontinued operations within the Corporate segment. The National Specialty Lending segment consists of traditional consumer and construction lending activities in other national markets. The Mortgage Banking segment consists of core mortgage banking elements including originations and servicing and the associated ancillary revenues related to these businesses. In August 2008, FHN completed the divestiture of certain mortgage banking operations. FHN continues to originate loans in and around the Tennessee banking footprint and to service the remaining servicing portfolio. The Corporate segment consists of net charges related to restructuring, repositioning, and efficiency initiatives; gains on the repurchase of debt, unallocated corporate expenses, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, low income housing investment activities, and venture capital.

Periodically, FHN adapts its segments to reflect changes in expense allocations among segments. In second quarter 2009, FHN reviewed funds transfer pricing methodologies and cost allocations used to determine segment performance. As a result of this review, certain of these methodologies were revised affecting all segments. Additionally, activities related to Low Income Housing Investments were moved from Regional Banking to Corporate. For comparability, previously reported items have been revised to reflect these changes. Total revenue, expense, and asset levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. This assignment and allocation has been consistently applied for all periods presented. The following table reflects the amounts of consolidated revenue, expense, tax, and assets for each segment for the years ended December 31:

(Dollars in thousands)		**2009**	2008	2007
Consolidated	Net interest income	**$ 776,468**	$ 895,082	$ 940,642
	Provision for loan losses	**880,000**	1,080,000	272,765
	Noninterest income	**1,233,531**	1,450,418	806,812
	Noninterest expense	**1,550,533**	1,594,342	1,768,362
	Loss before income taxes	**(420,534)**	(328,842)	(293,673)
	Benefit for income taxes	**(174,945)**	(154,405)	(139,909)
	Loss from continuing operations	**(245,589)**	(174,437)	(153,764)
	Income/(loss) from discontinued operations, net of tax	**(12,846)**	(3,534)	2,453
	Net loss	**$ (258,435)**	$ (177,971)	$ (151,311)
	Average assets	**$28,147,808**	$34,422,678	$38,175,420
	Depreciation and amortization	**$ 81,465**	$ 97,111	$ 130,517
	Expenditures for long-lived assets	**21,180**	23,666	33,539

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 21 ❑ Business Segment Information (continued)

(Dollars in thousands)		**2009**	2008	2007
Regional Banking	Net interest income	**$ 498,262**	$ 506,364	$ 556,984
	Provision for loan losses	**255,457**	328,767	62,629
	Noninterest income	**318,521**	350,639	367,412
	Noninterest expense	**661,313**	609,933	611,562
	Income/(loss) before income taxes	**(99,987)**	(81,697)	250,205
	Provision/(benefit) for income taxes	**(38,146)**	(31,119)	94,058
	Income/(loss) from continuing operations	**(61,841)**	(50,578)	156,147
	Income from discontinued operations, net of tax	**547**	883	4,766
	Net income/(loss)	**$ (61,294)**	$ (49,695)	$ 160,913
	Average assets	**$10,977,977**	$11,910,877	$12,237,510
	Depreciation and amortization	**$ 42,962**	$ 44,228	$ 52,782
	Expenditures for long-lived assets	**16,355**	14,663	19,322
Capital Markets	Net interest income	**$ 90,641**	$ 79,514	$ 55,306
	Provision for loan losses	**113,533**	80,112	8,097
	Noninterest income	**640,016**	493,442	299,018
	Noninterest expense	**416,204**	372,705	272,496
	Income before income taxes	**200,920**	120,139	73,731
	Provision for income taxes	**75,394**	44,736	27,432
	Income from continuing operations	**125,526**	75,403	46,299
	Loss from discontinued operations, net of tax	**(4,127)**	(3,968)	(1,728)
	Net income	**$ 121,399**	$ 71,435	$ 44,571
	Average assets	**$ 4,078,204**	$ 5,143,964	$ 5,746,595
	Depreciation and amortization	**$ 11,389**	$ 12,323	$ 14,656
	Expenditures for long-lived assets	**1,716**	2,629	1,238
National Specialty Lending	Net interest income	**$ 122,779**	$ 189,694	$ 243,900
	Provision for loan losses	**502,414**	642,002	194,436
	Noninterest income/(loss)	**(8,791)**	(10,485)	21,265
	Noninterest expense	**134,237**	106,964	138,229
	Loss before income taxes	**(522,663)**	(569,757)	(67,500)
	Benefit for income taxes	**(196,939)**	(214,684)	(25,434)
	Net loss	**$ (325,724)**	$ (355,073)	$ (42,066)
	Average assets	**$ 6,340,241**	$ 8,543,949	$ 9,721,005
	Depreciation and amortization	**$ 25,107**	$ 35,453	$ 43,549
	Expenditures for long-lived assets	**919**	612	795
Mortgage Banking	Net interest income	**$ 35,535**	$ 106,210	$ 110,938
	Provision/(benefit) for loan losses	**8,596**	29,119	(69)
	Noninterest income	**247,306**	547,487	78,639
	Noninterest expense	**238,648**	429,255	503,898
	Income/(loss) before income taxes	**35,597**	195,323	(314,252)
	Provision/(benefit) for income taxes	**13,413**	73,598	(118,410)
	Net income/(loss)	**$ 22,184**	$ 121,725	$ (195,842)
	Average assets	**$ 1,973,701**	$ 4,660,750	$ 6,091,017
	Depreciation and amortization	**$ (464)**	$ 2,664	$ 14,883
	Expenditures for long-lived assets	**31**	687	7,667

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 21 ❑ Business Segment Information (continued)

(Dollars in thousands)		**2009**	2008	2007
Corporate	Net interest income/(loss)	**$ 29,251**	$ 13,300	$ (26,486)
	Provision for loan losses	**-**	-	7,672
	Noninterest income	**36,479**	69,335	40,478
	Noninterest expense	**100,131**	75,485	242,177
	Income/(loss) before income taxes	**(34,401)**	7,150	(235,857)
	Benefit for income taxes	**(28,667)**	(26,936)	(117,555)
	Income/(loss) from continuing operations	**(5,734)**	34,086	(118,302)
	Loss from discontinued operations, net of tax	**(9,266)**	(449)	(585)
	Net income/(loss)	**$ (15,000)**	$ 33,637	$ (118,887)
	Average assets	**$4,777,685**	$4,163,138	$4,379,293
	Depreciation and amortization	**$ 2,471**	$ 2,443	$ 4,647
	Expenditures for long-lived assets	**2,159**	5,075	4,517

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 22 ❑ Fair Value of Assets & Liabilities

Effective January 1, 2008, FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes upon adoption of the Financial Instruments Topic of the FASB Accounting Standards Codification (ASC 825). FHN determined that the election reduced certain timing differences and better matched changes in the value of such loans with changes in the value of derivatives used as economic hedges for these assets. No transition adjustment was required upon adoption of ASC 825-10-50 as FHN continued to account for mortgage loans held for sale which were originated prior to 2008 at the lower of cost or market value. Mortgage loans originated for sale are included in loans held for sale on the Consolidated Statements of Condition. Other interests retained in relation to residential loan sales and securitizations are included in trading securities on the Consolidated Statements of Condition. Additionally, effective January 1, 2008, FHN adopted the FASB Accounting Standards Codification Topic for Fair Value Measurements and Disclosures (ASC 820) for existing fair value measurement requirements related to financial assets and liabilities as well as to non-financial assets and liabilities which are re-measured at least annually. Effective January 1, 2009, FHN adopted the provisions of ASC 820-10-50 for existing fair value measurement requirements related to non-financial assets and liabilities which are recognized at fair value on a non-recurring basis.

FHN groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires FHN to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Derivatives in an asset position are included within Other Assets while derivatives in a liability position are included within Other Liabilities. Derivative positions constitute the only recurring Level 3 measurements within Other Assets and Other Liabilities.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

(Dollars in thousands)	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities – Capital Markets:				
U.S. Treasuries	$ -	$ 92,387	$ -	$ 92,387
Government agency issued MBS	-	175,698	-	175,698
Government agency issued CMO	-	35,074	-	35,074
Other U.S. government agencies	-	92,842	-	92,842
States and municipalities	-	18,961	-	18,961
Corporate and other debt	-	217,016	34	217,050
Equity, mutual funds and other	-	1,778	12	1,790
Total trading securities – Capital Markets	-	633,756	46	633,802
Trading securities – Mortgage Banking	-	10,013	56,086	66,099
Loans held for sale	-	23,919	206,227	230,146
Securities available for sale:				
U.S. Treasuries	-	48,129	-	48,129
Government agency issued MBS	-	1,000,077	-	1,000,077
Government agency issued CMO	-	1,189,430	-	1,189,430
Other U.S. government agencies	-	20,472	97,673	118,145
States and municipalities	-	42,900	1,500	44,400
Corporate and other debt	696	-	-	696
Equity, mutual funds and other	35,361	44,016	15,743	95,120
Total securities available for sale	36,057	2,345,024	114,916	2,495,997
Mortgage servicing rights	-	-	302,611	302,611
Other assets	25,337	248,628	-	273,965
Total assets	$61,394	$3,261,340	$679,886	$4,002,620
Trading liabilities – Capital Markets:				
U.S. Treasuries	$ -	$ 104,087	$ -	$ 104,087
Government agency issued MBS	-	1,952	-	1,952
Government agency issued CMO	-	8	-	8
Other U.S. Government agencies	-	-	-	-
Corporate and other debt	-	187,340	-	187,340
Total trading liabilities – Capital Markets	-	293,387	-	293,387
Other short-term borrowings and commercial paper	-	-	39,662	39,662
Other liabilities	4,929	174,493	-	179,422
Total liabilities	$ 4,929	$ 467,880	$ 39,662	$ 512,471

(Dollars in thousands)	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Trading securities	$ 1,113	$ 791,111	$153,542	$ 945,766
Loans held for sale	-	257,622	11,330	268,952
Securities available for sale	41,268	2,777,192	137,147	2,955,607
Mortgage servicing rights	-	-	376,844	376,844
Other assets	27,012	575,839	245	603,096
Total assets	$69,393	$4,401,764	$679,108	$5,150,265
Trading liabilities	$ 126	$ 359,376	$ -	$ 359,502
Other short-term borrowings and commercial paper	-	-	27,957	27,957
Other liabilities	557	261,866	12	262,435
Total liabilities	$ 683	$ 621,242	$ 27,969	$ 649,894

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Changes in Recurring Level 3 Fair Value Measurements

In first quarter 2009, FHN changed the fair value methodology for certain loans held for sale. The methodology change had a minimal effect on the valuation of the applicable loans. Consistent with this change, the applicable amounts are presented as a transfer into Level 3 loans held for sale in the following rollforward for the twelve month period ended December 31, 2009. See Determination of Fair Value for a detailed discussion of the changes in valuation methodology.

In third quarter 2009, FHN reviewed the allocation of fair value between MSR and excess interest from prior first lien loan sales and securitizations. As a result, $11.1 million was reclassified from trading securities to MSR within level 3 assets measured at fair value on a recurring basis.

In third quarter 2008, FHN revised its methodology for valuing hedges of MSR and excess interest that were retained from prior securitizations. Consistent with this change, the applicable amounts are presented as a transfer out of net derivative assets and liabilities in the following rollforward for the twelve month period ended December 31, 2008. See Determination of Fair Value for a detailed discussion of the changes in valuation methodology.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Twelve Months Ended December 31, 2009						
			Securities available for sale				
(Dollars in thousands)	Trading securities (a)	Loans held for sale	Investment portfolio	Venture Capital	Mortgage servicing rights, net	Net derivative assets and liabilities	Other short-term borrowings and commercial paper
Balance on December 31, 2008	$ 153,542	$ 11,330	$111,840	$25,307	$ 376,844	$ 233	$27,957
Total net gains/(losses) included in:							
Net income	55,342	(10,384)	-	(2,252)	67,817	-	11,705
Other comprehensive income	-	-	3,812	-	-	-	-
Purchases, sales, issuances, and settlements, net	(141,675)	(36,265)	(16,479)	(7,312)	(153,127)	(233)	-
Net transfers into/(out of) Level 3	(11,077)	241,546	-	-	11,077	-	-
Balance on December 31, 2009	$ 56,132	$206,227	$ 99,173	$15,743	$ 302,611	$ -	$39,662
Net unrealized gains/(losses) included in net income	$ 41,148(b)	$ (10,384)(c)	$ -	$ (2,252)(d)	$ 62,370(e)	$ -	$11,705(c)

	Twelve Months Ended December 31, 2008					
(Dollars in thousands)	Trading securities	Loans held for sale	Securities available for sale	Mortgage servicing rights, net	Net derivative assets and liabilities	Other short-term borrowings and commercial paper
Balance on December 31, 2007	$ 476,404	$ -	$159,301	$1,159,820	$ 81,517	$ -
Total net gains/(losses) included in:						
Net income	(109,232)	(2,551)	303	(429,854)	146,737	(34,978)
Other comprehensive income	-	-	(3,641)	-	-	-
Purchases, sales, issuances, and settlements, net	(235,569)	(2,711)	(18,816)	(353,122)	(119,926)	62,935
Net transfers into/(out of) Level 3	21,939	16,592	-	-	(108,095)	-
Balance on December 31, 2008	$ 153,542	$ 11,330	$137,147	$ 376,844	$ 233	$ 27,957
Net unrealized gains/(losses) included in net income	$(172,366)(f)	$(10,742)(c)	$ 303(d)	$ (328,112)(g)	$ 72(c)	$(19,974)(c)

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Primarily represents Mortgage Banking trading securities. Capital Markets Level 3 trading securities are not significant.
(b) Includes $(2.2) million included in Capital Markets noninterest income, $47.6 million included in Mortgage Banking noninterest income, and $(4.3) million included in other income and commissions.
(c) Included in Mortgage Banking noninterest income.
(d) Represents recognized gains and losses attributable to venture capital investments classified within securities available for sale that are included in Securities gains/(losses) in noninterest income.
(e) Includes $67.8 million included in Mortgage Banking noninterest income and $(5.4) million included in other income and commissions.
(f) Includes $(23.8) million included in Capital Markets noninterest income, $(138.5) million included in Mortgage Banking noninterest income, and $(10.1) million included in other income and commissions.
(g) Includes $(312.9) million included in Mortgage Banking noninterest income and $(15.2) million included in other income and commissions.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Nonrecurring Fair Value Measurements

From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of LOCOM accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis that were still held on the balance sheet at December 31, 2009 and 2008, respectively, the following tables provide the level of valuation assumptions used to determine each adjustment, the related carrying value, and the fair value adjustments recorded during the respective periods.

	Carrying value at December 31, 2009				Twelve Months Ended December 31, 2009
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Total losses/(gains)
Loans held for sale	$-	$15,753	$ 21,829	$ 37,582	$ (1,716)
Securities available for sale	-	-	-	-	516(c)
Loans, net of unearned income (a)	-	-	402,007	402,007	287,866
Real estate acquired by foreclosure (b)	-	-	125,190	125,190	34,924
Other assets (d)	-	-	108,247	108,247	8,970
					$330,560

	Carrying value at December 31, 2008				Twelve Months Ended December 31, 2008
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Total losses/(gains)
Loans held for sale	$-	$78,739	$ 38,153	$116,892	$ 27,503
Securities available for sale	-	1,117	-	1,117	1,897(c)
Loans, net of unearned income (a)	-	-	414,902	414,902	198,485
Other assets (d)	-	-	113,832	113,832	9,229
					$237,114

(a) Represents carrying value of loans for which adjustments are based on the appraised value of the collateral. Writedowns on these loans are recognized as part of provision.
(b) Represents the fair value and related losses of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets.
(c) Represents recognition of other than temporary impairment for cost method investments classified within securities available for sale.
(d) Represents low income housing investments.

In 2009, FHN recognized goodwill impairment of $14.3 million related to the disposition of FTN ECM. In accordance with accounting requirements, FHN allocated a portion of the goodwill from the applicable reporting unit to the asset group held for disposal in determining the carrying value of the disposal group. In determining the amount of impairment, FHN compared the carrying value of the disposal group to the estimated value of the contracted sale price, which primarily included observable inputs in the form of financial asset values but which also included certain non-observable inputs related to the estimated values of post-transaction contingencies. Thus, this measurement was considered a Level 3 valuation. Impairment of goodwill was recognized for the excess of the carrying amount over the fair value of the disposal group.

In first quarter 2008, FHN recognized a lower of cost or market reduction in value of $36.2 million on its warehouse of trust preferred loans, which was classified within level 3 for loans held for sale at March 31, 2008. The determination of estimated market value for the warehouse was based on a hypothetical securitization transaction for the warehouse as a whole. FHN used observable data related to prior securitization transactions as well as changes in credit spreads in the collateralized debt obligation (CDO) market since the most recent transaction. FHN also incorporated significant internally developed assumptions within its valuation of the warehouse, including estimated prepayments and estimated defaults. In accordance with ASC 820, FHN excluded transaction costs related to the hypothetical securitization in determining fair value.

In first quarter 2008, FHN recognized a lower of cost or market reduction in value of $17.0 million relating to mortgage warehouse loans. Approximately $10.5 million was attributable to increased delinquencies or aging of

loans. The market values for these loans were estimated using historical sales prices for these type loans, adjusted for incremental price concessions that a third party investor is assumed to require due to tightening credit markets and deteriorating housing prices. These assumptions were based on published information about actual and projected deteriorations in the housing market as well as changes in credit spreads. The remaining reduction in value of $6.5 million was attributable to lower investor prices, due primarily to credit spread widening. This reduction was calculated by comparing the total fair value of loans (using the same methodology that is used for fair value option loans) to carrying value for the aggregate population of loans that were not delinquent or aged.

In second quarter 2008, FHN designated its trust preferred warehouse as held to maturity. Accordingly, these loans were excluded from loans held for sale in the nonrecurring measurements table as of December 31, 2008. In conjunction with the transfer of these loans to held to maturity status, FHN performed a lower of cost or market analysis on the date of transfer. This analysis was based on the pricing of market transactions involving securities similar to those held in the trust preferred warehouse with consideration given, as applicable, to any differences in characteristics of the market transactions, including issuer credit quality, call features and term. As a result of the lower of cost or market analysis, FHN determined that its existing valuation of the trust preferred warehouse was appropriate.

FHN recognized a lower of cost or market reduction in value of $8.3 million relating to mortgage warehouse loans during second quarter of 2008. Approximately $7.1 million was attributable to increased repurchases and delinquencies or aging of warehouse loans; the remaining reduction in value was attributable to lower investor prices, due primarily to credit spread widening. The market values for these loans were estimated using historical sales prices for these types of loans, adjusted for incremental price concessions that a third party investor was assumed to require due to tightening credit markets and deteriorating housing prices. These assumptions were based on published information about actual and projected deteriorations in the housing market as well as changes in credit spreads.

FHN recognized a lower of cost or market reduction in value of $1.3 million relating to mortgage warehouse loans during third quarter of 2008. This was primarily attributable to increased repurchases and delinquencies of warehouse loans with some reduction in value attributable to lower investor prices, due primarily to credit spread widening. The market values for these loans were estimated using historical sales prices for similar type loans, adjusted for incremental price concessions that a third party investor is assumed to require due to tightening credit markets and deteriorating housing prices. These assumptions were based on published information about actual and projected deteriorations in the housing market as well as changes in credit spreads.

FHN recognized a lower of cost or market reduction in value of $.2 million relating to mortgage warehouse loans during fourth quarter of 2008. This was primarily attributable to increased repurchases and delinquencies of warehouse loans with some reduction in value attributable to lower investor prices, due primarily to credit spread widening. The market values for these loans were estimated using historical sales prices for similar type loans, adjusted for incremental price concessions that a third party investor is assumed to require due to tightening credit markets and deteriorating housing prices. These assumptions were based on published information about actual and projected deteriorations in the housing market as well as changes in credit spreads.

Fair Value Option

FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes under the Financial Instruments Topic (ASC 825). FHN determined that the election reduced certain timing differences and better matched changes in the value of such loans with changes in the value of derivatives used as economic hedges for these assets.

In 2009 and 2008, FHN transferred certain servicing assets in transactions that did not qualify for sale treatment due to certain recourse provisions. The associated proceeds are recognized within Other Short Term Borrowings and Commercial Paper in the Consolidated Statements of Condition as of December 31, 2009 and 2008. Since the servicing assets are recognized at fair value and changes in the fair value of the related financing liabilities will exactly mirror the change in fair value of the associated servicing assets, management elected to account for the

financing liabilities at fair value. Since the servicing assets have already been delivered to the buyer, the fair value of the financing liabilities associated with the transaction does not reflect any instrument-specific credit risk.

The following table reflects the differences between the fair value carrying amount of mortgage loans held for sale measured at fair value in accordance with management's election and the aggregate unpaid principal amount FHN is contractually entitled to receive at maturity.

	December 31, 2009		
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Loans held for sale reported at fair value:			
Total loans	$230,146	$277,400	$(47,254)
Nonaccrual loans	15,988	34,469	(18,481)
Loans 90 days or more past due and still accruing	8,026	16,765	(8,739)

	December 31, 2008		
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Loans held for sale reported at fair value:			
Total loans	$268,952	$305,303	$(36,351)
Nonaccrual loans	2,098	4,785	(2,687)
Loans 90 days or more past due and still accruing	2,176	4,898	(2,722)

Assets and liabilities accounted for under the fair value election are initially measured at fair value with subsequent changes in fair value recognized in earnings. Such changes in the fair value of assets and liabilities for which FHN elected the fair value option are included in current period earnings with classification in the income statement line item reflected in the following table:

	Twelve Months Ended December 31, 2008	
(Dollars in thousands)	**2009**	2008
Changes in fair value included in net income:		
Mortgage banking noninterest income		
Loans held for sale	**$ (8,236)**	$(21,870)
Other short-term borrowings and commercial paper	**11,705**	(19,974)
Estimated changes in fair value due to credit risk (loans held for sale)	**(13,680)**	(21,865)

For the twelve month period ended December 31, 2009 and 2008, the amounts for loans held for sale includes approximately $13.7 million and $21.9 million, respectively, of losses included in earnings that are attributable to changes in instrument-specific credit risk. The portion of the fair value adjustments related to credit risk was determined based on both a quality adjustment for delinquencies and the full credit spread on the non-conforming loans.

Interest income on mortgage loans held for sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held for sale.

Determination of Fair Value

In accordance with ASC 820-10-35, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describes the assumptions and methodologies used to estimate the fair value of financial instruments and MSR recorded at fair value in the Consolidated Statements of Condition and for estimating the fair value of financial instruments for which fair value is disclosed under ASC 825-10-50.

Short-term financial assets. Federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with other financial institutions are carried at historical cost. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.

Trading securities and trading liabilities. Trading securities and trading liabilities are recognized at fair value through current earnings. Trading inventory held for broker-dealer operations is included in trading securities and trading liabilities. Broker-dealer long positions are valued at bid price in the bid-ask spread. Short positions are valued at the ask price. Inventory positions are valued using observable inputs including current market transactions, LIBOR and U.S. treasury curves, credit spreads, and consensus prepayment speeds. Trading loans are valued using observable inputs including current market transactions, swap rates, mortgage rates, and consensus prepayment speeds.

Trading securities also include retained interests in prior securitizations that qualify as financial assets, which may include certificated residual interests, excess interest (structured as interest-only strips), interest-only strips, principal-only strips, or subordinated bonds. Residual interests represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Subordinated bonds are bonds with junior priority. All financial assets retained from a securitization are recognized on the Consolidated Statements of Condition in trading securities at fair value with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income.

The fair values of the certificated residual interests and the excess interest are determined using market prices from closely comparable assets such as MSR that are tested against prices determined using a valuation model that calculates the present value of estimated future cash flows. The fair value of these retained interests typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. In some instances, FHN retains interests in the loans it securitized by retaining certificated principal-only strips or subordinated bonds. Subsequent to the August 2009 reduction of mortgage banking operations, FHN uses observable inputs such as trades of similar instruments, yield curves, credit spreads and consensus prepayment speeds to determine the fair value of principal only strips. Previously, FHN used the market prices from comparable assets such as publicly traded FNMA trust principal-only strips that were adjusted to reflect the relative risk difference between readily marketable securities and privately issued securities in valuing the principal only strips. The fair value of subordinated bonds is determined using the best available market information, which may include trades of comparable securities, independently provided spreads to other marketable securities, and published market research. Where no market information is available, the company utilizes an internal valuation model. As of December 31, 2009 and 2008, no market information was available, and the subordinated bonds were valued using an internal model, which includes assumptions about timing, frequency and severity of loss, prepayment speeds of the underlying collateral, and the yield that a market participant would require.

Securities available for sale. Securities available for sale includes the investment portfolio accounted for as available-for-sale under ASC 320-10-25, federal bank stock holdings, short-term investments in mutual funds, and venture capital investments. Valuations of available-for-sale securities are performed using observable inputs obtained from market transactions in similar securities. Typical inputs include LIBOR and U.S. treasury curves, consensus prepayment estimates, and credit spreads. When available, broker quotes are used to support these valuations.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Stock held in the Federal Reserve Bank and Federal Home Loan Banks are recognized at historical cost in the Consolidated Statements of Condition which is considered to approximate fair value. Short-term investments in mutual funds are measured at the funds' reported closing net asset values. Venture capital investments are typically measured using significant internally generated inputs including adjustments to referenced transaction values and discounted cash flows analysis.

Loans held for sale. In conjunction with the adoption of the provisions of the FASB codification update to ASC 820-10 in first quarter 2009, FHN revised its methodology for determining the fair value of certain loans within its mortgage warehouse. FHN now determines the fair value of the applicable loans using a discounted cash flow model using observable inputs, including current mortgage rates for similar products, with adjustments for differences in loan characteristics reflected in the model's discount rates. For all other loans held in the warehouse (and in prior periods for the loans converted to the discounted cash flow methodology), the fair value of loans whose principal market is the securitization market is based on recent security trade prices for similar products with a similar delivery date, with necessary pricing adjustments to convert the security price to a loan price. Loans whose principal market is the whole loan market are priced based on recent observable whole loan trade prices or published third party bid prices for similar product, with necessary pricing adjustments to reflect differences in loan characteristics. Typical adjustments to security prices for whole loan prices include adding the value of MSR to the security price or to the whole loan price if the price is servicing retained, adjusting for interest in excess of (or less than) the required coupon or note rate, adjustments to reflect differences in the characteristics of the loans being valued as compared to the collateral of the security or the loan characteristics in the benchmark whole loan trade, adding interest carry, reflecting the recourse obligation that will remain after sale, and adjusting for changes in market liquidity or interest rates if the benchmark security or loan price is not current. Additionally, loans that are delinquent or otherwise significantly aged are discounted to reflect the less marketable nature of these loans.

The fair value of non-mortgage loans held for sale is approximated by their carrying values based on current transaction values.

Loans, net of unearned income. Loans, net of unearned income are recognized at the amount of funds advanced, less charge offs and an estimation of credit risk represented by the allowance for loan losses. The fair value estimates for disclosure purposes differentiate loans based on their financial characteristics, such as product classification, loan category, pricing features, and remaining maturity.

The fair value of floating rate loans is estimated through comparison to recent market activity in loans of similar product types, with adjustments made for differences in loan characteristics. In situations where market pricing inputs are not available, fair value is considered to approximate book value due to the monthly repricing for commercial and consumer loans, with the exception of floating rate 1-4 family residential mortgage loans which reprice annually and will lag movements in market rates. The fair value for floating rate 1-4 family mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period.

Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the floating rate 1-4 family residential mortgage portfolio.

The fair value of fixed rate loans is estimated through comparison to recent market activity in loans of similar product types, with adjustments made for differences in loan characteristics. In situations where market pricing inputs are not available, fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the fixed rate mortgage and installment loan portfolios.

Individually impaired loans are measured using either a discounted cash flow methodology or the estimated fair value of the underlying collateral less costs to sell, if the loan is considered collateral-dependent. In accordance with accounting standards, the discounted cash flow analysis utilizes the loan's effective interest rate for

discounting expected cash flow amounts. Thus, this analysis is not considered a fair value measurement in accordance with ASC 820. However, the results of this methodology are considered to approximate fair value for the applicable loans. Expected cash flows are derived from internally-developed inputs primarily reflecting expected default rates on contractual cash flows.

For loans measured using the estimated fair value of collateral less costs to sell, fair value is estimated using appraisals of the collateral. Collateral values are monitored and additional write-downs are recognized if it is determined that the estimated collateral values have declined further. Estimated costs to sell are based on current amounts of disposal costs for similar assets. Carrying value is considered to reflect fair value for these loans.

Mortgage servicing rights. FHN recognizes all classes of MSR at fair value. Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, FHN primarily relies on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, recent market activity, and against its own experience.

Derivative assets and liabilities. The fair value for forwards and futures contracts used to hedge the value of servicing assets and the mortgage warehouse are based on current transactions involving identical securities. These contracts are exchange-traded and thus have no credit risk factor assigned as the risk of non-performance is limited to the clearinghouse used.

Valuations of other derivatives (primarily interest rate related swaps, swaptions, caps and collars) are based on inputs observed in active markets for similar instruments. Typical inputs include the LIBOR curve, option volatility, and option skew. Credit risk is mitigated for these instruments through the use of mutual margining and master netting agreements as well as collateral posting requirements. Any remaining credit risk related to interest rate derivatives is considered in determining fair value through evaluation of additional factors such as customer loan grades and debt ratings.

In third quarter 2008, FHN revised its methodology for valuing hedges of MSR and excess interest that were retained from prior securitizations. FHN now determines the fair value of the interest rate derivatives used to hedge MSR and excess interests using inputs observed in active markets for similar instruments with typical inputs including the LIBOR curve, option volatility, and option skew. Previously, fair values of these derivatives were obtained through proprietary pricing models which were compared to market value quotes received from third party broker-dealers in the derivative markets.

Real estate acquired by foreclosure. Real estate acquired by foreclosure primarily consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Estimated fair value is determined using appraised values with subsequent adjustments for deterioration in values that are not reflected in the most recent appraisal. Real estate acquired by foreclosure also includes properties acquired in compliance with HUD servicing guidelines which are carried at the estimated amount of the underlying government assurance or guarantee.

Nonearning assets. For disclosure purposes, nonearning assets include cash and due from banks, accrued interest receivable, and capital markets receivables. Due to the short-term nature of cash and due from banks, accrued interest receivable and capital markets receivables, the fair value is approximated by the book value.

Other assets. For disclosure purposes, other assets consist of investments in low income housing partnerships and deferred compensation assets that are considered financial assets. Investments in low income housing partnerships are written down to estimated fair value quarterly based on the estimated value of the associated tax credits. Deferred compensation assets are recognized at fair value, which is based on quoted prices in active markets.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Defined maturity deposits. The fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted by using the current market rates of similar instruments applicable to the remaining maturity. For disclosure purposes, defined maturity deposits include all certificates of deposit and other time deposits.

Undefined maturity deposits. In accordance with ASC 825, the fair value is approximated by the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.

Short-term financial liabilities. The fair value of federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term borrowings is approximated by the book value. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization. Commercial paper and short-term borrowings includes a liability associated with transfers of mortgage servicing rights that did not qualify for sale accounting. This liability is accounted for at elected fair value, which is measured consistent with the related MSR, as described above.

Long-term debt. The fair value is based on quoted market prices or dealer quotes for the identical liability when traded as an asset. When pricing information for the identical liability is not available, relevant prices for similar debt instruments are used with adjustments being made to the prices obtained for differences in characteristics of the debt instruments. If no relevant pricing information is available, the fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers FHN's and FTBNA's debt ratings.

Other noninterest-bearing liabilities. For disclosure purposes, other noninterest-bearing liabilities include accrued interest payable and capital markets payables. Due to the short-term nature of these liabilities, the book value is considered to approximate fair value.

Loan Commitments. Fair values are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing.

Other Commitments. Fair values are based on fees charged to enter into similar agreements.

The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held for sale, and long-term debt as of December 31, 2009, and 2008, involved the use of significant internally-developed pricing assumptions for certain components of these line items. These assumptions are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. We have not included assets and liabilities that are not financial instruments (including MSR) in the following table such as the value of long-term relationships with deposit and trust customers, premises and equipment, goodwill and other intangibles, deferred taxes, and certain other assets and other liabilities. Accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of the company.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as off-balance sheet commitments as of December 31, 2009 and 2008.

	December 31, 2009		December 31, 2008	
(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value
Assets:				
Loans, net of unearned income and allowance for loan losses	**$17,226,970**	**$16,070,150**	$20,428,980	$18,787,501
Short-term financial assets	**992,183**	**992,183**	980,150	980,150
Trading securities	**699,900**	**699,900**	945,766	945,766
Loans held for sale	**452,501**	**452,501**	566,654	566,654
Securities available for sale	**2,694,468**	**2,694,468**	3,125,153	3,125,153
Derivative assets	**248,628**	**248,628**	576,131	576,131
Other assets	**133,583**	**133,583**	140,797	140,797
Nonearning assets	**892,927**	**892,927**	1,839,227	1,839,227
Liabilities:				
Deposits:				
Defined maturity	**$ 2,455,936**	**$ 2,522,334**	$ 3,676,880	$ 3,761,102
Undefined maturity	**12,411,279**	**12,411,279**	10,564,934	10,564,934
Total deposits	**14,867,215**	**14,933,613**	14,241,814	14,326,036
Trading liabilities	**293,387**	**293,387**	359,502	359,502
Short-term financial liabilities	**3,636,111**	**3,636,111**	6,030,768	6,030,768
Long-term debt	**2,891,133**	**2,385,949**	4,767,660	3,842,696
Derivative liabilities	**179,422**	**179,422**	262,434	262,434
Other noninterest-bearing liabilities	**338,161**	**338,161**	1,191,758	1,191,758
	Contractual Amount	Fair Value	Contractual Amount	Fair Value
Off-Balance Sheet Commitments:				
Loan commitments	**$ 8,370,960**	**$ 1,172**	$ 9,600,616	$ 2,654
Standby and other commitments	**540,858**	**5,612**	631,716	6,166

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 23 ❑ Loan Sales and Securitizations

Historically, FHN utilized loan sales and securitizations as a significant source of liquidity for its mortgage banking operations. With FHN's current focus on origination of mortgages within its regional banking footprint and the sale of national mortgage origination offices, loan sale and securitization activity has significantly decreased. Generally, FHN no longer retains financial interests in loans it transfers to third parties. For classification purposes, all loans transferred to GSE (e.g., FNMA, FHLMC, and GNMA), including those subsequently securitized by an agency, are considered loan sales while transfers attributed to securitizations consist solely of proprietary securitizations executed by FHN.

During 2009, 2008, and 2007, FHN transferred $1.3 billion, $19.5 billion, and $20.1 billion, respectively, of single-family residential mortgage loans in sales that were not securitizations. In 2008, these transactions primarily reflected sales to GSE. In 2009, 2008, and 2007, FHN recognized net pre-tax gains of $15.8 million, $236.7 million, and $111.9 million, respectively, from the sale of single-family residential mortgage loans which include gains recognized on the capitalization of MSR associated with these loans.

During 2007, FHN transferred $1.1 billion of home equity loans and HELOC in sales that were not securitizations. These transactions were executed with other financial institutions. In 2007, FHN recognized net pre-tax gains of $20.3 million from these transactions, which include gains recognized on the capitalization of MSR associated with these loans.

During 2009, 2008, and 2007, FHN transferred $12.6 million, $19.9 million, and $33.8 million, respectively, of HELOC related to proprietary securitization transactions. During 2009, 2008, and 2007, FHN recognized net pre-tax gains of $.3 million, $.4 million, and $.9 million, respectively, related to HELOC securitizations which include gains recognized on the capitalization of MSR associated with these loans.

During 2007, FHN securitized $5.2 billion of single-family residential mortgage loans in proprietary securitization transactions and the resulting securities were sold as senior and subordinate certificates. In 2007, FHN recognized net pre-tax gains of $11.7 million from the sale of securitized single-family residential mortgage loans that includes gains recognized on the capitalization of MSR associated with these loans.

Retained Interests

Interests retained from loan sales, including GSE securitizations, typically include MSR and excess interest. Interests retained from proprietary securitizations include MSR and various financial assets (see discussion below). MSR are initially valued at fair value and the remaining retained interests were initially valued by allocating the remaining cost basis of the loan between the security or loan sold and the remaining retained interests based on their relative fair values at the time of sale or securitization.

In certain cases, FHN continues to service and receive servicing fees related to the transferred loans. Generally, FHN received annual servicing fees approximating .28 percent in 2009, .27 percent in 2008, and .28 percent in 2007, of the outstanding balance of underlying single-family residential mortgage loans. FHN received annual servicing fees approximating .50 percent in 2009, 2008, and 2007, of the outstanding balance of underlying loans for HELOC and home equity loans transferred. MSR related to loans transferred and serviced by FHN, as well as MSR related to loans serviced by FHN and transferred by others, are discussed further in Note 6 — Mortgage Servicing Rights. During 2009, there were no significant additions to MSR.

Other financial assets retained in a proprietary or GSE securitization may include certificated residual interests, excess interest (structured as interest-only strips), interest-only strips, principal-only strips, or subordinated bonds. Residual interests represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches and interest-only strips are interest cash flow tranches. Subordinated bonds are bonds with junior priority. All financial assets retained from a securitization are recognized on the Consolidated Statements of Condition in trading securities at fair value with realized and unrealized gains

and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income.

As of December 31, 2009 and 2008, $7.9 million and $57.0 million, respectively, of excess interest IO are associated with proprietary securitization transactions while the remainder is associated with loan sales. In fourth quarter 2009, FHN sold $49.0 million of excess IO. All other retained interests relate to securitization activity.

The sensitivity of the fair value of all retained or purchased MSR to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2009 and 2008, are as follows:

	On December 31, 2009			On December 31, 2008		
(Dollars in thousands except for annual cost to service)	**First Liens**	**Second Liens**	**HELOC**	First Liens	Second Liens	HELOC
Fair value of retained interests	**$296,115**	**$1,174**	**$5,322**	$354,397	$13,557	$ 8,890
Weighted average life (in years)	**4.4**	**2.2**	**2.4**	2.6	2.1	2.4
Annual prepayment rate	**18.7%**	**34.5%**	**30.6%**	32.8%	36.5%	34.0%
Impact on fair value of 10% adverse change	**$ (15,326)**	**$ (40)**	**$ (163)**	$ (26,106)	$ (1,336)	$ (729)
Impact on fair value of 20% adverse change	**(29,346)**	**(81)**	**(326)**	(49,444)	(2,540)	(1,392)
Annual discount rate on servicing cash flows	**11.7%**	**16.0%**	**18.0%**	11.1%	14.0%	18.0%
Impact on fair value of 10% adverse change	**$ (8,678)**	**$ (19)**	**$ (96)**	$ (7,780)	$ (335)	$ (264)
Impact on fair value of 20% adverse change	**(16,800)**	**(38)**	**(192)**	(15,164)	(653)	(512)
Annual cost to service (per loan)	**$ 119**	**$ 50**	**$ 50**	$ 54	$ 50	$ 50
Impact on fair value of 10% adverse change	**(7,223)**	**(59)**	**(266)**	(4,284)	(331)	(277)
Impact on fair value of 20% adverse change	**(14,410)**	**(117)**	**(532)**	(8,569)	(663)	(554)
Annual earnings on escrow	**2.5%**	**3.5%**	**3.5%**	1.6%	0.4%	0.4%
Impact on fair value of 10% adverse change	**$ (4,488)**	**$ (1)**	**$ (28)**	$ (6,318)	$ (58)	$ (28)
Impact on fair value of 20% adverse change	**(8,982)**	**(3)**	**(56)**	(12,635)	(117)	(55)

Note 23 ❑ Loan Sales and Securitizations (continued)

The sensitivity of the fair value of other retained interests to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2009 and 2008, are as follows:

(Dollars in thousands except for annual cost to service)	Excess Interest IO	Certificated PO	IO	Subordinated Bonds	Residual Interest Certificates 2nd Liens	Residual Interest Certificates HELOC
December 31, 2009						
Fair value of retained interests	**$ 51,035**	**$10,013**	**$ 265**	**$ 1,130**	**$ 2,291**	**$1,269**
Weighted average life (in years)	**4.8**	**5.3**	**7.8**	**3.1**	**2.7**	**2.4**
Annual prepayment rate	**15.6%**	**22.6%**	**10.3%**	**7.5%**	**26.3%**	**28.0%**
Impact on fair value of 10% adverse change	**$ (2,398)**	**$ (394)**	**$ (8)**	**$ (23)**	**$ (32)**	**$ (182)**
Impact on fair value of 20% adverse change	**(4,650)**	**(782)**	**(21)**	**(46)**	**(59)**	**(301)**
Annual discount rate on residual cash flows (a)	**10.3%**	**23.8%**	**34.6%**	**225.6%**	**34.9%**	**32.9%**
Impact on fair value of 10% adverse change	**$ (2,199)**	**$ (515)**	**$ (17)**	**$ (77)**	**$ (109)**	**$ (207)**
Impact on fair value of 20% adverse change	**(4,204)**	**(1,050)**	**(33)**	**(147)**	**(206)**	**(373)**
December 31, 2008						
Fair value of retained interests	$102,657	$13,887	$ 406	$4,637	$3,504	$4,717
Weighted average life (in years)	2.6	4.8	8.3	2.0	2.6	2.3
Annual prepayment rate	32.1%	49.4%	12.7%	7.1%	29.6%	27.0%
Impact on fair value of 10% adverse change	$ (11,019)	$ (498)	$ (12)	$ (211)	$ (37)	$ (397)
Impact on fair value of 20% adverse change	(20,934)	(1,127)	(22)	(258)	(70)	(751)
Annual discount rate on residual cash flows	12.2%	30.6%	19.3%	26.3%	34.9%	33.0%
Impact on fair value of 10% adverse change	$ (3,543)	$ (370)	$ (21)	$ (163)	$ (137)	$ (443)
Impact on fair value of 20% adverse change	(6,897)	(781)	(40)	(291)	(259)	(826)

(a) For subordinated bonds, rate used is the actual bond yield.

These sensitivities are hypothetical and should not be considered predictive of future performance. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions cannot necessarily be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Also, in this table, the effect on the fair value of the retained interest caused by a particular assumption variation is calculated independently from all other assumption changes. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

Note 23 ❑ Loan Sales and Securitizations (continued)

FHN uses assumptions and estimates in determining the fair value allocated to retained interests at the time of initial securitization. Generally, FHN no longer retains interests related to loan sales or securitizations. During 2009, additions to MSR were immaterial. The key economic assumptions used to measure the fair value of MSR at the date of securitization or loan sale were as follows during 2008:

	First Liens	Second Liens	HELOC
2008			
Weighted average life (in years)	2.4 - 7.0	2.7 - 3.1	1.7 - 1.8
Annual prepayment rate	11.7% - 34.7%	26.0% - 30.0%	43.0% - 44.0%
Annual discount rate	9.4% - 11.7%	14.0%	18.0%
Annual cost to service (per loan)	$52 - $69	$50	$50
Annual earnings on escrow	1.6% - 3.8%	3.8% - 5.3%	5.3%

There were no securitizations in which FHN retained an interest during 2009. The key economic assumptions used to measure the fair value of other retained interests at the date of securitization were as follows during 2008:

	Excess Interest IO	Certificated PO	Subordinated Bond
2008			
Weighted average life (in years)	4.7 - 6.1	N/A	N/A
Annual prepayment rate	10.2% - 19.7%	N/A	N/A
Annual discount rate	11.8%	N/A	N/A

For the years ended December 31, 2009, 2008, and 2007, cash flows received and paid related to loan sales were as follows:

(Dollars in thousands)	**2009**	2008	2007
Proceeds from initial sales	**$1,307,635**	$19,523,904	$21,282,957
Servicing fees retained*	**67,940**	161,336	244,901
Purchases of GNMA guaranteed mortgages	**18,225**	103,436	160,928
Purchases of delinquent or foreclosed assets	**49,352**	6,110	6,865
Other cash flows received on retained interests	**26,805**	25,569	62,142

Certain previously reported amounts have been reclassified to agree with current presentation.
* Includes servicing fees on MSR associated with loan sales and purchased MSR.

For the years ended December 31, 2009, 2008, and 2007, cash flows received and paid related to securitizations were as follows:

(Dollars in thousands)	**2009**	2008	2007
Proceeds from initial securitizations	**$12,903**	$19,925	$5,230,889
Servicing fees retained	**64,859**	87,786	86,740
Purchases of delinquent or foreclosed assets	**-**	3,042	7,083
Other cash flows received on retained interests	**37,189**	21,737	33,557

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 23 ❑ Loan Sales and Securitizations (continued)

As of December 31, 2009, the principal amount of loans transferred through loan sales and securitizations and other loans managed with them, the principal amount of delinquent loans, and the net credit losses during 2009 are as follows:

(Dollars in thousands)	Total Principal Amount of Loans	Principal Amount of Delinquent Loans (a)	Net Credit Losses (b) (c)
	On December 31, 2009		**For the Year Ended December 31, 2009**
Type of loan:			
Real estate residential	$ 31,893,006	$960,307	$504,225
Total loans managed or transferred (d)	$ 31,893,006	$960,307	$504,225
Loans sold (e)	(23,543,925)		
Loans held for sale (e)	(331,979)		
Loans held in portfolio	$ 8,017,102		

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Loans 90 days or more past due include $40.0 million of GNMA guaranteed. mortgages. $641.2 million of delinquent loans have been securitized while $62.0 million relate to loans HFS or previously sold.

(b) Principal amount of loans securitized and sold includes $18.6 billion of loans securitized through GNMA, FNMA or FHLMC. FHN retains interests other than servicing rights on a portion of these securitized loans. No delinquency or net credit loss data is included for the loans securitized through FNMA or FHMLC because these agencies retain credit risk. The remainder of loans securitized and sold were securitized through proprietary trusts, where FHN retained interests other than servicing rights.

(c) $137.5 million associated with securitizations and $95.9 million associated with loans HFS or previously sold.

(d) Transferred loans are real estate residential loans in which FHN has a retained interest other than servicing rights.

(e) $4.0 billion associated with securitizations and $19.9 billion associated with loans HFS or previously sold.

As of December 31, 2008, the principal amount of loans transferred through loan sales and securitizations and other loans managed with them, the principal amount of delinquent loans, and the net credit losses during 2008 are as follows:

(Dollars in thousands)	Total Principal Amount of Loans	Principal Amount of Delinquent Loans (a)	Net Credit Losses (b) (c)
	On December 31, 2008		For the Year Ended December 31, 2008
Type of loan:			
Real estate residential	$ 52,422,426	$583,066	$220,744
Total loans managed or transferred (d)	$ 52,422,426	$583,066	$220,744
Loans sold (e)	(43,138,126)		
Loans held for sale (e)	(408,148)		
Loans held in portfolio	$ 8,876,152		

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Loans 90 days or more past due include $42.3 million of GNMA guaranteed mortgages. $385.4 million of delinquent loans have been securitized while $44.7 million relate to loans HFS or previously sold.

(b) Principal amount of loans securitized and sold includes $37.2 billion of loans securitized through GNMA, FNMA or FHLMC. FHN retains interests other than servicing rights on a portion of these securitized loans. No delinquency or net credit loss data is included for the loans securitized through FNMA or FHMLC because these agencies retain credit risk. The remainder of loans securitized and sold were securitized through proprietary trusts, where FHN retained interests other than servicing rights.

(c) $26.9 million associated with securitizations and $70.7 million associated with loans HFS or previously sold.

(d) Transferred loans are real estate residential loans in which FHN has a retained interest other than servicing rights.

(e) $4.9 billion associated with securitizations and $38.7 billion associated with loans HFS or previously sold.

Note 23 ❑ Loan Sales and Securitizations (continued)

Secured Borrowings. In 2007, FTBNA executed several securitizations of retail real estate residential loans for the purpose of engaging in secondary market financing. Since the related trusts did not qualify as QSPE and since the cash flows on the loans are pledged to the holders of the trusts' securities, FTBNA recognized the proceeds as secured borrowings in accordance with the ASC's Transfers and Servicing Topic (ASC 860-10-50). On December 31, 2009, FTBNA had $654.6 million of loans net of unearned income and $650.4 million of other collateralized borrowings in its Consolidated Statements of Condition related to these transactions. On December 31, 2008, FTBNA recognized $714.7 million of loans net of unearned income and $696.5 million of other collateralized borrowings in its Consolidated Statements of Condition related to these transactions. See Note 24 — Variable Interest Entities for additional information.

In third quarter 2007, FTBNA executed a securitization of certain small issuer trust preferreds for which the underlying trust did not qualify as a QSPE under ASC's Transfers and Servicing Topic (ASC 860-10-50). Therefore, FTNBA has accounted for the funds received through the securitization as a secured borrowing. On December 31, 2009, FTBNA had $112.5 million of loans net of unearned income, $1.7 million of trading securities, and $50.1 million of other collateralized borrowings in its Consolidated Statements of Condition related to this transaction. On December 31, 2008, FTBNA had $112.5 million of loans net of unearned income, $1.7 million of trading securities, and $48.9 million of other collateralized borrowings in its Consolidated Statements of Condition related to this transaction. See Note 24 — Variable Interest Entities for additional information.

Note 24 ❑ Variable Interest Entities

Under the provisions of ASC's Consolidation Topic (ASC 860-10-25), FHN is deemed to be the primary beneficiary and required to consolidate a variable interest entity (VIE) if it has a variable interest that will absorb the majority of the VIE's expected losses, receive the majority of expected residual returns, or both. A VIE exists when equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities by itself. A variable interest is a contractual, ownership or other interest that changes with changes in the fair value of the VIE's net assets or the VIE's cash flows. Expected losses and expected residual returns are measures of variability in the expected cash flow of a VIE.

Consolidated Variable Interest Entities. In 2007 and 2006, FTBNA established several Delaware statutory trusts (Trusts), for the purpose of engaging in secondary market financing. Except for recourse due to breaches of standard representations and warranties made by FTBNA in connection with the sale of the retail real estate residential loans by FTBNA to the Trusts, the creditors of the Trusts hold no recourse to the assets of FTBNA. Additionally, FTBNA has no contractual requirements to provide financial support to the Trusts. Since the Trusts did not qualify as QSPE, FTBNA treated the proceeds as secured borrowings in accordance with ASC 860. FTBNA determined that the Trusts were VIEs because the holders of the equity investment at risk did not have adequate decision making ability over the trusts' activities. Thus, FTBNA assessed whether it was the primary beneficiary of the associated trusts. Since there was an overcollateralization of the Trusts, any excess of cash flows received on the transferred loans above the amounts passed through to the security holders would revert to FTBNA. Accordingly, FTBNA determined that it was the primary beneficiary of the Trusts because it absorbed a majority of the expected losses of the Trusts.

FTBNA holds variable interests in trusts which have issued mandatorily redeemable preferred capital securities (trust preferreds) for smaller banking and insurance enterprises. FTBNA has no voting rights for the trusts' activities. The trusts' only assets are junior subordinated debentures of the issuing enterprises. The creditors of the trusts hold no recourse to the assets of FTBNA. These trusts meet the definition of a VIE because the holders of the equity investment at risk do not have adequate decision making ability over the trusts' activities. In situations where FTBNA holds a majority of the trust preferreds issued by a trust, it is considered the primary beneficiary of that trust because FTBNA will absorb a majority of the trust's expected losses. FTBNA has no contractual requirements to provide financial support to the trusts. In situations where FTBNA holds a majority, but less than all, of the trust preferreds for a trust, consolidation of the trust results in recognition of amounts received from other parties as debt.

FHN has established certain rabbi trusts related to deferred compensation plans offered to its employees. FHN contributes employee cash compensation deferrals to the trusts and directs the underlying investments made by the trusts. The assets of these trusts are available to FHN's creditors only in the event that FHN becomes insolvent. These trusts are considered VIEs because either there is no equity at risk in the trusts or because FHN provided the equity interest to its employees in exchange for services rendered. Given that the trusts were created in exchange for the employees' services, FHN is considered the primary beneficiary of the rabbi trusts because it is most closely related to their purpose and design. FHN has the obligation to fund any liabilities to employees that are in excess of a rabbi trust's assets.

The following table summarizes VIEs consolidated by FHN:

As of December 31, 2009
(Dollars in thousands)

Type	Assets		Liabilities	
	Carrying Value	Classification	Carrying Value	Classification
On balance sheet consumer loan securitizations	$654,644	Loans, net of unearned income	$650,442	Other collateralized borrowings
Small issuer trust preferred holdings	452,850	Loans, net of unearned income	30,500	Term borrowings
Rabbi trusts used for deferred compensation plans	90,391	Other assets	57,720	Other liabilities

Note 24 ❑ Variable Interest Entities (continued)

As of December 31, 2008 *(Dollars in thousands)*	Assets		Liabilities	
Type	Carrying Value	Classification	Carrying Value	Classification
On balance sheet consumer loan securitizations	$714,717	Loans, net of unearned income	$696,508	Other collateralized borrowings
Small issuer trust preferred holdings	465,350	Loans, net of unearned income	30,500	Term borrowings
Rabbi trusts used for deferred compensation plans	88,356	Other assets	57,661	Other liabilities

Nonconsolidated Variable Interest Entities. Since 1997, First Tennessee Housing Corporation (FTHC), a wholly-owned subsidiary, makes equity investments as a limited partner, in various partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (LIHTC) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN's community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within FHN's primary geographic region. LIHTC partnerships are considered VIEs because FTHC, as the holder of the equity investment at risk, does not have the ability to significantly affect the success of the entity through voting rights. FTHC is not considered the primary beneficiary of the LIHTC partnerships because an agent relationship exists between FTHC and the general partners, whereby the general partners cannot sell, transfer or otherwise encumber their ownership interest without the approval of FTHC. Because this results in a de facto agent relationship between the partners, the general partners are considered the primary beneficiaries because their operations are most closely associated with the LIHTC partnerships' operations. FTHC has no contractual requirements to provide financial support to the LIHTC partnerships beyond its initial funding commitments.

FTBNA holds variable interests in trusts which have issued mandatorily redeemable trust preferreds for smaller banking and insurance enterprises. FTBNA has no voting rights for the trusts' activities. The trusts' only assets are junior subordinated debentures of the issuing enterprises. These trusts meet the definition of a VIE because the holders of the equity investment at risk do not have adequate decision making ability over the trusts' activities. In situations where FTBNA did not hold a majority of the trust preferreds issued by a trust, it is not considered the primary beneficiary of that trust because FTBNA does not absorb a majority of the expected losses of the trust. FTBNA has no contractual requirements to provide financial support to the trusts.

In third quarter 2007, FTBNA executed a securitization of certain small issuer trust preferreds for which the underlying trust did not qualify as a QSPE under ASC 860. This trust was determined to be a VIE because the holders of the equity investment at risk do not have adequate decision making ability over the trust's activities. FTBNA determined that it was not the primary beneficiary of the trust due to the size and priority of the interests it retained in the securities issued by the trust. Accordingly, FTBNA has accounted for the funds received through the securitization as a collateralized borrowing in its Consolidated Statement of Condition. FTBNA has no contractual requirement to provide financial support to the trust.

As discussed in Note 11, FHN issued junior subordinated debt to Capital I and Capital II totaling $309.0 million. Both Capital I and Capital II are considered VIEs because FHN's capital contributions to these trusts are not considered "at risk" in evaluating whether the equity investments at risk in the trusts have adequate decision making ability over the trusts' activities. Capital I and Capital II are not consolidated by FHN because the holders of the securities issued by the trusts absorb a majority of expected losses and residual returns.

Prior to September 30, 2009, wholly-owned subsidiaries of FHN served as investment advisor and administrator of certain "fund of funds" investment vehicles, whereby the subsidiaries received fees for management of the funds' operations and through revenue sharing agreements based on the funds' performance. The funds were considered VIEs because the holders of the equity at risk did not have voting rights or the ability to control the funds' operations. The subsidiaries did not make any investment in the funds. Further, the subsidiaries were not obligated

Note 24 ❑ Variable Interest Entities (continued)

to provide any financial support to the funds. The funds were not consolidated by FHN because its subsidiaries did not absorb a majority of expected losses or residual returns.

The following table summarizes VIEs that are not consolidated by FHN:

As of December 31, 2009
(Dollars in thousands)

Type	Maximum Loss Exposure	Liability Recognized	Classification
Low Income Housing Partnerships (a) (b)	$110,017	$ –	Other assets
Small Issuer Trust Preferred Holdings	43,000	–	Loans, net of unearned income
On Balance Sheet Trust Preferred Securitization	64,027	50,147	(c)
Proprietary Trust Preferred Issuances	N/A	309,000	Term borrowings

(a) Maximum loss exposure represents $108.2 million of current investments and $1.8 million of contractual funding commitments. Only the current investment amount is included in Other Assets.
(b) A liability is not recognized because investments are written down over the life of the related tax credit.
(c) $112.5 million was classified as Loans, net of unearned income and $1.7 million was classified as Trading securities which are offset by $50.1 million classified as Other collateralized borrowings.

As of December 31, 2008
(Dollars in thousands)

Type	Maximum Loss Exposure	Liability Recognized	Classification
Low Income Housing Partnerships (a) (b)	$131,150	$ –	Other assets
Small Issuer Trust Preferred Holdings	43,000	–	Loans, net of unearned income
On Balance Sheet Trust Preferred Securitization	65,318	48,855	(c)
Proprietary Trust Preferred Issuances	N/A	309,000	Term borrowings
Management of Fund of Funds	N/A	N/A	N/A

(a) Maximum loss exposure represents $113.8 million of current investments and $17.3 million of contractual funding commitments. Only the current investment amount is included in Other Assets.
(b) A liability is not recognized because investments are written down over the life of the related tax credit.
(c) $112.5 million was classified as Loans, net of unearned income and $1.7 million was classified as Trading securities which are offset by $48.9 million classified as Other collateralized borrowings.

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) through its mortgage banking, capital markets, and risk management operations, as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet as required by GAAP. The contractual or notional amounts of these financial instruments do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. The Asset/Liability Committee ("ALCO") monitors the usage and effectiveness of these financial instruments.

Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with its counterparties to limit credit risk. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, mortgage loan prepayment speeds, or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

Derivative Instruments. FHN enters into various derivative contracts both in a dealer capacity, to facilitate customer transactions, and also as a risk management tool. Where contracts have been created for customers, FHN enters into transactions with dealers to offset its risk exposure. Derivatives are also used as a risk management tool to hedge FHN's exposure to changes in interest rates or other defined market risks.

Derivative instruments are recorded on the Consolidated Statements of Condition as Other assets or Other liabilities measured at fair value. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For freestanding derivative instruments, changes in fair value are recognized currently in earnings. Cash flows from derivative contracts are reported as Operating activities on the Consolidated Statements of Cash Flows.

Interest rate forward contracts are over-the-counter contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Futures contracts are exchange-traded contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Interest rate option contracts give the purchaser the right, but not the obligation, to buy or sell a specified quantity of a financial instrument, at a specified price, during a specified period of time. Caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Swaptions are options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

On December 31, 2009 and 2008, respectively, FHN had approximately $108.2 million and $62.8 million of cash receivables and $81.0 million and $196.2 million of cash payables related to collateral posting under master netting arrangements with derivative counterparties. Certain of FHN's agreements with derivative counterparties contain provisions that require that FTBNA's debt maintain minimum credit ratings from specified credit rating

agencies. If FTBNA's debt were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and request immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all derivative instruments with credit-risk-related contingent accelerated termination provisions were $4.4 million of assets and $10.9 million of liabilities on December 31, 2009. As of December 31, 2009, FHN had posted collateral of $10.3 million in the normal course of business related to these contracts.

Additionally, certain of FHN's derivative agreements contain provisions whereby the collateral posting thresholds under the agreements adjust based on the credit ratings of both counterparties. If the credit rating of FHN and/or FTBNA is lowered, FHN would be required to post additional collateral with the counterparties. The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds were $110.8 million of assets and $81.1 million of liabilities on December 31, 2009. As of December 31, 2009, FHN had received collateral of $79.4 million and posted collateral of $77.0 million in the normal course of business related to these agreements.

Mortgage Banking

Retained Interests

FHN revalues MSR to current fair value each month with changes in fair value included in servicing income in mortgage banking noninterest income. FHN hedges the MSR to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. FHN enters into interest rate contracts (potentially including swaps, swaptions, and mortgage forward purchase contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR are hedged for economic purposes.

FHN utilizes derivatives as an economic hedge (potentially including swaps, swaptions, and mortgage forward sales contracts) to protect the value of its interest-only securities that change in value inversely to the movement of interest rates. Interest-only securities are included in trading securities. Changes in the fair value of these derivatives and the hedged interest-only securities are recognized currently in earnings in mortgage banking noninterest income as a component of servicing income.

Mortgage Warehouse and Pipeline

As a result of the sale of substantially all of FHN's mortgage origination pipeline, mortgage banking origination activity was significantly reduced in the periods after third quarter 2008 as FHN focuses on origination within its regional banking footprint. Accordingly, the following discussion of warehouse and pipeline related derivatives is primarily applicable to reporting periods occurring through the third quarter 2008. During 2009, FHN attempted economic hedging for only a small portion of the warehouse loans and pipeline. Additionally, the fair value of interest rate lock commitments was immaterial as of December 31, 2009.

Prior to the 2008 divestiture, FHN's warehouse (mortgage loans held for sale) was subject to changes in fair value due to fluctuations in interest rates from the loan closing date through the date of sale of the loan into the secondary market. Typically, the fair value of the warehouse declined in value when interest rates increased and rose in value when interest rates decreased. To mitigate this risk, FHN entered into forward sales and futures contracts that provided an economic hedge against those changes in fair value on a significant portion of the warehouse. These derivatives were recorded at fair value with changes in fair value recorded in current earnings as a component of the gain or loss on the sale of loans in mortgage banking noninterest income. Upon adoption of the Financial Instruments Topic (ASC 825-10-50), FHN elected to prospectively account for substantially all of its mortgage loan warehouse products at fair value upon origination and correspondingly discontinued the application of ASC 815-10-45 hedging relationships for all subsequent originations.

Mortgage banking interest rate lock commitments are short-term commitments to fund mortgage loan applications in process ("the pipeline") for a fixed term at a fixed price. During the term of an interest rate lock commitment,

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements (continued)

FHN had the risk that interest rates could change from the rate quoted to the borrower. FHN entered into forward sales contracts with respect to fixed rate loan commitments and futures contracts with respect to adjustable rate loan commitments as economic hedges designed to protect the value of the interest rate lock commitments from changes in value due to changes in interest rates. Interest rate lock commitments qualify as derivative financial instruments and as such do not qualify for hedge accounting treatment. As a result, the interest rate lock commitments were recorded at fair value with changes in fair value recorded in current earnings as gain or loss on the sale of loans in mortgage banking noninterest income. Changes in the fair value of the derivatives that served as economic hedges of interest rate lock commitments were also included in current earnings as a component of gain or loss on the sale of loans in mortgage banking noninterest income.

The following table summarizes FHN's derivatives associated with Mortgage Banking activities for the year ended December 31, 2009:

(Dollars in thousands) **Description**	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses) 2009**
Retained Interests Hedging				
Hedging Instruments:				
Forwards and Futures (a) (b)	$3,275,000	$ 4,262	$13,100	$26,714
Interest Rate Swaps and Swaptions (a) (b)	2,126,000	21,688	3,654	9,492
Hedged Items:				
Mortgage Servicing Rights (c) (b)	N/A	$296,260	N/A	$61,850
Other Retained Interests (d) (b)	N/A	64,830	N/A	47,758

(a) Assets included in the other assets section of the Consolidated Statements of Condition. Liabilities included in the other liabilities section of the Consolidated Statements of Condition.
(b) Gains/Losses included in the mortgage banking income section of the Consolidated Statements of Income.
(c) Assets included in the mortgage servicing rights section of the Consolidated Statements of Condition.
(d) Assets included in the trading securities section of the Consolidated Statements of Condition.

Capital Markets

Capital Markets trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities, and other securities principally for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Capital Markets also enters into interest rate contracts, including options, caps, swaps, and floors for its customers. In addition, Capital Markets enters into futures contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in capital markets noninterest income. Related assets and liabilities are recorded on the balance sheet as other assets and other liabilities. Credit risk related to these transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures through the Credit Risk Management Committee. Total trading revenues related to fixed income sales, which constitute substantially all of FHN's trading activities, was $598.6 million for the year ended December 31, 2009, inclusive of both derivative and non-derivative financial instruments. Trading revenues are included in capital markets noninterest income.

The following table summarizes FHN's derivatives associated with Capital Markets trading activities as of December 31, 2009:

(Dollars in thousands) **Description**	**Notional**	**Assets**	**Liabilities**
Customer Interest Rate Contracts	$1,514,517	$40,128	$15,246
Offsetting Upstream Interest Rate Contracts	1,514,517	15,250	40,135
Forwards and Futures Purchased	2,659,054	8,736	1,180
Forwards and Futures Sold	2,836,643	1,051	11,990

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements (continued)

Capital Markets hedges held-to-maturity trust preferred loans with a principal balance of $233.1 million and $244.6 million as of December 31, 2009 and 2008, respectively, which have an initial fixed rate term of five years before conversion to a floating rate. Capital Markets has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate risk associated with this initial five year term. These hedge relationships qualify as fair value hedges under ASC 815-10-45. The balance sheet impact of those swaps was $19.2 million and $27.7 million in other liabilities on December 31, 2009 and 2008, respectively. Interest paid or received for these swaps was recognized as an adjustment of the interest income of the assets whose risk is being hedged.

The following table summarizes FHN's derivative activities associated with these loans for the year ended December 31, 2009:

(Dollars in thousands)				Gains/(Losses)
Description	**Notional**	**Assets**	**Liabilities**	**2009**
Loan Portfolio Hedging				
Hedging Instruments:				
Interest Rate Swaps	$233,083	N/A	$19,221	$ 6,640
Hedged Items:				
Trust Preferred Loans (a)	N/A	$233,083(b)	N/A	$(6,754)(c)

(a) Assets included in loans, net of unearned section of the Consolidated Statements of Condition.
(b) Represents principal balance being hedged.
(c) Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-10-45 hedging relationships.

Interest Rate Risk Management

FHN's ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and liabilities have different maturity or repricing characteristics. FHN uses derivatives, including swaps, caps, options, and collars, that are designed to moderate the impact on earnings as interest rates change. FHN's interest rate risk management policy is to use derivatives to hedge interest rate risk or market value of assets or liabilities, not to speculate. In addition, FHN has entered into certain interest rate swaps and caps as a part of a product offering to commercial customers with customer derivatives paired with offsetting market instruments that, when completed, are designed to mitigate market risk. These contracts do not qualify for hedge accounting and are measured at fair value with gains or losses included in current earnings in noninterest expense.

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain long-term debt obligations totaling $1.1 billion on both December 31, 2009 and 2008. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet impact of these swaps was $90.9 million and $145.6 million in other assets on December 31, 2009 and 2008, respectively. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed.

FHN designates derivative transactions in hedging strategies to manage interest rate risk on subordinated debt related to its trust preferred securities. These qualify for hedge accounting under ASC 815-10-45 using the long haul method. FHN entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain subordinated debt totaling $.2 billion on December 31, 2009, and $.3 billion on December 31, 2008. The balance sheet impact of these swaps was $4.8 million in other liabilities and $1.4 million in other assets on December 31, 2009 and 2008, respectively. There was no ineffectiveness related to these hedges. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed. In first quarter 2009, FHN's counterparty called the swap associated with $.1 billion of subordinated debt. Accordingly, hedge accounting was discontinued on the date of settlement and the cumulative basis adjustments to the associated subordinated debt are being prospectively amortized as an adjustment to yield over its remaining term.

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements (continued)

The following table summarizes FHN's derivatives associated with interest rate risk management activities for the year ended December 31, 2009:

(Dollars in thousands)				Gains/(Losses)
Description	**Notional**	**Assets**	**Liabilities**	**2009**
Customer Interest Rate Contracts Hedging				
Hedging Instruments and Hedged Items:				
Customer Interest Rate Contracts (a)	$1,157,540	$65,760	$ 818	$(58,136)
Offsetting Upstream Interest Rate Contracts (a)	1,157,540	818	69,259	50,946
Debt Hedging				
Hedging Instruments:				
Interest Rate Swaps (b)	$1,200,000	$90,936	$ 4,818	$(59,844)
Hedged Items:				
Long-Term Debt (b)	N/A	N/A	1,200,000(c)	59,844(d)

(a) Gains/Losses included in the other expense section of the Consolidated Statements of Income.
(b) Gains/Losses included in the all other income and commissions section of the Consolidated Statements of Income.
(c) Represents par value of long term debt being hedged.
(d) Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-10-45 hedging relationships.

Off-Balance Sheet Arrangements

Credit-Related Commitments. FHN enters into fixed and variable interest rate loan commitments with customers. When these commitments have contract rate adjustments that lag changes in market rates, the financial instruments have characteristics similar to option contracts. FHN follows the same credit policies and underwriting practices in making commitments as it does for on-balance sheet instruments. Each counterparty's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.

Commitments to extend credit are contractual obligations to lend to a customer as long as all established contractual conditions are met. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The majority of FHN's loan commitments have maturities less than one year and reflect the prevailing market rates at the time of the commitment. Since commitments may expire without being fully drawn upon, total contractual amounts do not necessarily represent future credit exposure or liquidity requirements.

Other commitments include standby and commercial letters of credit and other credit enhancements. Standby and commercial letters of credit and other credit enhancements are conditional commitments issued by FHN to guarantee the performance and/or payment of a customer to a third party in connection with specified transactions. The credit risk involved in issuing these commitments is essentially the same as that involved in extending loan facilities to customers, as performance under any of these facilities would result in a loan being funded to the customer. See Note 22 – Fair Value of Assets and Liabilities for the book value and fair value of FHN's off-balance sheet commitments.

FHN services loans for others, and in some cases, provides guarantees or recourse on the serviced loans. See Note 18 – Restrictions, Contingencies, and Other Disclosures for additional information.

Note 26 ❑ Restructuring, Repositioning, and Efficiency

Beginning in 2007, FHN began conducting a company-wide review of business practices with the goal of improving its overall profitability and productivity. In order to redeploy capital to higher-return businesses, FHN concluded the sale of 34 full-service First Horizon Bank branches in its national banking markets in the second quarter 2008 while also taking actions to right-size mortgage banking operations and to downsize FHN's national lending operations. Additionally, in January 2008, FHN discontinued national homebuilder and commercial real estate lending through its First Horizon Construction Lending offices. FHN also repositioned mortgage banking operations through various MSR sales.

On August 31, 2008, FHN completed the sale of substantially all of FHN's mortgage origination pipeline, related hedges, certain fixed assets, and other associated assets. FHN's mortgage loan warehouse was not included within this transaction. FHN retained its mortgage operations in and around Tennessee, continuing to originate home loans for customers in its banking market footprint. FHN also agreed to the sale of servicing assets and related hedges on $19.1 billion of first lien mortgage loans and associated custodial deposits. FHN entered into a subservicing agreement for the remainder of FHN's servicing portfolio. In general, FHN received book value for the assets and liabilities it sold, less a purchase price reduction.

Continuing the efforts to refocus on core businesses, a definitive agreement was reached in 2009 for the sale of FTN ECM, the institutional equity research division of FTN Financial. FHN incurred a pre-tax goodwill impairment of $14.3 million (approximately $9 million net of taxes) in 2009. This impairment and other restructuring, repositioning, and efficiency charges incurred by FTN ECM are included with their other operating results in the Loss from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented. During first quarter 2010, the contracted sale of FTN ECM failed to close, and FHN exited this business. See Note 28 — Other Events for additional discussion related to actions occurring in 2010.

Other transactions that occurred in late 2009 were the sales and closures of FERP and Atlanta insurance operations and the cancellation of a large services/consulting contract. Losses on divestitures were $7.5 million and $1.7 million for the divestiture of the Atlanta insurance business and FERP, respectively, which include write-downs of associated goodwill. FHN incurred additional costs for closure of these locations in 2009, including goodwill impairment of $2.3 million. FHN also terminated an outsourcing/consulting contract in fourth quarter 2009 which triggered a $13.4 million charge.

Net costs recognized by FHN in the year ended December 31, 2009, related to restructuring, repositioning, and efficiency activities were $51.9 million. Of this amount, $12.4 million represented exit costs that were accounted for in accordance with the Exit or Disposal Cost Obligations Topic of the FASB Accounting Standards Codification (ASC 420).

Significant expenses recognized in 2009 resulted from the following actions:

- Severance and related employee costs of $5.6 million related to discontinuation of national lending operations and the sales and closures of FERP and the Atlanta insurance business.
- Loss on divestitures of $9.2 million related to the FERP and Atlanta insurance transactions.
- Loss of $13.4 million related to cancellation of consulting contract.
- Goodwill impairment of $14.3 million related to agreement to sell FTN ECM and $2.3 million related to the closure of the remaining Atlanta insurance business.

Net costs recognized by FHN in the year ended December 31, 2008, related to restructuring, repositioning, and efficiency activities were $91.4 million. Of this amount, $49.1 million represented exit costs that were accounted for in accordance with ASC 420.

Significant expenses recognized in 2008 resulted from the following actions:

- Expense of $49.1 million associated with organizational and compensation changes due to right-sizing operating segments, the divestiture of certain First Horizon Bank branches and certain mortgage banking operations, and consolidating functional areas.
- Loss of $16.6 million on the divestiture of mortgage banking operations.

Note 26 ❑ Restructuring, Repositioning, and Efficiency (continued)

- Loss of $2.4 million from the sales of certain First Horizon Bank branches.
- Transaction costs of $12.7 million from the contracted sales of mortgage servicing rights.
- Expense of $10.7 million for the write-down of certain premises and equipment, intangibles, and other assets resulting from FHN's divestiture of certain mortgage operations and from the change in FHN's national banking strategy.

Net costs recognized by FHN in the year ended December 31, 2007, related to restructuring, repositioning, and efficiency activities were $98.7 million. Of this amount, $47.9 million represented exit costs accounted for in accordance with ASC 420.

Significant expenses recognized in 2007 resulted from the following actions:

- Expense of $20.4 million associated with organizational and compensation changes for right sizing operating segments and consolidating functional areas.
- Non-core business repositioning costs of $17.4 million, including costs associated with the exit of the collectible coin merchandising business and the transition of the non-prime mortgage origination business to a broker model.
- Expense of $17.2 million related to other restructuring, repositioning, and efficiency initiatives, including facilities consolidation, procurement centralization, multi-sourcing and the divestiture of certain loan portfolios.
- Costs of $24.3 million related to the divestiture of 34 full-service First Horizon Bank locations in Virginia, Maryland, Georgia, and Texas, including $13.9 million for the write-down of goodwill and other intangibles; partially offset by $15.7 million of gains realized in 2007 from the disposition of 15 of these locations.
- Expense of $11.3 million related to the restructuring of mortgage operations through office closures, associated sales force decreases, and the reduction of management and support staff and downsizing of national lending operations through the reduction of consumer and construction sales forces and decreasing management, support staff and back-office costs.
- Expense of $17.4 million for asset impairments related to the discontinuance of technology projects.
- Transaction costs of $6.4 million from sales of mortgage servicing rights.

Provision for loan losses of $7.7 million was incurred during 2007 in relation to the divestiture of a non-strategic loan portfolio. Gains or losses from the divestitures of the Atlanta insurance business, FERP, certain mortgage banking operations, and First Horizon Bank branches are included in gains/(losses) on divestitures in the noninterest income section of the Consolidated Statements of Income. Transaction costs related to transfers of mortgage servicing rights are recorded as a reduction of mortgage banking income in the noninterest income section of the Consolidated Statements of Income. All other costs associated with the restructuring, repositioning, and efficiency initiatives implemented by management are included in the noninterest expense section of the Consolidated Statements of Income, including severance and other employee-related costs recognized in relation to such initiatives which are recorded in employee compensation, incentives, and benefits, facilities consolidation costs and related asset impairment costs which are included in occupancy, costs associated with the impairment of premises and equipment which are included in equipment rentals, depreciation, and maintenance. Other costs associated with such initiatives, including professional fees, intangible asset impairment costs, and asset impairment costs related to the discontinuance of technology projects, which are included in all other expense and goodwill impairment.

Activity in the restructuring, repositioning, and efficiency liability for 2009, 2008, and 2007 is presented in the following table, along with other restructuring and repositioning expenses recognized. All costs associated with the restructuring, repositioning, and efficiency initiatives implemented in 2009, 2008, and 2007 are recorded as unallocated corporate charges within the Corporate segment.

Note 26 ❑ Restructuring, Repositioning, and Efficiency (continued)

(Dollars in thousands)	**2009**		2008		2007	
	Charged to Expense	**Liability**	Charged to Expense	Liability	Charged to Expense	Liability
Beginning Balance	**$ -**	**$24,167**	$ -	$19,675	$ -	$ -
Severance and other employee related costs (a)	**5,612**	**5,612**	24,400	24,400	25,532	25,532
Facility consolidation costs	**6,511**	**6,511**	16,751	16,751	13,131	13,131
Other exit costs, professional fees, and other	**322**	**322**	7,902	7,902	9,255	9,255
Total Accrued	**$12,445**	**$36,612**	$49,053	$68,728	$ 47,918	$47,918
Payments related to:						
Severance and other employee related costs		**$ 9,840**		$16,235		$15,174
Facility consolidation costs		**8,868**		14,223		3,992
Other exit costs, professional fees, and other		**874**		7,558		7,915
Accrual reversals		**1,127**		6,545		1,162
Restructuring and Repositioning Reserve Balance		**$15,903**		$24,167		$19,675
Other Restructuring and Repositioning Expense:						
Provision for loan portfolio divestiture	**$ -**		$ -		$ 7,672	
Mortgage banking expense on servicing sales	**548**		12,667		6,428	
Loss/(gain) on divestitures	**9,183**		19,020		(15,695)	
Impairment of premises and equipment	**2,873**		5,650		9,288	
Impairment of intangible assets	**16,753**		4,030		13,999	
Impairment of other assets	**10,124**		993		29,108	
Total Other Restructuring and Repositioning Expense	**$39,481**		$42,360		$ 50,800	
Total Restructuring and Repositioning Charges	**$51,926**		$91,413		$ 98,718	

(a) Includes $1.2 million of deferred severance-related payments that will be paid after 2009.

Cumulative amounts incurred to date for costs associated with FHN's restructuring, repositioning, and efficiency initiatives are presented in the following table:

(Dollars in thousands)	Charged to Expense
Severance and other employee related costs (a)	$ 55,544
Facility consolidation costs	36,393
Other exit costs, professional fees, and other	17,478
Other restructuring & repositioning expense:	
Loan portfolio divestiture	7,672
Mortgage banking expense on servicing sales	19,643
Net loss on divestitures	12,508
Impairment of premises and equipment	17,811
Impairment of intangible assets	34,783
Impairment of other assets	40,225
Total Restructuring and Repositioning Charges Incurred to Date as of December 31, 2009	$242,057

(a) Includes $1.2 million of deferred severance-related payments that will be paid after 2009.

Note 27 ❑ Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	Year Ended December 31	
(Dollars in thousands)	**2009**	2008
Assets:		
Cash	**$ -**	$ 11,549
Securities purchased from subsidiary bank under agreements to resell	**17,827**	-
Total cash and cash equivalents	**17,827**	11,549
Interest-bearing cash	**160,999**	240,963
Securities available for sale	**7,160**	4,537
Notes receivable	**3,700**	3,700
Allowance for loan losses	**(823)**	-
Investments in subsidiaries:		
Bank	**3,455,474**	3,667,228
Non-bank	**20,631**	20,814
Other assets	**208,181**	215,337
Total assets	**$3,873,149**	$4,164,128
Liabilities and equity:		
Other short-term borrowings and commercial paper	**$ 3,800**	$ 16,830
Accrued employee benefits and other liabilities	**130,507**	129,684
Long-term debt	**436,374**	442,982
Total liabilities	**570,681**	589,496
Total equity	**3,302,468**	3,574,632
Total liabilities and equity	**$3,873,149**	$4,164,128

Certain previously reports amounts have been reclassified to agree with current presentation.

Statements of Income	Year Ended December 31		
(Dollars in thousands)	**2009**	2008	2007
Dividend income:			
Bank	**$ -**	$ -	$ 230,000
Non-bank	**1,261**	3,852	11,292
Total dividend income	**1,261**	3,852	241,292
Interest income	**570**	4,035	6,266
Other income	**1,494**	(1,724)	(1,656)
Total income	**3,325**	6,163	245,902
Provision for loan losses	**823**	-	-
Interest expense:			
Short-term debt	**298**	285	395
Long-term debt	**12,166**	18,940	26,935
Total interest expense	**12,464**	19,225	27,330
Compensation, employee benefits and other expense	**33,398**	49,290	39,041
Total expense	**46,685**	68,515	66,371
Loss before income taxes	**(43,360)**	(62,352)	179,531
Income tax benefit	**(20,514)**	(20,884)	(30,486)
Loss before equity in undistributed net income of subsidiaries	**(22,846)**	(41,468)	210,017
Equity in undistributed net income/(loss) of subsidiaries:			
Bank	**(247,205)**	(148,315)	(372,300)
Non-bank	**214**	(2,204)	(7,863)
Net loss available to common shareholders	**$(269,837)**	$(191,987)	$(170,146)

Certain previously reports amounts have been reclassified to agree with current presentation.

Note 27 ❑ Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31		
(Dollars in thousands)	**2009**	2008	2007
Operating activities:			
Net loss	**$(269,837)**	$ (191,987)	$(170,146)
Less undistributed net loss of subsidiaries	**(246,991)**	(150,519)	(380,163)
Income/(loss) before undistributed net income of subsidiaries	**(22,846)**	(41,468)	210,017
Adjustments to reconcile income to net cash provided by operating activities:			
Deferred income tax provision/(benefit)	**764**	(1,160)	(9,838)
Depreciation and amortization	**5,131**	3,060	5,239
Stock-based compensation expense	**5,821**	2,930	4,968
Loss on sale of securities	**-**	-	3,641
Net (increase)/decrease in interest receivable and other assets	**(2,962)**	94,931	14,617
Net decrease in interest payable and other liabilities	**(507)**	(110,378)	(14,030)
Total adjustments	**8,247**	(10,617)	4,597
Net cash provided/(used) by operating activities	**(14,599)**	(52,085)	214,614
Investing activities:			
Securities:			
Sales and prepayments	**-**	2,714	30,606
Purchases	**(3,000)**	(1,528)	(550)
Decrease/(increase) in interest-bearing cash	**79,963**	(34,909)	(185,477)
Return on investment in subsidiary	**700**	2,918	-
Cash investments in subsidiaries	**-**	(1,346,169)	589
Net cash provided/(used) by investing activities	**77,663**	(1,376,974)	(154,832)
Financing activities:			
Preferred stock:			
Proceeds from issuance of preferred stock and common stock warrant - CPP	**-**	866,540	-
Cash dividends	**(43,447)**	-	-
Common stock:			
Exercise of stock options	**3**	511	34,542
Proceeds from issuance of common stock	**-**	659,656	-
Cash dividends	**-**	(120,575)	(225,011)
Repurchase of shares	**(392)**	(303)	(1,104)
Long-term debt:			
Payment	**-**	-	(30,000)
(Decrease)/increase in short-term borrowings	**(13,030)**	14,754	(3,544)
Other	**80**	-	-
Net cash (used)/provided by financing activities	**(56,786)**	1,420,583	(225,117)
Net increase/(decrease) in cash and cash equivalents	**6,278**	(8,476)	(165,335)
Cash and cash equivalents at beginning of year	**11,549**	20,025	185,360
Cash and cash equivalents at end of year	**$ 17,827**	$ 11,549	$ 20,025
Total interest paid	**$ 12,246**	$ 19,014	$ 27,426
Total income taxes paid	**99,090**	332,600	11,390

Certain previously reports amounts have been reclassified to agree with current presentation.

Note 28 ❑ Other Events

During first quarter 2010, the contracted sale of FTN Financial's institutional equity research business, FTN ECM, failed to close and FHN exited this business. FHN estimates that additional charges against first quarter 2010 earnings of approximately $10 million will be incurred in connection with this action.

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

(Dollars in millions except per share data)	**2009**	2008	2007	2006	2005	2004	Growth Rates (%) 09/08	09/04**
Interest income:								
Interest and fees on loans	**$ 769.7**	$1,153.5	$1,621.9	$1,591.0	$1,133.5	$ 774.7	33.3 -	*
Interest on investment securities	**141.9**	162.3	188.7	188.1	125.2	104.4	12.6 -	6.3 +
Interest on loans held for sale	**25.8**	151.6	253.6	288.2	377.9	226.8	83.0 -	35.3 -
Interest on trading securities inventory	**53.2**	114.6	174.2	171.1	138.5	53.4	53.6 -	*
Interest on other earning assets	**2.4**	24.7	67.5	90.7	65.1	7.5	90.3 -	20.4 -
Total interest income	**993.0**	1,606.7	2,305.9	2,329.1	1,840.2	1,166.8	38.2 -	3.2 -
Interest expense:								
Interest on deposits:								
Savings	**38.9**	79.9	115.9	88.5	44.4	19.6	51.3 -	14.7 +
Time deposits	**60.9**	101.2	136.6	120.3	79.0	60.1	39.8 -	*
Other interest-bearing deposits	**5.0**	13.8	25.9	24.5	15.5	4.8	63.8 -	*
Certificates of deposit $100,000 and more	**27.7**	76.3	369.3	493.2	364.1	108.0	63.7 -	23.8 -
Interest on trading liabilities	**20.9**	33.2	51.5	76.1	80.2	20.0	37.0 -	*
Interest on short-term borrowings	**13.0**	189.6	294.1	248.9	171.9	47.8	93.1 -	22.9 -
Interest on long-term debt	**50.1**	217.6	372.0	280.7	101.1	50.2	77.0 -	*
Total interest expense	**216.5**	711.6	1,365.3	1,332.2	856.2	310.5	69.6 -	7.0 -
Net interest income	**776.5**	895.1	940.6	996.9	984.0	856.3	13.2 -	1.9 -
Provision for loan losses	**880.0**	1,080.0	272.8	83.1	67.7	48.3	18.5 -	78.7 +
Net interest income/(loss) after provision	**(103.5)**	(184.9)	667.8	913.8	916.3	808.0	44.0 +	NM
Noninterest income:								
Capital markets	**632.1**	483.5	284.2	320.0	286.2	313.4	30.7 +	15.1 +
Mortgage banking	**235.5**	518.0	69.5	370.6	479.6	444.8	54.5 -	11.9 -
Deposit transactions and cash management	**163.8**	179.0	175.3	168.6	156.2	148.5	8.5 -	2.0 +
Trust services and investment management	**29.5**	33.8	40.3	41.5	44.6	47.3	12.7 -	9.0 -
Brokerage management fees and commissions	**26.9**	32.2	37.8	37.2	30.9	28.6	16.5 -	1.2 -
Insurance commissions	**25.2**	29.1	31.7	46.6	54.1	56.1	13.4 -	14.8 -
Debt securities gains/(losses), net	**-**	.8	6.3	(75.9)	-	18.7	NM	NM
Equity securities gains/(losses), net	**(1.2)**	65.3	(7.5)	10.3	(.5)	2.0	NM	NM
Gains/(losses) on divestitures	**(9.2)**	(19.0)	15.7	-	7.0	1.2	NM	NM
All other income and commissions	**130.9**	127.7	153.6	185.0	182.3	158.0	2.5 +	3.7 -
Total noninterest income	**1,233.5**	1,450.4	806.9	1,103.9	1,240.4	1,218.6	15.0 -	*
Adjusted gross income after provision	**1,130.0**	1,265.5	1,474.7	2,017.7	2,156.7	2,026.6	10.7 -	11.0 -
Noninterest expense:								
Employee compensation, incentives, and benefits	**777.6**	929.0	932.4	985.0	949.1	862.3	16.3 -	2.0 -
Mortgage banking foreclosure and repurchase provision	**126.5**	11.5	8.5	1.6	2.8	3.8	NM	101.6 +
Foreclosed real estate	**66.2**	21.5	7.6	2.8	1.1	2.0	NM	101.4 +
Legal and professional fees	**66.1**	62.2	52.9	41.2	43.3	36.4	6.3 +	12.7 +
Occupancy	**65.4**	103.6	129.6	115.0	102.5	86.3	36.9 -	5.4 -
Operations services	**62.5**	72.6	69.5	65.7	68.7	56.8	13.9 -	*
Deposit insurance premium	**46.3**	14.7	3.3	3.2	3.0	3.0	NM	72.9 +
Contract employment	**36.2**	33.5	21.5	27.4	30.3	23.7	8.1 +	8.8 +
Equipment rentals, depreciation, and maintenance	**34.3**	56.7	72.4	73.2	73.8	69.9	39.5 -	13.3 -
Communications and courier	**27.0**	38.2	42.0	47.1	47.4	40.7	29.3 -	7.9 -
Computer software	**26.9**	30.3	53.9	34.3	28.5	26.7	11.2 -	0.1 +
Miscellaneous loan costs	**23.0**	38.2	12.8	12.1	8.0	18.6	39.8 -	4.3 +
Amortization of intangible assets	**6.0**	8.2	10.5	10.4	9.4	5.3	26.8 -	2.5 +
Goodwill impairment	**2.3**	-	84.1	-	-	-	NM	NM
All other expense	**184.2**	174.1	267.4	245.6	189.7	172.5	5.8 +	*
Total noninterest expense	**1,550.5**	1,594.3	1,768.4	1,664.6	1,557.6	1,408.0	2.7 -	1.9 +
Income/(loss) before income taxes	**(420.5)**	(328.8)	(293.7)	353.1	599.1	618.6	27.9 -	NM
Provision/(benefit) for income taxes	**(174.9)**	(154.4)	(139.9)	85.3	182.2	193.6	13.3 -	NM
Income/(loss) from continuing operations	**(245.6)**	(174.4)	(153.8)	267.8	416.9	425.0	40.8 -	NM
Income/(loss) from discontinued operations, net of tax	**(12.8)**	(3.6)	2.5	212.0	21.7	20.7	NM	NM
Income/(loss) before cumulative effect of changes in accounting principle	**(258.4)**	(178.0)	(151.3)	479.8	438.6	445.7	45.2 -	NM
Cumulative effect of changes in accounting principle, net of tax	**-**	-	-	1.3	(3.1)	-	NM	NM
Net income/(loss)	**(258.4)**	(178.0)	(151.3)	481.1	435.5	445.7	45.2 -	NM
Net income attributable to noncontrolling interest	**11.4**	14.0	18.8	18.2	10.8	-	18.6 -	NM
Net income/(loss) attributable to controlling interest	**(269.8)**	(192.0)	(170.1)	462.9	424.7	445.7	40.5 -	NM
Preferred stock dividends	**59.6**	7.4	-	-	-	-	NM	NM
Net income/(loss) available to common shareholders	**$ (329.4)**	$ (199.4)	$ (170.1)	$ 462.9	$ 424.7	$ 445.7	65.2 -	NM
Fully taxable equivalent adjustment	**$ 1.1**	$ 1.4	$ .7	$ 1.2	$ 1.1	$ 1.1	18.5 -	*
Earnings/(loss) per common share from continuing operations	**$ (1.44)**	$ (1.01)	$ (1.22)	$ 1.78	$ 2.87	$ 3.02	42.5 -	NM
Diluted earnings/(loss) per common share from continuing operations	**$ (1.44)**	$ (1.01)	$ (1.22)	$ 1.73	$ 2.77	$ 2.93	42.5 -	NM
Earnings/(loss) per share available to common shareholders	**$ (1.49)**	$ (1.03)	$ (1.20)	$ 3.30	$ 3.00	$ 3.17	45.7	NM
Diluted earnings/(loss) per share available to common shareholders	**$ (1.49)**	$ (1.03)	$ (1.20)	$ 3.21	$ 2.90	$ 3.07	45.7 -	NM

Certain previously reported amounts have been reclassified to agree with current presentation.
NM – not meaningful
* Amount is less than one percent.
** Compound annual growth rate.

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CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES (Unaudited)

(Fully taxable equivalent) (Dollars in millions)	2009 Average Balance	2009 Interest Income/ Expense	2009 Average Yields/ Rates	2008 Average Balance	2008 Interest Income/ Expense	2008 Average Yields/ Rates	Average Balance Growth(%) 09/08
Assets:							
Earning assets:							
Loans, net of unearned income (a)	**$19,579.3**	**$770.3**	**3.93%**	$21,660.7	$1,154.1	5.33%	9.6 -
Loans held for sale	**546.8**	**25.8**	**4.72**	2,588.0	151.6	5.86	78.9 -
Investment securities:							
U.S. Treasuries	**50.1**	**.9**	**1.86**	46.7	1.1	2.30	7.3 +
U.S. government agencies	**2,446.6**	**130.4**	**5.33**	2,618.9	146.0	5.57	6.6 -
States and municipalities	**51.9**	**1.1**	**2.10**	37.8	1.8	4.92	37.3 +
Other	**303.5**	**9.7**	**3.18**	260.6	13.9	5.32	16.5 +
Total investment securities	**2,852.1**	**142.1**	**4.98**	2,964.0	162.8	5.49	3.8 -
Capital markets securities inventory	**974.2**	**36.9**	**3.79**	1,519.3	69.5	4.57	35.9 -
Mortgage banking trading securities	**131.9**	**16.5**	**12.47**	350.5	45.5	12.98	62.4 -
Other earning assets:							
Federal funds sold and securities purchased under agreements to resell	**675.1**	**1.0**	**.14**	1,175.7	23.0	1.96	42.6 -
Interest-bearing cash	**614.4**	**1.4**	**.23**	168.0	1.6	.98	NM
Total other earning assets	**1,289.5**	**2.4**	**.18**	1,343.7	24.6	1.84	4.0 -
Total earning assets	**25,373.8**	**994.0**	**3.92**	30,426.2	1,608.1	5.29	16.6 -
Allowance for loan losses	**(955.6)**			(563.1)			69.7 -
Cash and due from banks	**436.7**			653.9			33.2 -
Capital markets receivables	**202.9**			294.7			31.2 -
Premises and equipment, net	**325.2**			359.4			9.5 -
Other assets	**2,764.8**			3,251.6			15.0 -
Total assets/Interest income	**$28,147.8**	**$994.0**		$34,422.7	$1,608.1		18.2 -
Liabilities and shareholders' equity:							
Interest-bearing liabilities:							
Interest-bearing deposits:							
Savings	**$ 4,507.8**	**$ 38.9**	**.86%**	$ 4,274.9	$ 79.9	1.87%	5.4 +
Time deposits	**2,163.1**	**60.9**	**2.81**	2,549.7	101.2	3.97	15.2 -
Other interest bearing deposits	**2,030.9**	**5.0**	**.25**	1,816.8	13.9	.76	11.8 +
Total interest-bearing core deposits	**8,701.8**	**104.8**	**1.20**	8,641.4	195.0	2.26	*
Certificates of deposit $100,000 and more	**1,369.2**	**27.7**	**2.02**	2,012.0	76.3	3.79	31.9 -
Federal funds purchased and securities sold under agreements to repurchase	**2,486.3**	**5.2**	**.21**	3,414.3	69.8	2.04	27.2 -
Capital markets trading liabilities	**536.2**	**20.9**	**3.89**	702.4	33.2	4.73	23.7 -
Other short-term borrowings and commercial paper	**2,663.0**	**7.6**	**.29**	5,138.5	119.7	2.33	48.2 -
Long-term debt	**3,506.9**	**50.2**	**1.43**	6,108.6	217.6	3.56	42.6 -
Total interest-bearing liabilities	**19,263.4**	**216.4**	**1.12**	26,017.2	711.6	2.74	26.0 -
Noninterest-bearing deposits	**4,485.0**			4,267.5			5.1 +
Capital markets payables	**139.9**			269.5			48.1 -
Other liabilities	**807.4**			937.9			13.9 -
Total liabilities	**24,695.7**			31,492.1			21.6 -
Shareholders' equity	**3,156.9**			2,635.4			19.8 +
Noncontrolling interest (Note 12)	**295.2**			295.2			*
Total equity	**3,452.1**			2,930.6			17.8 +
Total liabilities and equity/Interest expense	**$28,147.8**	**$216.4**		$34,422.7	$ 711.6		18.2 -
Net interest income-tax equivalent basis/Yield		**$777.6**	**3.06%**		$ 896.5	2.95%	
Fully taxable equivalent adjustment		**(1.1)**			(1.4)		
Net interest income		**$776.5**			$ 895.1		
Net interest spread			**2.80%**			2.55%	
Effect of interest-free sources used to fund earning assets			**.26**			.40	
Net interest margin			**3.06%**			2.95%	

Certain previously reported amounts have been reclassified to agree with current presentation.

Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

2007			2006			2005			2004			Average Balance Growth(%)
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	09/04 (b)
$22,106.7	$1,622.3	7.34%	$21,504.2	$1,591.4	7.40%	$18,334.7	$1,133.9	6.18%	$15,440.5	$ 775.1	5.02%	4.9 +
3,876.2	253.6	6.54	4,336.6	288.2	6.64	5,980.1	377.9	6.32	4,123.5	226.8	5.50	33.2 -
99.0	4.8	4.83	56.8	2.7	4.72	41.7	1.1	2.57	48.4	.8	1.67	*
3,033.2	172.0	5.67	3,161.5	173.3	5.48	2,635.3	115.1	4.37	2,194.9	95.6	4.35	2.2 +
1.8	-	.90	1.9	-	1.26	4.7	.2	5.01	10.8	.7	6.52	36.9 +
246.2	12.0	4.89	261.3	12.8	4.90	224.5	9.4	4.21	217.0	7.9	3.65	6.9 +
3,380.2	188.8	5.59	3,481.5	188.8	5.42	2,906.2	125.8	4.33	2,471.1	105.0	4.25	2.9 +
2,172.9	115.0	5.29	2,394.0	127.5	5.33	2,155.6	101.4	4.70	753.1	26.8	3.56	5.3 +
483.9	59.4	12.28	403.0	43.7	10.84	303.5	37.2	12.27	221.3	26.7	12.05	9.8 -
1,355.0	65.7	4.85	1,892.5	89.2	4.71	2,288.0	64.8	2.83	722.2	7.4	1.03	1.3 -
30.5	1.8	5.97	30.5	1.5	5.02	8.1	.3	3.47	8.6	.1	1.04	NM
1,385.5	67.5	4.88	1,923.0	90.7	4.72	2,296.1	65.1	2.83	730.8	7.5	1.03	12.0 +
33,405.4	2,306.6	6.91	34,042.3	2,330.3	6.85	31,976.2	1,841.3	5.75	23,740.3	1,167.9	4.91	1.3 +
(234.1)			(204.7)			(175.3)			(165.2)			42.1 -
821.5			787.4			726.0			717.2			9.4 -
156.8			173.1			574.0			212.2			*
433.7			432.3			394.2			364.4			2.3 -
3,592.1			3,534.2			3,065.3			2,436.9			2.6 +
$38,175.4	$2,306.6		$38,764.6	$2,330.3		$36,560.4	$1,841.3		$27,305.8	$1,167.9		*
$ 3,567.6	$ 115.9	3.25%	$ 3,191.4	$ 88.5	2.77%	$ 2,843.1	$ 44.4	1.56%	$ 2,614.4	$ 19.6	.75%	11.5 +
2,909.0	136.6	4.69	2,795.3	120.3	4.30	2,242.8	79.0	3.52	1,947.0	60.1	3.08	2.1 +
1,845.6	25.9	1.40	1,848.1	24.5	1.32	1,770.5	15.5	.87	1,525.5	4.8	.32	5.9 +
8,322.2	278.4	3.34	7,834.8	233.3	2.98	6,856.4	138.9	2.03	6,086.9	84.5	1.39	7.4 +
6,892.3	369.3	5.36	9,747.7	493.2	5.06	10,896.3	364.1	3.34	6,875.3	108.0	1.57	27.6 -
4,853.6	229.1	4.72	4,562.9	208.9	4.58	4,582.2	136.6	2.98	3,685.2	45.1	1.22	7.6 -
950.6	51.5	5.42	1,338.9	76.1	5.68	1,519.3	80.2	5.28	527.0	20.0	3.80	*
1,345.7	65.0	4.83	795.0	40.0	5.04	994.8	35.3	3.55	136.7	2.7	1.96	81.1 +
6,567.7	372.0	5.67	5,062.4	280.7	5.55	2,560.1	101.1	3.96	2,248.0	50.2	2.24	9.3 +
28,932.1	1,365.3	4.72	29,341.7	1,332.2	4.54	27,409.1	856.2	3.12	19,559.1	310.5	1.59	*
5,099.3			5,169.2			5,263.1			4,673.3			*
179.3			231.8			404.0			174.9			4.4 -
1,245.9			1,303.6			1,077.3			960.3			3.4 -
35,456.6			36,046.3			34,153.5			25,367.6			*
2,423.5			2,423.0			2,177.0			1,937.7			10.3 +
295.3			295.3			229.9			.5			NM
2,718.8			2,718.3			2,406.9			1,938.2			12.2 +
$38,175.4	$1,365.3		$38,764.6	$1,332.2		$36,560.4	$ 856.2		$27,305.8	$ 310.5		*
	$ 941.3	2.82%		$ 998.1	2.93%		$ 985.1	3.08%		$ 857.4	3.61%	
	(.7)			(1.2)			(1.1)			(1.1)		
	$ 940.6			$ 996.9			$ 984.0			$ 856.3		
		2.19%			2.31%			2.63%			3.32%	
		.63			.62			.45			.29	
		2.82%			2.93%			3.08%			3.61%	

* Amount less than one percent.
(a) Includes loans on nonaccrual status.
(b) Compound annual growth rate.
NM – not meaningful

Total Shareholder Return Performance Graph

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including this annual report, in whole or in part, the following Total Shareholder Return Performance Graph shall not be incorporated by reference into any such filings.

The following graph compares the yearly percentage change in our cumulative total shareholder return with returns based on the Standard and Poor's 500 index and a peer group consisting of the top 30 bank holding companies in the U.S. based on reported asset size as of December 31, 2009.



	2004	2005	2006	2007	2008	2009
First Horizon National Corp	$100.00	$ 93.16	$105.61	$ 50.43	$ 33.19	$45.24
Top 30 Banks	100.00	102.83	121.93	102.61	73.31	74.01
S&P 500 Index	100.00	108.99	112.27	127.55	132.06	81.23

Source: SNL

The preceding graph assumes $100 is invested on December 31, 2004 and dividends are reinvested. Returns are market-capitalization weighted.

The Top 30 consists of the following (with First Horizon excluded): Associated Banc-Corp, Bank of America Corporation, Bank of New York Mellon Corporation, BB&T Corporation, BOK Financial Corporation, Capital One Financial Corporation, Citigroup Inc., City National Corporation, Comerica Incorporated, Commerce Bancshares, Inc., East West Bancorp, Inc., Fifth Third Bancorp, First Citizens BancShares, Inc., Huntington Bancshares Incorporated, JPMorgan Chase & Co., KeyCorp, M&T Bank Corporation, Marshall & Ilsley Corporation, Northern Trust Corporation, PNC Financial Services Group, Inc., Popular, Inc., Regions Financial Corporation, State Street Corporation, SunTrust Banks, Inc., Synovus Financial Corp., TCF Financial Corporation, U.S. Bancorp, Wells Fargo & Company, and Zions Bancorporation.

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CORPORATE OFFICERS
AS OF JANUARY 1, 2010

THOMAS C. ADAMS JR.
Executive Vice President
Funds Management and
Corporate Treasurer

CLYDE A. BILLINGS JR.
Senior Vice President,
Assistant General Counsel
and Corporate Secretary

CHARLES G. BURKETT
President – Banking

JOHN M. DANIEL
Executive Vice President
Human Resources

FRANK J. GUSMUS JR.
President
FTN Financial

D. BRYAN JORDAN
President and
Chief Executive Officer

JAMES F. KEEN
Executive Vice President
Chief Accounting Officer

WILLIAM C. LOSCH III
Executive Vice President
Chief Financial Officer

JAMES GREGORY OLIVIER
Executive Vice President
Chief Credit Officer

CHARLES T. TUGGLE JR.
Executive Vice President
General Counsel

YOUSEF A. VALINE
Executive Vice President
Chief Risk Officer



BOARD OF DIRECTORS
AS OF JANUARY 1, 2010

ROBERT B. CARTER
Executive Vice President
FedEx Information Services and
Chief Information Officer, FedEx Corp.

SIMON F. COOPER
President and Chief Operating Officer
The Ritz-Carlton Hotel Co. LLC

MARK A. EMKES
Retired Chairman,
Chief Executive Officer and President
Bridgestone Americas Inc.
(effective February 28, 2010)

JAMES A. HASLAM III
Chief Executive Officer
Pilot Travel Centers LLC

D. BRYAN JORDAN
President and Chief Executive Officer
First Horizon National Corp.

R. BRAD MARTIN
Chairman
RBM Venture Co.

VICKI R. PALMER
President
The Palmer Group LLC

COLIN V. REED
Chairman of the Board
and Chief Executive Officer
Gaylord Entertainment Co.

MICHAEL D. ROSE
Chairman of the Board
First Horizon National Corp.

WILLIAM B. SANSOM
Chairman of the Board
and Chief Executive Officer
The H.T. Hackney Co.

LUKE YANCY III
President and Chief Executive Officer
Mid-South Minority Business Council

[THIS PAGE INTENTIONALLY LEFT BLANK]

HOW TO REACH US

HEADQUARTERS
165 Madison Avenue
Memphis, TN 38103
(800) 489-4040
www.fhnc.com

CAREER OPPORTUNITIES
(800) 489-4040, dial 1, then ext. 5308
www.fhncareers.com

COMMUNITY RELATIONS
(866) 365-4313
E-mail: jaguy@firsthorizon.com

FINANCIAL SERVICES AND PRODUCT INFORMATION
(877) 242-9889
www.firsthorizon.com

FIRST TENNESSEE BANK
(800) 382-5465
www.firsttennessee.com

FTN FINANCIAL
(800) 456-5460
www.ftnfinancial.com

INVESTOR RELATIONS
(800) 410-4577
E-mail: investorrelations@firsthorizon.com

MEDIA RELATIONS
(866) 365-4313
E-mail: ahicks@firsthorizon.com

SHAREHOLDER RELATIONS TRANSFER AGENT: WELLS FARGO
(877) 536-3558
www.wellsfargo.com/com/shareowner_services

TICKER SYMBOL
NYSE:FHN



©2010 First Horizon National Corporation